Exhibit 99.1

Itaú Unibanco Holding S.A. 2019 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Head of Investor Relations is Mr. AlexsandroBroedel. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717 ,and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	05/29/2020

Index ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 4 ITEM 2. AUDITORS 5 ITEM 3. SELECTED FINANCIAL INFORMATION 8 ITEM 4. RISK FACTORS 16 ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY 55 ITEM 6. ISSUER’S HISTORY 87 ITEM 7. ACTIVITIES OF THE ISSUER 88 ITEM 8. EXTRAORDINARY BUSINESS 155 ITEM 9. RELEVANT ASSETS 157 ITEM 10. COMMENTS OF EXECUTIVE OFFICERS 162 ITEM 11. PROJECTIONS 193 ITEM 12. STOCKHOLDERS’ MEETINGS AND MANAGEMENT 196 ITEM 13. REMUNERATION OF DIRECTORS 268 ITEM 14. HUMAN RESOURCES 297 ITEM 15. CONTROL AND ECONOMIC GROUP 303 ITEM 16. TRANSACTIONS WITH RELATED PARTIES 381 ITEM 17. CAPITAL 387 ITEM 18. SECURITIES 390 ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES 434 ITEM 20. SECURITIES TRADING POLICY 436 ITEM 21. INFORMATION DISCLOSURE POLICY 439 REPORT OF INDEPENDENT AUDITORS ON REFERENCE FORM (CVM INSTRUCTION 480) 442

ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 1.0 Identification: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Alexsandro Broedel Head of Investor Relations 1.1 Chief Executive Officer’s Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer The above-qualified officer states that: he has revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.2 Head of Investor Relations’ statement: Name of the person responsible for the content of the form Position of the person responsible Alexsandro Broedel Head of Investor Relations The above-qualified officer states that: he has revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.3 Chief Executive Officer’s/Head of Investor Relations’ Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Alexsandro Broedel Head of Investor Relations The above-qualified officers state that: they have revised the reference form; all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. 4

ITEM 2. AUDITORS Items—2.1. and 2.2.—Auditors 2019 2018 2017 Is there an auditor? YES YES YES Auditor’s Braziflian Securities and Exchange 2879 2879 2879 Commission (“CVM”) Code Type of auditor Corporate name Pricewaterhousecoopers Auditores Independentes Pricewaterhousecoopers Auditores Independentes Pricewaterhousecoopers Auditores Independentes Corporate Taxpayer’s Registry (CNPJ) 61.562.112/0001-20 61.562.112/0001-20 61.562.112/0001-20 number Service contracting date 01/31/2019 03/01/2018 03/16/2017 Initial date of service provision 01/01/2019 01/01/2018 01/01/2017 Final date of service provision 12/31/2018 12/31/2017 1. Agreements for audit of financial statements, issue of 1. Agreements for audit of financial statements, issue of 1. Audit of financial statements, issue of reports required by reports required by regulatory authorities, and issue of reports required by regulatory authorities, and issue of regulatory authorities, and issue of comfort letters; comfort letters; comfort letters; 2. Other audit procedures and issue of specific-purpose 2. Service agreements for other audit procedures and issue 2. Service agreements for the preparation of accounting reports; of specific-purpose reports; reports, due diligence and other audit procedures, and issue of specific-purpose reports; 3. Review of inquiries to tax authorities on tax aspects, 3. Service agreement for review of tax bookeeping, issue of 3. Service agreement for review of tax bookeeping, issue of Description of services contracted review of calculations and settlement of taxes and income tax calculation and settlement review report, and income tax calculation and settlement review report, and compliance with tax rules; review of compliance with transfer pricing policies; review of compliance with transfer pricing policies; 4. Other services relating to training, procurement of 4. Other services relating to procurement of technical 4. Other services relating t o training, procurement of technical materials and surveys; materials and training; technical material and surveys. 5. Review required by regulatory authorities on studies on 5. Service agreement for reasonable assurance of fulfilment impact of new accounting standard. of commitments entered with government agencies.

	2019	2018	2017
Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the last year, ended December 31, 2019, correspond to the amount of R$66,680 thousand that comprise the amounts related to audit services $65,876 thousand and other services R$804 thousand.		
Justification for the replacement	Due to the turnover of the auditor in charge, provided for in Article 9 of CVM Instruction No. 3,198/2004, we announce the replacement of Washington Luiz Pereira Cavalcanti, enrolled with the Brazilian tax register (CPF) 023.115.418-62, by Emerson Laerte da Silva, CPF 125.160.718-76, for the audit work of the years beginning on January 1, 2019.	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Any reasons presented by the auditor contrasting with the Issuer's justification for their replacement	No disagreement of the auditor with the issuer's justification.	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Person in charge			
Name of person in charge	Emerson Laerte da Silva	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti
Individual Taxpayer's Registry (CPF) number of the person in charge	125.160.718-76	023.115.418-62	023.115.418-62
Address			
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º andares	09-10º, 13-17º andares	09-10º, 13-17º andares
District	Água Branca	Água Branca	Água Branca
Zip Code	05001-903	05001-903	05001-903
City Code	11	11	11
Telephone number	3674-3883	3674-3780	3674-3780
City Code (facsimile)	3674-2060	3674-2060	3674-2060
Email	emerson.laerte@pwc.com	washington.cavalcanti@pwc.com	washington.cavalcanti@pwc.com

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2.3. Supply other information that the issuer may deem relevant The policy adopted by Itaú Unibanco Holding’s Audit Committee to avoid conflicts of interest, loss of independence or objectivity of its independent auditors is to ensure that the independence principles have been observed when services were contracted and provided, including their approval. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies. Additional information on items 2.1/2.2: With respect to the Service Period—The service contracting date will be retroactive to January 1 of the year in question, corresponding to the beginning of the legal relationship between the Parties. With respect to the service provider’s period of service—The contracting will be in force until the end of the audit service and the issuance of the respective reports related to the base date of December 31 of the year in question. 7

ITEM 3. SELECTED FINANCIAL INFORMATION 3.1- Financial Information Company X Consolidated (in R$) December 31 2019 2018 2017 a. stockholders’ equity 149,465,080,000 150,466,628,000 144,355,272,000 b. total assets 1,637,481,124,000 1,552,797,590,000 1,436,238,680,000 c. income (expenses) from financial operations (1) 64,325,041,000 62,565,045,000 67,311,928,000 d. gross income 98,512,805,000 94,018,075,000 90,557,579,000 e. net income 27,813,299,000 25,638,809,000 23,224,606,000 f. number of shares, ex treasury shares (units) (2) 9,745,601,763 9,720,520,922 9,696,945,776 g. book value per share (Brazilian reais/unit) (2) 15.34 15.48 14.89 h. basic earnings per share (Brazilian reais/unit) 2.78 2.56 2.38 i. diluted earnings per share (Brazilian reais/unit) 2.77 2.55 2.36 j. other accounting information selected by the issuer não há não há não há As a financial institution, the Bank considers interest and similar income (expense) as an indicator of net revenue. For better comparability, outstanding shares on 12/31/2017 were adjusted by the stock split approved on 10/31/2018. 3.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should: a) Inform the value of non-accounting measures No non-accounting measures were disclosed in the previous year in our financial statements under IFRS. b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements Not applicable. c) Explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations Not applicable. 3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them Issuance of Senior Notes In January 2020, Itaú Unibanco Holding priced the issuance of senior notes maturing in January 2023 in the amount of US$1 billion at a fixed rate of 2.90% and senior notes maturing in January 2025 in the amount of US$500 million at a fixed rate of 3.25%. This issuance is not subject to the registration rules with the U.S. Securities Exchange Commission (SEC), nor is it subject to registration in Brazil with the Brazilian Securities and Exchange Commission (CVM), in accordance with applicable legislation and regulation. These Notes were offered only to qualified institutional investors and Non-U.S. investors outside the territory of the United States of America. Itaú Unibanco Holding will use the funds raised by these Notes for general corporate purposes. 8

Issuance of Perpetual Subordinated Notes In February 2020, Itaú Unibanco Holding priced the issuance of perpetual subordinated notes/AT1 in the amount of US$700 million at a fixed rate of 4.625%, valid up to the fifth anniversary of the issuance date. As of that date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the securities issued by the U.S. Treasury. Itaú Unibanco Holding will be able to repurchase the notes at the fifth anniversary of the issuance date or at any subsequent interest payment date, subject to approvals from Brazilian authorities, including the Central Bank of Brazil. These notes were approved by the Central Bank of Brazil in April 2020 to make up the Additional Capital of Itaú Unibanco Holding’s Referential Equity. This issuance is not subject to the registration rules with the U.S. Securities Exchange Commission (SEC), nor is it subject to registration in Brazil with the Brazilian Securities and Exchange Commission (CVM), in accordance with applicable legislation and regulation. These Notes were offered only to qualified institutional investors and Non-U.S. investors outside the territory of the United States of America. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, Itaú Unibanco Holding entered into a purchase and sale agreement for 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). This purchase will be carried out in three phases over four years. In the first phase, Itaú Unibanco Holding acquired 52.96% of ZUP’s total voting capital for approximately R$293 million, and now holds the company’s control. In the third year, after the operation is closed, Itaú Unibanco Holding will acquire an additional 19.6% interest and the remaining interest will be acquired in the fourth year, so as to achieve 100% of ZUP’s capital. The effective acquisitions and financial settlements occurred on March 31, 2020, after the required regulatory authorizations were obtained. Covid-19 “Coronavirus” relief efforts On April 6, 2020, Itaú Unibanco Holding held a conference call with its stockholders and the general market to update the measures it implemented for managing its operations and supporting employees, clients and society in view of the novel Covid-19 pandemic. Itaú Unibanco Holding has been monitoring the economic effects of the pandemic in Brazil and in other countries where it operates, which may adversely affect the results of its operations. Since the onset of the Covid-19 outbreak in Brazil, Itaú Unibanco has set up an Institutional Crisis Management Committee that monitors the effects of the spread of the pandemic and its impacts on operations on a daily basis, in addition to the government actions, in order to mitigate these effects. Through the National Monetary Council (CMM) and the Central Bank of Brazil, the Brazilian government has adopted measures to mitigate the impacts of the Covid-19, particularly on loan operations, funding, reducing compulsory deposit, and other capital-related aspects. Itaú Unibanco Holding proceeds with its operating activities and continues to monitor and assess the impacts of this pandemic on its results, as well as on critical estimates and judgments, including provision for losses and impairment, as this event does not affect its results and financial position for the year ended December 31, 2019. A R$1 billion donation in connection with novel Coronavirus relief efforts in Brazil In April 2020, Itaú Unibanco Holding set up the Todos pela Saúde (All for Health) initiative, with a donation worth R$1 billion aimed to fight the novel coronavirus and its effects on Brazilian society. Todos pela Saúde will operate based on four action axes: Informing, Protecting, Caring, and Resuming. Itaú Unibanco Holding adds the Todos pela Saúde to other initiatives, such as the donation worth approximately R$250 million, which has been allocated to different projects to improve Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protective face masks, health equipment, hygiene kits and food. 9

3.4. Describe the policy on allocation of earnings for the past three years, indicating:

The Board of Directors submits to the Annual General Stockholders' Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are:

(i) 5% to the Legal Reserve, which should not exceed 20% of capital stock;
(ii) distribution of dividends to stockholders (please see items "b" and "c" below); and
(iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders' remuneration, and its balance may also be used:
(i) in redemption, reimbursement or own share buyback operations, under current legislation; and
(ii) in contribution to capital stock, including by means of new share bonus.

The Statutory Reserve will be comprised of funds:

a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law (Law No. 6,404/76) (please see item 3.9), always respecting the stockholders' right to mandatory dividends, under the terms of these Bylaws and applicable legislation;
b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and
d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of the Brazilian Corporate Law (please see item 3.9).).

	2019	2018	2017
a. Rules on retention of earnings	No changes in the rules		
a.i. Retained earnings amounts	No earnings retained		
a.ii. Percentage of total declared earnings	Not applicable		
b. Ruled on distribution of dividends	Amount not below 35% of net income calculated for the year		
c. Frequency of distribution of dividends	Monthly – mandatory Half-yearly - supplementary		
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	Not applicable		
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on April 19, 2018, which may be accessed on the websites of CVM (http://www.cvm.gov.br/ > Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Menu > Itaú Unibanco> Corporate Governance > Rules and Policies)		

a) Rules on retention of earnings

No changes were made to the rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law (please see item 3.9), at an Annual General Stockholders' Meeting and based

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on a proposal by management, stockholders may resolve on retaining a portion of net income for the year previously approved as part of the capital budget. Additionally, minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders’ Meeting that this would be incompatible with the Issuer’s financial position. a.i.) Retained earnings amounts Over the past three years, no earnings have been retained, and dividends paid by the Issuer have been higher than minimum mandatory dividends (please see item 3.5 below). b) Rules on distribution of dividends Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty-five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law (please see item 3.9), and in compliance with items II and III of the same legal provision. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95 (please see item 3.9). Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. On September 26, 2017 (please see Material Fact in item 3.9), the Company informed that it would continue to pay dividends and interest on capital at 35% of the recurring consolidated net income and exclude the maximum limit previously determined at 45%. Capital Management and Distribution of Profits In order to ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. The total amount to be distributed each year will be set by the Board of Directors, considering, among others: the Company’s capitalization level, according to the rules issued by the Central Bank of Brazil; the minimum level established by the Board of Directors of 13.5% for Tier 1 Capital; profitability in the year; the expectations of capital use based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirement; and changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws. Additionally, management may resolve on the distribution of additional profit whenever it deems convenient for the Issuer and/or its stockholders. Such distributions should not be construed as any future distribution of profits in addition to the minimum mandatory dividend. Under the implementation of the liquidity requirements set forth by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193 (please see item 3.9), establishing that dividends may not be paid if a financial institution fails to comply with the additional capital requirements, required in their entirety as from 2019. This restriction on dividend payment will be progressively applied, according to the extent of nonconformity with the additional capital requirements. 11

Should a financial institution’s additional capital be lower than 25% of that established by CMN for that year, no dividends or interest on capital will be distributed accordingly. If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed. If the additional capital is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed. If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed. At the end of December 2019, the BIS ratio reached 15.8%, of which: (i) 14.4% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and (ii) the amounts of Tier I and Tier II Capital totaled R$128.7 billion and R$11.9 billion, respectively on December 31, 2019. These indicators provide evidence of our effective capacity of absorbing unexpected losses. For further information, please see report “Risk and Capital Management – Pillar 3” on our website www.itau.com.br/investor.relations > Menu > Reports > Pillar 3 and Global Systematically Important Banks. Temporary suspension of distribution of dividends and increase in compensation of officers and board members In accordance with the provisions of CMN Resolution No. 4,797/2020, Brazilian financial institutions may not: (i) distribute dividends in addition to the minimum amount set by the Brazilian Corporate Law and the bylaws of each institution; (ii) carry out share buybacks (except for some limited cases); (iii) reduce its capital stock; and (iv) increase compensation of its officers and board members. These restrictions will be in force from April 6 to September 20, 2020. c) Frequency of distribution of dividends Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders. Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month. The Extraordinary General Stockholders’ Meeting of July 27, 2018 approved the Company’s share split at 50%. Monthly dividends were kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%), after the inclusion of the split shares in the stockholding position. In 2016, our stockholders received free of charge one new share for every ten shares of the same type they held, with the cost attributed to the bonus share, generating tax benefits. Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (please see item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable of the minimum mandatory dividend. This amount is declared as a dividend “additional” to those paid monthly. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Menu > Itaú Unibanco> Corporate Governance > Rules and Policies > Policies. 12

For the history of payments by the Issuer, please access the Investor Relations website www.itau.com.br/investor-relations > Shares and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders.

3.5. In a table, please indicate for each of the past three years:

R$ million

	2019	2018	2017
a. Adjusted net income for dividend purposes	25,376	20,848	20,053
b. Total distributed dividends	18,777	22,437	17,558
c. Percentage of dividends per adjusted net income	74.0%	107.6%	87.6%
d. Dividend distributed per class and type of shares:			
Total common shares	9,551	11,453	8,991
Total preferred shares	9,226	10,984	8,567
e. Payment date of the minimum mandatory dividend	Date set at General Stockholders' Meeting	Date set at General Stockholders' Meeting	Date set at General Stockholders' Meeting
f. Return on equity	20.2%	16.6%	16.4%
g. Total retained earnings	7,156	1,102	1,687
Allocation to reserves	7,156	1,102	1,687
Retained earnings	-	-	-
h. Retention approval date	04/28/2020	04/24/2019	04/25/2018

Notes:

o Adjusted net income: Net income (1) (-) 5% of Legal Reserve.

o Dividend distributed in relation to the Adjusted net income (%): Total dividend distributed (2) / Adjusted net income.

o Return on equity of issuer (%): Net income (1) / Stockholders' equity (1).

o Total dividend distributed: Interest on capital (3) (+) Dividends – Calculated per year.

o Mandatory dividend: Minimum mandatory dividend (+) Additional dividend (-) Minimum priority dividend.

o Retained earnings: Legal Reserve (1) (+) Statutory Reserve (1).

(1) Includes Company's information under BRGAAP.

(2) For 2019, dividends distributed charged from the Statutory Revenue Reserve were included.

(3) Net of income tax.

Year	Exercise Competence	Payment date	Type of event	Amounts in R$ million (*)	
				Common share	Preferred share
2019	Complementary IOC	03.07.2020	Complementary IOC	2,396	2,313
	Complementary Dividend	03.07.2020	Complementary Dividend	2,207	2,130
	IOC	03.07.2020	IOC	158	153
	December	01.02.2020	Dividends	74	72
	November	12.02.2019	Dividends	74	72
	October	11.01.2019	Dividends	74	72
	September	10.01.2019	Dividends	74	72
	August	09.02.2019	Dividends	74	72
	Complementary Dividend	08.23.2019	Complementary Dividend	3,902	3,766
	July	08.01.2019	Dividends	74	72
	June	07.01.2019	Dividends	74	72
	May	06.03.2019	Dividends	74	72
	April	05.02.2019	Dividends	74	72
	March	04.01.2019	Dividends	74	72

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February 03.01.2019 Dividends 74 72 January 02.01.2019 Dividends 74 72 2018 Complementary 03. 07.2019 Complementary IOC IOC 3,158 3,034 Complementary 03.07.2019 Complementary Dividend Dividend 5,210 5,003 IOC 03.07.2019 IOC 45 43 December 01.02.2019 Dividends 74 71 November 12.03.2018 Dividends 51 48 October 11.01.2018 Dividends 50 47 September 10.01.2018 Dividends 50 47 August 09.03.2018 Dividends 50 47 Complementary 08.30.2018 Complementary Dividend Dividend 2,063 1,978 IOC 08.30.2018 IOC 352 337 July 08.01.2018 Dividends 50 47 June 07.02.2018 Dividends 50 47 May 06.01.2018 Dividends 50 47 April 05.02.2018 Dividends 50 47 March 04.02.2018 Dividends 50 47 February 03.01.2018 Dividends 50 47 January 02.01.2018 Dividends 50 47 2017 Complementary 03.07.2018 Complementary IOC IOC 3,228 3,084 Complementary 03.07.2018 Complementary Dividend Dividend 3,186 3,046 Dividends 03.07.2018 Dividends 431 412 IOC 03.07.2018 IOC 410 386 December 01.02.2018 Dividends 50 48 November 12.01.2017 Dividends 50 48 October 11.01.2017 Dividends 50 48 September 10.02.2017 Dividends 50 48 Complementary 08.25.2017 Complementary IOC IOC 1,136 1,067 August 09.01.2017 Dividends 50 48 July 08.01.2017 Dividends 50 48 June 07.03.2017 Dividends 50 48

May	06.01.2017	Dividends	50	48
April	05.02.2017	Dividends	50	47
March	04.03.2017	Dividends	50	47
February	03.01.2017	Dividends	50	47
January	02.01.2017	Dividends	50	47

(*) Amounts for interest on capital are net of income tax.

3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves were recognized in prior years

Dividends and interest on capital declared and paid out in fiscal year 2019 based on the 2018 income, using Revenue Reserves, totaled R$10,213 million and R$6,192 million, respectively.

Dividends and interest on capital declared and paid out in fiscal year 2018 based on the 2017 income, using Revenue Reserves, totaled R$6,313 million and R$6,231 million, respectively.

Interest on capital declared and paid out in fiscal year 2017 based on the 2016 income, using Revenue Reserves, totaled R$5,050 million.

3.7. In a table, please describe the issuer's indebtedness ratio, indicating:

a. sum of current and non-current liabilities;

b. indebtedness ratio (current plus non-current liabilities, divided by stockholders' equity);

c. if the issuer so wishes, another indebtedness ratio, indicating:

i. the method used to calculate the ratio;

ii. the reason why the issuer understands that this ratio is appropriate for the correct understanding of its

	2019
a. sum of current and non-current liabilities (in R$)	1,488,016,044,000
b. indebtedness ratio (current plus non-current liabilities, divided by stockholders' equity)	9.96
c. if the issuer so wishes, another indebtedness ratio, indicating:	-
i. the method used to calculate the ratio	-
ii. the reason why the issuer understands that this ratio is appropriate for the correct understanding of its financial position and indebtedness level	-

3.8. Liabilities by type and maturity [1]

(R$ million)

Type of debt	December 31, 2019				
	Less than one year	One to three years	Three to five years	More than five years	Total
Secured debts	**14,543**	**9,226**	**1,562**	**193**	**25,524**
Agribusiness credit bills	14,543	4,906	1,562	193	21,204
Guaranteed real state notes	-	4,320	-	-	4,320
Unsecured debts	**667,382**	**137,669**	**135,516**	**76,658**	**1,017,225**
Securities sold under repurchase agreements	223,876	7,261	6,048	19,398	256,583
Structured operations certificates	575	494	41	-	1,110
Deposits	334,197	42,937	111,095	18,831	507,060
Subordinated debt	4,098	25,296	8,405	21,663	59,462
Import and export financing	60,530	3,281	96	715	64,622
Financial bills	20,829	44,282	288	34	65,433
Real estate credit bills	6,194	982	421	38	7,635
On-lending - domestic	7,921	2,414	628	685	11,648
Obligations on securities abroad	9,162	10,722	8,494	15,294	43,672
Total	**681,925**	**146,895**	**137,078**	**76,851**	**1,042,749**

(1) In accordance with consolidated financial statements under IFRS

15

3.9. Supply other information that the issuer may deem relevant The financial information presented in Item 3 (Selected Financial Information) adopts the IFRS accounting standard, except for items 3.5 and 3.6 that comply with BRGAAP accounting standards defined by the Central Bank of Brazil and CMN, since dividends are calculated based on the individual net income under BRGAAP. Additional information on item 3.4: Quoted from: Law No. 6,404/76 http://www.normaslegais.com.br/legislacao/contabil/lei6404_1976.htm Brazilian Corporate Law http://www.planalto.gov.br/ccivil_03/LEIS/L6404consol.htm Law No. 9,249/95 http://www2.camara.leg.br/legin/fed/lei/1995/lei-9249-26-dezembro-1995-349062- normaatualizada-pl.html Bylaws Investor Relations website: www.itau.com.br/investor-relations Itaú Unibanco> Corporate Governance > Regulations and Policies Material Fact—Payout Investor Relations website: http://www.itau.com.br/investor-relations Announcements to the Market > Material Fact CMN Resolution No. 4,193 https://www.bcb.gov.br/pre/normativos/busca/normativo.asp?tipo=res&ano=2013&numero=4193 ITEM 4. RISK FACTORS 4.1. Describe risk factors that may influence an investment decision, particularly those related to: This section addresses the risks we consider material to our business and an investment in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently deem immaterial or that are currently not known to us may also adversely affect us. a) The Issuer Credit risk factor We may incur losses associated with counterparty exposure risks, including the Brazilian federal government. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2019, approximately 20% of all our assets and 67.1% of our securities portfolio were comprised of these public debt securities. We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an example, an eventual failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance. 16

A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position. Credit ratings represent the opinions of independent rating agencies regarding our ability to repay our indebtedness, and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability. Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Itaú Unibanco are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Itaú Unibanco. Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses in our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate. Changes or uncertainty in base interest rates could adversely affect us. A significant portion of our business is conducted in Brazil, where the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or the COPOM, establishes the target base interest rate for the Brazilian economy (the “SELIC Rate”), and uses changes in this rate as an instrument of monetary policy. The SELIC Rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded on the SELIC System operated by the Central Bank. In recent years, the SELIC Rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2015 and 2016, as a result of increased prospects of inflation and macroeconomic instability, the COPOM increased the SELIC Rate, reaching 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. In the following years, as a result of the widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy and anchored inflation expectations, the Central Bank started a monetary easing cycle and the COPOM has reduced the SELIC Rate. As of December 31, 2017, and December 31, 2018, the SELIC Rate was 7.00% and 6.50%, respectively. As of December 31, 2019, the SELIC Rate was 4.5%, reflecting a historical low. As of the date of the filing of this Annual Report on Reference Form, the SELIC rate was 3.0%. We may face challenges associated with IBOR transition A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interbank offered rates which are deemed to be “benchmarks” (the “IBORs”, including LIBOR and EURIBOR) are the subject of recent international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011) (“Benchmarks Regulation”). In particular, the U.K. Financial Conduct Authority (“FCA”) announced that the FCA will no longer oblige banks to contribute to the calculation of LIBOR after the end of 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or be declared unrepresentative of the underlying market by 2021. This and other reforms may cause IBORs to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks 17 arising from any changes in the valuation of financial instruments linked to benchmark rates, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and commercial risks arising from the potential impact of communication with customers and engagement during the transition period. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. Operational risk factor We face risks relating to our operations. Operational risks, which may arise from errors in the performance of our processes, the conduct of our employees, instability, malfunction or outage of our IT system and infrastructure, or loss of business continuity, or comparable issues with respect to our vendors, may disrupt our businesses and lead to material losses. We face operational risk arising from errors, accidental or premeditated, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. The occurrence of any of these risks may adversely affect our business, financial results and reputations. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us. Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to eventual unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes, as well as the theft of technology and intellectual property. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage. Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs. Ethical misconduct and noncompliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation too, and could result in litigation, regulatory action and penalties. All of which may have a material adverse effect on our business, reputation and results of operations. Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by us. Additionally, we have essential other services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us. As a result of the COVID-19 pandemic, we have rapidly increased the number of employees working remotely. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted. Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as 18 damage that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and reputational or financial harm. In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We face various cybersecurity risks, including but not limited to: penetration of our information technology systems and platforms, by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential client and/or proprietary data by persons inside or outside of our organization, and cyber-attacks causing systems degradation or service unavailability that may result in business losses. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, such as denial of service, malware and phishing, for the purpose of stealing, altering or destroying a specific target by hacking into a technological susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction. A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as significant levels of liquid assets (including cash) as well as damage to our image, directly affecting our customers and partners. In addition, cyberattacks could give rise to the disabling of our information technology systems used to service our clients. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of client compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil or of the other countries where we operate. Our information technology systems are dependent on such critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our clients. According to the CMN Resolution No. 4,658, dated April 26, 2018, financial institutions must comply with new cyber risk management and cloud outsourcing requirements. We are required to be fully compliant by December 31, 2021. In addition, according to regulation CVM Resolution No. 612, dated August 2019, securities market institutions must be fully compliant by September 2020. Failure to comply with any of these new regulatory requirements could have an adverse effect on us. The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us. Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy. 19

Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future. Our performance could be adversely affected if we are unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce (particularly to emerging competitors, such as start-ups and fintechs), could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position. Misconduct of our employees or representatives may adversely affect us. Our business is based on institutional principles (“Our Way”), among which are “it’s only good for us if it’s good for the client” and “ethics are non-negotiable”. However, part of the customer relationship depends on direct interaction with our employees or representatives. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. Deviations in behavior such as inappropriate sales practices and improper use of information may occur. These risks can give rise to customer attrition, need of compensation or reimbursements, litigation and, according to its extension, may expose the institution to reputation risk, financial and credibility losses with the market and regulators. We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us. We are subject to Brazilian anticorruption legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation (mainly Brazilian Law No. 12,846/2013 – Lei Anticorrupção Brasileira), require us, among other things, the maintenance of policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. Unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units. We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including: • political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; • more restrictive or inconsistent government regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; 20

• difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently. As we expand into these and additional markets these risks could be more significant and have the potential to have an adverse impact on us. Liquidity risk factor We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among others. In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding. Market Risk Factor The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses. Market risk is the risk of losses due to movements in financial market prices. The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio. Hedge Risk Factor Our hedge strategy may not be able to prevent losses. We use diverse instruments and strategies to hedge our exposures to a number of risks associated with our business, but we may incur losses if such hedges are not effective. We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the diverse risks and market in which we are involved. Any of these scenarios may adversely affect our business and financial results. 21

Underwriting Risk Factor Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us. Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Management Risk Factor Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses. Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us. Strategy Risk Factor Our business strategy may not provide us the results we expect. Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations, including regulations limiting fees or interest rates and fostering an 22 increasingly competitive scenario, and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan. Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since our strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries. The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Until we have signed a definitive agreement, we usually do not comment publicly on possible acquisitions. When we do announce, our stock price may fall depending on the size of the acquisition. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions in a timely manner, on a cost-effective basis or at all. There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to a corporate merger, consolidation or acquisition. If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected. Reputational Risk Factor Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived unable, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damages to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects. Financial Reporting Risks Factor We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results. In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected. As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or 23 internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities. We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets. We adopt Brazilian accounting standards and managerial disclosures that differ from foreign standards, including from the U.S., with which U.S. stockholders are familiar. For regulatory purposes, we prepare and make available consolidated financial statements under IFRS issued by IASB and under the Brazilian GAAP, which may differ from US GAAP in a number of ways. We use Brazilian generally accepted accounting practices applicable to institutions authorized to operate by the Central Bank (“Brazilian GAAP”) for filing with the Brazilian Securities and Exchange Commission (“CVM”) and for calculation of payment of dividends and tax liabilities. Furthermore, we disclose quarterly reports on managerial financial information not required in other countries. U.S. investors may be unfamiliar with these different accounting standards and managerial disclosures adopted by us. Concentration Risk Factor We face risks related to market concentration. Concentration risk is the risk associated with potential high financial losses triggered by significant exposure to particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, or to financial instruments that depend on the same index or currency. We believe that an excessive concentration with respect to a particular risk factor could generate a relevant financial loss for us, especially if the risk is one described in this annual report. We recognize the importance of this risk and the potential impacts that may affect our portfolio and results of operations. Competition Risk Factor We face risks associated with the increasingly competitive environment, and recent consolidations in the Brazilian banking industry, as well as competition based on technological alternatives to traditional banking services. The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the banking industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among financial institutions in Brazil and of regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, digital technologies are changing the ways customers access banking services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to 24 disrupt existing business models through technological alternatives to traditional banking services. If we are not successfully able to compete with these disruptive business models and markets, we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer. We are subject to Brazilian antitrust legislation and, if any, that of other countries in which we operate or will possibly operate. We are subject to the Brazilian antitrust laws including No. 12,529/11, which address, particularly, infraction of the economic order. Accordingly, we are subject to penalties from Brazilian antitrust authorities (such as CADE), especially administrative fines and divestiture of assets. Additionally, we are subject to the antitrust legislation in the jurisdictions where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union) or, if any, where we will possibly operate. In addition, according to CADE regulations and current understanding, we are given a dominant position in some banking services markets in Brazil by the said body. Consequently, we cannot assure that Brazilian and foreign antitrust regulations will not affect our business in the future. b) Its parent company, direct or indirect, or control group Strategy Risk Our controlling stockholder has the ability to direct our business. As of December 31, 2019, IUPAR, our controlling stockholder, directly owned 51.7% of our common shares and 26.1% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing of dividend payments. In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. Certain of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided. c) Its stockholders Risk Factors for ADS Holders The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire. The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. 25

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares. We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages. While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes. If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank either as (i) a Foreign Direct Investment, subject to Law No. 4,131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4,373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (E.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable. The tax treatment for the remittance of dividends and distributions on, and the proceeds from any sale of, our preferred shares is less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries. Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. d) Its subsidiary and affiliated companies As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1.

e) Its suppliers Operational risk factor Some factors include events that are fully or partially beyond our control, such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of interruption of the provision of services and materials and of situations that may impact the bank’s image. f) Its clients Credit Risks Factor Past performance of our loan portfolio may not be indicative of future performance, changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control. For example, when Brazilian banks increased their loan portfolio to consumers, particularly in the automotive sector. However, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition. Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition and it could also adversely affect the growth rate and the mix of our loan portfolio. In addition, if we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations. g) Economic sectors in which the issuer operates Macroeconomic Risks Factor—International Scenario Changes in economic conditions may adversely affect us. Our operations are dependent upon the performance of the economies of the countries in which we do business, and Latin American countries in particular. Crises and volatility in the financial markets of 27 countries other than Brazil may affect the global financial markets and the Brazilian economy and may have a negative impact on our operations. The demand for credit and financial services, as well as our clients’ ability to repay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rate, inflation, and fluctuations in interest and foreign exchange rates. Disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. The new COVID-19 pandemic added a new source of uncertainty to global economic activity. The number of cases has accelerated significantly in early 2020, and authorities around the world have taken measures to try to contain the spread of the disease, since the virus has spread globally. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside. The materialization of these risks has affected global growth and may decrease investors’ interest in assets from Brazil and other countries in which we do business, which has adversely affected the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. We are exposed to certain risks that are particular to emerging and other markets. In conducting our business in Brazil, as well as other emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries. Banks that operate in countries considered to be emerging markets, including us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on our operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade in sovereign credit ratings (since the ratings of financial institutions, such as us, tends to be capped to the sovereign’s rating) or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us. In Argentina, the new government that took office in December 2019 announced fiscal austerity measures (focusing mostly on higher taxes), while capital controls were reinforced, payments on foreign currency debt under local law were suspended and the outcome of the sovereign debt renegotiation remains uncertain. We expect Argentina’s GDP to decrease by 6.4% this year. In Chile, protests led political actors to agree on a referendum process to decide on a new constitution. Recently protest activity was halted due to the COVID-19 pandemic and the referendum was postponed. However, uncertainty over the constitutional process and other reforms will likely continue to curb business confidence and economic growth, despite expansionary fiscal and monetary policies. In Colombia the oil-price shock adds to the COVID-19 pandemic and social unrest, reducing the prospects for fiscal consolidation and risking the country´s investment grade status. Crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us. 28

Brazilian authorities exercise influence over the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as a deterioration of government fiscal accounts, may adversely affect us. Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. From 2004 to 2013, we benefited from Brazil’s generally stable economic environment, with average annual GDP growth of approximately 4.0% during that period, which led to increased bank lending and deposits. The following years were less favorable, as GDP growth slowed to 0.5% in 2014 then decreased by 3.5% in 2015 and 3.3% in 2016. From 2017, growth has been improving gradually, as GDP expanded 1.3% in both 2017 and 2018. In 2019, GDP expanded 1.1%. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non-financial corporations and, therefore, have a material adverse effect on us. Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay and, consequently, affecting us. Macroeconomic Risks Factor—Domestic Scenario Fiscal The Brazilian primary public accounts have deteriorated since 2014. To address the structural fiscal imbalance, the Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least ten years, effective as of 2017. Further, Congress approved a comprehensive social security reform and government started an asset sale program, creating conditions to a cyclical decrease of the public debt, while the primary result gradually improves. In order to guarantee that the spending ceiling remains feasible in the years ahead, government has proposed further reforms to Congress, including constitutional amendments to limit public spending and the yet to be presented Administrative Reform. However, these discussions were temporarily put aside because of the COVID-19 pandemic. We expect temporarily larger deficits to pay for measures to mitigate the impacts of coronavirus. Since we do not expect the COVID-19 measures to create permanent expenses, the gradual fiscal adjustment provided by the spending cap can be resumed from 2021 onward. If the government fails to persist on the fiscal adjustment agenda, the local economy would be negatively impacted, with a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition. Monetary Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the short-term interest rate (SELIC), resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs. In addition, increases in the SELIC interest rate could reduce demand for credit and 29 increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins. The Central Bank’s Monetary Policy Committee (the “COPOM”) was created on June 20, 1996 and is responsible for setting the SELIC interest rate. The COPOM meets eight times a year, every 45 days. The aim in creating the COPOM was to enhance monetary policy transparency and confer adequate regularity to the monetary policy decision-making process. Currently, many central banks around the world follow similar procedures, facilitating the decision-making process, monetary policy transparency and communication with the public. After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. The SELIC rate reached 4.50% in December 2019 and 3.0% in May 2020. The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy, as well as anchored inflation expectations have resulted in the SELIC reaching historically low levels. COVID-19 or any other pandemic disease and health events could affect the economies of the countries in which we operate, our business operations or our financial condition and results of operations. Public health crises, or the public perception of the risks of public health crises, such as the outbreak of the COVID-19 pandemic, may negatively impact economic activity in Brazil and in other countries in which we operate. Accordingly, our results of operations or financial condition may be adversely affected. The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including the countries in which we operate, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, restricting travel, limiting public gatherings and suspending certain economic activities. In addition, concerns related to COVID-19 have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in increased volatility of stock prices (including the price of our stock), a trend which may continue. Also, there are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, including companies in the financial sector. Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition. The first case of COVID-19 in Brazil was detected on February 25, 2020. As of the date of this Annual Report on Reference Form, the Brazilian Federal and State governments have taken various measures in order to prepare the country for mass contagion, including partial lockdown for some regions. Further government actions may be imposed according to when and how the peak of contagion will occur. From a macroeconomic point of view, the impact of COVID-19 in Brazil is uncertain. Our estimates indicate that COVID-19 could result in a decline of 2.5% in Brazilian GDP in 2020, from our prior estimate of an increase of 1.8%. However, it is worth noting that there is a considerable degree of uncertainty about GDP growth forecasts for this year, which stems from uncertainty about (i) the duration of the lockdown / isolation measures and (ii) the pace of recovery in the second half of 2020. It is reasonable to believe that, the longer the duration of the isolation measures, the slower the recovery will be in the second half of this year, since the consequences on the financial condition of corporates and households tend to be more intense, delaying the normalization. Economic stagnation, contraction and increased unemployment levels may affect our cost of funding, the recoverability and value of our assets and could result in higher past-due loans, given the deteriorated financial condition of our customers and, therefore, higher provisions for loans losses, resulting in lower net income. The COVID-19 pandemic has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates and credit spreads. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets, which could deteriorate our financial condition. Furthermore, market concerns could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our business. As the COVID-19 pandemic continues to impact economic activity globally, we, our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time. In addition, preventive measures — either imposed by governments or voluntarily adopted by companies — may lead to our customers being unable to transact business and meet their obligations with us. Consequently, the COVID-19 pandemic may have an adverse effect on our operations. Further, given the uncertainty regarding the extent and timing of contagion, as well as the imposition (or relaxation) of protective measures, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition as of the date of this Annual Report on Reference Form. Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects. Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities in NY) that acted as underwriters on public distributions of securities of such investigated companies, and Banco Itau International, private banking vehicle of Itau in Miami, were in the recent past also parties to certain related lawsuits in the U.S., that were either settled or dismissed, and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Another high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. On July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was Itau´s employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last fifteen years, we 31 may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth. It was recently reported by the press that Antonio Palocci Filho and Eike Fuhrken Baptista da Silva, upon entering into plea bargain agreements in connection with investigations conducted by Brazilian criminal prosecution bodies, have mentioned alleged irregularities in election donations and market manipulation, respectively, performed by some Brazilian banks, including Itaú Unibanco and Itaú BBA. It is important to reinforce that neither Itaú Unibanco nor Itaú BBA have had access to the content of such plea bargains nor have they been served with notice of process from any official bodies. Come what may, Itaú Unibanco and Itaú BBA strongly deny the alleged reported facts, reinforcing that they have never made election donations aimed to meet private interests and that all their operations carried out in the capital and credit markets are in accordance with applicable legislation and are overseen by proper authorities. h) Regulation of the sectors in which the issuer operates Banking Regulation Risk Factor We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process. Changes in applicable law or regulations may have a material adverse effect on our business. Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the BCBS, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on our activities. In 2019, multiple bills sought to limit interest rates, particularly for credit cards’ facilities (rotativo do cartão) and overdrafts facilities (cheque especial) – the latter, with limits that are more restrictive than those recently imposed by the Central Bank. Further caps on 32 interest rates may be adopted. Furthermore, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. Another example is the proposed Private Security Statute that may prohibit foreign capital and participation of financial institutions in cash in transit companies and, as such, limit the number of possible suppliers (security is a relevant part of operating costs). Congress is also discussing a comprehensive tax reform that would unify multiple indirect taxes into a single rate Value Added Tax (VAT). If the VAT were to be applied on interest rates, the amount of indirect taxes paid by borrowers would increase significantly, which could affect the size of the credit market. In 2020, Congress is also expected to put to a vote a bill that will allow the execution of convictions after condemnation in the second instance court, both in the criminal and in the civil spheres, before the exhaustion of all available appeals. If signed into law, the bill may have an impact on the execution of tax debts proceedings of which the bank is part. In addition, local or state legislatures may from time to time consider bills intending to impose security measures and standards for customer services, such as setting branch opening hours, requiring 24 hour armed guard personnel and specifications on ATM functioning, among others, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that affect our ability to evaluate credit risk and collect outstanding debts. For example, legislators often impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus. These types of restrictions could also adversely affect our ability to collect outstanding credit. We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a portion of these compulsory deposits does not bear interest. The Central Bank has periodically changed the minimum level of compulsory deposits reserves that financial institutions are required to maintain with the Central Bank. Insurance Regulations Our insurance operation is subject to regulatory agencies, such as SUSEP and ANS. Therefore, we may be affected negatively by the penalties applied by such regulators. Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law. Health insurance companies are subject to ANS regulations. With respect to companies that are deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable health insurance company’s portfolio, or take other measures, such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, 33 insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio. In this sense, our insurance operation may be affected negatively by the penalties applied by SUSEP or ANS, as described above. Capital Market and Tax Regulations Holders of our shares and ADSs may not receive any dividends. Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS. Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. To suspend the dividend payments, our Fiscal Council is required to furnish to the CVM an opinion on the matter along with a statement by our executives. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment. Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution. For further details about CMN’s capital requirements and dividends and interest on capital see “Note 2.4 – Summary of Main Accounting Practices, q) Dividends and Interest on Capital” and “Note 19 – Stockholders’ Equity” to our audited consolidated financial statements. Tax reforms may adversely affect our operations and profitability. The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the way taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Currently, the Brazilian Congress is discussing a broad tax reform and there is no clarity as to when such reform may ultimately be enacted. If adopted, any such tax reform may affect our business by increasing our costs, limiting our profitability or having other impacts. Litigation Risk Unfavorable court decisions involving material amounts for which we have no or partial provisions or in the event that the losses estimated turn out to be significantly higher than the provisions made, may adversely affect our results and financial condition. As part of the ordinary course of our business, we are subject to, and party to various civil, tax and labor lawsuits, which involve financial risks. Our audited consolidated financial statements only include reserves for probable losses that can be reasonably estimated and eventual expenses that we incur in connection with litigation or administrative proceedings, or as otherwise required by Brazilian law. It is currently 34 not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amounts for which we have no or partial provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions, may adversely affect our results and financial condition. Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, we established provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions. The STF has issued a number of decisions in favor of the holders of savings accounts, but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue. In December 2017, under the mediation of the Advocacia-Geral da União (or AGU), the representative entities of banks and the representative entities of holders of savings accounts entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks. The agreement establishes the conditions for the voluntary adhesion of the holders of savings accounts for the receiving of amounts and closure of processes. The agreement was ratified at a plenary session of the STF on March 1, 2018 and the holders of savings accounts were able to adhere to its terms for a period of 24 months. Due to the end of this period, in March 2020, the parties signed an addendum to the agreement instrument to extend the period of adhesion for another 60 months to include a greater number of the holders of savings accounts and consequently increase the closure of processes. For the validity and effects of this additive, the approval of the STF will be necessary, and is expected to occur in the second quarter of 2020. As such, low adherence to the agreement and an eventual unfavorable judgment by the STF may result in Brazilian banks incurring relevant costs, which could have an adverse effect on our financial position. We are currently working with the courts to encourage adherence. Tax assessments may adversely affect us. As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders. i) Foreign countries in which the issuer operates The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1. 35 not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amounts for which we have no or partial provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions, may adversely affect our results and financial condition. Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, we established provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions. The STF has issued a number of decisions in favor of the holders of savings accounts, but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue. In December 2017, under the mediation of the Advocacia-Geral da União (or AGU), the representative entities of banks and the representative entities of holders of savings accounts entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks. The agreement establishes the conditions for the voluntary adhesion of the holders of savings accounts for the receiving of amounts and closure of processes. The agreement was ratified at a plenary session of the STF on March 1, 2018 and the holders of savings accounts were able to adhere to its terms for a period of 24 months. Due to the end of this period, in March 2020, the parties signed an addendum to the agreement instrument to extend the period of adhesion for another 60 months to include a greater number of the holders of savings accounts and consequently increase the closure of processes. For the validity and effects of this additive, the approval of the STF will be necessary, and is expected to occur in the second quarter of 2020. As such, low adherence to the agreement and an eventual unfavorable judgment by the STF may result in Brazilian banks incurring relevant costs, which could have an adverse effect on our financial position. We are currently working with the courts to encourage adherence. Tax assessments may adversely affect us. As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders. i) Foreign countries in which the issuer operates The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1. 35 j) Environmental and social (E&S) issues Environmental and Social Risk We may incur financial losses and damages to our reputation from environmental and social risks. Environmental and social risk is considered a material issue for our business, since it can affect the creation of shared value in the short, medium and long terms, from the standpoint of our organization and our main stakeholders. Further, we understand environmental and social risk as the possibility of losses due to exposure to environmental and social events arising from the performance of our activities. CMN Resolution 4,327/2014, provides minimum requirements for environmental and social responsibility policies for financial institutions. Accordingly, we are required to assess environmental and social risks and evaluate data from environmental and social related financial losses. The Central Bank is responsible for supervising the implementation of such regulation. Environmental and social issues may affect our activities and the revenue of our clients, causing delinquency or default, especially in case of relevant environmental and social events. These risks are more pronounced when we provide financial support for clients and projects, as we could be held indirectly liable for supporting such activity in case of environmental or social damage. To mitigate these risks, we conduct diligence procedures prior to the approval of new financial support. We also recognize climate risk as an emerging environmental and social risk, given climate change offers relevant risks and opportunities for our business, and consider it in our due diligence processes. Climate change is a risk as it affects our clients, suppliers and our operations, including in administrative buildings, our network of branches and data processing centers. Finally, our reputation could be affected if we do not fully comply with voluntary commitments, such as Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor among others. 4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those related to foreign exchange and interest rate risks. a) Our definition of market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. b) Our market risk governance Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: Political, economic and market conditions; The profile of our portfolio; and Capacity to act in specific markets. The key principles underlying our market risk control structure are as follows: 36

Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; Increase transparency as to how the business works to optimize results; Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure at a minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the Board of Directors guidelines, which are reviewed and approved by our Board of Directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. c) Our market risk procedures and metrics In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. Our market risk framework categorizes transactions as ‘Trading Book’ or ‘Banking Book’, in accordance with general criteria established by specific regulation. Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term. Market risk management is based on the following key metrics: Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. 37

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and
- Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Please see "Note 32 – Risk and Capital Management" to our audited consolidated financial statements for further details about market risk.

VaR – Consolidated Itaú Unibanco Holding

Our consolidated VaR is calculated through the Historical Simulation. The assumption underlying Historical Simulation is that the expected distribution for the possible gains and losses (P&Ls—Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation.

The VaR is calculated with a confidence interval of 99%, a historical period of 4 years (1000 working days) and a holding period that varies in accordance with the portfolio's market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.

As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Consolidaded VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2019	Average	Minimum	Maximum	December 31, 2018
				(In millions of R$)				
Group of Risk Factor								
Interest rate	815.7	651.6	959.7	813.1	851.4	720.0	1,042.9	898.4
Currencies	27.6	10.9	59.2	10.9	24.7	12.7	45.2	37.3
Equities	30.2	13.5	57.4	29.4	39.2	23.6	58.5	50.1
Commodities	1.8	0.5	4.7	1.0	1.6	0.6	3.1	1.0
Diversification effect (2)				(576.1)				(605.3)
Total	**333.7**	**208.7**	**471.9**	**278.3**	**399.3**	**294.7**	**603.6**	**381.5**

(1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

(2) Reduction of risk due to the combination of all risk factors.

As of December 31, 2019, our average global VaR (Historical Simulation) was R$333.7 million, or 0.24% of our consolidated stockholders' equity as of December 31, 2019, compared to R$399.3 million as of December 31, 2018 or 0.26% of our consolidated stockholders' equity as of December 31, 2018.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$44.0 million as of December 31, 2019, compared to R$48.4 million as of December 31, 2018 and to R$52.0 million as of December 31, 2017.

38

December December Trading Book VaR(1) Average Minimum Maximum Average Minimum Maximum 31, 2019 31, 2018 (In millions of R$) Group of Risk Factor Interest rate 25.1 11.6 43.8 34.5 38.2 13.8 130.0 20.0 Currencies 21.1 6.4 48.4 6.4 19.9 9.0 41.0 33.1 Equities 21.8 6.0 47.0 14.4 21.8 8.4 42.8 39.2 Commodities 1.9 0.5 6.1 1.0 1.6 0.8 3.1 1.0 Diversification effect (2) (12.9) (40.2) Total 44.0 25.2 84.9 43.4 48.4 21.9 115.7 53.1 Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. Reduction of risk due to the combination of all risk factors. Sensitivity Analyses (Trading and Banking Portfolios) As required by Brazilian regulation, we conduct sensitivity analyses for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances. The sensitivity analyses of the Trading Portfolio and Banking Portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis. Exposures Trading Portfolio (1) Trading and Banking Portfolios (1) December 31, 2019 December 31, 2019 Risk Factors Risk of varitions in: Scenario I Scenario II Scenario III Scenario I Scenario II Scenario III (In thousands of R$) Interest Rate Fixed Income Interest Rates in reais (658) (86,432) (214,996) (11,579) (1,383,839) (2,776,926) Foreign Exchange Linked Foreign Exchange Linked Interest Rates (304) (21,886) (42,336) (2,925) (196,449) (377,441) Foreign Exchange Rates Prices of Foreign Currencies (282) 80,050 427,563 2,230 47,173 322,325 Price Index Linked Interest of Inflation coupon (163) (2,993) (4,457) (6,527) (460,666) (868,806) TR TR Linked Interest Rates—(1) (1) 493 (65,875) (159,057) Equities Prices of Equities 2,069 2,612 185,005 6,016 (94,531) (9,281) Other Exposures that do not fall under the definitions abov (15) (2,184) (6,869) (45) (8,555) (26,163) Total 647 (30,834) 343,909 (12,337) (2,162,742) (3,895,349) Amounts net of tax effects. Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices; Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Interest Rate Sensitivity Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities. Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds. The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise. 39

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our “CSRML” analyzes Itaú Unibanco Group’s gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. Please see “Note 32 – Risk and Capital Management, 2. Market Risk” of our audited consolidated financial statements for further details about the position of our interest-bearing assets and liabilities as of December 31, 2019. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions. LIBOR Transition In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBOR rates by new reference rates. The main goal of this working group was, and still is, to support our senior executives in the decision-making process relating to this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil. Among its actions over the past two years, we can highlight the following: (i) assessment of the bank’s exposure to IBORs; (ii) the amendment of fallback clauses present in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping the operational impact of the transition to the new rates; (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject. Throughout 2020, the working group will continue to follow market guidelines and will act in the implementation of previously defined action plans, including systems changes to the new rate methodologies for both new transactions and for the current portfolio as well. The Group will further analyze the bank’s adherence to ISDA protocols and the amendment of clauses for assets and liabilities. In that same sense, the Group will keep up with the periodic reports to Senior Management and clients whenever it deems necessary. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision. The ranges are divided into: Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models; Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and Red (10 or more exceptions): demonstrates the need for improvement action. According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions. The regulatory VaR model had one backtesting exception in the 250 business days ended December 31, 2019. 40

4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating:

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$747.3 million, which accounts for 0.5% of Itaú Unibanco Holding's stockholders' equity under IFRS (R$149,465 million on December 31, 2019).

Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case is dependent on the recognition of the unconstitutionality of legislation in force.

Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results.

Civil Proceedings

Case No. 2007.51.01.001894-7

a. **Court:** 22th Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro)
b. **Jurisdiction:** Appellate court – Court of Appeals of the State of Rio de Janeiro (TJRJ)
c. **Filing date:** 02/05/2007
d. **Parties to the proceedings:** Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. ("Banerj"), Banco do Estado do Rio de Janeiro S.A. ("Berj"), State of Rio de Janeiro and Central Bank of Brazil
e. **Amounts, rights or rights involved:** R$ 4,741,452,260.00 (originally claimed amount)
f. **Main facts:** This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A., is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee's brief, which is pending trial.
g. **Chance of loss:** Remote.
h. **Analysis of impact in the event of an unfavorable decision:** To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.

41

Court: 6th Federal Court – Curitiba (State of Paraná) Jurisdiction: Federal Supreme Court (STF) Filing date: 10/13/2005 Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil, and Itaú Unibanco S.A Amounts, rights or rights involved: R$ 3,738,621,318.72 (originally claimed amount) Main facts: Plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the inaccurate evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. This action was challenged in court on the grounds that tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent bank. This action was suspended. Closing arguments were submitted. Chance of loss: Remote. Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits. Case No. 2005.70.00.027997-3 Case No. 2000.51.01.030509-7 Court: 2nd Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) Jurisdiction: Federal Regional Court (TRF) of the 2nd Region Filing date: 11/21/2000 Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal Amounts, rights or rights involved: R$ 942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). Main facts: This is a public-interest civil action involving aspects of Banerj’s privatization process. The so- called “B Account” (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In this case, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled because the Public Prosecution Office was not served with notice. The Federal Regional Court would retry the case. After retrying the case, the Federal Regional Court has decided to declare the judgment null due to the failure to serve the Federal Government with notice. Awaiting publication for filing a special appeal. Chance of loss: Remote. Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account”. 42

Case No. 2003.51.01.028514-2

a. **Court:** 2nd Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro)
b. **Jurisdiction:** Federal Regional Court (TRF) of the 2nd Region
c. **Filing date:** 12/05/2003
d. **Parties to the proceedings:** Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. ("Banerj"), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco.
e. **Amounts, rights or rights involved:** R$ 942,399,095.28 (historical amount of the "B Account" set up on June 10, 1997).
f. **Main facts:** This is a public-interest civil action based on alleged administrative improbity involving some aspects of Banerj's privatization process, related to the set up and use of the so-called "B Account" (an escrow account). In this case, plaintiffs claim there were undue withdrawals of funds deposited in the "B Account" through allegedly unlawful procedures adopted in labor claims filed by Banerj's former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the "B Account" to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also that the defendants be judged jointly and severally for damages to refund the alleged unduly withdrawn amounts under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992) driven by alleged administrative improbity of the defendant individuals. The case was dismissed, recognizing the legality of the "B Account" set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled because the Public Prosecution Office was not served with notice. The Federal Regional Court will retry the case. After retrying the case, the Federal Regional Court has decided to declare the judgment null due to the failure to serve the Federal Government with notice. Awaiting publication for filing a special appeal.
g. **Chance of loss:** Remote.
h. **Analysis of impact in the event of an unfavorable decision:** To refund the amounts unduly withdrawn from the "B Account".

Case No. 0003056-02.2003.8.26.0200

a. **Court:** 2nd Civil Court of Itapira – State of São Paulo
b. **Jurisdiction:** Appellate court - Appellate Court of the State of São Paulo (TJSP)
c. **Filing date:** 08/06/2003
d. **Parties to the proceedings:** KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco
e. **Amounts, rights or rights involved:** R$ 9,908,848,213.43 (December 2019)
f. **Main facts:** Lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered in lower court to exclude interest capitalization and refund overpaid amounts, adjusted including interest in the same proportion as it had been charged by the bank. Regarding the calculation of the liquid amount, the lower court, taking into account the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff. The Appellate Court of the State of São Paulo overturned this judgment and excluded the capitalization, reducing the amount of the award. The plaintiff filed a motion for clarification, which was denied.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining risk of remote loss is R$9,9 billion.

43

Tax claims Case No. 0204699-55.0500.8.26.0090 (204.699/05) Court: 2nd Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) Jurisdiction: Federal Regional Court (TRF) of the 2nd Region Filing date: 12/05/2003 Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco. Amounts, rights or rights involved: R$ 942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). Main facts: This is a public-interest civil action based on alleged administrative improbity involving some aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this case, plaintiffs claim there were undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also that the defendants be judged jointly and severally for damages to refund the alleged unduly withdrawn amounts under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992) driven by alleged administrative improbity of the defendant individuals. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled because the Public Prosecution Office was not served with notice. The Federal Regional Court will retry the case. After retrying the case, the Federal Regional Court has decided to declare the judgment null due to the failure to serve the Federal Government with notice. Awaiting publication for filing a special appeal. Chance of loss: Remote. Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”. Case No. 2003.51.01.028514-2 Case No. 0003056-02.2003.8.26.0200 Court: 2nd Civil Court of Itapira – State of São Paulo Jurisdiction: Appellate court—Appellate Court of the State of São Paulo (TJSP) Filing date: 08/06/2003 Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco Amounts, rights or rights involved: R$ 9,908,848,213.43 (December 2019) Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered in lower court to exclude interest capitalization and refund overpaid amounts, adjusted including interest in the same proportion as it had been charged by the bank. Regarding the calculation of the liquid amount, the lower court, taking into account the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff. The Appellate Court of the State of São Paulo overturned this judgment and excluded the capitalization, reducing the amount of the award. The plaintiff filed a motion for clarification, which was denied. Chance of loss: Remote Analysis of impact in the event of an unfavorable decision: In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining risk of remote loss is R$9,9 billion. 43 Court: Municipal Tax Foreclosures of São Paulo Jurisdiction: Lower court – Municipal Tax Foreclosure Court of São Paulo Filing date: 11/30/2005 Parties to the proceedings: City of São Paulo vs. Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil) Amounts, rights or rights involved: R$ 3,204,937,461.78 (December 2019) Main facts: Tax foreclosure filed by the City of São Paulo for collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Appellate Court of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to the denial of a fair opportunity to be heard. The case was remanded to the original court so that the expert evidence required by the Bank be produced and a new judgment be rendered. Expert evidence is pending completed. Chance of loss: Remote. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Tax claims Case No. 0204699-55.0500.8.26.0090 (204.699/05) Case No. 2008.61.00.014763-1 Court: 11th Civil Court of the Federal Justice of São Paulo Jurisdiction: Appellate court—Federal Regional Court (TRF) of the 3rd Region Filing date: 06/23/2008 Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo Amounts, rights or rights involved: R$ 1,388,896,234.08 (December 2019) Main facts: Writ of mandamus filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) No. 413/2008. This preliminary injunction was denied. Judgment for defendant. The appeal and the motion for clarification filed by the companies were dismissed. Appeals filed at higher courts were denied. Unappealable judgment unfavorable to the plaintiffs, and we are now awaiting deposits to be converted into income to close the case. Chance of loss: Probable. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No.16327.720550/2014-18 Court: Federal Revenue Service Jurisdiction: Administrative higher court—Higher Chamber of Tax Appeals (CSRF) Filing date: 06/26/2014 Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A Amounts, rights or rights involved: R$1,296,547,748.67 (December 2019) Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed on CARF for trial docket, which decided to postpone trial to produce more evidence in connection with the periods under notification. The special appeal filed in view of the unfavorable appellate decision by the Administrative Board of Tax Appeals (CARF) is awaiting trial. The portion of the bonus-related debt is under discussion in connection with an action for annulment. Chance of loss: Possible (R$1,031,750,751.77) and Probable (R$264,796,996.89) Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged 44

Case No.16327.721108/2014-09

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. **Filing date:** 12/05/2014
d. **Parties to the proceedings:** Federal Revenue Service vs. Itaú Unibanco S.A.
e. **Amounts, rights or rights involved:** R$ 1,289,245,680.47 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax and social contribution on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger would have been incorrectly amortized on a fiscal basis. A separate fine is being levied on the grounds of the non-payment of monthly estimated amounts. With respect to merits, the action for annulment No. 5013052-25.2019.403.6100 was filed and is currently pending at the 25th Federal Civil Court of São Paulo, secured by a bank guaranty. With respect to the separate fine, after being served with the sentence that dismissed the special appeal, an action challenging its legality was filed.
g. **Chance of loss:** Possible.
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.721149/2015-78

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. **Filing date:** 12/22/2015
d. **Parties to the proceedings:** Federal Revenue Service vs. Itaú Unibanco S.A.
e. **Amounts, rights or rights involved:** R$ 1,188,960,532.92 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax and social contribution for calendar years 2010, 2011 and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). The voluntary appeal and the mandatory review were denied. With respect to merits, the action for annulment No. 5015701-60.2019.4.03.6100 was filed and is currently pending at the 10th Court of the Federal Justice of São Paulo, with an interlocutory relief granted. The CSFR rendered a judgment unfavorable to the defendant with respect to the separate fine.
g. **Chance of loss:** Remote.
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.720680/2013-61

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. **Filing date:** 06/25/2013
d. **Parties to the proceedings:** Federal Revenue Service vs. Itaú Unibanco Holding S/A
e. **Amounts, rights or rights involved:** R$ 28,540,778,342.96 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax and social contribution for fiscal year 2008 resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision favorable to the Company by cancelling the tax assessment notice. The special appeal filed by the Federal Revenue Service was suspended by CARF until the Writ of Mandamus No. 1017987-56.2017.4.01.3400, which was filed against the admissibility of the special appeal filed by the Federal Revenue Service, is tried. The preliminary injunction was granted on December 14, 2017. The Writ of Mandamus was granted on July 18, 2018 recognizing the illegality of the special appeal-related admissibility order. The appeal filed by the Federal Government is awaiting trial. Note: In August 2018, the Request for suspending preliminary injunction/judgment - SLAT No. 1019448-44.2018.4.01.0000, filed by the Federal Government, was granted. Against this decision, an internal interlocutory appeal was filed with a request for relief with suspensive effects, which was entertained by the Federal Regional Court of the 1st Region on October 17, 2018.
g. **Chance of loss:** Remote.

45

h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.721300/2013-14

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. **Filing date:** 11/14/2013
d. **Parties to the proceedings:** Federal Revenue Service vs. Itaú Unibanco S/A
e. **Amounts, rights or rights involved:** R$2,892,295,725.75 (December 2019)
f. **Main facts:** Corporate income tax and social contribution required on the grounds of alleged capital gain arising from the Itaú and Unibanco merger process. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF, and therefore we filed the action for annulment No. 5026528-67.2018.4.03.6100, which is currently pending at the Federal Court of São Paulo. An interlocutory relief was granted in connection with this action, which is currently at the expert evidence stage.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.720004/2018-01

a. **Court:** Administrative Proceeding (currently pending before the Federal Revenue Service)
b. **Jurisdiction:** Administrative appellate court – Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 01/18/2018 (receipt date of the assessment notice)
d. **Parties to the proceedings:** Federal Government vs. Banco Itaucard S/A
e. **Amounts, rights or rights involved:** R$2,011,273,438.99 (December 2019)
f. **Main facts:** Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, on the grounds of the alleged fraud committed in successive acts that has placed these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law 9,718/98. CARF has partially granted the voluntary appeal filed by Banco Itaucard S/A, as it cancelled the aggravated fine and confirmed the expiration of the preemptive period, but upheld the collection with respect to the matter subject to merits. The Bank has not yet been served with such appellate decision.
g. **Chance of loss:** Possible.
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.720946/2018-81

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court – Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 12/21/2018
d. **Parties to the proceedings:** Federal Government vs. Banco Itaucard S/A.
e. **Amounts, rights or rights involved:** R$ 11,058,254,361.78 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins and fines (2012 to 2015) arising from the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. THE VOLUNTARY APPEAL FILED IS CURRENTLY PENDING TRIAL.
g. **Chance of loss:** Remote (R$7,877,023,763.49) and Possible (R$3,181,230,598.29)
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

46

Case No. 16327.720945/2018-36

a. **Court: Federal Revenue Service**
b. **Jurisdiction:** Administrative appellate court – Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 12/21/2018
d. **Parties to the proceedings:** Federal Government vs. Itaú Unibanco S/A.
e. **Amounts, rights or rights involved:** R$ 1,953,543,165.43 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins and fines (2012 to 2015) arising from the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. THE VOLUNTARY APPEAL FILED IS CURRENTLY PENDING TRIAL.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.720972/2018-17

a. **Court: Federal Revenue Service**
b. **Jurisdiction:** Administrative appellate court – Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 12/10/2018
d. **Parties to the proceedings:** Federal Government vs. Itaú Unibanco Holding S/A
e. **Amounts, rights or rights involved:** R$ 879,226,563.42 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax and social contribution, on the grounds that tax authorities understood as nondeductible expenses the interest on capital expenses that were not paid to the stockholders of the defendant, but rather to the usufructuaries of the share yield. It currently awaits to be served with notice in connection with the decision that granted the voluntary appeal.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.720774/2018-45

a. **Court: Federal Revenue Service**
b. **Jurisdiction:** Administrative appellate court – Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 10/26/2018
d. **Parties to the proceedings:** Federal Government vs. Itaú Unibanco S/A
e. **Amounts, rights or rights involved:** R$ 2,744,341,445.27 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins and fines (2012 to 2013) arising from the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. THE VOLUNTARY APPEAL FILED IS CURRENTLY PENDING TRIAL.
g. **Chance of loss:** Possible (R$933,617,383.55) and Remote (R$1,810,724,061.72)
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16561.720086/2018-11

a. **Court: Federal Revenue Service**
b. **Jurisdiction:** Administrative appellate court – Administrative Board of Tax Appeals (CARF)
c. **Filing date:** 11/14/2018
d. **Parties to the proceedings:** Federal Revenue Service vs. Redecard S/A
e. **Amounts, rights or rights involved:** R$ 7,237,584,345.41 (December 2019)

47

f. **Main facts:** Assessment notice levied on Redecard arising from the disallowance of goodwill on acquisition of Redecard's shares by Banestado through a public offering of shares, and a 150% fine and another separate fine levied on the grounds of non-payment of monthly estimated amounts. The Administrative lower court has partially granted the objection filed, and Redecard has filed a voluntary appeal against the upheld portion of the assessment and the mandatory review related to the portion discharged, to be tried by the administrative appellate court, CARF. It is currently awaiting trial of voluntary appeal and mandatory review.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No.16327.720188/2019-81

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative lower court
c. **Filing date:** 02/27/2019
d. **Parties to the proceedings:** Federal Government vs. Itaú Unibanco S/A
e. **Amounts, rights or rights involved:** R$ 1,197,005,462.22 (December 2019)
f. **Main facts:** Tax assessment notice aimed at the collection of social security tax due on payments of employee and management profit sharing, meal voucher and food allowance paid in tickets and bonus, all of these amounts related to 2014. It is currently awaiting trial of the objection filed.
g. **Chance of loss:** Possible (R$601,474,089.96) and Remote (R$595,531,372.25).
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No.16327.720115/2012-13

a. **Court:** 10th Federal Civil Court of São Paulo
b. **Jurisdiction:** Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. **Filing date:** 02/01/2012
d. **Parties to the proceedings:** Federal Revenue Service vs. Unibanco União de Bancos Brasileiros S/A.
e. **Amounts, rights or rights involved:** R$ 752,503,704.71 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax and social contribution for calendar year 2007 due to excess distribution of interest on capital of prior years. The special appeal filed by the Federal Revenue Service was granted, the discussion at the administrative level is closed. Preliminary injunction was granted and, the writ of mandamus related to the debts filed to challenge the tax assessment notice was granted. The Federal Regional Court of the 3rd Region has denied the appeal filed by the Federal Government against the valid judgment. The Federal Government filed an internal interlocutory appeal, which was denied.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.721221/2019-91

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative lower court
c. **Filing date:** 12/30/2019
d. **Parties to the proceedings:** Federal Revenue Service vs. Banco Itaucard S/A
e. **Amounts, rights or rights involved:** R$ 867,227,634.63 (December 2019)
f. **Main facts:** Tax assessment notice for collection of corporate income tax and social contribution for calendar year 2014 on the grounds of disallowance of losses incurred by Banco Itaucard in derivative operations with Itaú Unibanco S/A. Currently awaiting trial of objection filed.
g. **Chance of loss:** Possible (R$640,033,473.39) and Remote (R$227,194,161.24).
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

48

Case No. 16327.721240/2019-17

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative lower court
c. **Filing date:** 12/30/2019
d. **Parties to the proceedings:** Federal Government vs. Banco Itaucard S.A.
e. **Amounts, rights or rights involved:** R$ 1,076,289,831.88 (December 2019)
f. **Main facts:** Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out and closed in 2014, with a 150% fine levied. Currently awaiting trial of objection filed.
g. **Chance of loss:** Possible (R$161,122,183.70) and Remote (R$915,167,648.17).
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 16327.721172/2019-96

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative lower court
c. **Filing date:** 12/16/2019
d. **Parties to the proceedings:** Federal Government vs. Itaú Unibanco S.A.
e. **Amounts, rights or rights involved:** R$ 1,008,165,063.31 (December 2019)
f. **Main facts:** Tax assessment notice for social security tax due and third parties on payments made in 2015 in connection with profit sharing, bonus, meal voucher and food allowance. Currently awaiting trial of objection filed.
g. **Chance of loss:** Possible (R$324,859,072.70) and Remote (R$683,305,990.62).
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No.16327.720779/2014-44

a. **Court:** Federal Revenue Service
b. **Jurisdiction:** Administrative appellate court
c. **Filing date:** 08/25/2014
d. **Parties to the proceedings:** Federal Government vs. Banco Itaú BBA S/A
e. **Amounts, rights or rights involved:** R$ 723,050,168.35 (December 2019)
f. **Main facts:** Tax assessment notice aimed at the collection of social security tax due on payments of employee and management profit sharing in 2010 and 2011. Currently awaiting service of notice of the trial of the special appeal filed by the company, denied by CSRF after casting vote.
g. **Chance of loss:** Possible (R$704,056,754.98) and Probable (R$18,993,413.37).
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

Case No. 6017.2019/0071660-6

a. **Court:** São Paulo City Tax Council
b. **Jurisdiction:** Appellate court
c. **Filing date:** 12/13/2019
d. **Parties to the proceedings:** City of São Paulo vs. Banco Itaucard S/A
e. **Amounts, rights or rights involved:** R$ 4,033,952,193.58 (December 2019)
f. **Main facts:** Tax assessment notices to discuss the place of collection of service tax (ISS) on card and lease operations.
g. **Chance of loss:** Possible (R$2,015,853,494.12) and Remote (R$2,018,098,699.46).
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

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Case No. 16327.721240/2019-17 Court: Federal Revenue Service Jurisdiction: Administrative lower court Filing date: 12/30/2019 Parties to the proceedings: Federal Government vs. Banco Itaucard S.A. Amounts, rights or rights involved: R$ 1,076,289,831.88 (December 2019) Main facts: Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out and closed in 2014, with a 150% fine levied. Currently awaiting trial of objection filed. Chance of loss: Possible (R$161,122,183.70) and Remote (R$915,167,648.17). Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721172/2019-96 Court: Federal Revenue Service Jurisdiction: Administrative lower court Filing date: 12/16/2019 Parties to the proceedings: Federal Government vs. Itaú Unibanco S.A. Amounts, rights or rights involved: R$ 1,008,165,063.31 (December 2019) Main facts: Tax assessment notice for social security tax due and third parties on payments made in 2015 in connection with profit sharing, bonus, meal voucher and food allowance. Currently awaiting trial of objection filed. Chance of loss: Possible (R$324,859,072.70) and Remote (R$683,305,990.62). Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No.16327.720779/2014-44 Court: Federal Revenue Service Jurisdiction: Administrative appellate court Filing date: 08/25/2014 Parties to the proceedings: Federal Government vs. Banco Itaú BBA S/A Amounts, rights or rights involved: R$ 723,050,168.35 (December 2019) Main facts: Tax assessment notice aimed at the collection of social security tax due on payments of employee and management profit sharing in 2010 and 2011. Currently awaiting service of notice of the trial of the special appeal filed by the company, denied by CSRF after casting vote. Chance of loss: Possible (R$704,056,754.98) and Probable (R$18,993,413.37). Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 6017.2019/0071660-6 Court: São Paulo City Tax Council Jurisdiction: Appellate court Filing date: 12/13/2019 Parties to the proceedings: City of São Paulo vs. Banco Itaucard S/A Amounts, rights or rights involved: R$ 4,033,952,193.58 (December 2019) Main facts: Tax assessment notices to discuss the place of collection of service tax (ISS) on card and lease operations. Chance of loss: Possible (R$2,015,853,494.12) and Remote (R$2,018,098,699.46). Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. 49 Labor claims No labor claims in the period. Administrative proceeding Case No.08700.008182/2016-57 Court: Administrative Council for Economic Defense (CADE) Jurisdiction: Administrative lower court—General Superintendency of the Administrative Council of Economic Defense (CADE) Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government. Parties to the proceedings: CADE ex officio vs. Banco Itaú BBA S.A and others. Amounts, rights or rights involved: According to Law No. 12,529/11, Article. 37, item I, any violation of the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the calculation basis applicable, as well as of the significantly wide range of percentages applicable, it is not possible to calculate the fine amounts in the event of an unfavorable decision. Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and futures (derivatives) markets, in Brazil by financial institutions (Banco Itaú BBA S.A., among them) and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. Chance of loss: Possible Analysis of impact in the event of an unfavorable decision: payment of the fine amount. Arbitration proceedings The Issuer is not a party to any arbitration proceedings in progress on December 31, 2019 that are material in terms of the matters or amounts involved. 4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3 The total amount provided for the claims described in item 4.3. is R$ 1,672,686,644.34 for tax claims. 4.4 Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing: The Issuer is not a party to any proceedings filed either by its management members or former management members, or by its controlling stockholders or former controlling stockholders. Additionally, the Issuer and its subsidiaries carry out corporate transactions that are sometimes challenged by minority stockholders who mainly disagree with the amount paid for their shares. We describe below the civil lawsuits filed by investors of the Issuer and its subsidiaries. 50

Case No. 000.00.643149-6

a. **Court:** 8th Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo).
b. **Jurisdiction:** Appellate court.
c. **Filing date:** 11/27/2000
d. **Parties to the proceedings:** Sumatra Comércio e Indústria, Importações e Exportações Ltda. and João Antonio Lian vs. Banco Bandeirantes S/A
e. **Amounts, rights or rights involved:** R$ 0,00
f. **Main facts:** The purpose of this lawsuit is the annulment of the resolutions of the Annual Shareholders' Meetings of Banco Bandeirantes, held in 1999 and 2000, in connection with fiscal years 1998 and 1999, to (i) disapprove the financial statements and developments resulting therefrom, mainly agreements for assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be annulled, thereby revoking the effects from these agreements, and (ii) to recover damage sustained by the plaintiffs as a result of these credit assignment agreements. The claim was denied and this decision was upheld by the Superior Court of Justice (STJ). The extraordinary appeal filed by Sumatra was denied. Interlocutory appeal on extraordinary appeal that ordered it to be remanded to the TJSP on the grounds of the general repercussion regime. At TJSP, on the grounds that the judge reviews its own decision, the extraordinary appeal was still not granted. Final and unappealable decision. Decision favorable to the bank.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Amount not stated

Case No. 000.00.619716-7

a. **Court:** 7th Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b. **Jurisdiction:** Federal Supreme Court (STF)
c. **Filing date:** 10/05/2000
d. **Parties to the proceedings:** Sumatra Comércio e Indústria, Importações e Exportações Ltda and João Antonio Lian vs. Banco Bandeirantes S/A
e. **Amounts, rights or rights involved:** R$ 282,005,718.34 (December 2019)
f. **Main facts:** Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. The claim was ruled valid by the TJSP. A special appeal was granted to suspend UBB and Bandeirantes' eligibility regarding acts committed by the former parent company. The extraordinary appeal filed by Sumatra was dismissed. The interlocutory appeal on Extraordinary Appeal filed by Sumatra was dismissed. Decision favorable to the bank.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Loss of the amount challenged.

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Case No. 51718900-0 Court: (iii) 39th Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) Jurisdiction: (iii) Superior Court of Justice (STJ) Filing date: (iii) 02/17/2000 Parties to the proceedings: Estate of Yerchanik Kissajikian vs. Banco Bandeirantes S/A Amounts, rights or rights involved: R$ 0.00 Main facts: Action whereby the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of the damage sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing power and causing the reduction of the stockholders’ equity as a result of sales of assets at incompatible amounts. The claim was judged to be unfounded at the lower court. The appellate decision by the TJSP affirmed the judgment for defendant. The special appeal filed is currently pending trial. Chance of loss: Remote Analysis of impact in the event of an unfavorable decision: Amount not stated Case No. 583.00.2001.076875-7 Court: 3rd Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) Jurisdiction: Superior Court of Justice (STJ) Filing date: 07/05/2001 Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A Amounts, rights or rights involved: R$ 0.00 Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. Judgment favorable to the defendant and upheld by the TJSP. The special appeal filed is currently pending trial. Chance of loss: Possible Analysis of impact in the event of an unfavorable decision: Amount not stated 52

Case No. 583.00.2009.229.838-5

a. **Court:** 39th Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo)
b. **Jurisdiction:** Superior Court of Justice (STJ)
c. **Filing date:** 02/05/2010
d. **Parties to the proceedings:** S/A Philomeno Indústria e Comércio and Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A
e. **Amounts, rights or rights involved:** R$ 0.00
f. **Main facts:** Stockholder seeks compensation for damage on the grounds of having been precluded from exercising its right as a stockholder. The action was dismissed as being defective, because the relief sought by the plaintiff was not specific. The Appellate Court of the State of São Paulo, in spite of having accepted the generic relief, has dismissed the case with prejudice, as it was time barred. The special appeal filed was not granted. The interlocutory appeal on special appeal filed is currently pending trial.
g. **Chance of loss:** Remote
h. **Analysis of impact in the event of an unfavorable decision:** Amount not stated

4.4.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.4

No provision is recognized for the lawsuits described in item 4.4, since their likelihood of loss is classified as possible or remote.

4.5. With respect to the significant confidential proceedings to which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively significant, to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

a) **Amounts involved**
b) **Action carried out by the issuer or its subsidiary that gave rise to this contingency**

4.6.1. Indicate the total amount provided for, if any, for the lawsuits described in item 4.6

The Issuer is not a party to any repetitive or related legal, administrative or arbitration proceedings that are collectively significant.

In the normal course of business, the Issuer's subsidiaries are party to legal and administrative proceedings that are collectively significant and whose types of contingency are detailed in the table below:

R$MM

AREA	AMOUNT PROVIDED FOR	TYPE OF CONTINGENCY
Labor	8,579	Contingencies are related to individual or collective lawsuits in which alleged labor rights based on labor legislation specific to the related profession are discussed, such as overtime, salary equalization, reinstatement, and transfer allowances.
Civil	3,633	Civil contingencies are usually related to demands related to the revision of contracts and compensation for damage and pain and suffering, in addition to specific lawsuits for the collection of understated inflation adjustment for savings in connection with the economic plans implemented in the 1980s and 1990s as a measure to combat inflation[1].
Tax[2]	6,593	Tax provisions are related to lawsuits in which we discuss the legality and unconstitutionality of legislation in force. These lawsuits, which the conglomerate classifies as legal liabilities,

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	refer particularly to challenges to different social contribution rates and the calculation basis of PIS and COFINS contributions. The conglomerate is also a party to tax and social security lawsuits classified as contingent liabilities, which likelihood of loss is classified as probable, with main discussions on tax service (ISS) on certain revenues.

[1]Although ITAÚ UNIBANCO HOLDING has complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions when it is summoned and when individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine the provisions for individual lawsuits. The Federal Supreme Court (STF) has issued a number of decisions favorable to the holders of savings accounts, but has not consolidated its understanding regarding the constitutionality of the economic plans and its applicability to savings accounts. The ruling of appeals involving this matter is currently suspended by the STF, until it hands down a final ruling on the rights under discussion. In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the Central Bank of Brazil, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018 by the Plenary Session of the Federal Supreme Court (STF) and, as from May 22, 2018, savers may adhere to its terms for a 24-month period, with the subsequent settlement of lawsuits. With maturity scheduled to the end of this period, in March 2020 the parties entered into an amendment to the agreement aimed to extend the adherence period for other 60 months, so as to a larger number of savers can join in and, as a result, increase the number of lawsuits ultimately settled. Approval from the STF will be required for this amendment to become valid and effective, which is expected for the second quarter of 2020.

[2]The amounts provided for in connection with the tax contingencies stated herein do not include the amounts for the cases with probable likelihood of loss already stated in item 4.3 of this Form.

4.7. Describe other significant contingencies that are not included in the previous items

No amounts involved in tax and social security lawsuits whose likelihood of loss is possible are provided for. The amounts involved in key tax and social security lawsuits whose likelihood of loss is possible, whose total risk is estimated at R$28,959 million, are as follows:

R$ million

Tax	Issue	Amount
INSS	Non-wage amounts: we defend the non-levy of contribution on non-wage amounts, such as profit sharing and stock-option plans.	5,009
IRPJ/CSLL/PIS/COFINS	Funding expenses: We challenge the deductibility of funding expenses related to funds capitalized among the Group companies.	4,115
IRPJ/CSLL	Goodwill - Deduction: the deductibility of goodwill on acquisition of investments with expected future profitability is discussed.	3,307
ISS	Banking activities: We challenge the levy and/or place of collection of ISS for certain banking revenues.	3,239
PIS/COFINS	Reversal of revenues from excess depreciation: the accounting and tax treatment granted to PIS and COFINS upon settlement of lease operations is discussed.	2,199
IRPJ/CSLL/PIS/COFINS	Request for offset rejected: the liquidity and certainty of the offset credit are analyzed.	1,762
IRPJ/CSLL	Disallowance of losses: The amount of tax loss and/or tax loss carryforwards used by the Federal Revenue Service in tax assessment notices, which are still pending a final decision, is being challenged.	1,164
IRPJ/CSLL	Deductibility of losses in loan operations: tax assessment notices for collection of IRPJ and CSLL due to alleged noncompliance with legal criteria for deduction of losses on receipt of credits.	685

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4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify: a) Restrictions imposed on the exercise of political and economic rights Not applicable; Brazil is the Issuer’s country of origin. b) Restrictions on outstanding securities and their transfer Not applicable; Brazil is the Issuer’s country of origin. c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation Not applicable; Brazil is the Issuer’s country of origin. d) Cases where the holders of securities have the preemptive right to subscribe shares, stock backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable Not applicable; Brazil is the Issuer’s country of origin. e) Other issues of interest to investors Not applicable; Brazil is the Issuer’s country of origin. ITEM 5 – RISK MANAGEMENT AND INTERNAL CONTROL POLICY 5.1. In relation to the risks indicated in item 4.1, inform: a) whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy We have a defined governance process for policy review applicable to Brazil and our international units. Policies preponderantly define institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provides guidelines and establishes risk management governance, as follows: Policies (1) Approving body Date of approval Capital Management 03/28/2019 Credit Risk Management and Control 03/28/2019 Integrated Management of Operational 12/14/2018 Risk, Internal Controls and Compliance Board of Directors Liquidity Risk Management and Control 02/06/2020 Market Risk Management and Control 02/06/2020 Compliance Policy 02/28/2019 (1) Available for consultation on website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Reports. 55

b) the objectives and strategies of the risk management policy, if any, including: i. risks that are intended to be hedged Risks Description Credit risk Risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of a credit agreement resulting from a deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiation; or debt recovery costs. Operational risk Possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us. Internally, we classify these exposures to risk within the following categories: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damage to our own physical assets or assets in use; • Interruption of our activities; • Failures in information technology systems; and • Failures in the performance, compliance with deadlines and management of our activities. Liquidity risk Likelihood that an institution will not be able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses. Market risk Possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Other Risks Description Products that compose portfolios of our insurance companies are related to life and Insurance elementary insurance, as well as pension plans and premium bonds. Accordingly, products, pension we understand that the main risks inherent to these products are: plan and premium bonds risks • Underwriting risk: the possibility of losses arising from insurance products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market risk; • Credit risk; • Operational risk; and • Liquidity risk. Environmental Possibility of losses due to exposure to environmental and social events and social risk arising from the performance of our activities.

Regulatory risk Risk of incurring losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. Model risk Risk that arises from the models used by us not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled. Country risk Risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located. Business and Risk of a negative impact on our financial results or capital as a consequence of strategy risk faulty strategic planning, making adverse strategic decisions, and our inability to implement the proper strategic plans and/or changes in its business environment. Reputational risk Risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, stockholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, start new businesses and continue to have access to financing sources. ii. Instruments used for hedging purposes Undertaking and managing risks is essential to our business and a responsibility of all of our employees. For this reason, we must have well-established objectives and rules with respect to risk management. In this context, risk appetite determines the nature and the level of the risks that are acceptable to us and our culture of risks guides the necessary attitudes to manage them: Our Risk Culture is intended to be an umbrella for different risk-management related initiatives. Both our risk appetite and the initiatives included in the strategic risk management frontline are aimed at designing tools to enable implementation of our Risk Culture principles, namely: “We are all risk managers”, “We assume risks on an informed basis”, “We discuss our risks”, and “We act on our risks”. Our risk appetite establishes the types and levels of risk acceptable to us. 57

In addition to the adoption of risk management, risk appetite and risk culture principles, we describe below the procedures used specifically to protect against the risks mentioned in item 5.1.b.i) above. Credit Risk The key assignments of the business units are (i) monitoring the portfolios under their responsibility, (ii) granting credit, taking into account approval levels, market conditions, macroeconomic prospects, changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others; and also takes into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to our individuals, small and medium companies, credit ratings are assigned based on statistical models (in the early stages of our relationship with a customer) and behavior score models (used for customers with whom we already have a relationship). For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are continuously monitored for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral. 58

To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, so that they reflect risk parameters more accurately. In compliance with the principles of the CMN Resolution 4,557, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad. Please see “Note 32 - Risk and Capital Management” to our audited consolidated financial statements for further details about credit risk. Loan Approval Process Extensions of credit are approved based on policies at the business unit level, determined in accordance with the criteria of each department and our bank’s risk appetite. The decision to extend credit may be granted by means of a pre-approval process or the traditional approval mechanism, which is applied on a client by client basis. In both cases, decisions are made based on principles of credit quality such as credit rating supported by statistical models, percentage of income committed by/leverage of the client and credit restrictions determined by us and the market. The business units prepare and maintain the policies and procedures of the credit cycle. The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds. The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.

Please see “Note 32 – Risk and Capital Management, 1.1 Collateral and policies for mitigating credit risk”, to our audited consolidated financial statements for further details about our risk mitigating instruments. Operational Risk The main operational risks associated with the processes of the business and support areas are captured continually updated and stated in the risk maps of the institution’s executive boards. These risks are classified by each department based on the inherent risk level and control environment, so as to encourage the accountability of managers, who are primarily responsible for adopting and implementing responses to risks. The risks identified in the processes are grouped in standardized taxonomy, creating a consolidated overview of the institution’s main operational risks and are aligned to the risk categories below. Internal fraud; External fraud; Labor claims and deficient security in the workplace; Inadequate practices related to clients, products and services; Damage to our own physical assets or assets in use; Interruption of our activities; Failures in information technology systems; and Failures in the performance, compliance with deadlines and management of our activities. To encourage the proper management of these risks, the institution has an incentive mechanism called “Operational Risk Rating”, aimed at assessing the managers’ performance regarding both their meeting governance terms for the implementation of action plans to face identified weaknesses and the maintenance of a proper control environment for each process of the executive boards. In addition, the institution has specific guidelines for crisis management and business continuity: 60

i. Crisis Management and Business Continuity The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products. Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into four key elements: Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods; Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations; Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; and Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas. In order to keep the continuity solutions aligned with the business requirements the program applies the following tools to understand the institution: Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined; and Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. In addition, we have a corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural/operational (including information technology) nature or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. Our Corporate Business Continuity Policy is available at our website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. Liquidity Risk The liquidity coverage ratio (LCR) was 149.1% on the fourth quarter average compared to the minimum required by the Central Bank of 100% for 2019. As of December 2018, the net stable funding ratio (NSFR), which closed the fourth quarter of 2019 at 122.2%, was released. The minimum limit required by the Central Bank is 100%. We have diversified sources of resources, with a significant share coming from the retail segment. The main sources of resources are deposits, savings, issuance of bonds and accepted resources. Market Risk In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. 61

Additional information regarding market risk protection instruments are described in item 5.2.b.iii) of this Reference Form. Other Risks Insurance Products, Pension Plan and Premium Bonds Risks We act with a series of instruments that mainly aim to identify, monitor and control the risks tied to the business, bringing greater security and tranquility in the decision making of executives. Procedures to protect this risk include: (i) Key indicators; (ii) Integrated Risk Forum; (iii) Risk appetite for the insurance business; (iv) Risk Management Policy directed to the specificities of the business. Environmental and Social Risk To mitigate the risk, we map our processes, adopt internal controls, monitor new regulations on the subject, and record occurrences in our internal databases. In addition, risks identified, prioritized and actions taken are reported to our management of environmental and social risk. We consistently pursue to evolve in environmental and social risk management, always attentive to challenges including those arising from regulations and from a changing stakeholders’ expectations. We have assumed and incorporated several national and international voluntary commitments into our governance several aiming at continuously improving our integrated environmental and social risk management. We have committed with Principles for Responsible Investment (PRI), Principles for Responsible Banking (PRB), the Charter for Human Rights – Ethos, Equator Principles (EP), Global Impact, Carbon Disclosure Project (CDP), Brazilian GHG Protocol Program, National Pact for Eradicating Slave Labor (Pacto Nacional para Erradicação do Trabalho Escravo), among others. Our efforts to increase knowledge and governance of environmental and social risk have been recognized in Brazil and abroad, as shown by our recurring presence in sustainability indexes, such as Dow Jones Sustainability Index, Euronext Vigeo – Emerging 70, and in B3’s Corporate Sustainability Index, as well as numerous prizes and recognitions which we have been awarded. Regulatory Risk We have a structured process for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The process for handling regulatory risk involves various areas of the institution, and consists of: (i) structure of lines of defense; (ii) monitoring draft legislation, public notices and public hearings; (iii) monitoring new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring action plans; (vi) control over compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to our internal control methodology. Model Risk The use of models can lead to more accurate decisions and its increasingly use by the institution has supported strategic decisions in several contexts such as credit approval, operations pricing, volatility curves estimation, capital calculation, among others. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development of the model in question; (iii) the use of conservative estimates in judgmental models; (iv) use of external benchmarks; (v) approval of results generated in model implementation; (vi) independent technical validation of models; (vii) validation of use of models; (viii) assessments of the impact in the use of models; (ix) monitoring of performance of models; and (x) monitoring of the distribution of the explanatory variables and final score. Country Risk We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; and (iii) the monitoring of limits. 62

Business and Strategy Risk We have implemented many mechanisms to ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Procedures to hedge against this risk include as follows: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Reputational Risk Among our processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and combat the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines. i. Money Laundering Prevention Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities. We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis. In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes the following pillars: Customer Identification Process; KYC; KYP; KYS; KYE; Risk Assessment on New Products and Services; Transaction Monitoring; Reporting Suspicious Transactions to Regulators and Authorities; and Training. This program is applicable to us and our controlled entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk Committees, and the Anti-Money Laundering Committee. 63

Our Corporate Policy for Prevention and Fight Against Illegal Acts is available at our website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. ii. Politically Exposed Persons (PEPs) Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities. As per our policies, we conduct enhanced due diligence with respect to PEPs. We require a higher level of approval prior to establishing any relationship with a PEP. iii. risk management organizational structure Our risk management organizational structure complies with Brazilian and applicable international regulations currently in place and is aligned with best market practices. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by independent validation, internal controls and audit areas. The following committees are part of our risk and capital management governance structure: Risk & Capital Management Committee (CGRC): supports our Board of Directors in performing its duties related to our risk and capital management by meeting, at least, four times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to: Decisions regarding our risk appetite, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand (e.g., brand risk). 64

Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements; Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur; Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance; Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; and Fostering improvement in our Risk Culture. Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines. Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System. The CSRO is our main decision-making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risk. Superior Products Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of our Products Committees that report to it or that involve image risk to us. Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing decisions which may have not been taken due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or other features, such Credit Committees decide to submit to the CSC’s review. Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies. Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies. Additionally, we have sub-committees, chaired by our chief risk officer and CFO, which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above. To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our chief risk officer and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures. Risk governance at foreign subsidiaries Among our medium and long-term strategic goals, is our internationalization process that aims to reach, in the countries in which we do business, at least the same governance quality and level of results we observe in Brazil. Therefore, we have been continuously improving our risk monitoring and management processes, not only in operations carried out abroad, but also for the supervision, proximity and robust governance of our holding company. 65

The continuous improvement of control processes allow us to better understand the particularities of each country and region in which we do business, and quickly adapt to changes in the different regulatory, social and economic market environments. Risk management at our foreign subsidiaries is undertaken by teams dedicated to control and monitor risks, with direct communication channels that allow the information to flow at a timely manner as well as the alignment in the whole group. Finally, promoting the Risk Culture in Brazil and abroad strengthens the individual and collective responsibility of all of our employees, so they can do the right thing, at the right time and in the right way, respecting the ethical and sustainable way of doing business. Internal Audit The Internal Audit Department is subordinated, at the administrative level, to the Chairman of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A. The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Audit Executive Office of Itaú Unibanco S.A., and its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees. The internal audit activities carried out and the use of the name “internal audit” in the Conglomerate are exclusive to the Audit Executive Board of Itaú Unibanco. The Internal Audit Department adopts a proprietary methodology that is mandatory for all Internal Audit units of the Conglomerate. This methodology is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is revised, changes are submitted for approval of the Audit Executive Office and to the Audit Committee. In the event of noncompliance with standards, the Internal Audit Department will report this fact to the Audit Committee. The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Chairman of the Board of Directors, and the Board of Directors. Risk Risk Management Credit risk Our credit risk management is intended to preserve the quality of the loan portfolio at levels compatible with our risk appetite, for each market segment in which we operate. Our credit risk governance is managed through corporate bodies, which report to the Board of Directors or to our executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting our credit limits, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting processes, including disclosure of institutional and supplementary policies on credit risk management, are the responsibility of our structure. We manage the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. Our credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Our credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. 66

Operational Operational risk management includes conduct risk, which is subject to risk mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. We have a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, Compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of our prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives. Liquidity risk Our liquidity risk control is managed by an independent area and is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by an independent validation, internal controls and audit departments. In accordance with the requirements of Central Bank regulations, we report monthly our Liquidity Risk Statements (DLR and DLP). Besides, the following items are periodically produced and submitted to the senior management for monitoring and decision support: • Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite; • Contingency plans for potential crisis, which contains procedures ordered by levels of execution, considering each countries’ characteristics; • Reports of risk indicators; and • Tracking, and monitoring of funding sources considering counterparty type, maturity and other aspects, considering the risk appetite. Market risk Our market risk management strategy on described in item 5.2.b. vi) of this Reference Form.

Insurance In line with domestic and international practices, we have a risk management products, structure which ensures that risks resulting from insurance, pension and pension plan special savings products are properly assessed and reported to the relevant and premium forums. bonds risks The process of risk management for insurance, pensions and premium bond plans is independent and focuses on the special nature of each risk. As part of the risk management process, there is a governance structure where decisions may be escalated to sub-committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks. Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Environmental The risks identified, prioritized and actions taken are reported to our and social risk management of environmental and social risk. Environmental and social risk management is carried out by our first line of defense in its daily activities, with technical support of our legal and risk teams, both of which have a team specialized in environmental and social risk management. Business units also have their governance for the approval of new products, including assessing the environmental and social risks, which ensures compliance in all new products and processes employed by the institution. Our governance also includes an Environmental and Social Risk Committee, which is primarily responsible for guiding institutional views of environmental and social risk exposure related to our activities and operations. Given the growing importance of an integrated approach for environmental and social risk management, in 2019, we increased our governance creating a new structure under the Compliance department: the Corporate Environmental and Social Risk Management unit. Such area has the mandate to strengthen the environmental and social risk governance, counsel on related dilemmas, and to lead integrated reports to the high administration. For further information about our Policy for Sustainability and Social and Environmental Responsibility, check our website at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Policy for Sustainability and Social and Environmental Responsibility. Regulatory The regulatory risk is managed through a structured process aimed at risk identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements. Model risk The use of models can lead to more accurate decisions and its increasingly use by the institution has supported strategic decisions in several contexts such as credit approval, operations pricing, volatility curves estimation, capital calculation, among others. Due to increasing use of models, driven by the application of new technologies and by the expanded use of data, Itaú Unibanco has improved its governance in relation to data development and monitoring through of a set of guidelines, policies and procedures that aim the quality assurance and the mitigation of associated risks. 68

Country risk We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. Business and Decision-making and the establishment of business and strategy guidelines, strategy risk count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, we have governance and processes that involve the Risks & Finance Control and Management Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. Reputational Since reputational risk directly or indirectly permeates all of our operations risk and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks be identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The structure adopted is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of defense: First line: represented by the business and back office areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules). Second line: represented by the independent internal controls/validation area, its responsibilities are, among others, disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis. Third line: represented by the Internal Audit Department, its responsibilities are, among others, verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management. The second line of defense activity is carried out by the Internal Controls, Compliance and Operational Risk area, the matrix of which is segregated from the business and back office areas, thus ensuring its independence. Regarding its activities, the second line of defense carries out the process validation focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution. In the face of the COVID 19 pandemic, this risk management model is being put to the test and giving us the certainty that our risk governance structure allows us to face the current scenario of a serious crisis. 69

5.2. With respect to the market risks indicated in item 4.2, please inform: a) whether the issuer has a formal market risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy Our institutional market risk management policy is a set of principles contained in the CMN regulations applicable to all business units and legal entities of the Itaú Unibanco Group. Our market risk management process is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio), as well as some types of market risk (such as interest rate and foreign exchange risks). Daily risk reports, used by the business and control areas, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. Our market risk control framework is responsible for: providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives; promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time; increasing transparency as to how the business seeks to optimize results; providing early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and monitoring and preventing risk concentration. The market risk is controlled by an area independent from the business units and that is responsible for performing the daily activities of (i) risk measurement and assessment; (ii) monitoring stress scenarios, limits and alerts; (iii) application of stress scenarios, and related analysis and tests; (iv) reporting risk findings to responsible individuals within the relevant business units in accordance with our governance requirements; (v) monitoring any necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured communication and information flow process that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and foreign regulatory agencies. Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Market and Liquidity Risk Committee (CSRML) or proper authority level, which meets at least once a month. This structure of limits and alerts promotes control effectiveness and coverage and is reviewed at least annually; it also ranges from mapping of the aggregated risk indicators (portfolio levels) to granular limits (individual desk levels). The structure of market risk limits extends to the risk factor level, with specific limits aimed to improve the monitoring and understanding of the risks as well as to avoid risk concentration. These limits are determined based on projected balance sheet results, size of stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite. The process of setting these limit levels and breach reporting follows the approval governance procedures of our financial conglomerate´s institutional policies. Our information flow aims at providing information for the several executive levels of the organization, including the Board of Directors members through the CGRC, which meets every two months. Risk limits are monitored daily and any excess and potential breaches of limits are reported and discussed at the proper authority levels: Within one business day, to the management of the relevant business units and to the risk control area and the business unit executives; and Within a month, to the Superior Market and Liquidity Risk Committee (CSRML) whenever this is the proper authority level. The market risk management is governed by the internal policies below, approved by the respective proper bodies: The Risk and Finance Policies Committee (CNRF) and the Board of Directors for policies with PS / RG reference code. 70

Reference	Policy	Revised on
PS-57	MARKET RISK MANAGEMENT AND CONTROL POLICY (GLOBAL)	02/12/2020
RG-23	CLASSIFICATION OF OPERATIONS	02/20/2020
PR-100	DATABASE OF MARKET AND LIQUIDITY RISKS, RESULTS AND OPERATIONS (BRAZIL)	02/05/2020
PR-97	MANAGEMENT AND MARKET RISK LIMITS (GLOBAL)	02/01/2020
PR-121	PRICING PARAMETERS (GLOBAL)	02/20/2020
PR-122	MARKET RISK BACKTESTING (GLOBAL)	04/05/2020
PR-98	MARKET RISK STRESS TESTING (GLOBAL)	04/05/2020
PR-55	PREPARATION OF MARKET RISK MODELS	10/04/2019
PR-123	PRUDENTIAL ADJUSTMENTS CALCULATION PROCESS (GLOBAL)	02/13/2020
PR-126	MARKET RISK CONTROL PROCEDURES FOR TREASURY (GLOBAL)	12/24/2019
PR-123	EFFECTIVENESS OF ECONMIC HEDGING OF FOREIGN INVESTMENTS (BRAZIL)	02/14/2020
PR-124	MARKET RISK STATEMENT (GLOBAL)	02/13/2019
PR-47	GOVERNANCE INTERNAL MARKET RISK MODELS (BRAZIL)	09/24/2019

b) the objectives and strategies of the market risk management policy, if any, including:

i. the market risks that are intended to be hedged

Hedges are mainly used against the risks posed by fluctuations in interest, inflation and foreign exchange rates.

ii. the equity hedging strategy

The hedging strategy is aimed at adjusting income from foreign exchange variation after taxes on foreign investments (accounting basis) and its hedges. An economic hedge is composed of positions aimed at hedging income from foreign exchange variation on foreign investments. Economic hedges may be traded on derivative stock or over-the-counter markets and through foreign currency liabilities.

The market risk management is aimed at mapping and controlling the risk of mismatches. The Market and Liquidity Risk Control Executive Board is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indexes, as well as the use of limits approved by proper committees or authorities.

The Treasury department carries out hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by proper committees or authorities. For management of these risks, the information provided and economic data are analyzed for hedging purposes.

The so-called hedge accounting derivatives are monitored in accordance with their effectiveness and accounting impacts.

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iii. instruments used for equity hedging purposes When necessary, the Issuer operates in the market with derivative financial instruments. The Bank uses a number of financial instruments for risk management, including securities and derivatives traded on over-the-counter or stock exchanges. Derivatives mainly include: Interest rate and foreign exchange futures contracts; Non-Deliverable Forward – NDF; Interest rate and foreign exchange swap contracts; and Options. Transactions with derivative financial instruments are classified based on their characteristics, risk management or cash flow hedging. iv. parameters used for managing these risks Risk parameters used by the Issuer include market risk measures, such as: • Value at Risk (VaR): a statistical metric that quantifies potential economic losses in normal market conditions, considering a defined holding period and confidence level; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: a mechanism that triggers a management review of positions, if accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and • Stressed VaR: a statistical measure derived from VaR calculation, aimed at capturing the largest risk in simulations of the current portfolio, considering observable returns in historical extreme volatility scenarios. Additionally, sensitivity and loss control measures are also analyzed. These include: • Gap Analysis: accumulated exposure of cash flows by risk factor, marked-to-market and allocated on settlement dates; • Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a one basis point change is applied to current interest or index rates; and Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time. Itaú Unibanco manages its exposure based on the net of hedging and hedging objects. The controls that use net exposure limits are applied in accordance with the risk appetite determined by the bank. v. whether the issuer operates financial instruments with goals diverse from equity hedging, and what are these goals The Issuer hedges transactions with clients and proprietary positions to take advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, and maintaining the classification of operations within exposure limits in effect approved by proper committees/authorities. Derivative instruments are used for these hedging activities and treasury proprietary transactions. For situations in which these are hedge accounting transactions, both hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies. vi. the organizational structure for market risk management control 72

Market Risk Senior management is directly involved in market risk management, conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective impact on the decision-making process of all levels, whether related to products, activities, processes or systems of Itaú Unibanco. The organizational structure for risk management control, including market risk, is described in item 5.1.b.iii of this Reference Form. In addition to the description in said item, we detail below the governance process structured specifically to address market and liquidity risks. Superior Market and Liquidity Risk Committee (CSRML) CSRML is aimed to determine guidelines and governance for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for: Market and liquidity risk strategic management. Analyzing current and future liquidity levels and taking actions to promote the safe, efficient management of the Holding Company’s cash flows. Discussing and deciding additional liquidity and market risk limits, within the authority assigned by the CGRC. Guidelines on activities and decision-making powers assigned to the CGRML; Retention periods for main types of risks, taking into account the size of positions and market liquidity; The positions under the management of this committee; 73

Risk control models and procedures, including those additional to the ones assigned by CRGC; Issues and limits related to treasury operational risk; Stop loss policies; Incentive policies; Maximum levels of liquidity mismatch (GAP) for various terms and currencies, minimum levels of reserves in local and foreign currencies, subordinated to those defined by the CGRC, which may even determine additional or supplementary controls and limits, if required; Funding and investment policy in domestic and international financial markets; Criteria and rules for determining the internal transfer pricing of funds in the conglomerate’s companies; Strategies for financing the group portfolio; Criteria and models for assessing liquidity risk; liquidity contingency plans. Establishing guidelines and governance for market and liquidity risks for managing funds from Technical Reserves and Insurance, Pension Plan and Premium Bonds (capitalization) equity. Monitoring a proper Asset Liability Management (AML) of private pension plan entities (foundations) related to the Itaú Unibanco Group. Monitoring the adequate management of the objectives and governance of defined investments and risks. The committee is composed as follows: CEO of Itaú Unibanco Holding; Wholesale Banking Senior Vice President (“Diretor Geral”); Retail Banking Senior Vice President (“Diretor Geral”); Vice President of Technology and Operations; Vice President of the Risk and Finance Department (ARF); Vice President of the Legal, Institutional and People (AJIP); Executive Officer – CIB; Executive Officer—Global Markets and Treasury; Executive Finance Officer; Executive Internal Audit Officer; Risk Officers; Finance Officers; Institutional Treasury Officers; and Chief Economist. Frequency of meetings: Monthly Market and Liquidity Risk Management Committee (CGRML) It is mainly responsible for: discussing proposals for changing higher authority limits; defining and monitoring its authority limits; monitoring the impact of regulatory changes in the group liquidity and market risks. 74

The committee is composed as follows: Secretary: Market and Liquidity Risks Studies Manager; Executive Officer—Global Markets and Treasury; Executive Finance Officer; Trading Officer; Banking Officer; Desks, Products and Planning Officer; Market and Liquidity Risks Control Officer; and Capital Management Officer. Topics that specifically need decision making are submitted to the Vice President of the Risk and Finance Department (ARF) Frequency of meetings: Monthly. Meetings may be cancelled due to conflicting agendas and held at any time if requested by members Policies Committee (CN) The Policies Committee (CN) is aimed at improving governance and revising the bank’s policies. This committee is mainly responsible for: Revising and approving, by consensus, the bank’s policies. Revising and validating, for final approval of the Board of Directors, or related committees, the policies not addressed by another committee with at least an officer level Chairman: Executive Compliance and Operational Risk Officer; Compliance Officer; and Officers responsible for the policies under approval. Frequency of meetings: At least four times a year. Market Model Assessment Technical Committee (CTAM Market) The CTAM Market is aimed at approving market, pricing and liquidity risk models, based on the independent opinion of the model validation area, and recommending and monitoring action plans for validated models. It is mainly responsible for: Approving market, pricing and liquidity risk models, as well as recommending and monitoring action plans for validated models. The CTAM is aimed at assessing market, pricing and liquidity risk models, based on the independent opinion of the model validation department. It is mainly responsible for: approving market, pricing and liquidity risk calculation models; deciding on whether to use market, pricing and liquidity risk models; approving, recommending, suggesting and monitoring action plans proposed for validated models; monitoring the performance of market risk models over time, determining new developments, if required; monitoring, as a minimum agenda, the stressed VaR (sVaR) period used to calculate market risk capital by internal models. Studies should be submitted by the market risk control department. Models disapproved or approved for use should be monitored, as a minimum agenda. Decisions made by this committee will be valid after informed to the Vice President of the Risk and Finance Management and Control Department. The committee is composed as follows: â–ª Vice President of the Risk and Finance Management and Control Area (ACGRF); 75

Internal Controls, Compliance and Operational Risk Officer; Market and Liquidity Risks Control Officer; Internal Controls, Risk and Finance Compliance Superintendent; Specialized Client Service Superintendent; Market and Liquidity Risk Control Superintendent; Risk Infrastructure Superintendent; and Treasury Planning Superintendent. Assignment of decision-making power: In case of absence of the Market and Liquidity Risk Control Officer, they may assign decision power to their respective superintendents. The Internal Controls, Compliance and Operational Risk Officer may not assign decision-making powers. Frequency of meetings: every two months or upon request. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The adequacy of the operating structure and internal controls to check the effectiveness of the policy adopted for market risks is the same to the one stated in item 5.1.c of this Reference Form. The adopted structure is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. 5.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate: a) The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them. The management of Itaú Unibanco Holding is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements. The Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls related to the financial statements include policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of the financial statements under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and that the Company’s receipts and payments are only being made as authorized by the Company’s management and officers; and (iii) provide reasonable assurance regarding the timely prevention or the detection of unauthorized acquisition, use or allocation of the Company’s assets that could have a material effect on our financial statements. Due to their inherent limits, the internal controls related to the financial statements may not be able to avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures. Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements on December 31, 2019 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (2013). The management’s evaluation includes the documentation, assessment and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, Management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2019. 76

b) the organizational structures involved Itaú Unibanco Holding’s internal controls and operational risk management framework is in conformity with the definitions established by international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) (COSO—Enterprise Risk Management (ERM)—Integrated Framework), and Information Systems Audit and Control Association (ISACA) (Control Objectives for Information and Related Technology (COBIT)). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, and it is in line with institutional policy “Integrated Operational Risk and Internal Controls Management” as a primary means to operate its Operational Risk and Internal Controls management framework and to ensure compliance with defined guidelines by way of an integrated approach. Main elements of this framework are: Board of Directors:—Approving guidelines, strategies and policies related to operational risk and internal controls, ensuring a clear understanding of the roles and responsibilities by all the levels in the conglomerate. Audit Committee:—Supervising the internal controls and risk management processes. Superior Operational Risk Committee (CSRO):—Understanding the risks of Itaú Unibanco’s processes and business, defining guidelines for operational risks management and assessing the results of the work performed. Compliance and Operational Risk Committee (CCRO):—Monitoring and promoting the development and implementation of guidelines approved and defined by the CSRO in each Executive Department, discussing main existing and potential risks in place at the Business Departments, as well as the action plans proposed for mitigation purposes. Internal Operational Risk Committee (CIRO):—Discussing Operational Risks and Internal Controls related topics of each Business Unit, which will be reported to a higher decision-making level of authority at the Compliance and Operational Risk Committees (CCRO). Chief Risk Officer (CRO):—Responsible for managing the organization’s operational risk. Internal Controls and Operational Risk: Operating in the second line of defense, this framework is represented by superintendents working as Internal Controls and Risks Officials (OCIRs) who, together with their teams, are responsible for: Supporting the first line of defense when carrying out its direct duties. Developing and providing methodologies, tools, systems, infrastructures and governance required to support the integrated Operational Risk and Internal Controls management in the significant conglomerate and outsourced company activities; Coordinating the Operational Risk and Internal Controls activities with the Business and Back- Office departments, being independent when exercising its functions and having direct communication with any management member or employee, as well as access to any information required under the scope of its responsibilities. Accordingly, this department is barred from carrying out any business that might compromise its independence. Business/Back-Office Departments:—Primarily responsible for identifying, prioritizing, responding to risk, monitoring and reporting operational risk events that may impact the achievement of strategic and operational goals set. Internal Audit:—Checking, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management, in accordance with the guidelines set forth in the Internal Audit Policy. 77

c) whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the organization counts on the support of the Committees listed in item b) above, as defined in the Integrated Operational Risk and Internal Control Management Policy. d) deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM regulation addressing the registration and exercising of the independent audit activity We did not note any significant deficiencies in internal controls related to the financial statements in the independent auditor’s report. However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored on a monthly basis and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls. Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee. e) officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted We did not note any significant deficiencies in internal controls in the independent auditor’s report. 5.4. In relation to the integrity mechanisms and internal procedures adopted by the issuer to prevent, detect and remedy misconduct, frauds, irregularities and illicit acts against national or foreign public administration, inform: a) whether the issuer has rules, policies, procedures or practices aimed to prevent, detect and remedy frauds and illicit acts against the public administration, and identify, if applicable: i. key integrity mechanisms and procedures adopted and its adequacy to the profile and risks identified by the issuer, and inform how often risks are reassessed and policies, procedures and practices are adjusted Itaú Unibanco has a series of corporate policies, such as the Anti-Corruption Corporate Policy, Corporate Conduct, Integrity and Ethics Policy, Government and Institutional Relations Policy, Code of Ethics, and Supplier Relationship Code, in addition to internal procedures, which help prevent frauds and illicit acts against the public administration. These Policies are available on website www.itau.com.br/ investor-relations > Menu > Itau Unibanco > Corporate Governance > Rules and Policies > Policies, and are revisited on an annual basis. The Integrity and Ethics Program is structured through procedures and controls in the following dimensions: i) Senior Management Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, and v) Channels for Reporting Unethical Misconduct, Questions, and Illicit Acts. Risks are reassessed and the Program is improved on an ongoing basis. These assessments may be carried out in a number of ways, such as indicators, key control tests, risk diagnosis or studies of processes, audit work, outside assessments, and monitoring of standards and trends. 78

Itaú Unibanco’s Integrity and Ethics Program is assessed by the Internal Audit department every year with satisfactory outcomes. Internal policies are also revised annually. Additionally, in 2018 Itaú Unibanco’s Integrity Program was assessed for maturity by an outside independent consultancy. This assessment was carried out through a methodology based on foreign legislations and the highest international integrity program assessment standards, covering a number of aspects of the Brazilian Anti-Corruption Law (Law No. 12,846/13), the Decree that regulated this law (Decree No. 8,420/15), and the guidelines of the Office of the Federal Controller General (CGU) for integrity program implementation. The outcome of this assessment has evidenced Itaú Unibanco’s Integrity Program’s advanced maturity level. Our efforts to fight and prevent corruption and fraud have been publicly acknowledged by the Ministry of Transparency and the Office of the Federal Controller General (CGU) in partnership with the Ethos Institute for the recognition of Itaú Unibanco as a Pro-Ethics Company for the third consecutive year. In this latest edition, from the 373 participating companies in the 2018-2019 biennial period, 26 companies were approved and recognized at the Lei da Empresa Limpa (Clean Company Law) Conference held in Brasilia in December 2019. It is worth mentioning that Itaú Unibanco has set a corporate policy to prevent its involvement in illegal activities, protect its reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society by means of a governance structure focused on transparency, strict compliance with rules and regulations, and cooperation with the police and legal authorities. It also seeks to keep an ongoing alignment with the best national and international practices to prevent and fight illicit acts by way of making investments and continually training its employees. In order to be compliant with corporate policy guidelines, Itaú Unibanco has established programs to prevent and fight illicit acts, based on the following pillars: Customer identification process; “Know Your Customer” process (KYC); “Know Your Partner” Process (KYP); “Know Your Supplier” Process (KYS); “Know Your Employee” process (KYE); Risk assessment on new products and services; Transaction monitoring; Reporting suspicious transactions to regulators and authorities; Training; and Preventing and fighting frauds. These programs are applicable to the entire Itaú Unibanco Group, its subsidiaries and affiliates in Brazil and abroad. The corporate policy is revised once a year, and risks and procedures are reassessed on a permanent basis in accordance with the best market practices and dynamics. The Illicit Acts Prevention and Combat Corporate Policy is available on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, to indicate its duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of members, if applicable The Corporate Compliance Office (DCC) is responsible for coordinating the identification of major risks associated with corruption and required adjustments of the Integrity and Ethics Program processes, with the support of other departments, such as the Corporate Security Office and the Internal Controls and Risk Office. 79

As defined in the Compliance Policy approved by the Board of Directors, the Compliance department is independent to exercise its duties and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities. This independence is strengthened by the framework of the Integrity and Ethics joint body coordinated by the DCC and the Program reporting to a number of Senior Management joint bodies (Superior Ethics and Sustainability Committee, Audit Committee, and Board of Directors). DCC has, among its responsibilities, risk analysis with a focus on integrity and ethics; the creation of policies and procedures related to the Integrity and Ethics Program; alignment with the other departments of the Conglomerate for the implementation and maintenance of controls aimed at minimizing the risks; the establishment and implementation of a communication and training plan; and monitoring. These responsibilities are formalized in the Anti-Corruption Corporate Policy. DCC also works in sharing the Integrity and Ethics Program with the Conglomerate’s International Units, evaluating and supporting communication, awareness and training initiatives. The Program for Brazil and the International Units initiatives are discussed and approved in the Integrity and Ethics committees. Furthermore, illicit act prevention and fight activities, including its monitoring, are carried out by Itaú Unibanco’s Credit Risk, Modeling Department and Anti-Money Laundering and Counter Terrorist Financing Office (DRCMPLD), which is mainly responsible for: Managing Itaú Unibanco’s Anti-Money Laundering and Counter Terrorism Financing Program in Brazil and abroad; Improving the quality and effectiveness of its processes and responsibilities over Itaú Unibanco’s Anti- Money Laundering and Counter Terrorism Financing processes; Performing a prior assessment of the risks of money laundering and terrorism financing in products and services; Defining guidelines and minimum criteria for risk rating relating to money laundering and terrorism financing of customers, employees, business partners, suppliers, and service providers; Monitoring and diagnosing different types of money laundering, in order to anticipate trends and propose preventive and countering solutions; Validating Itaú Unibanco’s Anti-Money Laundering and Counter Terrorism Financing procedures mentioned in the business units’ documents; Periodically reporting to the Audit Committee any material facts relating to Anti-Money Laundering and Counter Terrorism Financing of Itaú Unibanco. iii. whether the issuer has a code of ethics or conduct formally approved, indicating: • whether it applies to all officers, members of the fiscal council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates Itaú Unibanco’s Code of Ethics applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. The Corporate Conduct, Integrity, and Ethics Policy complements the Code of Ethics, establishing a series of procedures to ensure the sharing of ethical behaviors and the adoption of proper conduct by all policy addressees. Also complementing the Code of Ethics is the Supplier Relationship Code that is to be applied to all management members and employees of Itaú Unibanco and its direct and indirect suppliers. Additionally, the Corporate Anti-Corruption Policy applies to all management members, employees and controlling stockholders of the Conglomerate in Brazil and abroad, as well as to nonprofit organizations linked to the Conglomerate in Brazil, and to any relationship the Conglomerate has with clients, partners, suppliers, and other stakeholders. 80

• whether and how often officers, members of the fiscal council, members of the board of directors, and employees undergo training in the code of ethics or code of conduct and other related rules Senior management members take part in integrity and ethics training by way of in-person lectures and e-learning courses. Officers take part in integrity and ethics (business ethics, anti-corruption, compliance, information security, AML, personal investments, etc.) e-learning courses and in-person seminars. Members of the board of directors attend annual in-person illicit acts prevention and AML lectures. Furthermore, everybody receives periodic corporate communications on Code of Ethics related topics (via corporate portal and other available media) and must adhere to the corporate integrity policies on an annual basis by way of an electronic mandatory statement. • any sanctions applicable for violating the code or other rules, identifying the document in which these sanctions are provided Any noncompliance with the guidelines of the Code of Ethics, the Corporate Conduct, Integrity and Ethics Policy, the Corporate Anti-Corruption Policy, and the Supplier Relationship Code, in addition to other corporate integrity policies, is subject to administrative sanctions set forth in Itaú Unibanco’s internal rules. These sanctions may range from receiving feedback or warning to the mere termination or termination with cause according to the seriousness of the misconduct. • the body approving the code, date of approval, and, if the issuer discloses the code of conduct, where in the web this document may be found The Itaú Unibanco’s Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on November 30, 2019. This document is available on the bank’s intranet and on the Internet at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Code of Ethics and Conduct. b) whether the issuer has a whistleblowing channel, indicating, if applicable: I) if it is either an internal channel or it is in charge of third parties Itaú Unibanco’s Code of Ethics and its Corporate Integrity, Ethics and Conduct Policy encourage the timely reporting of suspected or actual violation of guidelines, laws, rules or regulations. These documents contain guidelines on how the commitment of each and every employee to the guidance in the Policy and the Code of Ethics is the effective pillar of Itaú Unibanco’s soundness and sustainability. If an employee faces or witness any suspicious or actual related situation, they are responsible for promptly reporting it to available channels, each with its own specificities, as follows: Ethics Consultancy, Audit Committee, Inspector Office, and Internal Ombudsman’s Office. These four internal channels are structured as follows: Ethics Consultancy The Ethics Consultancy is structured in the Regulator Relationship and Compliance Superintendence, which reports to the Operational Risk and Compliance Executive Board. Audit Committee The Audit Committee reports to the Board of Directors. Inspector Office The Inspector Office is structured under the Inspector Office and Fraud Prevention Superintendence, which reports to the Corporate Security Office. Internal Ombudsman’s Office The Internal Ombudsman’s Office is structured in the Ombudsman Superintendence, which reports directly to the CEO. 81

II) whether the channel is open to receive reports from third parties or only from employees These reporting channels are available to the following audiences: Ethics Consultancy Channel available to employees for guidance and solving questions on ethical issues, such as conflicts of interest and ethical dilemmas. Audit Committee Channel available to employees and the external public to receive suspected or actual reports on any noncompliance with legal and regulatory provisions and internal rules, frauds committed by management members, employees or third parties, or errors resulting in significant misstatements. Inspector Office channel available to employees and the external public to receive reports on frauds and other illicit acts, including corruption acts. Internal Ombudsman’s Office channel available to employees to receive and handle interpersonal conflicts and conflicts of interest in the workplace, ethical misconduct and nonconformities with related institutional policies carried out by management members and employees. III) whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith These channels provide confidentiality and protection to whistleblowers. The Code of Ethics and the Integrity, Ethics and Conduct Policy provide information on how a report may be filed, as follows: Secrecy of the inquiry will be kept; Anonymity is also assured to those who so desire. The investigation will be unbiased and independently conducted; Reports or accusations without consistent reasoning will be disregarded; Malicious information or accusations, aiming to undermine someone, will be subject to disciplinary measures; Disciplinary measures are prescribed for any attempted retaliation. IV) issuer’s body responsible for investigating whistleblowing reports Itaú Unibanco’s Code of Ethics discloses four guidance channels for reporting any suspected or actual violation of a guideline, law, rule or regulation. All reports are received and analyzed by the proper channel 1, on an independent, unbiased basis and at arm’s length, and a registration is kept of the related analysis and handling history. The responsibilities of these channels and the governance ruling their activities are formalized in the organization’s internal policies (such as the Reporting Channel – Illicit Acts Policy and the Corporate Integrity, Ethics and Conduct Policy), described as follows: ¹ Specific channels in the local Codes of Ethics are provided in the International Units or the whistleblower may report through the following channels at the parent company: Inspector Office, Audit Committee, and Internal Ombudsman Office, in accordance with the respective governance level. • Ethics Consultancy The Ethics Consultancy guides and solves doubts on issues regarding the Code of Ethics and the Corporate Integrity, Ethics and Conduct Policy, such as conflicts of interest and ethical dilemmas, through the key for email COMITÊ DE INTEGRIDADE E ÉTICA. If required, the Ethics Consultancy may escalate the issue to an integrity and ethics joint body. 82

• Audit Committee The Audit Committee is one of the channels that receive reports whose investigations are coordinated by the Internal Audit. • Inspector Office The Corporate Security Office analyzes the reports received, obtains supplementary information and documents to investigate facts, carries out interviews and internal inquiries, requesting support from other departments, when required, such as the Legal, Audit or Internal Ombudsman’s Office, to help analyze and/or address such reports. In the event a specific report cannot be assessed due to a conflict of interest, the procedure to be followed for submission of the report to the Executive Internal Audit Board is described below: Involved in the report Responsible for the analysis and handling Up to superintendent level Corporate Security Office Officers and executive officers Executive Internal Audit Board and Corporate Security Office Members of the Executive Committee or Executive Internal Audit Office Audit Committee or members of the Board of Directors or other members of the committees reporting to the Board of Directors Audit officers Board of Directors, Audit Committee, and Corporate Security Office • Internal Ombudsman’s Office The Internal Ombudsman’s Office is an independent department in the organization with autonomy to operate in any hierarchical level. This department analyzes the reports received, obtains supplementary information and documents to investigate facts, carries out interviews and requests support from other departments, when required, such as the Legal and Inspector Office, to help analyze and/or address such reports. In cases involving senior management members, this channel may also request the Executive Committee and/or the Audit Committee to resolve on such incidents. c) whether the issuer adopts any procedures in mergers, acquisitions or corporate reorganizations to identify weaknesses and risks of undue practices in the companies involved in these processes In mergers, acquisitions, and corporate reorganizations, Itaú Unibanco, through its proprietary mergers and acquisitions department, adopts the procedures available to identify any weaknesses and relevant undue practices in connection with the counterparties involved in such processes. This procedure is carried out by way of a thorough diligence process on companies subject to a merger or acquisition, as well as by the inclusion of specific contractual clauses in the instruments that formalize each operation in the event the transaction is closed. A diligence is the in-depth assessment and analysis of publicly and non-publicly information and documents of an entity and/or a business as part of a merger or acquisition operation. It is a long-running, complex investigation process aimed at identifying weaknesses and/or relevant undue practices in the company involved in the process and validating the data made available to prospective buyers. This process comprises financial, accounting, fiscal, technology, legal, corporate, labor, social security, E&S, real estate, intellectual property, compliance, AML, anti-corruption, among other issues, so as to assure whether the company has conducted business in compliance with applicable legislation and whether it is regularly organized, in addition to whether it holds all authorizations and permits required for operation purposes. 83

• Audit Committee The Audit Committee is one of the channels that receive reports whose investigations are coordinated by the Internal Audit. • Inspector Office The Corporate Security Office analyzes the reports received, obtains supplementary information and documents to investigate facts, carries out interviews and internal inquiries, requesting support from other departments, when required, such as the Legal, Audit or Internal Ombudsman’s Office, to help analyze and/or address such reports. In the event a specific report cannot be assessed due to a conflict of interest, the procedure to be followed for submission of the report to the Executive Internal Audit Board is described below: Involved in the report Responsible for the analysis and handling Up to superintendent level Corporate Security Office Officers and executive officers Executive Internal Audit Board and Corporate Security Office Members of the Executive Committee or Executive Internal Audit Office Audit Committee or members of the Board of Directors or other members of the committees reporting to the Board of Directors Audit officers Board of Directors, Audit Committee, and Corporate Security Office • Internal Ombudsman’s Office The Internal Ombudsman’s Office is an independent department in the organization with autonomy to operate in any hierarchical level. This department analyzes the reports received, obtains supplementary information and documents to investigate facts, carries out interviews and requests support from other departments, when required, such as the Legal and Inspector Office, to help analyze and/or address such reports. In cases involving senior management members, this channel may also request the Executive Committee and/or the Audit Committee to resolve on such incidents. c) whether the issuer adopts any procedures in mergers, acquisitions or corporate reorganizations to identify weaknesses and risks of undue practices in the companies involved in these processes In mergers, acquisitions, and corporate reorganizations, Itaú Unibanco, through its proprietary mergers and acquisitions department, adopts the procedures available to identify any weaknesses and relevant undue practices in connection with the counterparties involved in such processes. This procedure is carried out by way of a thorough diligence process on companies subject to a merger or acquisition, as well as by the inclusion of specific contractual clauses in the instruments that formalize each operation in the event the transaction is closed. A diligence is the in-depth assessment and analysis of publicly and non-publicly information and documents of an entity and/or a business as part of a merger or acquisition operation. It is a long-running, complex investigation process aimed at identifying weaknesses and/or relevant undue practices in the company involved in the process and validating the data made available to prospective buyers. This process comprises financial, accounting, fiscal, technology, legal, corporate, labor, social security, E&S, real estate, intellectual property, compliance, AML, anti-corruption, among other issues, so as to assure whether the company has conducted business in compliance with applicable legislation and whether it is regularly organized, in addition to whether it holds all authorizations and permits required for operation purposes. 83 In addition to the proprietary mergers and acquisitions department and the external advisors engaged with exclusivity to this end, the diligence process involves other departments of the bank to help the analysis process, such as the Compliance, Audit and Internal Controls, Corporate Legal and Litigation, Business and Products, Finance, Tax, Treasury, Human Resources, Technology and Information Security. Notwithstanding all reasonable measures taken to identify weaknesses and undue practices, there is always the risk that we, our legal or financial advisors may not detect them. Should this occur and Itaú Unibanco incur losses as a result of these weaknesses and undue practices after the completion of the process, the indemnity rules provided for in the agreements related to each operation will be applied. Regarding contractual provisions, Itaú Unibanco demands that its counterparties provide a number of representations and warranties regarding themselves and the entities and/or business involved in the operation. These representations and warranties cover, for example, the regular organization of companies and compliance with legislation applicable to these companies, including specific anti-corruption and anti-money laundering regulations. Any breach of these representations and warranties by counterparties may cause different penalties to befall these counterparties, including the early termination of the contract or operation in question and the payment of compensation to the buyer for the damage suffered. After completing this process, the resulting analysis is submitted to and discussed by the executive team involved in the business and later forwarded for approval by the Strategy Committee, the Executive Committee and/or the Board of Directors, if applicable. d) whether the issuer has no rules, policies or practices to prevent, detect and remedy frauds and illicit acts carried out against public administration, identify the reasons why the issuer has failed to adopt any controls accordingly Not applicable. 5.5. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks In the last fiscal year there were no significant changes in the main risks to which the Issuer is exposed or in the risk management policy adopted. We believe that managing risks is the essence of our activity and a responsibility of all employees and, therefore, we have the challenge of following up and monitoring traditional risk areas (market, credit and operational risks), and seek, based on our risk culture, to involve all our employees in the day-to-day of risk management. In relation to any expected increase or decrease in the Issuer’s exposure to risks, in addition to those declared in the traditional risk management, we will also seek to monitor the following as we consider them to be emerging risks: Business risk: client centricity is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition, creating new products and services always focused on customer satisfaction. Technology risk: we are committed to managing our digitization process, preventing the obsolescence of platforms or systems that may no longer meet business needs, in addition to increasing our IT department productivity. People risk: we are committed to improving mechanisms to attract, motivate and retain the best professionals. We should continually improve our evaluation models to be increasingly perceived as fair and meritocratic. Regulatory risk: we should always be attentive to specific changes in laws and regulations that may affect our business and the offer of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes. 84

5.6. Supply other information that the issuer may deem relevant On August 21, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure, came into effect. Noteworthy in this resolution are the implementation of a continuous, integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress testing program, the set-up of a Risk Committee, the nomination of the Chief Risk Officer (CRO) to be reported to the Central Bank of Brazil, and the CRO’s roles, responsibilities and independence requirements. Additional information on items 5.1 and 5.5 COVID-19 During this unprecedented health crisis, we are engaged in reducing the transmission of COVID-19 not only within our facilities but also across Brazil and in the countries in which we operate, as we are aware of the importance of avoiding the collapse of public and private healthcare systems. Since March 2020, our senior management and Executive Committee have held daily meetings to continuously monitor the crisis and to implement the measures necessary to support our workforce, our clients, and the society in facing the COVID-19 pandemic. Please find below some initiatives that we have adopted in hopes of minimizing the effect of the COVID-19 pandemic. For the society: We have announced the donation of R$250 million through Fundação Itaú and Instituto Unibanco for the building of hospitals, the purchase of respiratory equipment, masks, basic needs and hygiene kits. Our goal is to support vulnerable communities and to assist in the prevention and treatment of COVID-19. In trying to achieve this goal, we have, along with Bradesco and Santander, donated 5 million quick COVID-19 tests and medical equipment, such as tomography devices and respiratory equipment. In order to provide support to parents with young children, we have launched the ‘read at home’ campaign, a special edition of our ‘read for a child’ program suitable for social distancing. We launched the Todos pela Saúde (“All for Health”) initiative that will be funded by a R$1 billion donation. The purpose of this initiative is to fund and coordinate relief efforts aimed to address the effects of the COVID-19 pandemic on Brazilian society. Seven renowned experts will lead the initiative and will be responsible for selecting initiatives to be funded. Todos pela Saúde will operate through four axes of action: Informing: educating the population, such as promoting the use of face masks; Protecting: testing the population and health professionals; Caring: supporting officials of states and large municipalities in establishing crisis response committees; training and supporting health professionals; adopting telemedicine; expanding the capacity and efficiency of hospitals; acquiring and distributing strategic inputs, as well as procuring equipment and human resources. • Resuming: cooperating for the development of strategies to a safely resume social activities, and monitoring programs for vulnerable communities. For our clients: Since March 24, 2020, opening hours of Itaú and Itaú Uniclass branches were shortened: from 9:00 am to 10:00 am to the special public (retirees, INSS beneficiaries, the elderly, and pregnant women); and from 10:00 am to 2:00 pm to the general public, on a contingency basis. Itaú Personnalité digital branches have also shortened their opening hours, now from Mondays to Fridays, from 9:00 am to 6:00 pm. 85

Our reward programs will not expire until June 30, 2020. We are encouraging the use of our digital channels, such as apps and bankline, and digital products, such as virtual cards, contactless payment, and digital bank statements. • We have added content to our website to assist clients in the use of digital channels, along with information relating to opening hours, branches, and other frequently asked questions (www.itau.com.br/coronavirus). • We will ramp up communication through digital channels, both for our usual customer service and for providing financial guidance during this period of market instability. • We have increased the transaction limits in our digital channels, so that our clients are able to make transactions and payments without having to leave their homes. • We offered an emergency credit line for SME payroll loans and granted a 60-days grace period for individuals loans. • We have announced a timely extension of 60 days to installment payments of up-to-date loans, maintaining the original interest rate of the contract. • In April, we extended the term for extending loan and financing installments by up to 120 days for individuals and up to 180 days for small and middle market companies. •In addition, loan agreement terms can also be extended up to 6 years for individuals and up to 5 years for small and middle market companies, thus reducing the value of monthly installments and keeping the same interest rates. Within this period, approximately 850 thousand contracts have already been renegotiated. • We have suspended the minimum billing requirement for Rede’s clients until May 31, 2020, thus ensuring fee rates remain unchanged regardless of the billing volume reached. • Since March 26, users may block cards in the event of loss or theft at the customer service IVR. This enables our clients to block cards by themselves very quickly, without having to wait for the help of one of our employees. • In partnership with Ifood, Rede has given more liquidity to the restaurants affiliated to the platform: from April 2, 2020 on, these restaurants will receive their sales revenues in 7 days rather than the usual 30-day period. • Clients with vehicle financing who wish to request a 60-day postponement for repaying installments may do so on a fully digital basis, by accessing option “Carência 60 dias” (60-day grace period). • Small businesses may have their employees’ salaries guaranteed for two months. This is eligible for businesses which: (i) have annual revenues from R$360 thousand through R$10 million; (ii) have engaged our payroll loan services; and, (iii) are current with payments in the latest quarter. These eligible companies may start repaying this benefit in six months, with installment payments of up to 30 months, and an interest rate equivalent to the CDI rate, which is currently at 3.0% p.a. This measure is a part of the PESE Program, which is a partnership with the Brazilian National Treasury, the Central Bank, and Bradesco and Santander. For our employees: We have taken preventive measures, to ensure the wellbeing of our workforce that were only possible due to our continuous investments in people development and technology. • Several channels to provide our employees with intense communication about COVID-19 and our role during this crisis. Daily report distributed to all our employees. CEO posts weekly videos with updates on the actions taken to fight this crisis. Currently we have around 40 thousand collaborators working remotely. Risk group employees were kept away from their in-person activities on a preventive basis, and were instructed to work remotely or have their absence waived. 86

All in-person events and meetings that could not be done through digital channels were canceled. The number of clients in branches at the same time has been limited to 10 people at the most. Branch employees are working under a weekly rotation system, with the physical presence of up to 50% employees, as we seek to keep minimum staff numbers in client service. • Branches hit with COVID-19 cases will be closed for the public and only reopen when all outlined prevention measures are completed. We have readjusted our call center operations and intensified hygiene protocols. Early payment of the 13th salary on April’s payroll. Temporary suspension of employment contract terminations without cause. We have entered into new partnerships offering benefits that promote physical and mental health with activities that may be performed at home (Totalpass and GympassW). • The Be Ok (Fique OK) channel is available for all employees and family members who wish to talk about their health. A multidisciplinary team of professionals, such as psychologists, psychiatrists, and nutritionists, provides advice by telephone, email or WhatsApp. • Remote medical advice service is available to all employees, free of charge and regardless of the healthcare plan they have, through Sírio-Libanês and Albert Einstein hospitals. Advice is offered by professionals, who screen symptoms and advise on signs of severity, treatments and suitable referrals, so as to contribute to the wellbeing of all and prevent people from going to hospitals in less complex cases. ITEM 6. HISTORY OF THE ISSUER 6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration and date of registration with CVM Date of issuer’s incorporation 09/09/1943 Type of business organization Corporation Country of incorporation Brazil Term of duration Undetermined Date of registration with CVM 12/30/2002 6.3. Brief history of the Issuer General Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11-2794-3547. Our CNPJ/MF nº 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our social purpose, as established by Article 2 of our Bylaws, is to undertake the banking activity in all authorized forms, including foreign exchange operations. We were formed in 2008 by the merger of Banco Itaú S.A. and Unibanco. Banco Itaú’s predecessor was founded in 1943 as the Banco Central de Crédito S.A. in São Paulo. Unibanco’s predecessor was founded in 1924 as the Seção Bancária da Casa Moreira Salles in Minas Gerais. In 2008, Itaú and Unibanco merged to become the largest Brazilian bank and one of the twenty largest banks worldwide in terms of assets. The merger was not limited to only a merger of two businesses, but was also the blending of two institutional cultures that complement one another and share common characteristics, such as growth on the basis of mergers and acquisitions, ethics and transparency, respect of the law, close relationships with clients and collaborators, and expansion on the basis of adequate financing. 87

Historically, we have always been responsive to transformations that take place in society. In 2019, we have taken a stronger position in digital transformation and client satisfaction with the opening of virtual branches, the creation of apps for smart phones and tablets with new functionalities, and the acquisition of firms that offer solutions in technology, as in our recent acquisition of Zup IT Serviços em Tecnologia e Inovação Ltda. We are likewise reinforcing our aim to provide positive changes in the lives of people and in society as a whole, establishing commitments with sustainability and diversity. 6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions: Not applicable. 6.6. Other relevant information Not applicable. ITEM 7. ACTIVITIES OF THE ISSUER 7.1 Briefly describe the activities carried out by the issuer and its subsidiaries We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets. 7.1-A. If the issuer is a semi-public corporation, please identify: a) the public interest that justified its incorporation Not applicable. b) Issuer’s operations in compliance with public policies, including universalization targets, identifying: • government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a” • with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions • estimated impacts of the above-mentioned public policies on the issuer’s financial performance or state that no analysis was carried out of the financial impact of the above-mentioned public policies Not applicable. c) Pricing process and rules applicable to establishing fees Not applicable. 88

7.2. With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information: a) Marketed products and services Operations Overview We report the following segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows: The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees. The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments. The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A. For more information on our interest in Porto Seguro S.A., see “—Insurance.” We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients. Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details. 89

The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Retail Banking We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to connect with and understand our customers’ needs, better enabling us to offer suitable products to meet their demands. Our main activities under the retail banking segment are the following: Itaú Retail Banking (individuals) Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income of up to R$4,000. Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$10,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference and chat from 8 a.m. to 8 p.m. on business days, at no additional cost. Our focus on digital transformation led to an increase of the share of our digital operations, which are sales, account openings and accesses through the internet and mobile app. For instance, the online account opening process via mobile app, launched in 2016, already represents 39% of the individual accounts opened on a monthly basis (excluding salary accounts), as of December 31, 2019. We have also focused on developing initiatives to improve customer satisfaction, according to the NPS System. The satisfaction ratings (NPS score) of the retail bank improved 8 percentage points between August 2018 and December 2019. Itaú Personnalité (banking for high-income individuals) We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments in excess of R$250,000. Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 236 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 8 a.m. to 10 p.m. on business days. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features. 90

The table below shows our market position and information about competitors for our retail banking (including Itaú Personnalité) business: Itaú Empresas (very small and small companies) To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for: Microenterprises: customer base consisting of companies with annual revenues of up to R$ 1.2 million, served by 2,686 bank branches and 2,098 relationship managers at December 31, 2019; and Small businesses: customer base consisting of companies with annual revenues between R$ 1.2 million and R$ 30 million, served by 411 bank branches and 1,628 relationship managers at December 31, 2019. ANBIMA certifies all of our relationship managers, who are trained and skilled to offer the appropriate banking solutions for each client, guided by all the variables that can affect the companies that we serve and their owners. Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking services. To honor our commitment to customer centrality in 2019, we created experience improvement fronts in our product hiring journey. In addition, in order to increase satisfaction, we established the end of the prepayment rate on credit card transactions without installments for eligible clients. In order to improve our loan portfolio and reduce the volume of delinquent loans, we focus on sustainable loan portfolio growth. We have improved credit review processes, policies and tools, as well as intensified our credit collection and recovery efforts. We maintained our service model in digital branches, aiming at greater efficiency in business generation and prompt service. In addition, we also increased our commercial team focused on acquiring new customers. We strive to maintain high levels of customer satisfaction by placing them at the center of our business approach. To achieve this goal, we implemented follow-ups through periodic and detailed indicators for transactions and interactions with our managers and other service channels. We continue our strategy to develop digital products and services, as well as the development and enhancement of the tools used by our sales and relationship teams and intend to continue to capture and expand the benefits of such investments, measured by increased business productivity and greater proximity to our customers. Credit Cards and Commercial Agreements We are a leader in the Brazilian credit card market in terms of purchase volume, according to ABECS. Through our proprietary and partnership operations with major retailers, telephone operators, automakers and airlines established in Brazil, we offer a wide range of credit and debit cards to account holders and non-account holders. Our purpose is to provide the best customer experience and satisfaction. Our aim is to continuously grow our credit card portfolio, to increase profitability and to manage the quality of our assets. Accordingly, our credit card division is dedicated to developing new products and new digital services while controlling our portfolio credit quality, increasing the ability of our customers to obtain financing and assessing our partnerships. 91

At the beginning of 2019 we defined the “Customer First” as one of our priorities. Our global net promoter score, a measure of customer satisfaction, indicates that our score improved 5bps compared to 2018. Our strategies focus in three main customer segmentation businesses: Account Holders, Non-Account Holders and Retail Partnerships. In 2019 the Account Holders businesses—Itaú Agências, Itaú Uniclass e Personnalité—achieved the record on activated and total accounts, growing by more than 7% and 5% compared to 2018, respectively. We reached purchase volume growth of 18% compared to 2018. At the end of 2018 and throughout 2019 we launched fast growing sales products: Itaú Uniclass Mastercard Black, Itau Uniclass Visa Infinite and Itaú Personnalité Visa Infinite. In the Non-Account Holders division, we launched the Itaucard “Click” credit card in October 2019. The value proposition is to offer a simple, digital product with financial solutions for the customer. We launched it as a spending based fee waiver product in which customers who make more than R$100 in purchases per month will be exempt from the annual fee. After the launch we got a 12bps leverage on the portfolio’s NPS. In the same month, the LATAM Pass program was launched. It unified the customer base of Multiplus Itaucard and Latam Itaucard. The new product offers several benefits such as VIP lounge access, international class upgrade vouchers and the possibility of free annual fee. We also advanced with Credicard, following the brand relaunch in December 2017. In January 2019 Credicard moved into its own office, extending the brand’s and business autonomy. Credicard customer satisfaction grew by +12 bps in the NPS and for the second consecutive year earned the “Reclame Aqui” award in the Credit Cards category. We are seeking to deliver more benefits to our customers, so we launched 26 new partnerships in the Credicard app benefits store, increasing customer satisfaction. The Retail Partnerships business is one of our fastest growing businesses in the credit card division. We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar and Extra. In 2019, we delivered a double-digit revenue growth with these portfolios. In partnership with Magazine Luiza we continue to reinforce our strategy of growing customer base. In 2019, we had sales and purchase volume growth records- more than 14% year over year and more than 33% year over year, respectively. Finally, we increased functionality and in-store service capabilities, allowing customers to solve their requests at time and increasing the NPS by 5 bps. In the Sam’s Club card, in addition to the launch of the discount program, we have improved the points program, where now for every R$ 2,500 spent in the year in any Big Group store, the customer has a cashback of R$ 75 on the bill, which is the amount paid to be a member of the Club. At Marisa the milestone of the year was the launch of the International variant, meeting the main desire of Marisa Itaucard card customers. The Marisa Internacional card already represents 37% of the portfolio, significantly boosting business revenues and purchase volume. At Ipiranga we launched the Platinum variant. The card was the first product at Itaucard with cashback, for any transaction, the customer has 1% cashback. When the transaction is made in the Abastece Aí app, the customer has a 3.5% cashback, in addition to having a 5% discount at the time of fuel supply. In 2018, we launched our digital wallets and became the first bank in Brazil to have all portfolios available for Apple, Samsung and Google Pay, both for credit and debit cards. By December 2019, we had more than 2.5 million users. Payroll Deducted Loans In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender. Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies. 92

We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals. Mortgage We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature. Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios. We have several sales channels that are utilized for purposes of mortgage financing products: (i) branch network, (ii) construction and development companies, (iii) mortgage agencies, and (iv) partnerships with REMAX, a realtor company, and CrediPronto, a mortgage financing company. We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than two hours to get back to the client for loans up to R$1 million. This financing process can be fully digital. In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client’s digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2019 and 2018 we were awarded the “Best Digital Mortgage Bank Brazil” by Global Finance. The number of mortgages we provided directly to individuals in 2019 was 40 thousand, for an aggregate value of R$12.9 billion during the year. In 2019, our portfolio had an average Loan to Value (LTV) of 38.6%, compared to 38.7% in 2018. In commercial loans, we financed 95 new real estate units during 2019, with an aggregate value of R$3.6 billion. Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems. Merchant Acquirer Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point of sale (POS) terminals, e-commerce solutions, e-wallet and check verification through POS terminals. In 2019, we kept on restructuring our business model, which has as its priorities: 1) integration of our banking operations; 2) strengthening of direct sales channels; and 3) digital transformation. We received R$ 487.8 billion in transactions with respect to credit and debit cards in 2019 an increase of 11.6% compared to the same period in 2018. The following table sets forth the financial volume of transactions of credit and debit cards processed by us in 2019, 2018 and 2017: 93

(In billions of R$)

	Financial Volume		
	2019	2018	2017
Credit cards	314.1	280.8	255.9
Debit cards	173.7	156.3	135.8
Total	**487.8**	**437.1**	**391.7**

Private Pension Plans

We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans.

Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees' financial education.

According to the National Federation of Private Pension and Life (*Federação Nacional de Previdência Privada e Vida),* or FENAPREVI, contributions to Itaú Private Pension Plans reached R$21.6 billion in 2019, mainly due to the increase in our VGBL (Redeemable Life Insurance) product.

Vehicle Financing

We have developed and launched a series of new products and services during 2019, some of which are described below:

Digital Retail – the evolution in our digital retail platform has had an important impact in our journey. We have launched a feature that enables the customer to give the next step in his or her financing process. Now, our clients are able to upload the documents and complete all the information needed to book a transaction.

iCarros Products – Our solutions help dealers make their sales process more efficient. The Lead Manager is now fully integrated with Linx Auto solution to help dealers on sales and billing process, ensuring a unique journey experience; "Garagem do Conhecimento" is a new educational platform with distant education classes to prepare professionals of the automotive sector. We are the first Brazilian automotive marketplace integrated with several banks, who offer personalized credit that match customer's profiles; Check-up iCarros is a car management app for end consumers, focused on services to drivers and also supplying detailed data from clients' cars to the service providers.

New Credline – our credit application platform has significantly evolved along the year. We launched the corporate buyer experience, which increased significantly our market visibility. Further, in order to ensure safety in our transactions, we have deployed a facial biometrics solution.

Vehicle Website – we created the Itaú website for our vehicle solutions. In this webpage, we advertise all of our solutions for this segment, including the auto loan digital process, our products shelf, and our benefit shelf. The number of page views on our website increased from 100,000 to 1,000,000. This solution offers experience to either individual or corporate buyers.

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As of December 31, 2019, our individual and corporate vehicle financing portfolio (ex Finame) totaled R$28 billion, an 39% increase from the previous year. The average loan to value ratio of our individual vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 59.6% in December 31, 2019, a 2% increase compared to 2018. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio. In 2019, our new individual and corporate vehicle financing operations reached R$ 20.5 billion, a 32% growth compared to 2018. The average vehicle loan term was 43 months, with 37% of the transactions carried out with terms up to 36 months. Insurance Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Itaú Unibanco Group’s revenues. Other insurance activities encompass extended warranty, health insurance, our 11.2% stake in IRB – Brasil Resseguros S.A. and other operations. Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform. Premium Bonds (“títulos de capitalização”, or capitalization plans) Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 20.6% in 2019 when compared to 2018. Consortia A consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS tax (only for properties consortium), with the exception of the random drawing, the other options may be combined. As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us. Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients. 95

Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2019, we achieved the following results: 361 thousand in active contracts, a decrease of 6.4% compared to December 31, 2018; R$12.6 billion in balance of installments receivables, an increase of 6.9% compared to December 31, 2018; and R$700 million in administration fees from January 31, 2019 to December 31, 2019, an increase of 2.8% compared to the same period of 2018. Microcredit Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. As a tool to stimulate entrepreneurship, Itau Microcrédito has specific rules to credit application. Some of them are: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Loans are granted by specifically trained microcredit loan officers who discuss the client’s financial situation and understand their business, needs, as well as providing information regarding the responsible use of money. As a result of this initiative, micro-entrepreneurs develop a relationship with the formal financial system, generating more opportunities to develop their business, contributing to the growth of their communities. Our investment in microcredit consolidates our strategy to act as an agent of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank encourages the social and economic development of Brazil’s low-income population. In view of this, we have expanded our microcredit operations to six Brazilian states, operating in the cities and metropolitan areas of São Paulo, in the state of São Paulo, Rio de Janeiro, in the state of Rio de Janeiro, Montes Claros, in the state of Minas Gerais, Campina Grande, in the state of Paraíba, Fortaleza in the state of Ceará and Teresina, in the state of Piaui. This expansion has brought positive results, increasing the number of customers and communities impacted. In 2020 we expect to expand our business channels, increasing product capillarity and impacting more customers. Public Sector Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the executive, legislative and judicial branches). To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. As of December 31, 2019, we had 6,033 public sector clients and 13 offices where such services were offered in Brazil. Wholesale Banking Wholesale Banking is the segment responsible for banking operations of middle-market, corporate, large and ultra-companies (those with annual revenues from R$30 million) and investment banking services. Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil. 96

Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs. One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs. Investment Banking Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies. Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment. Asset Management With more than 60 years of experience in investment management, Itaú Asset Management has R$ 770.8 billion in assets under management (including Itaú Unibanco and Intrag) according to ANBIMA (Ranking de Gestão – December 2019) and recorded 13.3% growth during 2019. Itaú Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 14.2% market share as of December 31, 2019, according to ANBIMA. In 2019 Itaú Asset Management was awarded for the 11th time the title of best asset manager in Brazil by Revista Exame. Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$68.5 billion in managed assets as of December 31, 2019, compared to R$50.8 billion as of December 31, 2018, according to ANBIMA. Investment Services Itaú Investment Services business units provide local custody and fiduciary services, international custody services, and corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts. We provide the technological tools to perform daily activities of each service and rely on compliance and contingency procedures. Thus, our clients can direct the focus on their business management. Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 2,237 clients, that reached R$3.7 trillion of assets under service as of December 31, 2019, which includes investment funds, underwriting, pension funds, trustee and brokerage services. In 2019, Global Finance named Itaú Investment Services as the best sub-custodian in Brazil and Uruguay. We are currently updating our technological platform regarding securities services. 97

Itaú Private Bank

With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago and Nassau.

Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternative products from third-party providers.

Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives:

- Being the leading private bank in terms of client satisfaction;
- Adding value to clients and stockholders with a complete offering of long-term proactive advisory services;
- Continuing to invest in our international platforms to enhance Brazilian clients' experience;
- Improving our operational efficiency through continuous investments in technology; and
- Maintaining a focus on risk management and regulatory considerations.

Itaú Corretora (Brokerage)

Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 207 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$59.4 billion in trading volume in 2019. The brokerage services are also provided to international clients through our broker-dealer in New York.

International Operations - Global footprint

We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.

The table below shows some of our operations in Latin America, excluding Brazil:

Countries	Branches & CSBs	ATMs	Employees
Argentina	87	176	1,613
Chile	194	424	5,755
Colombia(1)	128	147	3,326
Paraguay	44	298	869
Uruguay(2)	26	62	1,101

(1) Includes employees in Panamá.
(2) Does not include the 35 OCA points of service.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, companies, corporate and treasury segments, with commercial

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banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities. As of December 31, 2019, we had a network of 479 branches, including 6 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 57 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2019, we also had 35 points of service through OCA S.A., our credit card operator in Uruguay. Please see “Distribution Channels”, for further details about our distribution network in Latin America. Banco Itaú Argentina We have operated in Argentina since 1979, where we began with a focus on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina. Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle- market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina’s financial market. Itaú Corpbanca In April 2016, we closed the merger of Banco Itaú Chile with and into Corpbanca and, as a result, acquired control of the resulting entity – Itaú Corpbanca. On that same date, we entered into the Shareholders’ Agreement of Itaú Corpbanca, or Itaú Corpbanca’s Shareholders’ Agreement, which entitles us to appoint, together with Corp Group, the former controlling shareholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. Such members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block. In addition, on that same date, we consolidated Itaú Corpbanca in our financial statements, adding approximately R$114 billion of assets to our balance sheet. These steps were implemented as a result of the obligations we undertook in the transaction agreement, which we entered into together with Corpbanca and its controlling shareholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco Corpbanca Colombia S.A., or Corpbanca Colombia, from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú Corpbanca in Colombia to a sale and purchase of assets and liabilities, which was concluded in April 2017; and (iii) the replacement of the obligation to consummate an initial public offering of Corpbanca Colombia for the obligation to register Corpbanca Colombia as a public company and list its shares on the Colombian stock exchange. Pursuant to the exercise of put options by Corp Group, as set forth in Itaú Corpbanca’s Shareholders’ Agreement, we acquired (i) in October 2016, 10.9 billion shares of Itaú Corpbanca for approximately R$288.1 million, increasing our equity stake from 33.6% to 35.7%; (ii) in September 2017, 1.8 billion shares of Itaú Corpbanca for approximately R$55.6 million, increasing our equity stake from 35.7% to 36.1%; and (iii) in October 2018, 10.6 billion shares of Itaú Corpbanca for approximately R$363 million, increasing our equity stake from 36.1% to 38.1%. In all cases the governance of Itaú Corpbanca remained the same. Helm Group In December 2016, Helm LLC (“Helm”) initiated an arbitration proceeding before the ICC International Court of Arbitration (the “ICC”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú 99

Corpbanca (collectively, “Respondents”). Helm alleged that the Respondents had breached (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, which governs Itaú Corpbanca’s subsidiary Itaú Corpbanca Colombia (formerly Banco Santander Colombia S.A.), and (ii) the Transaction Agreement, dated January 29, 2014, as amended and restated, which governs the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Itaú Corpbanca Colombia from Corp Group. During the course of the proceedings, Helm demanded that Itaú Corpbanca and Corp Group effect the acquisition of its shares of Itaú Corpbanca Colombia at a price in excess of the price agreed with Corp Group in the Transaction Agreement, which would have totaled approximately US$850 million (with interest at 9% per year from January 29, 2014 onwards). On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately US$299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). On December 3, 2019, following receipt of regulatory approvals from the banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the announced acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company. In connection with the transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of Itaú Corpbanca Colombia’s outstanding equity for aggregate consideration of approximately US$334 million. As a result of the transactions, Itaú Corpbanca owns approximately 87.10% of the equity of Itaú Corpbanca Colombia. Following the transactions, the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated as of July 31, 2013, which governs Itaú Corpbanca Colombia was terminated. This consideration of US$334 million implies a valuation multiple of 1.37 times book value of Itaú Corpbanca Colombia as of October 31, 2019 and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition resulted in an impact of 0.94% on Itaú Corpbanca’s Common Equity Tier 1 capital, on a fully loaded basis, under the Basel III standards (using exchange rates as of November 30, 2019). Banco Itaú Paraguay Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns. In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay’s financial market. Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. 100

In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market. Itau BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in other cities in Europe, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American, European and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. On 8 October 2019, following authorization from the European Central Bank, Itau BBA International established a fully licensed banking subsidiary – Itaú BBA Europe, S.A. (“Itaú Europe”) – in Portugal, where the Group has had a banking presence since 1994. Itaú Europe’s initial operation date was 3 February 2020. By setting up Itaú Europe, Itaú Group aims to be able to continue serving European Union (“EU”) clients in accordance with their preference, business needs and/or regulatory requirement regardless of the final shape of the future relationship between the EU and the United Kingdom (“UK”) after the end of the ongoing transitional period. Other International Operations Our other international operations have the following objectives: Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches. Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity. Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities. Revenues from Operations in Brazil and Abroad We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned 101 in Brazil and outside of Brazil. The following information is presented in IFRS, after eliminations on consolidation. The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2019, 2018 and 2017: Distribution Channels As a universal bank, we provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking. Those products are distributed through two main channels: traditional and digital. The traditional channels are composed of brick & mortar branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones. Our network of 3,158 branches (as of December 31, 2019) distributes all of products and services in Brazil. ATMs, both our own proprietary network of 22,491 machines and additional 23,780 via partnership with Tecban, (as of December 31, 2019) are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering. Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 196 digital branches in Brazil. In Latin America, we launched six digital branches in 2019: two in Argentina, two in Chile, one in Paraguay and one in Uruguay. Digital Channels (internet and mobile banking) We invest a substantial amount of effort to give our customers the best possible experience through digital channels. Recent developments in the regulatory and competitive scenario reinforced that commitments we made to our customers and other stakeholders a couple of years ago were of utter importance and resulted in a 6 p.p. increase in our Digital NPS – net promoter score for experience in digital channels – during 2019. The relevant year over year growth in monthly active users, 14% for individuals and 7% for small and medium businesses, exemplifies the importance of this operation, which keeps bringing sustainable profit at a growing rate of 29% between 2018 and 2019. New solutions, such as investment recommendations according to the clients objectives, buying foreign currency in the mobile app, which is now responsible for more than 30% of all purchases and made us market leaders, and integrating the single-use credit cards on our keyboard Teclado Itaú, which simplifies mobile e-commerce transactions, are the result of our initiatives to bring customers closer to our development process. This pillar of innovation also led us to understand and empathize with a significant difficulty that small and medium companies have: keeping track of their business performance and financial health. With that in Revenues from operations in Brazil and abroad For the Year Ended December 31, Variation 2019 2018 2017 2019-2018 2018- 2017 In millions of RS. except percents. Income related to financial operations(l)(2) 145,308 131,317 149,572 13,991 10.7% (18,255) (12.2)% Brazil 117,641 108,362 131,689 9,179 8.5% (23 327) (17.7)% Abroad 27,767 22,966 17,883 4,812 21.0% 5,072 28.4% Revenues from banking services 39,032 36,809 34,448 2,223 6.0% 2,361 6.9% Brazil 35,283 33.211 31,296 2,072 6.2% 1,915 6.1% Abroad 3,749 3,698 3,152 151 4.2% 446 14.1% Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses 4,553 3,961 4,699 592 14.9% (738) (15.7)% Brazil 4,423 3,812 4,551 611 16.0% (739) (16.2)% Abroad 130 149 148 [19) (12.8)% 1 0.7% (1) includes interest and simitar income, dividend income, net gain (toss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad (2) ITAV UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.102 mind, in August we released an innovative financial management solution to simplify how more than half a million customers control their revenues and expenses. We give them insights and content on how to grow their companies, and provide a fully digital experience for all types of debt financing. We also understand that some transactions happen majorly in the physical space, like buying a car, and our clients requested us to be there with them. So, we connected our clients with an auto financing specialist through our mobile app, giving them a digital experience when answering any questions and checking rates and conditions. By combining the physical and digital channels experience, we reinforce our belief that our client needs to be served appropriately regardless of the channel used. To fully satisfy our customer’s needs, we went the extra mile: delivering an insurance marketplace with products from partners that offered solutions that we historically did not have, like health and dental insurance. With those partnerships, we reinforce our commitment to the client as being the one-stop-shop for financial services and products. Also, we created a secure method to reset credit and debit cards passwords directly from the mobile app, removing the prior need to go after the call center or a branch. These solutions exemplify our commitment to an omnichannel experience, in order to always be the bank our clients want to partner with. We are constantly recognized for being close to the customer and always delivering innovation. As examples, we earned the IF Design Award 2019 for the keyboard Teclado Itaú, a solution we launched in 2018 to make transactions frictionless outside of the banking app, and Folha Top of Mind 2019 at the Best Banking Mobile App category. 2019 also brought an excellent achievement for our digital channels operation: almost 1 million new personal checking and savings accounts opened digitally in 2019, a 60% increase year over year. Due to the COVID-19 pandemic, we are encouraging our customers to use our digital channels, such as our apps and online banking, and our digital products, such as virtual cards, contactless payments (using near field communication technology) and digital invoicing. Our Brand and Marketing Channels We strive to provide complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships. This echoes in our continuous effort to fully attend the needs of each customer, from individuals and micro companies to large organizations, and provide the best experience both digitally and physically, which is reflected in our brand positioning. Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. We are active in social media with constant publications about the economic environment and tutorials. In December of 2019, we reached over 281.5 million views on our YouTube channel and over 9.2 million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 630 thousand and 365 thousand followers, respectively. We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have a specific structure with 180 employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received more than 900 thousand mentions on social media in 2019, according to Mutato, consulting agency that assist us in the analysis of social media data. Branches CSBs ATMs btGlldGTu CnftllllGlS- 2019 2018 2017 2019 2018 2017 2019 2018 2017 Brazil 3,348 3,717 3,743 671 703 703 21,384 24,252 24,745 Abroad 449 433 497 37 37 33 1,107 1,175 1,196 Argentina 74 72 72 13 13 15 176 176 173 Chile 194 199 201 424 464 465 Colombia 117 143 161 11 13 13 147 174 176 Paraguay 32 31 31 12 9 3 293 300 312 Uruguay 26 25 24 1 2 2 C2 61 61 Other 6 3 3 - Total in Brazil and abroad 3,797 4,200 4,240 708 740 741 1,107 25,427 25,941103

Social media is a pillar in engaging people in our role beyond banking. Itaú Unibanco invests in several projects, with a focus in education, culture, mobility, and sport. Our urban mobility platform has more than 1,400 bike stations and is present in five cities in Brazil as well as in Santiago (Chile) and Buenos Aires (Argentina). According to the operator TemBici, in 2019 more than 1 million trips were made each month using bikes from our urban mobility platform. This is due to the amount of bikes we offer people: there are over 6,500 laranjinhas (orange bikes) circulating all over Brazil. In education, our programs are equally powerful: since the “Leia para uma criança” (Read to a child) program was created, more than 56 million printed books were distributed to people and 14 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. This shows our commitment to mobilize clients and non-clients to make a difference in our country. As a result, in 2019 we were ranked for the 16th consecutive year at the top of the Interbrand ranking of most valuable Brazilian brands with an estimated value of R$33,541 million. The analysis is based on our brand’s ability to generate financial results, influence the clients’ selection process, and ensure long-term demand. b) Revenues by segment and their share in the issuer’s net revenues Activities Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2019, 2018 and 2017. 104

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our revenues arise from income from financial operations before allowance for loan losses, banking service fees and income from insurance premiums, and income from pension and capitalization operations. These revenues are presented separately for those accrued in Brazil and abroad. The table below presents information on our revenues for the years ended December 31, 2019, 2018 and 2017 after the eliminations from consolidation. (In RS million} Year ended December 31 2019 2018 2017 Retail Banking 791,227 72,182 69,921 Interest margin 11 46,764 40,243 38,570 Revenues from banking services 25,411 25,131 24,096 Income from insurance, private pension and capitalization operations before claim and selling expenses 7,052 6,808 7,255 Wholesale Banking 30,650 29,389 28,748 Interest margin l; 18,778 18,930 19,426 Revenues from banking services 11,306 9 810 8,876 Income from insurance, private pension and capitalization operations before claim and selling expenses 566 649 446 Activities with the Market and Corporation (z) 9,913 10,246 10,623 Interest margin 9,088 9 912 10 515 Revenues from banking services 590 138 42 Income from insurance, private pension and capitalization operations before claim and selling expenses 235 196 66 IFRS adjustments (2,711) (7,617) 2,231 Total (3) 117,079 104,200 111,523 Interest margin (1) 69,350 60,705 71,242 Revenues from banking services 39,032 36,809 34,448 Income from insurance, private pension and capitalization operations before claim and selling Expenses 4 553 3,961 4,699 Other revenues 4,144 2,725 1,134 (1} Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. (2} Activity with the Market and Corporation includes the results related to operations of trading in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap} management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital. (3} The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. 105

c) Income or loss arising from the segment and its share in the issuer’s net income We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated 106

(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2017 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated(3) CORPORATION Operating revenues 69,921 28,748 10,623 109,292 2,231 111,523 Interest margin (1) 38,570 19,426 10,515 68,511 2,731 71,242 Revenues from banking services 24,096 8,876 42 33,014 1,434 34,448 Income from insurance premiums, pension plan and capitalization 7,255 446 66 7,767 (3,068) 4,699 Other revenues — — 1,134 1,134 Cost of credit (12,166) (5,829) (6) (18,001) (1,773) (19,774) Claims (1,222) (53)—(1,275) 83 (1,192) Operating margin 56,533 22,866 10,617 90,016 541 90,557 Other operating income (expenses) (37,601) (14,523) (1,647) (53,771) (6,204) (59,975) Non-interest expenses (2) (33,186) (13,265) (831) (47,282) (6,212) (53,494) Tax expenses for ISS, PIS, Cofins and other (4,415) (1,258) (816) (6,489) (542) (7,031) Share of profit (or loss) in associates and joint ventures — — 550 550 Net income before income tax and social contribution 18,932 8,343 8,970 36,245 (5,663) 30,582 Income tax and social contribution (7,107) (2,412) (1,775) (11,294) 3,937 (7,357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Net income 11,659 6,048 7,172 24,879 (1,686) 23,193 (1) Includes net interest and similar income and expenses, dividend income of R$67,311, net gain (loss) from investment securities and derivatives of R$4,181, and foreign exchange results and exchange variations on transactions abroad of R$(250). Refers to general and administrative expenses including depreciation and amortization expenses of R$(3,034). The IFRS Consolidated does not represent the sum of the parts because there are intercompany transactions eliminated only in the consolidated. Segments are assessed by senior management, net of income and expenses betw een related parties. 7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe: a) The characteristics of the production process Not applicable. b) The characteristics of the distribution process Not applicable. c) The characteristics of the markets in which it operates, in particular: i. Share in each of the markets Additional Market Information Title Product/Service Source Position and Main Competitors Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic In December financial 2019, we market. Based reached a market share of on Central Bank 11.9% based on data and Itaú publicly Retail Banking total Personnalité available Itaú Unibanco (Including Itaú outstanding (banking for Personnalité) loan balance in financial Holding and high-income information, our Central Bank reais, individuals) main positioning us as the third competitors are Banco largest bank in Bradesco, this segment in Banco Brazil. Santander (Brazil), Banco do Brasil and Caixa Econômica Federal. 107

(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2017 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated(3) CORPORATION Operating revenues 69,921 28,748 10,623 109,292 2,231 111,523 Interest margin (1) 38,570 19,426 10,515 68,511 2,731 71,242 Revenues from banking services 24,096 8,876 42 33,014 1,434 34,448 Income from insurance premiums, pension plan and capitalization 7,255 446 66 7,767 (3,068) 4,699 Other revenues — — 1,134 1,134 Cost of credit (12,166) (5,829) (6) (18,001) (1,773) (19,774) Claims (1,222) (53)—(1,275) 83 (1,192) Operating margin 56,533 22,866 10,617 90,016 541 90,557 Other operating income (expenses) (37,601) (14,523) (1,647) (53,771) (6,204) (59,975) Non-interest expenses (2) (33,186) (13,265) (831) (47,282) (6,212) (53,494) Tax expenses for ISS, PIS, Cofins and other (4,415) (1,258) (816) (6,489) (542) (7,031) Share of profit (or loss) in associates and joint ventures — — 550 550 Net income before income tax and social contribution 18,932 8,343 8,970 36,245 (5,663) 30,582 Income tax and social contribution (7,107) (2,412) (1,775) (11,294) 3,937 (7,357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Net income 11,659 6,048 7,172 24,879 (1,686) 23,193 (1) Includes net interest and similar income and expenses, dividend income of R$67,311, net gain (loss) from investment securities and derivatives of R$4,181, and foreign exchange results and exchange variations on transactions abroad of R$(250). Refers to general and administrative expenses including depreciation and amortization expenses of R$(3,034). The IFRS Consolidated does not represent the sum of the parts because there are intercompany transactions eliminated only in the consolidated. Segments are assessed by senior management, net of income and expenses betw een related parties. 7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe: a) The characteristics of the production process Not applicable. b) The characteristics of the distribution process Not applicable. c) The characteristics of the markets in which it operates, in particular: i. Share in each of the markets Additional Market Information Title Product/Service Source Position and Main Competitors Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic In December financial 2019, we market. Based reached a market share of on Central Bank 11.9% based on data and Itaú publicly Retail Banking total Personnalité available Itaú Unibanco (Including Itaú outstanding (banking for Personnalité) loan balance in financial Holding and high-income information, our Central Bank reais, individuals) main positioning us as the third competitors are Banco largest bank in Bradesco, this segment in Banco Brazil. Santander (Brazil), Banco do Brasil and Caixa Econômica Federal. 107 Our traditional competitors in this business are Banco Bradesco, Banco We are leaders Santander in terms of (Brazil), Banco transactions do Brasil and purchase Caixa Credit Cards volume of cards Econômica and in Brazil, with Federal. In Itaú Unibanco Credit Cards addition to Holding and Commercial 34.6% market these main ABECS Agreements share in the competitors, in period from January to recent years an September increasing number of small 2019. and new digital competitors has entered this market, including Nubank and Banco Original. In December Our main 2019, we competitors in obtained a this business market share of are Banco do Payroll 12.9% in terms Brasil, Caixa Itaú Unibanco Payroll Deducted of payroll loans, Econômica Holding and Deducted Loans Loans positioning us Federal, Banco Central Bank as the fourth Bradesco and largest bank in Banco this segment in Santander Brazil. (Brazil) In the period Our main from January to competitors in December this business 2019, we were are Caixa Real Estate the second in Econômica Itaú Unibanco Mortgage Financing and loans to Federal, Banco Holding and Mortgages individuals Bradesco, ABECIP. among Brazilian Banco banks, with Santander 22.0% market (Brazil) and share. Banco do Brasil In the period Our main from January to competitors in September this business 2019, we are Cielo and reached a Santander market share of GetNet. In 34.0% in terms recent years, Merchant Merchant of total changes in Itaú Unibanco Acquirer Acquirer transaction legislation made Hoding and volume (credit by the Central ABECS. and debit) Bank combined generated by with the growing acquiring number of services, fintechs, positioning us contributed to as the second an increase in largest player in competition in 108

		this segment in Brazil.	the segment. Among non-traditional players, we highlight PagSeguro, Stone and Bin.	
Private Pension Plans	Private Pension Plans	In December 2019, our balance of provisions represented 22.4% of the market share for private pension plans, positioning us as the **third largest** private pension provider in Brazil. Considering only Individuals plans, our market share reached 22.3%, positioning us as the **second largest** private bank.	Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market.	FENAPREVI (Balance of provisions—Pension Plans for Individuals and Companies).
Vehicle Financing	Vehicle	In December 2019, we reached a market share of 9.3% in terms of loans to individuals among banks, positioning us as third in Brazil in this segment	Our main bank competitors in this business are Banco Santander (Brazil), Banco do Brasil and Banco Bradesco.	Itaú Unibanco Holding and the Central Bank.
Insurance	Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached 8.3% of market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December 2019, positioning us as the **fifth largest** insurance provider in this segment in	Our main competitors are controlled by or are in partnership with large commercial banks, such as Banco Bradesco, Banco Santander (Brazil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the retail market. Despite the high concentration of	SUSEP. Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Travel, Unemployment, Funeral Allowance, Serious Diseases, Random Events), Housing, Multiple Peril and Homeowners. Health Insurance and VGBL—

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Brazil. Brazilian banks, Redeemable Life Considering in this market, Insurance only our the growing products are not recurring number of included. insurance Insurtechs activities, our (startup market share companies reached 10.7% focused on in the same insurance) has period. facilitated customer access to insurance companies, making this market even more competitive. Our main competitors in In the period premium bonds from January to are controlled December 2019 by or are in we had a partnership with market share of large Premium commercial 11.1% in terms Bonds (títulos banks, such as of revenues de Banco from sales of capitalização, Premium Bonds Bradesco, SUSEP. premium bonds, or Banco do Brasil positioning us capitalization and Banco as the third plans) Santander largest provider (Brazil) which, of such like us, take products in this segment in advantage of Brazil. their branch network to gain access to the retail market. In the period from January to December 2019 Considering we had a only banks, our market share of main 6.8% in total competitors in consortia Consortia the Brazilian Consortia services fees. Central Bank. Service Fees consortia Considering market are only banks, we Bradesco Adm. are the third largest provider Consortia and of such services BB Consortia. in terms of fees in Brazil. At December In investment 2019, Itaú BBA banking, Itaú ranked first in BBA’s main mergers and competitors (1) Dealogic. (2) Investment Investment acquisitions and include ANBIMA ranking Banking Banking equities Santander, in terms of markets Credit Suisse volume. deals(1). Itaú (Brazil) S.A., BBA also Merrill Lynch ranked first in S.A. (Brazil), origination and Morgan Stanley in distribution in S.A. (Brazil), JP debt capital Morgan S.A. markets (Brazil), transactions(2). Bradesco BBI and BTG Pactual S.A. According to ANBIMA, the asset management industry in Brazil held assets totaling R$5,419 billion as of December 2019 and with In December 629 Financial 2019, we had a Institutions and market share of Assets 14.2% in terms Managers, Asset Asset of assets under among them, Management Management management, XP ANBIMA positioning us Investimentos. as the second The competition asset is concentrated management among large in Brazil. and well- established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal. According to In December ANBIMA, the 2019, we had a local custody in market share of Brazil held 25.7% based assets totaling on total assets R$5,837 billion Local Custody under local as of December custody, 2019. Our main positioning us competitors are as the second Banco position Local Bradesco S.A. Custodian. and Banco do Investment Brasil S.A Services Our market Based on share in ANBIMA, the December 2019 international was 9.0% in custody service terms of total in Brazil totaled assets under R$1,986 billion Itaú Unibanco International international of assets as of Holding, Custody custody, December ANBIMA and B3. positioning us 2019. Our main as the fourth competitors are largest Banco Citibank International S.A., JP Custodian. Morgan’s

Securities Services and Banco Bradesco S.A. In December 2019, we had a leading position as agent and register provider to 182 companies listed on B3, Our main which represents competitors in 56.5% of the equities companies market are listed on that Banco Corporate Bradesco S.A. exchange. Solutions and Banco do Moreover, we Brasil S.A. Our were the main competitor second largest in debentures is transfer agent Banco with 357 Bradesco S.A. debentures offerings in the Brazilian market, representing 31.2% of the debentures market in Brazil. In December 2019, we obtained a Itaú Private Itaú Private market share of—ANBIMA Bank Bank 30.7% in terms of Itaú Private Bank. Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Ranked third in Valores Retail Mobiliários S.A., Brokerage Easynvest Itaú Corretora Retail Brokerage Título Corretora (1) CBLCnet; (2) Services by (Brokerage) Services (1) de Valores S.A., Bloomberg. trading volume BTG Pactual in December Corretora de 2019. Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários and Santander Corretora de

			Câmbio e Valores Mobiliários S.A.	
	Cash Equities (2)	Ranked **tenth** in Cash Equities by trading volume in the period between January and December 2019.	Main competitors: UBS Brasil Corretora, XP Investimentos, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse HedgingGriffo Corretora de Valores S.A., JP Morgan Corretora de Câmbio e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários and Merrill Lynch S.A.	
	Futures and Derivatives (2)	Ranked **thirteenth** in Derivatives and Futures by number of traded contracts in the period between January and December 2019.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos, Clear Corretora de Títulos e Valores Mobiliários LTDA, Modal Distribuidora de Títulos e Valores Mobiliários LTDA.	
Banco Itaú Argentina	Total Loan Portfolio (includes privately-owned banks only)	In December 2019, we had a market share of 2.4% in terms of total outstanding loan balance in Argentine pesos, positioning us as the **tenth largest** private bank in Argentina	Our main competitors are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina and Banco Macro.	Central Bank of Argentina.

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In December 2019, our Our main competitors are market share Banco was 11.4% Total Loan Santander- based on total Portfolio Chile, Banco de Commission for outstanding Itaú Corpbanca (includes Chile, the Financial loan balance in privately-owned Scotiabank Market. Chilean pesos, banks only) Chile and positioning us Banco de as the fifth Crédito e largest private Inversiones. bank in Chile. In December 2019, we had a market share of 12.7% in terms Our main Total Loan of total competitors are Portfolio outstanding Banco Banco Itaú Central Bank of (includes loan balance in Continental, Paraguay Paraguay. privately-owned guaranis, Banco Regional banks only) positioning us and BBVA as the third Paraguay S.A. largest private bank in Paraguay. In December 2019, we had a market share of 22.5% based Our main Total Loan on total competitors are Portfolio outstanding Banco Banco Itaú loan balance in Santander Central Bank of (includes Uruguay Uruguayan Uruguay, BBVA Uruguay. privately-owned pesos, Uruguay and banks only) positioning us Scotiabank as the second Uruguay. largest private bank in Uruguay. ii. State of competition in the markets Competition The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. As of December 31, 2019, there were 137 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,290 institutions in Brazil. We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As at December 31, 2019, these banks accounted for 39% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As at December 31, 2019, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 38.3% of the banking system’s total assets. The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

Position	Banks by total assets[1]	Control Type	As of December 31	
			2019	% of Total
			(in billions of R$)	(%)
1st	Itaú Unibanco Holding S.A.	privately-owned	1,567.0	17.1
2nd	Banco do Brasil S.A.(2)	state-owned	1,473.3	16.1
3rd	Caixa Econômica Federal	state-owned	1,293.5	14.1
4th	Banco Bradesco S.A.	privately-owned	1,145.3	12.5
5th	Banco Santander Brasil S.A.	privately-owned	850.3	9.3
6th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	739.8	8.1
7th	Banco BTG Pactual S.A.	privately-owned	185.0	2.0
8th	Banco Safra S.A.	privately-owned	172.8	1.9
9th	Banco Citibank S.A.	privately-owned	92.3	1.0
10th	Banco do Estado do Rio Grande do Sul S.A. (Banrisul)	state-owned	81.0	0.9
n.a.	Others	n.a.	1,546.0	16.9
	Total (3)		**9,146.2**	**100.0**

(1) Based on banking services, except insurance and pension funds.

(2) Includes the consolidation of 50.0% do Banco Votorantim S.A. based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.

(3) Excludes Payments Institutions

Source: Central Bank (IF.data).

Along with our traditional competitors, there are also new technology-driven financial institutions such as fintechs, Asset Management firms and Acquiring Services which are disrupting the Brazilian financial industry. In general, these competitors act in specific business lines such as Credit Cards (e.g. Nubank), Investment Services (e.g. XP Investimentos), Acquiring Services (e.g. StoneCo, PagSeguro), Banking Services (e.g. Banco Inter) and others. Although there is an increasing number of competitors, many are still preoperational or in early stages of development.

d) Possible seasonality

Our retail banking, such as credit cards and acquiring services have some seasonality in general, with an increased level of retail and credit card transactions during the Christmas season and a subsequent decrease at the beginning of the year. In addition, there is seasonality at the end of the year in our pension plan business, driven by the statutory requirement in Brazil that all employees must receive the equivalent of one month's extra salary at the end of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, when taxes and other fiscal contributions are usually paid.

e) The main inputs and raw materials, informing:

i. Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and the applicable legislation

The process of procuring goods and services in our supply chain is carried out on a centralized basis by the Procurement department, with involvement of the contracting and legal, among other supporting departments. However, for some categories trading and contractual negotiations are assigned to their technical managers. The remaining procurement steps are centralized by the Procurement department, thus ensuring the administrative evaluation of the supplier and registration of contracts signed in the management system.

We have a structured process for evaluating suppliers aimed at mitigating risks in our supply chain. This process starts with the supplier accessing the website www.itau.com.br/fornecedores to register in the institutional system where the Code of Ethics, the Supplier Relationship Code, the Sustainability Policy and the Minimum Information Security Requirements are published for awareness and acknowledgment purposes. After registration of the supplier in our system, these companies go through an administrative approval process, which consists of an analysis of the supplier's adherence to environmental and social responsibility practices, compliance with and adherence to fiscal, tax and labor legislation (regularity of certificates, licenses, payment of taxes, salaries and contributions), fulfillment of their corporate obligations through the same tools used to assess clients (credit analysis, indebtedness with the market and suppliers, AML (anti-money laundering), fraud, anti-corruption law, and other discrediting facts).

This process is based on three pillars of risk analysis and includes a specific view based on the risks of the category of the products or services supplied.

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• Reputational/Regulatory: analysis of the risks associated with image and compliance with current legislation; • Financial: analysis of the risks associated with the financial health and the supply impact on the bank’s operations; and • Labor: analysis of the labor risk in service provision based on legal criteria. In addition to this administrative assessment, in accordance with established internal criteria, suppliers go through a technical approval stage aimed at reviewing the technical information about the supplier and its products and services, identifying whether what is offered is in line with the institution’s needs and requirements. For suppliers that support critical operations of the bank, the contracting out of products and services is evaluated and addressed separately. The supplier will be eligible to take part in contracting processes if first approved in the above-mentioned analyses. After being contracted, the relationship with the suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to the contractual provisions, performance and quality of the services engaged. Approved suppliers are monitored based on the risks associated with the service or product category. The monitoring criteria are the same of those used in the administrative evaluation process, aimed at checking the initial condition evaluated and may even lead to the termination of the business relationship with the supplier at any time in the event any risk is identified. As a member of the National Financial System, the Institution’s operations are regulated and follow the guidelines of regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Commission (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and Ministry of Labor. ii. Possible dependence on a few suppliers The search for suppliers to the Bank should be an ongoing and permanent activity, always seeking to strengthen the supplier base, ensure competition, better prices and opportunities and overcome critical supply issues. We have a current base of 14,798 approved suppliers that can provide services and supply products to Itaú. The persons in charge of procuring or contracting out services in the Bank should always encourage free competition and carry out, whenever possible, procurement processes involving at least two suppliers. A possible dependence may arise as a result of the exclusive provision of service by the supplier. iii. Possible volatility in suppliers’ prices Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest rate, foreign exchange, equities, commodities, and indexes (e.g., inflation). 7.4. Identify whether there are clients responsible for more than 10% of the issuer’s net revenues, stating: a) Total amount of revenues arising from the client No clients account for more than 10% of the Issuer’s revenue. b) Operating segments affected by the revenue arising from the client The table below shows the concentration of loan and lease operations:

(In R$ million)

By concentration	December 31, 2019	2018	2017
Largest debtor	5,389	5,193	4,079
10 largest debtors	29,340	31,564	28,958
20 largest debtors	44,712	47,433	46,313
50 largest debtors	71,965	73,358	74,772
100 largest debtors	97,695	98,675	101,149

7.5. Describe the material effects of state regulation on the issuer's activities, specifically commenting on:

a) The need for government authorization for the performance of activities and the history of the Issuer's relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior authorization from the Central Bank of Brazil.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the Trade Board of the State of São Paulo (JUCESP) under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, currently Itaú Unibanco S.A.

In relation to the capital markets, the Issuer's shares were admitted for trading on B3 – Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) ("B3") in March 2003, replacing the shares of the institution currently named Itaú Unibanco S.A., which had been admitted for trading on B3 (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944.

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil:

CMN	the highest authority of the Brazilian National Financial System (SFN) responsible for the currency and credit policy in Brazil to guarantee stability and social and economic development. Its major purpose is to disclose the general rules for the operation of the entire financial market.
Central Bank	federal authority responsible for regulating and overseeing the entire National Financial System (SFN), ensuring the stability of the purchasing power of the currency and a solid and efficient financial system and for implementing the policies established by the CMN, authorizing the establishment of financial institutions and supervising them.
CVM	a government agency subordinated to the to the Ministry of the Economy with purpose of regulating, supervising and developing the securities market.
CNSP	responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities.

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SUSEP responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants. ANS responsible for regulating and supervising the health insurance market in Brazil and its participants. Our main operations outside of Brazil are subject to oversight by local regulatory authorities in the following jurisdictions: South America: Central America: Europe: Argentina, Colombia, Panama and Caribbean North America: United Kingdom and Chile, Uruguay and (Bahamas and Cayman United States of America Switzerland Paraguay. Islands) Noteworthy • prohibition against operating in Brazil without prior approval of the Central Bank; regulatory • prohibition against acquiring real estate that is not for the financial institution’s requirements and own use, except those received for settlement of loan losses or as expressly restrictions on authorized by the Central Bank, pursuant to CMN regulation; financial institutions: • prohibition against acquiring interests in companies without prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks; • prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group; • restrictions on credit transactions to certain related individuals and legal entities; • obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit); • obligation to maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank; • obligation to prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios; • obligation to create, in respect to financial guarantees, specific accounting procedures for the assessment and registration of passive provisions (provisão passiva); • prohibition against holding, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital; • prohibition against granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in their investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. Basel III Framework On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented on January 1, 2019. The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater systemwide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure. Basel III implemented a liquidity coverage ratio, or LCR, which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio, or NSFR, which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a “trigger event”. A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a viable financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013 and those instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a ten-year period, beginning on January 1, 2013. Additional regulatory capital requirements apply to systemically important financial institutions, or G-SIFIs. The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment. The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. Implementation of Basel III in Brazil Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (Patrimônio de Referência) and Additional Core Capital (Adicional de Capital Principal), both aligned to the guidelines of the Basel III framework. Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar). In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,192/13, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022. The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital. We are considered domestic systemically important financial institution, hence having to fulfill the 1% Additional Core Capital for higher loss absorbency (Adicional de Capital Principal Sistêmico). Since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis. The following table sets forth the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets.

[Graphic Appears Here] Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (Razão de Alavancagem, or RA) on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or NSFR) and the Leverage Ratio (Razão de Alavancagem, or RA) to be observed by certain Brazilian Financial institutions, including those classified as Segment 1 pursuant to CMN regulation (such as us—please refer to item “Segmentation for the proportional application of the prudential regulation” for more information), and the terms for compliance with such requirements. The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or ASF) and the Required Stable Funds (Recursos Estáveis Requeridos, or RSF) of the financial institution. This new rule for NSFR, which came into effect on October 1, 2018, determines that the minimum limit for the NSFR for Segment 1 financial institutions is 100%. The RA, which calculation methodology was established by the Central Bank in 2015, consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The RA rule enacted in November 2017 came into effect on January 1, 2018 and determined the threshold of 3% as the minimum requirement for the RA for Segment 1 financial institutions (which is our case). CMN regulation also defines the entities that compose the consolidated enterprise level (conglomerado prudencial) of Brazilian financial institutions and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (conglomerado prudencial). Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a rule that unified and expanded Brazilian regulation on risk and capital management. Such regulation provides that risk management must be conducted through an integrated effort by the relevant entity and sets out different structures for risk and capital management, which are applicable for different risk profiles. According to such regulation, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure. Pillar 3 Report In February 2019 the Central Bank enacted regulation requiring certain financial institutions to furnish a Pillar 3 Report. We are required to publish this report on a consolidated basis covering the following topics: • prudential indicators and risk • comparison between accounting and management; prudential information; • capital composition; • macroprudential indicators; • leverage ratio (RA); • liquidity indicators; • credit risk; • counterparty credit risk (CCR); • securitization exposures; • market risk; • risk of interest rate fluctuation in • remuneration of administrators. instruments classified in the banking book (IRRBB); and The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed. The new rule came into effect on January 1, 2020. In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was issued, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders’ remuneration to compliance with the prudential requirements established by the CMN. Global Systemically Important Financial Institutions (G-SIFI) Assessment in Brazil The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. Please see “Basel III Framework,” for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of EUR200 billion, individually. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 22, 2019, by the Financial Stability Board. The next update is expected in November 2020. Recovery Plans for Systematically Important Financial Institutions On June 30, 2016, the CMN issued a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil’s systemically important financial institutions. The rule which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for the submission of such recovery plans by December 31st, annually.

Segmentation for the Proportional Application of the Prudential Regulation On January 30, 2017, the CMN issued a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, out of the five possible segments, we are classified as Segment 1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution. Brazilian Covered Bond (“Letra Imobiliária Garantida” – “LIG”) Law No. 13,097/2015 created the Brazilian covered bond (Letra Imobiliária Garantida, or LIG), a debt instrument for funding Brazilian financial institutions that follows the covered bonds structure. Since the law’s adoption, both the CMN and the Central Bank have regulated its provisions and established procedures relating to the issuance of Brazilian covered bonds. Since then, Itaú Unibanco completed two bullet issuances of Brazilian covered bonds, the first on December 14, 2018 in the total amount of R$1.2 billion and the second on April 24, 2019, in the total amount of R$350 million. On July 24, 2019, Itaú Unibanco established its first Brazilian covered bond program. The first issuance under the covered bond program took place on July 29, 2019, in the total amount of R$1 million. As of December 31, 2019, the accrued value of the outstanding Brazilian covered bonds issued by Itaú Unibanco, which includes the bullet issuances as well as the issuances under the program (as reflected in our financial statements), amounted to R$4.3 billion. Passive provision for financial guarantees On July 28, 2016 the CMN enacted a new rule, establishing specific accounting procedures for the assessment and registration of passive provisions (provisão passiva) that financial institutions must create in respect of financial guarantees. The accounting procedures established by this regulation seek to align the Brazilian standards with IFRS. Such resolution is effective since January 1, 2017. Foreign Currency Transactions and Exposure Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. Currently there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions. In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions. Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows. The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy. In addition, the legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital. By initiative of the Central Bank, the President of Brazil has presented to the Congress a draft bill to reformulate the Brazilian foreign exchange market (“New Foreign Exchange Bill”). The draft also includes provision regarding the Brazilian capital held abroad and foreign capital held in Brazil. The initiative intends to modernize, simplify and increase legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation. The main aspects of the New Foreign Exchange Bill are: (i) the confirmation, at the legal level, that foreign exchange transactions may be carried out freely (provided that through entities authorized to operate in this market and subject to applicable rules); (ii) the granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) the expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale operations of up to US$1,000 carried out between individuals on an occasional and non-professional basis, from its scope; and (vi) the granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply. As of this date, the Brazilian Congress is still reviewing the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed. Large Exposure Limits We are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, exceeds the threshold determined by the Central Bank. On July 31, 2018 the CMN released a resolution in order to comply with the Basel III reforms, introducing a new basis for calculating the exposure limits applicable to financial institutions classified as Segment 1 to their Tier 1 Regulatory Capital and increasing the scope of transactions that increase exposure to clients subject to the limit, including exposure from securities and derivatives held in our investment portfolio. The maximum exposure to any individual counterparty or group of connected counterparties of a Segment 1 financial institution is 25% of its Tier 1 Regulatory Capital, and to concentrated individual clients or group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital). Under this exposure limits, the following entities are considered to be different clients: (i) the Brazilian government, including the Central Bank; (ii) an entity which 50% or more of its voting capital is held directly by the Brazilian Government, jointly with its controlled entities; (iii) a State of the Federative Republic of Brazil or the Federal District, jointly with its controlled entities and with entities which are financially dependent on a State, the Federal District or their controlled entities; (iv) each Brazilian municipal district, jointly with its controlled entities and with entities which are financially dependent on a municipality or its controlled entities; (v) each central government of a foreign jurisdiction; (vi) each central bank of a foreign jurisdiction, if this entity is not included in the central government; (vii) each entity which 50% or more of its voting capital is held directly by a central government of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it; (viii) a governmental body of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it or its controlled entities; and (ix) any other entity, public or private, which share the credit risk calculated by the financial institution according to CMN regulations. The rule provides that, for certain financial institutions (including those classified as Segment 1, such as ourselves), individual exposures to the Brazilian Federal Union (including the Brazilian Central Bank) as well as to central governments or to central banks of foreign jurisdictions are not subject to the observance of the large exposure limits. Banks must identify possible related counterparties, considering its economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one experiences financial difficulties and the other, as a result, would also be likely to encounter financial difficulties, including those related to funding, payment of obligations and insolvency. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements. Risk Weighted Asset Calculation The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation. Financial Bills (“Letras Financeiras”) According to Law No. 12,838 of July 9, 2013, as amended, Brazilian financial institutions can issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills (letras financeiras), a bank funding instrument aimed at larger volumes and longer terms. The main characteristics of the Basel III-compliant financial bills are: • The possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution; • The suspension of payment of interests in case of non-compliance with capital requirement rules. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or be written-off. These determinations will not be considered a default by the financial institution and will not accelerate the maturity of its other debts; and • The possibility of issuance of perpetual financial bills, which mature only in case of default on the payment of the interest of the financial bill or the dissolution of the financial institution. On June 27, 2019, the CMN issued a new rule regulating the issuance of financial bills, which replaced the previous one. The main changes associated with Basel III-compliant financial bills were: • The creation of the possibility of regulation, by the Central Bank, of a general authorization for the use of funds raised through the issuance of financial bills with subordination clauses in the composition of the issuers’ Regulatory Capital; • The institution of due diligence obligations to be observed by intermediary institutions involved in the distribution, placement and trading of the financial bills, in order to ensure the provision of information regarding the investment and its adequacy to the investor profile; • The flexibilization of the rates that can be used in the remuneration of financial bills, allowing the use of floating rates regardless of a combination with a fixed rate or any other rate (fixed or floating) that is publicly known and regularly calculated. On September 24, 2019, the Central Bank issued a rule systematizing the requirements for the registration of financial bills in authorized central depositary entities, which were previously dispersed in different documents. The new rule included in its annexes the content of the subordination clauses that must be included in financial bills issued with the aim to compose the issuer’s Regulatory Capital. Establishment of a Succession Policy Financial institutions and other institutions authorized to operate by the Central Bank are required to maintain a succession policy for its management, which shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions. Our Board of Directors approved our Manager’s Succession Policy in accordance with CMN’s resolution. Our succession policy aims to consolidate the internal procedures and practices of the Itaú Unibanco Group regarding the succession of our management team. Code of Corporate Governance The Brazilian Corporate Governance Code for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of its principles, guidelines and actions. Pursuant to this code, companies must furnish to CVM a report regarding their adherence to the Brazilian Corporate Governance Code within seven months of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework by means of the CVM Ruling No. 586/17. In addition, the CMN has included the principles and criteria of corporate governance of financial institutions established by the Basel Committee into the Brazilian regulatory framework, through the “Core Principles for Effective Banking Supervision.” CMN rules establish the terms for the remittance of information on the management of financial institutions to the Central Bank, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any person classified in one of such categories. For this purpose, financial institutions must provide a communication channel which allows employees, contributors, clients, users, associates, or services providers to anonymously report situations indicating illegal acts of any nature related to the institution. The financial institutions must also determine the internal body responsible for receiving the information and complying with the reporting obligations. Anti-Corruption Law The Brazilian anti-corruption law establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings. In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions. The regulation also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer: (i) To our Investor Relations website > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Anti-corruption Corporate Policy from which you can electronically access further details about our Anti-corruption Corporate Policy. (ii) To our Investor Relations website > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Corporate Conduct, Integrity and Ethics Policy from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests. (iii) To our Investor Relations website > Menu > Itaú Unibanco > Integrity and Ethics from which you can electronically access further details about our Integrity and Ethics Program. Compensation of Directors and Officers of Financial Institutions According to rules set forth by the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders. Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management. Antitrust Regulation The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted to CADE, the Brazilian antitrust authority, for prior approval in the event these transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction prior to CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement, and potential administrative proceedings. In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions authorized to operate by the Central Bank in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) other transactions which result in increased market share in the market segments they operate. With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, in December 2018, the Central Bank and CADE approved a joint normative act establishing the procedures that improve the efficiency of their respective actions in antitrust matters in the National Financial System. Pursuant to the joint normative act, the authorities will be authorized to share information for the purposes of their respective activities and carry out meetings to discuss matters that require actions from such authorities. Such joint normative act also provides that transactions involving financial institutions must be submitted to independent analyses by each of the authorities. In cases involving risk to the financial system, the Central Bank shall approve the transaction; CADE will be bound by this approval and must adopt the decision of the Central Bank as grounds for approval. CADE and the Central Bank shall also cooperate in CADE’s administrative procedures regarding anticompetitive practices of financial institutions. It is worth mentioning that legislations in force in other jurisdictions may require that concentration acts be submitted to the relevant antitrust authority.

The Brazilian antitrust law provides for penalties in the event of violations of the economic order. Accordingly, an undertaking in a dominant position (as the law assumes of one holding over 20% of market share) in a certain market in which it operates, which, irrespective thereof, carries out an illegal interaction with competitors, including through professional associations, may be subject to an administrative fine of 0.1% to 20% of the gross revenues of the group operating in the industry affected by such violation and to the divestiture of assets, among other penalties. Additionally, the antitrust legislation of other jurisdictions, such as the U.S. (Sherman Act and Clayton Antitrust Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union), may also be applicable to companies whenever these carry out alleged anticompetitive practices. Other violations of the economic order, such as unilateral conduct, are also punishable by Brazilian and foreign antitrust authorities.

Our Antitrust Corporate Policy is available on the Investors Relations website of Itaú Unibanco > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies >Antitrust Corporate Policy.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions; each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2.4(d) I – Classification and Measurement of Financial Assets and Note 32 Risk and Capital Management, our audited consolidated financial statements. The risk levels are categorized as:

Lower risk: PD lower or equal than 4.44%

Satisfactory: PD from 4.44% up to 25.95%

Higher risk: PD higher than 25.95%

Credit-Impaired: loans classified in Stage 3

Bank insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either privately-held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions:

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(i) Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt of measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.
(ii) Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution’s management, suspending its regular activities and dismissing the financial institution’s management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution’s creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.
(iii) Extrajudicial liquidation: process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities.
The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.
Financial institutions may also be subject to the bankruptcy regime.
In the course of the special regimes described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.
Deposit Insurance
In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.
Payment of Creditors in Liquidation
In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.
Resolution Bill for the Banking, Insurance and Capital Markets
On December 23, 2019, the Central Bank submitted to the Brazilian Congress a bill of supplementary law that aims at regulating new resolution regimes for financial institutions, insurance companies and other entities that are subject to the supervision of the Central Bank, SUSEP and the CVM. The bill is consistent with international standards provided by the Financial Stability Board (“FSB”) following the 2008 financial crisis.
In replacement of the current regimes (i.e., intervention, extrajudicial liquidation and temporary special administration regime – RAET), the bill proposes two new resolution regimes: (i) the compulsory liquidation regime, in which a non-systemic institution would be withdrawn from the National Financial System through a more efficient and faster process than the current regimes; (ii) the stabilization regime, which would mitigate the risk of systemic crisis involving a relevant institution or activity of the National Financial System while allowing for essential activities of the bank to continue by means of, among others, the conversion of certain creditors’ rights into capital (bail-in).
According to the Central Bank, the goal is to create more effective and modern solutions for problematic institutions, while still protecting the performance of the economy and giving stability to the financial system. If approved, the law is expected to come into effect 180 days from its publication.
Insurance Regulation
With governmental approval, insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers.
Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.
In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.
There is currently no restriction on foreign investments in insurance companies in Brazil.
Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory bodies (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Anti-Money Laundering Regulation The Brazilian anti-money laundering law (Law No. 9,613, as amended) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines. The Brazilian anti-money laundering law also created the Council for Financial Activities Control (COAF), which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction. In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of FATF and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at: • identifying and knowing their clients, which includes determining if they are PEPs, and also identifying UBOs. These records should be kept up-to-date; • checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity; • carrying out a prior analysis of new products and services, under the perspective of money laundering prevention; • keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client; • reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party; • applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated; • determining criteria for hiring personnel and offering anti-money laundering training for employees; • establishing procedures to be complied with by all branches and subsidiaries of Brazilian financial institutions located abroad with respect to anti-money laundering; • establishing that any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad, must verify whether the foreign financial institution is physically located in the jurisdiction where it was incorporated and licensed, and that it is subject to effective supervision; • monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes; • reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report); • requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000; • maintaining specific records of transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card, request of provision for withdrawal or Electronic Available Transfer—TED) by financial institutions in an amount equal to or greater than R$50,000 per transaction; • ensuring that policies, procedures and internal controls are commensurate with its size and volume of transactions; and

• unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security United Council. Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate. Central Bank Circular No. 3,978/2020, which will come into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments. Politically Exposed Persons (PEPs) According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Leasing Regulation Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period. Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies. Correspondent Agents We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations. Regulation of the Brazilian Securities Market According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as our company, are registered with the CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements.

Disclosure Requirements
Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material.
The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document.
Since 2018, the publicly-held companies, like us, have to present a form about a “Brazilian Corporate Governance Code” in the “apply or explain” format.
Asset Management Regulation
The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration.
Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.
By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable for losses arising from either intentional acts or negligence in conducting their activities.
The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.
Investments of Foreign Investors
Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, according to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment.
The foreign direct investment (RDE-IED) enables the non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles the investment in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions of Brazilian regulation.
In order to invest in the Brazilian financial and capital markets, foreign investors must engage a financial institution authorized to act as legal representative and custodian of foreign investors. Such investments are regulated by CMN Resolution 4,373 and CVM Ruling No. 560. The transactions performed by foreign investors must be carried out in the markets organized by entities authorized by the CVM (such as B3, for example) and securities must be held in custody with depositary and registration systems authorized by the CVM and/or Central Bank (such as SELIC and CETIP). The rules establish certain exceptions which allow transactions outside of the markets such as subscription of securities in initial public offerings, tender offerings of securities and payment of dividends in kind.
Brazilian rules also allow for the issuance abroad of depositary receipts based on (i) any security issued by Brazilian companies registered with the CVM (companhias abertas), and (ii) credit instruments issued by financial institutions and other types of institutions registered with the CVM and authorized by the
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Central Bank, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de
Referência).
Regulatory Sandbox
On November 28, 2019, the Central Bank published Public Consultation No. 72/2019, regarding the Controlled Testing Environment for Financial Innovations (“Sandbox”) which is intended to enable institutions, which includes institutions that are not yet authorized to operate by the Central Bank, to test innovative projects related to matters under the competence of the National Monetary Council or the Central Bank.
The draft resolution released by the Central Bank establishes the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities, as well as initiatives that are strategic priorities of the Central Bank. The Public Consultation is set to end on January 31, 2019, and as of this date, the Central Bank is yet to receive contributions from market agents, which may result in alterations on the proposed draft.
Open Banking
The Brazilian Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 25, 2019. Open Banking consists in the sharing of data and payment initiation services by financial institutions and other authorized entities, upon customer’s authorization and via integration of information systems. Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive.
The Brazilian open banking model will comprise financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach, data on products and services, customer record data and customer transaction data. Open banking will eventually cover the provision of initiation payment services.
On November 28, 2019, the Brazilian Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement open banking in Brazil to the public. Among other topics, the draft resolution sets forth in detail the participating institutions (mandatory and voluntary), the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions. The period for commenting the Public Consultation ended on January 31, 2020 and the Brazilian Central Bank received contributions form market agents, which may result in alterations on the proposed draft. The Brazilian Central Bank is yet to issue the resolution about the subject.
Regulation on Payment Agents and Payment Arrangements
A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements”
(i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.
The CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and rising gradually up to the totality of the total account balance in 2019.
In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, the obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements.
On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. These limitations are not applicable to non-face-to-face transactions and to corporate cards.
On November 28, 2018, the Central Bank enacted Circular No. 3,918, which modified Circular No. 3,691, regarding the international use of credit cards. Effective as of March 1, 2020, credit cards issuers offer customers the option to pay credit card invoices in Reais, converting the amounts due on the date that such expenses were incurred. This option must be adopted for all credit cards issued, unless the customer waives converting foreign amounts on the day that the expense was incurred and chooses to have all amounts converted on the invoice due date.
On April 30, 2020, the CMN published Resolution No. 4,809, changing the initial effective date of Resolution No. 4,734 and the Central Bank published Circular No. 4,014, also on April 30, 2020, changing the initial effective date of Circular No. 3,952, which will come into effect on November 3, 2020, and impose new regulations regarding (i) the discount of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.
Instant Payments
The Central Bank intends to regulate instant payment services in 2020, which will enable users to conduct payment transactions in real time – 24 hours a day, 365 days a year – with or without a bank account and at low costs. Initially, the working group formed by the Central Bank is conceiving a model that allows a wide range of payment transactions – individual to individual; individual to business; business to individual, business to business, business to government and government to individual – among other combinations that the new regulation may contemplate.
On February 18, 2020, the Central Bank published Circular No. 3,985, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos
Instantâneos or “SPI”) and the Central Bank´s instant payments arrangement. The rule determines that all financial and payment institutions with a license to operate granted by the Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Central Banks instant payments arrangement.
Circular No. 3,985 came into effect on March 2, 2020.

incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and rising gradually up to the totality of the total account balance in 2019.
In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, the obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements.
On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. These limitations are not applicable to non-face-to-face transactions and to corporate cards.
On November 28, 2018, the Central Bank enacted Circular No. 3,918, which modified Circular No. 3,691, regarding the international use of credit cards. Effective as of March 1, 2020, credit cards issuers offer customers the option to pay credit card invoices in Reais, converting the amounts due on the date that such expenses were incurred. This option must be adopted for all credit cards issued, unless the customer waives converting foreign amounts on the day that the expense was incurred and chooses to have all amounts converted on the invoice due date.
On April 30, 2020, the CMN published Resolution No. 4,809, changing the initial effective date of Resolution No. 4,734 and the Central Bank published Circular No. 4,014, also on April 30, 2020, changing the initial effective date of Circular No. 3,952, which will come into effect on November 3, 2020, and impose new regulations regarding (i) the discount of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.
Instant Payments
The Central Bank intends to regulate instant payment services in 2020, which will enable users to conduct payment transactions in real time – 24 hours a day, 365 days a year – with or without a bank account and at low costs. Initially, the working group formed by the Central Bank is conceiving a model that allows a wide range of payment transactions – individual to individual; individual to business; business to individual, business to business, business to government and government to individual – among other combinations that the new regulation may contemplate.
On February 18, 2020, the Central Bank published Circular No. 3,985, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos
Instantâneos or “SPI”) and the Central Bank´s instant payments arrangement. The rule determines that all financial and payment institutions with a license to operate granted by the Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Central Banks instant payments arrangement.
Circular No. 3,985 came into effect on March 2, 2020.

contract or agreement is not compatible with the counters of the institution’s premises; (ii) the receipt of payment slips referred to in Circular No. 3,598, of June 6, 2012, issued in noncompliance with the standard, specifications or requirements in force for the instrument; (iii) the receipt of documents upon payment by check; (iv) institutions that do not have physical agencies or agencies of institutions without cash counters; (v) the service stations installed in the premises of a public administration body or entity or a private company with cash counters, in which services are provided in the exclusive interest of the respective body or entity and its servants or the respective company and its employees and managers; and (vi) the exceptional situations provided for in the legislation or specific regulation.
The rule also prohibits the imposition of restrictions by financial institutions on the number of documents, transactions per person, as well as on the maximum or minimum amounts to be paid or received, or on the ability of the customer or user to opt for payments in kind, except as provided for in specific legislation or regulations.
CMN Resolution 4,746/19 came into effect on August 29, 2019 the date of its publication.
Provision of Financial Services through Electronic Channels
CMN regulation establishes that financial institutions are not required to provide clients access to traditional banking services channels for collection and receipt services based on agreements that demand exclusively electronic channels.
Credit Performance Information
CMN regulates a database known as Credit Information System (Sistema de Informações de Crédito, or SCR), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions.
Consumer Protection Code
The Brazilian Consumer Protection Code, or CDC, which is applicable to financial institutions according to Brazilian higher courts, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services.
• Reverse burden of proof in court;
• Proper and clear information provided with respect to the products and services offered
(e.g., quantity, characteristics, composition, quality, price and risks such products pose);
• Proportional reduction of interest charged in connection with personal credit and consumer directed credit transactions in case of early payment of debts; Basic • In limited circumstances, amounts charged improperly may have to be returned in an consumer amount equal to twice what was paid in excess of due amounts, except in cases of rights dealing justifiable mistakes (e.g., systemic failure or operational error); with financial • Collection of credits cannot expose the client to embarrassment or be performed in a institutions: threatening manner;
• Prohibition on the release of misleading or abusive publicity or information about contracts or services, as well as on the promoting of overbearing or disloyal commercial practices; and
• Liability for any damages caused to consumers by misrepresentations in their publicity or information provided.

Late payment and default
CMN Resolution No. 4,558 provides that in case of delay or non-payment of credit operations, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; (ii) default interest and late payment fines in accordance with the law.
Authorized debit of banking accounts
On March 26, 2020, CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages.
In order to foster the transparency on the relationship between the financial institutions and their clients, the new rule sets forth that financial institutions should only process authorized debit payments upon prior and express authorization of the client. Resolution No. 4,790 provides for the procedures for the authorization and cancellation of authorized debit payments.
The new rule will come into force on November 3, 2020.
Rules for Overdraft Facilities in Checking Accounts
On November 27, 2019, the CMN issued Resolution No. 4,765 (“Resolution No. 4,765/2019”), providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI).
Resolution No. 4,765/2019 limits interest rates for checking accounts overdraft facilities up to 8% per month, to which must be added a discount of the credit facility fees already charged on a monthly basis by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero.
The new rule allows, however, the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$ 500.00; and (ii) 0.25% for the opening of credit facilities above R$500.00, calculated with the amount of the facility that exceeds R$500.00.
In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile. Resolution No. 4,765/2019 came into force on January 6, 2020, for agreements executed after the effective date, and will come into force on June 1, 2020, for agreements executed prior to such date. Nevertheless, the 8% limitation on interests mentioned above is in effect as of January 6, 2020, regardless of the execution dates of contracts between financial institutions and clients.
Real estate financings indexed to prices indexes
On July 31, 2018, the CMN issued a new regulation in respect to the rules for the destination of funds in savings accounts. This regulation aims to improve the effectiveness of the destination of the funds and to simplify compliance with the rules, making the use of funds for real-property financings more flexible, efficient and comprehensive, while also encouraging the development of new funding structures.
On August 19, 2019, the CMN issued Resolution No. 4,739, which broadens conditions of the national real estate financing system (Sistema Financeiro de Habitação), allowing interest to be tied to inflation indexes, such as the IPCA.
The change promoted by the CMN is a step towards a more flexible real estate financing market. As a result, it is expected that securities, such as certificates of real estate receivables (Certificado de Recebĺveis

Imobiliários or “CRI”) and the secured real estate bills (Letras Imobiliárias Garantidas) should be adopted to fund the real estate financing market in the long term.
Regulation of Independent Auditors
In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence.
After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years.
CMN regulations also prohibit the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months.
In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation.
• An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system;
• A description of non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and
• Others reports required by Central Bank.
These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available to the Central Bank for at least five years.
Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by IASB. Please see “Presentation of Financial and Other Information—About our Financial Information” for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements.
Self-Regulators
We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and determined activities, as applicable. Some of the self-regulatory entities that we are subject to are the ABRASCA, ABECS, ANBIMA, and FEBRABAN, among others.

Portability of Credit Trpansactions
Regulated by the Central Bank since 2013, portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called “debt purchases”.
Rules Governing the Charging of Fees on Banking and Credit Card Operations
Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services.
Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others.
Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package.
Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract.
The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs.
A minimum of 30-days’ prior notice to the public must precede the creation or increase of a fee. In addition, fees related to priority services may only be increased 180 days after the date of a previous increase (the reduction of a fee can take place at any time). With respect to credit cards, a 45-days’ prior notice to the public is required for any increase or creation of fees and such fees may only be increased 365 days after the previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs.
At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the CMN published a new resolution establishing that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card bill. After such term, the credit provider must offer the client another type of financing with conditions more favorable than the ones that are provided in the credit card market. In addition, the credit provider shall no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time.
In 2018, the CMN issued a new resolution establishing that the following fees may be collected in the event of late payment or settlement of obligations related to credit card bills and other postpaid payment instruments: (i) compensatory interest, per day of delay, on overdue installments or on unpaid debtor balances;

(ii) a fine and (iii) interest for late payment.
The same resolution also established that the change in credit limits, if not carried out at the request of the customer, should, in the case of: (i) reduction, be preceded by at least 30-days’ advance notice to the client, except if there is a deterioration of the customer’s credit risk profile, according to the criteria defined in the credit risk management policy, in which case notice may be made at any time prior to the reduction; and
(ii) increase, be conditioned upon the customer’s prior acquiescence.
In 2019, the CMN issued a standard setting rules for the collection of interest and tariff on overdraft for individuals and Individual Microentrepreneurs (entrepreneurs with annual revenues of R$81,000 and subject to specific legislation). According to the new regulation, a client can only be charged for use of overdraft limit exceeding R$500.00.
Data Protection
The Brazilian General Data Protection Act, or the GDPA, will become effective in August 2020 (although the Brazilian Congress is currently discussing a delay in its initial effective date). The GDPA brings a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the GDPA will apply irrespective of industry or business when dealing with personal data.
GDPA created the Brazilian National Data Protection Authority, or the ANPD, which will exercise the triple role of investigation, enforcement and education. More importantly, it will be able to issue norms and procedures, deliberate on the interpretation of the act, request information to controllers and processors and, in cases of noncompliance with the law, enforce the law through an administrative process. The ANPD has been assured technical independence, though it is subordinated to the Presidency of the Republic.
Banking Secrecy
Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:
the disclosure of information with the express the exchange of information between financial consent of the interested parties; institutions for record purposes;
the disclosure of information to credit reference the disclosure of information to the competent agencies based on data from the records of authorities relating to the actual or suspected subscribers of checks drawn on accounts occurrence of criminal acts or administrative without sufficient funds and defaulting debtors; wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;
the disclosure of some information established the disclosure of information in compliance with by law to tax authorities; and a judicial order.
Digitalization of Documents and Record Keeping
According to CMN’s resolution on the digitalization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank, these institutions are authorized to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. The resolution also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document.
Cybersecurity
The regulatory scenario in Brazil regarding cyber security is becoming more mature. Besides the regulation on cyber risks and storage and processing in external environments and public clouds applicable to financial services issued by CMN (the National Monetary Council) in April 2018, CVM (The Securities and Exchange Commission of Brazil) has also issued a regulation in August 2019, to require securities market institutions to implement cyber security and data protection controls.
The CMN requirements regarding policies and action plans to prevent and respond to cyber security incidents had implementation date on May 2019, and the other requirements must be fully compliant by December 2021.
For the CVM regulation, the final date is September 2020.
Law Amending the Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets
Law No. 13,506 provides for administrative sanctioning procedures by the Central Bank and the CVM. Some of the key aspects of Law No. 13,506 are: (i) it increases the maximum fine applicable by the Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500 thousand to R$50 million; (iii) it sets forth new types of violations and subject to penalties; (iv) it increases the maximum penalty with respect to disqualification to a period of twenty years; (v) it provides that the Central Bank may enter into cease-and-desist commitments; and (vi) it provides that the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.
Centralized Registration and Deposit of Financial Assets and Securities
Law No. 13,476/2017 consolidated the provisions on the creation of liens over financial assets and securities requiring that the constitution of liens on financial assets and securities subject to registration or centralized deposit be carried out exclusively at the registering entities or at the central depositories where such financial assets or securities are registered or deposited, regardless of the nature of the legal transaction to which they relate to, including for purposes of publicity and effectiveness with third parties.
The CMN issued a rule to regulate the provisions of Law No. 13,476/2017 and to consolidate the regulation on centralized deposit and the registry of financial assets and securities issued or owned by institutions authorized to operate by the Central Bank, requiring, amongst other provisions, that such institutions be generally, subject to limited exceptions, obligated to: (i) register and deposit, in registration and/or centralized deposit systems authorized to operate by the Central Bank or the CVM, all financial assets and securities they are obligated or co-obligated to pay; and (ii) only keep in their asset portfolio securities that are registered and/or deposited in the terms of the CMN rule.
On September 5, 2018, the Central Bank issued a new rule amending the existing procedural rule on centralized registration and deposit of financial assets and securities and the creation of liens on deposited financial assets and established the terms for the creation of liens over financial assets registered with registering entities. The referred rule established, amongst other changes, that such liens are effective in the moment that the central depositary accepts the command from its participant, pursuant to its internal regulations.

Taxation of closed investment funds

MP 806/17 issued on October 30, 2017, which intended to extinguish the tax deferral regime applicable to closely held investment funds and subject them to taxation, was not converted into law. As a consequence, it was repealed.

Taxes on Transactions entered into by the Itaú Unibanco Group

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with their respective rates, are as follows:

Tax	Rate	Tax calculation basis
IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
CSLL	20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies) From January 1, 2019 to February 2020, the CSLL tax rate, as defined below, applicable to financial institutions, insurance companies, capitalization and similar entities was reduced to 15.0%	Net income with adjustments (exclusions, additions, and deductions)
COFINS	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Price of service rendered
IOF	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (*Imposto de Renda da Pessoa Jurídica, or IRPJ*), and social contribution on profits (*Contribuição Social Sobre o Lucro Líquido, or CSLL*) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

The CSLL is levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance, and similar companies. From January 1, 2019 to February 2020, the CSLL rate for financial institutions is 15.0%. Note that this tax is generally levied at a 9.0% for non-financial legal entities.

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As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed. Contribution on Social Integration Program and Social Security Financing Contribution In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS. According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits. Service Tax The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature. A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service, or ISS. Among these modifications, the new law introduced a minimum tax rate of 2%. The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on activities such as credit card and leasing operations but former President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. Due to this change, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court, and, on March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court. Tax on Financial Transactions The tax on financial transactions is levied at specific rates according to the transaction in question and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress. The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Applicable Rates Type of
(Rates may be changed by a decree enacted by the Brazilian government up transaction to a maximum rate, as described below, which may become effective as of its publication date)
Foreign IOF/FX: zero to 6.38% (depending on the transaction) exchange Maximum rate: 25% transactions Insurance IOF/Insurance: zero to 7.38% transactions Maximum rate: 25%
Loans and credit IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it transactions reaches 365 days, plus a flat 0.38% rate Maximum rate: 1.5% per day Securities IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day Securities – IOF/Securities - Derivatives: zero Derivatives Maximum rate: 25%
U.S. Foreign Account Tax Compliance Act (FATCA)
FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities, or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions, or FFIs.
To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income.
U.S. federal income tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money.
The United States collaborated with other governments to develop Intergovernmental Agreements, or IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.
More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information.
There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan).
The governments of Brazil and the United States entered into a Model 1 IGA on September 23, 2014, which came into effect in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR).
Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on their U.S. account holders to the Brazilian tax authorities, which will share this information with the IRS.
Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the so-called Common Reporting Standard, or CRS, in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, or BEPS Project, coordinated by the Organization for Economic Co-operation and Development, or
OECD. In connection therewith, an ancillary obligation called “e-financeira” provided by Normative Ruling No.
1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.
Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, or CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018.
In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver theso-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in its turn is also expected to exchange such information with other countries’ tax authorities.
Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, which information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass- thru payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.
The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.
Events Subsequent
This section presents a summary of certain measures adopted by the CMN and the Central Bank to address the consequences of the COVID-19 pandemic on the Brazilian financial system.
(a) Temporary Suspension of Dividend Distributions and Increases in Compensation of Directors and Officers
Pursuant to CMN Resolution No. 4,797/2020 Brazilian financial institutions may not: (i) distribute dividends in excess of the minimum amount provided for in Brazilian Corporate Law and in each institutions’ bylaws; (ii) engage in share repurchases (except for certain limited exceptions); (iii) reduce their capital and (iv) increase compensation of directors and officers. These restrictions are effective from April 6 through September 20, 2020.
(b) Reduction of Capital Conservation Buffer

CMN Resolution No. 4,783, of March 16, 2020 (“Resolution No. 4,783/20”) modified some of the capital requirements applicable to financial institutions in order to increase the ability of banks to renegotiate credit transactions and maintain the flow of engaging in new transactions. This measure temporarily reduces the Capital Conservation Buffer (where all rates relate to the total amount of risk weighted assets) required from financial institutions, from 2.5% to 1.25%. The rate of 1.25% will remain in effect through March 31, 2021. From April 1, 2021 through April 1, 2022 the Capital Conservation Buffer requirement will gradually be restored to 2.5%. (c) Repos on Sovereign Securities Denominated in U.S. Dollars On March 18, 2020, the Central Bank issued Circular No. 3,990 establishing conditions for repurchase transactions of U.S. Dollar denominated federal securities between Brazilian financial institutions and the Central Bank. These securities will be purchased by the Central Bank with a 10% discount in relation to market prices and simultaneously, the financial institution assumes the obligation to purchase the securities in a future date. The rules determine also a margin transfer during the term of the transaction whenever the exposure is equal or greater than US$500,000. The purpose of this measure is to provide liquidity to the Brazilian sovereign securities market, by means of (i) offering liquidity in U.S. Dollars to Brazilian banks; and (ii) reducing trading volatility of these bonds. (d) Changes to Provision Requirements CMN Resolution No. 4,782/20 exempts financial institutions from considering certain restructuring of contracts as an indicative that would indicate that a counterparty may default, therefore allowing loans to be granted without requiring additional provisions. CMN Resolution No. 4,782/20 is effective through September 30, 2020. (e) New Time Deposits with Special Collateral The CMN has altered FGC Regulation to establish new for funding through new Time Deposits with Special Collateral (Novo Depósito a Prazo com Garantias Especiais or “DPGEs”), which are deposits taken by financial institutions and guaranteed by the FGC. The DPGE for holders that are institutions associated to the FGC is subject to a cap of R$400 million, and, for other holders of R$40 million. (f) Temporary Special Liquidity Credit Facility The CMN enacted Resolution No. 4,786 and Resolution No. 4,795 providing for two types of a Temporary Special Liquidity Credit Facility offering financial institution more liquidity in their transactions. The Resolution No. 4,786, authorized the Central Bank to grant loans to certain financial institutions, secured by debentures held by such institutions and acquired on the secondary market, subject to certain conditions. The rule provides that these loans will also be secured by mandatory deposits in Bank Reserve Accounts, in an amount equivalent to, at least, the total amount of the transactions, as well as by the debenture collateral. The loans established in Resolution No. 4,786/20 will be available to financial institutions through April 30, 2020 and may be engaged for a 125 business day term, which may be extended, at the Central Bank’s discretion, for a further 125 business days, subject to a cap of 359 calendar days. The Resolution No. 4,795, authorized the Central Bank to grant loans to financial institutions under specific conditions, by means of the direct acquisition by the Central Bank, in the primary market, of Financial Bills secured by financial assets or certain types of securities. The facility established by Resolution No. 4,795 will be available to financial institution through December 31, 2020 and the Financial Bills issued thereunder will have a term between 30 and 359 calendar days. (g) Flexibilization of Funding Requirements Through Agribusiness Credit Notes (Letras de Crédito do

Agronegócio or "LCAs")

On March 23, 2020, the CMN issued Resolution No. 4,787, which adjusted the assessment base of the mandatory reserve requirements of funds raised through LCAs with the purpose of increasing their liquidity. As a result, the rules for applying funds originated from agribusiness activities were flexibilized. LCAs are credit notes issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain.

(h) Employment Support Program providing emergency payroll financing for small and medium-sized businesses

On April 6, 2020, the CMN enacted Resolution No. 4,800, which regulates the granting of loans under the Emergency Employment Support Program (*Programa Emergencial de Suporte a Empregos* or "PESE Program"), created by Provisional Measure No. 944/2020. In order to preserve jobs, PESE sets forth the offering of an emergency credit line of R$ 40 billion to finance, for two months, the payroll of small and medium-sized companies that adhere to the program. This credit line will be funded with funds from the National Treasury (85%) and participating financial institutions (15%), such as us. Businesses who borrow through the PESE Program may not dismiss employees between the date the loan is taken out and the 60th day after receiving the last installment of the credit line. Disbursements to businesses are capped to two minimum wages per employee. Banks will ensure that, based on processes and information provided by companies, funds will be used exclusively for the processing of payrolls. The PESE Program came into effect on April 7, 2020.

(i) Foreign Exchange overhedge of equity interests held abroad

On March 18, 2020, the CMN enacted CMN Resolution No. 4,784, which extended the original deadline and conditions under which financial institutions may choose not to deduct from their regulatory capital (*patrimônio de referência*) certain tax credits arising from losses on short foreign exchange positions aimed at hedging of investments held abroad by financial institutions. The measure aims to provide further capital relief and accordingly encourage financial institutions to maintain and extend credit.

(j) Increased cap for repurchase of financial bills (letras financeiras) by financial institutions

On March 23, 2020, the CMN enacted CMN Resolution No. 4,788, pursuant to which Segment 1 financial institutions, such as us, may repurchase up to 20% of unsubordinated financial bills of their own issuance. The increase is effective from March 23 through April 30, 2020.

(k) Central Bank authorized to buy and sell government bonds and private financial assets and securities in the secondary market

Constitutional Amendment No. 106, enacted on May 7, 2020, sets forth emergency economic and budget measures for the Brazilian government during the COVID-19 pandemic. Among them, the amendment authorizes the Central Bank, for the duration of the pandemic, to buy and sell (i) government bonds in local and foreign secondary markets; and (ii) other assets, in domestic secondary financial, capital and payments markets, provided that, at the time of purchase, they have a credit risk rating in the local market greater than or equal to BB-, conferred by at least one of the three largest international rating agencies, as well as a reference price published by a financial market entity accredited by the Central Bank.

b) The issuer's environmental policy and costs incurred in complying with environmental regulation and, if applicable, other environmental practices, including adherence to international environmental protections standards.

Environmental and social policy

Financial institutions play an important role in the global economy as they interact with all economic sectors and therefore influence changes in society.

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In this scenario, and seeking to evidence even more the E&S relevance in the financial sector, the National Monetary Council (CMN) provided for, through Resolution CVM No. 4,327/2014, minimum E&S responsibility standards to be followed based on the importance and size of each institution. To ratify our commitment to the search for a sustainable development, formalize our E&S responsibility and sustainability strategy, and specify the guidelines on the improvement of our E&S risk management strategy and practices, we have a Sustainability and Environmental and Social Responsibility Policy based on the following guidelines: 1. Respecting and protecting human rights by promoting diversity, financial inclusion and fighting illegal use of child labor, forced labor, criminal exploitation of prostitution, and sexual exploitation of minors; 2. Having an ethical and transparent stance by adopting fair business practices and providing timely and accessible information to meet the specific needs of our stakeholders; 3. Managing the environmental and social risk, which is one of the various types of risks we are exposed to; 4. Rational use of natural resources, conservation of biodiversity, and actions for measuring and managing climate change exposure. 5. Managing, monitoring and controlling sustainable actions, in compliance with applicable legal requirements. Since the beginning of Itaú Unibanco’s operations we have developed processes and products in partnership with other areas, and developed training for employees and policies based on Social and Environmental Responsibility. In addition, we guide our institutional practices and business through good international practices, such as the Principles for Responsible Investment (PRI), the Equator Principles (EP), the Principles for Sustainability in Insurance (PSI), the Carbon Disclosure Project (CDP), the Global Compact, the Principles for Responsible Banking (PRB), as well as the Recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). Strategy Financial institutions have an essential role in the market by connecting all the economic sectors and making funds available to individuals and companies of all sizes. Aware of its ability to foster and articulate sustainable development, Itaú Unibanco’s strategy for promoting positive impact is aimed at supporting employees, clients and society through business and is in line with international regulatory bodies and standards so as to achieve this purpose. In 2019, we published the revision of our strategic sustainability guidelines based on global trends, such as the Sustainable Development Goals (SDG), widening the connection with the business core, and focused on maximizing the positive impact of our activities. The positive impact commitments of the organization are presented on the chart below:

[Graphic Appears Here] For further information, please access www.itau.com.br/sustainability. The topics listed above are key to guide our decision-making, and the commitments provide us with a broader view of the risks and opportunities inherent in our business. For developing these topics, specialists in sustainability and the financial market were interviewed as well as leaders, opinion makers and executives of companies engaged with the topic, also including our internal and external audiences – employees, executives, clients, stockholders, suppliers and society. Through the commitments, we emphasize our direct operation in the business areas in which we seek to align our expectations based on financial result, customer satisfaction, adherence to regulations and responsible practices, and generation of positive impact. We summarize our operations in some business lines as follows: • Credit: The strategic integration of E&S issues into credit granting has been carried out by applying the Equator Principles for 15 years and assessing the impact from E&S issues on the credit risk of the most significant sectors of our portfolio. The E&S risk variable is taken into account in the credit management and granting models to assess criteria such as cost of operations, sector allocation, types of guarantees and mix of products to be offered. • Investments: Our asset assessment methodology includes climate change as one of the dimensions to be analyzed. We pay close attention to regulatory aspects and use internal carbon pricing to estimate the emission costs of the companies we analyze in order to calculate the financial impact on these companies market prices and shares. Responsible for managing clients’ assets, Itaú Asset Management has been a signatory to the Principles for Responsible Investment (PRI) since 2008. It is also a signatory to the CDP. Adherence to such voluntary commitments guides us in the inclusion of environmental, social and corporate governance issues into investment practices with a view to mitigating risks and identifying opportunities for our clients. We have included E&S and governance issues in our investment analyses through a proprietary methodology that factors in eight different sustainability dimensions, including climate change. • Structured Operations: For financing large projects and specialized operations, a questionnaire must be filled out to indicate the need for a more in-depth analysis and the possible need for a specific diligence process before the operation is contracted out. In 2019, 150 million U.S. dollars was raised for small and middle-market companies and most of the capital was held by women through the Development Bank of Latin America, CAF. We also have partnerships with IDB, CEF, IFC, and BNDES to finance renewable energy and low-carbon economy projects.

We continue to guide our institutional and business practices based on national and international benchmarks, engaging in voluntary compacts that are fully listed in our institutional website. Some of the main highlights are as follows: • Global Compact; • Principles for Responsible Investment (PRI); • Pact for the Eradication of Slave Labor; • Principles for Sustainability in Insurance; • Principles for Responsible Banking. We highlight that in 2019, aware of the challenges and our responsibility, we joined the Principles for Responsible Banking (RB) pact together with approximately 130 banks from 46 countries, totaling US$47 trillion in assets. Through these principles, the participating banks are committed to strategically align their businesses with the Sustainable Development Goals (SDG) and the Paris Agreement on Climate Change. As a result of the effort proposed by this global coalition of banks, capital circulation criteria will be outlined to enable and accelerate the transition from a high waste and pollutant generation and low concern of environmental and social issues economy to a greener and more socially inclusive economy. Endorsing our commitment to our business sustainable development, it is worth noting that we make up the portfolios of the Corporate Sustainability Index (ISE), the Carbon Efficient Index (ICO2), and the Dow Jones Sustainability Index (DJSI), from their launch, and were also members of the Benchmark Club of the Carbon Disclosure Program (CDP) Latin America, which annually reports our emissions. We have also been putting in efforts to progress along with our agenda on transparency and reporting of climate change information through the Task Force on Climate-related Financial Disclosures (TCFD), a task force created by the Financial Stability Board (FSB), a G20 linked-body. These recommendations encourage organizations from several sectors to get to know and disclose information on the climate change impacts on their business. Our target is to include the TCFD recommendations on climate-related strategy, governance, risk management, targets and metrics by 2022. To learn more about our stance on climate change, please access: https://www.itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Itau_Livreto_18_PORT20181214.pdf Impact of climate change on operations Risk management and opportunities We understand the importance of knowing, measuring and managing the impact of our operations. Therefore, for over ten years we have carried out a GHG emissions inventory, assessed by an independent third party, in conformity with the methodology adopted by the Brazilian GHG Protocol Program, which was recognized with the Gold Seal award. Our history of emissions is of public knowledge, and every year we report it to the Public Registry of Emissions, a data platform managed by the Brazilian GHG Protocol Program that can be accessed at www.registropublicodeemissoes.com.br. Our emissions management is based on the development of projects intended to reduce the impact that we cause and offset the emissions that cannot be avoided. We continuously invest in projects that help reducing our emissions. Scope 1 comprises direct emissions from mobile, stationary and fugitive combustion, with actions based on reducing diesel consumption by own power generators, machine preventive maintenance, and mapping and studies to replace cooling gases with less harmful gases. Scope 2 comprises indirect emissions from electric energy consumption, and we have invested in clean and renewable energy. Scope 3 comprises emissions from employee transportation, generation of solid waste, and business travelling, and we have implemented some initiatives such as remote meetings by conference call to reduce the number of trips and commuting among the administrative centers, and promote employee awareness raising campaigns aimed at reducing waste generation. With the purpose of improving the environmental management of our facilities, we endeavor to achieve international environmental certifications. In 2019, the ITM Administrative Center was granted the NBR-ISO 14001:2015 certification by providing us with a more efficient management of this complex that houses approximately 2,000 employees. Adding up this Administrative Center to the two other certified complexes, our Business Center (ISO 14.001:2015 certified since 2018) and Tatuapé Administrative Center (ISO

14.001:2015 certified since 2011), today 18,000 of our employees at the central management in Brazil are allocated in certified buildings.

Also regarding our certifications, since 2016 our Faria Lima 3.500 building has been awarded the triple LEED gold seal certification for sustainable buildings by the U.S. Green Building Council (USGBC), in categories LEED O+M (Operation and Maintenance), LEED BC+C (Building Project and Construction), and LEED ID+C (Interior Design and Construction). Our Mogi Mirim Technology Center (CTMM) is certified as LEED Gold (New Construction) and LEED Silver (New Construction), both granted by the U.S. Green Building Council, and the Tier III Gold, Design Documents, Constructed Facility and Operational Sustainability categories, which is the highest certification level granted by Uptime Institute, a world standard setter for data centers.

With a branch network spread out all over Brazil, our search for energy efficiency in our facilities is unrelenting. In 2019, we enhanced management, control and automation tools in our branches and replaced air conditioning equipment with more energy efficient models. Accordingly, in 2019, our expansion strategy for Distributed Generation of energy was exclusively implemented through photovoltaic power plants to supply part of our branch network. This strategy led to the increase in generation capacity by over 6MWp to branches in the Minas Gerais state, totaling 7MWp. For 2020, we will proceed with the model expansion projects now focusing on other Brazilian states.

The highlight for energy is that the bank consumes low environmental impact energy and the purchase of Renewable Energy Certificates (RECs) in 2019 proved that 100% of our energy is from zero emission renewable sources. Additionally, our energy consumption reduction strategies are focused on research and implementation of new energy efficiency related technology. Main initiatives were the installation of LED light bulbs and of new photovoltaic panels, and the replacement of high-energy consumption equipment.

Due to the nature of our activities, we generate low environmental impact waste, in comparison to other industries. We work in our value chain with awareness raising initiatives to reduce waste generation and ensure the correct disposal of waste generated by our activities. We are attentive to initiatives and programs that promote waste management practices. We have increased our coverage in waste management, including our branch network. These renovation concepts are based on the principle of respecting any existing framework and materials in the building to generate less waste in the construction work.

Indicators and vision for the future

In the past few years, we have revisited our strategic sustainability guidelines, leading to an adjustment in our materiality in order to expand the connection to the business core and based on the impact we want to generate. Our current material topics are translated into eight positive impact commitments, which we publicly assumed in 2019. The Commitment to Responsible Management aims at improving the environmental performance of our operations and foster sustainable practices in our supply chain. Our targets comprise the consumption of water, electricity, emissions, waste and business trips in connection with our operations in Brazil.

Table: Key Performance Indicator (KPI) of our environmental commitments

	2021 absolute target	2021 relative target	Performance in 2019[(1)]
Water consumption	Reduce by 13% our water consumption between 2013 and 2021	Reduce by 51% our water consumption per R$1 million in banking product between 2013 and 2021	We reduced our absolute and relative water consumption by 22% and 48%, respectively
Electricity consumption	Reduce by 15% our electricity consumption between 2013 and 2021	Reduce by 52% our electricity consumption per R$1 million in banking product between 2013 and 2021	We reduced our absolute and relative electricity consumption by 14% and 43%, respectively
Renewable energy consumption (administrative buildings)	Reach 96% of consumed energy coming from	Not applicable	We achieved 100% indicator of energy coming from renewable sources

152

renewable sources by 2021 Power Usage Reach a PUE of 1.73 Not applicable We reached a PUE of Effectiveness (PUE) by 2021 1.79 Scope 1 emissions Reduce by 4% our Reduce by 28% our We reduced our absolute scope 1 scope 1 emissions per absolute and relative emissions between banking product between scope 1 emissions by 2018 and 2021 2018 and 2021 27% and 36%, respectively Scope 2 emissions Reduce by 6% our Reduce by 29% our We reduced our absolute scope 2 scope 2 emissions per absolute scope 2 emissions between banking product between emissions by 100% and 2018 and 2021 2018 and 2021 our relative emissions by 100% Waste/sanitary Reduce by 4% the Not applicable The volume of waste landfill disposal of waste by sent to landfills our administrative increased by 14% units and branch network in landfills between 2018 and 2021 Business travel Reduce by 7% the Reduce by 30% the The number of using own fleet absolute number of number of kilometers kilometers travelled kilometers traveled travelled per banking increased by 16% between 2018 and product between 2018 2021 and 2021 c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities Trademarks The trademarks owned by the Issuer and subsidiaries have an important role in the performance of activities; however, no dependence on such assets exists for the performance of activities of the Issuer and subsidiaries. Patents The patents owned by the Issuer and subsidiaries have an important role in the performance of activities; however, no dependence on such assets exists for the performance of activities of the Issuer and subsidiaries. 7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue, b) Revenue arising from clients from each foreign country and their share in the issuer’s total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue Not applicable, as our revenues are strongly concentrated in Brazil (they account for approximately 83% of total revenue) and no individual country has a share deemed significant by the Issuer. The share of revenues earned in the 17 countries abroad account for approximately 17% of Itaú Unibanco Holding’s total revenue. For further information, please see Note 30 “Segment Information” to the Financial Statements under IFRS.

7.7. With respect to the foreign countries disclosed in item 7.6, please state the extent to which the issuer is subject to regulation in these countries and how this regulation affects the issuer’s business The Issuer has not had substantial revenues from countries other than Brazil. 7.8. With respect to social and environmental policies, please identify: a) whether the issuer discloses environmental and social information Banks interact with all sectors of the economy and, therefore, have significant power to influence positive changes in society. Itaú Unibanco’s mission is to be a leader in sustainable performance and customer satisfaction. Accordingly, we integrate environmental and social issues into our business, taking into account the needs of our clients and employees, civil society, and regulatory bodies. In the last 19 years, we have developed and taken part in a number of initiatives to reduce risks and take advantage of environmental and social opportunities. We have created strategies, routines, processes and products, adopted specific policies and adhered to volunteer commitments, such as PRI (Principles for Responsible Investment), EP (Equator Principles), CDP (Carbon Disclosure Project), Women’s Empowerment Principles (WEPs), United Nations Environment Programme – Finance Initiative (UNEP FI), Task Force on Climate-Financial Disclosure (TCFD), and the Principles for Responsible Banking (PRB) which guide our business and institutional practices. Additionally, with respect to sustainability issues, our driver is the UN 2030 Agenda, which allows for the management of risks and opportunities, and guidance through global targets. By connecting the challenges for sustainable development with the company’s business strategy, it is possible to raise the corporate sustainability value. Accordingly, in 2019 we engaged in Positive Impact Commitments that deliver actions aligned with the Sustainable Development Goals, which make up the UN 2030 Agenda and they are as follows: Financing positive impact sectors, Responsible investment, Inclusion and entrepreneurship, Financial citizenship, Transparency reporting and communication, Ethics in relationships and business, Inclusive management and Responsible management. For further information on the commitments, please access: www.itau.com.br/sustainability/commitments/. We publish information on these topics in our Integrated Annual Report, as well as in its supplementary publications, which follows the reporting guidelines of the Global Reporting Initiative (GRI), the International Integrated Reporting Council (IIRC) and the AA1000 Accountability Principles (AA1000AP, 2018) for stakeholder engagement. All material information on Sustainability management and the main annual results are included in these documents. b) the methodology followed in the preparation of this information To prepare the Integrated Annual Report, we follow GRI, IIRC and AA1000 principles. The project is conducted by a working group composed of several departments with different expertise. We understand material topics to be those that can affect our value creation in the short-, medium- and long-terms from the point of view of our management and main stakeholders. In the past few years, we have revisited our strategic sustainability guidelines, leading to a change in our materiality, which is more connected to the bank’s business and based on the positive impact generated by our business. Accordingly, we elected as material topics our Positive Impact Commitments assumed in 2019, as follows: Financing positive impact sectors, Responsible investment, Inclusion and entrepreneurship, Financial citizenship, Transparency reporting and communication, Ethics in relationships and business, Inclusive management and Responsible management. The Environmental and Social Risk is part of the “Financing positive impact sectors” material topic, considered a priority by the bank. The purpose of our E&S risk management is to identify, measure, mitigate, and monitor these risks. We understand that E&S risks are a component of other types of risks our business is subject to, such as credit, reputation and legal risks. To mitigate these risks, we seek to engage the departments responsible for the process in topic-related discussions. 154

In 2014, CVM Instruction No. 4,327 required that all financial institutions prepared environmental and social responsibility policies that should include measures of risk management, governance and stakeholder relations. Our Sustainability, Environmental and Social Responsibility Policy ratifies the guidelines and principles of inclusion of ESG issues in our business practices, activities and operations. We also have specific E&S policies for each business, such as credit (corporate, middle market, retail, mortgage, and vehicle financing), insurance and investments, always based on the relevance and proportionality principles. To disseminate the policy guidelines, we provide related training to all involved employees. For this policy, please access: https://www.itau.com.br/_arquivosestaticos/RI/pdf/pt/DOC_RI_POLITICA_DE_SUSTENTABILIDADE_DEZ_ 2016.pdf?title=Pol%C3%ADtica%20de%20Sustentabilidade%20e%20Responsabilidade%20Socioambiental. Our departments are subject to internal auditing, as part of the risk analysis monitoring process. These audits are carried out by a team that evaluates, among other issues, compliance with the Sustainability and Environmental and Social Responsibility Policy and the commitments and volunteer agreements associated with project finance we entered into, such as the Equator Principles. All our business lines must adhere to a list of restricted activities, a list of excluded activities, conformity with environmental licensing, inclusion of environmental and social contractual clauses, and rules specific for pledging real estate collateral. c) whether this information is audited or reviewed by an independent entity The Integrated Annual Report is prepared based on the IIRC and GRI guidelines and TCFD recommendations. Additionally, we agreed to meet the principles in the AA1000AP (2018) standard. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the limited assurance of this report and its conclusions about the work carried out are available in the Assurance Report included therein. d) the Internet pages on which this information can be found For information on the Integrated Annual Report, please access https://www.itau.com.br/investor-relations > Menu > Reports > Integrated Annual Report. 7.9. Supply other information that the issuer may deem relevant Additional information on item 7 The financial information presented in item 7 (Activities of the Issuer) adopts the IFRS accounting standard. ITEM 8. EXTRAORDINARY BUSINESS 8.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of past three years) All disposals and acquisitions of significant assets related to 2019, 2018, and 2017 were duly described in items 10.3 and 15.7 of this Reference Form. 8.2. Indicate significant changes in the conduction of the issuer’s business (period of past three years) Management structure for Itaú Unibanco The Annual General Stockholders’ Meeting held on April 28, 2020 approved the election of Frederico Trajano Inácio Rodrigues and the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Issuer’s Board of Directors. 155

The Annual General Stockholders’ Meeting held on April 24, 2019 approved the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal to the Board of Directors. On September 27, 2018, the Company announced to the market changes in its Executive Committee as Eduardo Mazzilli de Vassimon, the Wholesale Senior Vice President (“Diretor Geral”), has reached the age limit for exercising the duties of this position. Eduardo Mazzilli de Vassimon was succeeded by then Director Vice President of Risks and Finance Control department, Caio Ibrahim David, who was already a member of the Executive Committee. Milton Maluhy Filho, who ended his term of office as CEO of Itaú Corpbanca in January, took up the position of Vice President of the Risk and Finance Control department. Accordingly, Milton Maluhy Filho also joined Itaú Unibanco’s Executive Committee. These changes in the Executive Committee, approved by the Nomination and Corporate Governance Committee and the Board of Directors, came into effect as of January 2019. The Annual and Extraordinary General Stockholders’ Meeting held on April 25, 2018 approved the election of Ana Lúcia de Mattos Barretto Villela to the Issuer’s Board of Directors. Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were re-elected accordingly. On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen. On March 17, 2017, Itaú Unibanco Holding S.A. announced to the market the new proposals for changes in the Board of Directors. The officer of Brasil Warrant Administração de Bens e Empresas, João Moreira Salles was nominated to one of the vacancies to represent the controlling stockholders in the Board of Directors, in accordance with the Company’s Shareholders’ Agreement, replacing Demosthenes Madureira de Pinho Neto, who left the Board. Alfredo Villela informed the Board that he left his management position in the Company. Geraldo Carbone, a Board member from 2006 to 2008 and Director Vice President from 2008 to 2011, was nominated to take over Alfredo Villela in the next term of office, also according to the terms of the Company’s Shareholders’ Agreement. Nildemar Secches informed the Board that he left the body. To fill his vacancy, Amos Genish, one of the founders and a former CEO of companies GVT and Telefônica Brasil, was nominated as an independent member. As announced on November 9, 2016, Marco Bonomi was also nominated to the Company’s Board of Directors. Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Setubal were nominated for reelection. These proposals were submitted to and approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017. 8.3. Identify any significant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of past three years) 156

In 2019, 2018, and 2017, we did not enter into agreements worth higher than 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$ 747.3 million on December 31, 2019) that are not directly related to operating activities. 8.4. Supply other information that the issuer may deem relevant Not applicable. ITEM 9. RELEVANT ASSETS 9.1. Describe the non-current assets that are significant for the development of the issuer’s activities, indicating in particular: a) Property, plant and equipment, including those rented or leased, identifying their location Property, Plant and Equipment As of December 31.2019, we owned and leased our principal administrative offices, which include office buildings in 10 different addresses, comprising a total area of 443.165 square meters, located primarily in São Paulo, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and our data processing center. We lease most of our bank branches at competitive market prices through renewable leases that expire from the second half of 2019 (currently under renewal under similar terms and conditions) until the first half of 2048. As of December 31, 2019, we owned approximately 31% of our branches (including electronic service points, banking sites and parking lots) and leased approximately 69%. b) intangible assets, such as patents, trademarks, permits, concessions, franchises, and technology transfer agreements, domain names on the Internet, informing: i. duration ii. events that may cause the loss of rights to such assets iii. possible consequences of the Issuer’s loss of such rights Intangible assets are non-physical assets, including software and other assets, initially recognized at acquisition cost. Intangible assets are recognized when derived from legal or contractual rights, its cost may be reasonably measured, and, for intangible assets not derived from separate acquisitions or business combinations, it is probable that future economic benefits will arise from their use. The balance of intangible assets refers to internally acquired or produced assets. Intangible assets may have a definite or indefinite useful life. Intangible assets with definite useful lives are amortized on the straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but rather tested on a semi-annual basis to identify any impairment. On December 31, 2019, intangible assets are as follows: Intangible assets (1) Goodwill and intangible assets Association for from mergers the promotion and Total In-company Other intangible offer of financial Software acquired developed software assets(2) products and services 11,158 1,461 2,522 2,849 1,729 19,719 (1) Agreements for the acquisition of new intangible assets total R$ 273, realizable by 2020; (2) Includes amounts paid for acquisition of rights to provide payments of salaries, earnings, retirement, pension, and similar services.

For further information, please see our Financial Statements under IFRS, Note 14 – Goodwill and intangible assets. Software i. duration Software is recognized when acquired by contractual rights or produced in company. In-company developed software includes costs associated with employees allocated and/or expenses incurred in hiring outsourced staff to develop software. In-company developed software is accounted for as intangible assets only if its purpose is to meet a demand of a business area (retail or wholesale) with future economic benefits generation. This type of software has a definite useful life of five years and is amortized on a straight-line basis. ii. events that may cause the loss of rights to such assets Non-renewal of the related license/contract within deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights Possible consequences and alternatives are assessed individually, with possible replacement of the software, supplier, internalization of operations, and/or other contingency measures. Domains These are the domains considered the most significant for the Issuer’s and its subsidiaries’ activities i. duration Domain names and duration Domain names Duration itau 2 years itau.com 2 years itau.com.br 2 years itaucard.com.br 2 years itaucustodia.com.br 2 years itaupersonnalite.com.br 2 years itauri.com.br 2 years itau-unibanco.com.br 2 years ii. events that may cause the loss of rights to such assets Non-renewal within the deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights The domain may be acquired by another party, either an individual or a legal entity, damage to the company image, and possible financial losses in relation to competitors and clients. Trademarks The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. Significant brands for the activities of the issuer and its subsidiaries are “ITAÚ”; “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”; “ITAÚ UNIBANCO”, “REDECARD”, “REDE”, “CREDICARD”, “ITI” and “ITI ITAÚ”. i. duration In Brazil, the ownership of a trademark is obtained through a valid registration issued by the National Institute of Industrial Propriety (INPI) and its exclusive nationwide use is assured to the property owner. This trademark registPpration is valid for ten (10) years from the date it is granted by INPI, and may be extended for equal successive periods. The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered. ii. events that may cause the loss of rights to such assets In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon (i) the expiration of its term without due extension, (ii) a waiver by the trademark’s owner, and (iii) its lapse. Another possibility is a declaration of nullity for a trademark registration already granted, by way of an administrative proceeding filed with the trademark registration body or by way of a lawsuit. iii. possible consequences of the Issuer’s loss of such rights In the event the Issuer and/or its subsidiaries loses the rights to any or all trademarks listed above, they should use other trademarks in their activities as they would no longer be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. In the event the Issuer and/or its subsidiaries fail to prove to be the owners of the trademarks they use, they may be subject to litigation on the grounds of violation of third parties’ rights for misuse of trademarks. Patents The Issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets. There are patents and patent applications abroad for a method to generate a virtual keyboard where users may type in a security password or PIN (personal identification number). In Brazil there are patents for a method to identify passwords to access an institution and for a method to generate a virtual keyboard for users to type in a security password or PINs, as well as a patent application for a method, a user device, and a system to submit financial operation information. i. duration In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date. The terms of effectiveness and the requirements for the extension of patents abroad depend on the laws of each country or region where the patent is registered. ii. events that may cause the loss of rights to such assets The events that may cause the loss of the rights to these assets are provided for by law. At the administrative level, patent applications may be rejected by INPI as provided for by Law No. 9,279/96. A patent registration terminates upon: (i) the expiration of its terms, (ii) a waiver by the patent’s owner without prejudice to the right of third parties, (iii) lack of payment of annual retribution, and (iv) lapse. Additionally, if a patent registration was granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by way of an administrative proceeding filed before the trademark registration body or by way of a lawsuit. iii. possible consequences of the Issuer’s loss of such rights Depending on the reason for the possible loss of rights to the patents listed above, the subject matter of the patent will fall in public domain and may be freely exploited by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent.

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of activities developed	Issuer's ownership interest (%)
Fiscal year	**Book value - variation %**	**Market value - variation %**	**Amount of dividends received (Brazilian reais)**		**Date**	**Amount (Brazilian reais)**		
Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with investment portfolio	99.99
				Market value				
12/31/2019	32.7728790	0.000000	121,464,986.43	**Book value**	12/31/2019	2,925,952,498.64		
12/31/2018	0.5214770	0.000000	648,593,448.61					
12/31/2017	-20.4741330	0.000000	837,173,772.21					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguay		Montevideo	Multiple-service bank with commercial portfolio	100.00
				Market value				
12/31/2019	9.737457	0.000000	227,506,086.00	**Book value**	12/31/2019	1,834,669,897.86		
12/31/2018	26.288675	0.000000	144,633,600.00					
12/31/2017	14.508141	0.000000	77,237,430.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brazil	SP	Poá	Multiple-service bank with commercial portfolio	99.99
				Market value				
12/31/2019	20.527313	0.000000	860,625,000.00	**Book value**	12/31/2019	11,201,999,493.51		
12/31/2018	9.396053	0.000000	578,117,354.01					
12/31/2017	13.083011	0.000000	1,363,951,650.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
BICSA Holdings LTD	08.993.702/0001-25	-	Subsidiary	Cayman Islands		George Town	Holding company of non-financial institutions	99.99
				Market value				
12/31/2019	3.363908	0.000000	-	**Book value**	12/31/2019	2,078,864,055.48		
12/31/2018	14.012688	0.000000	-					
12/31/2017	3.710670	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Administração Previdenciária Ltda.	03.526.540/0001-00	-	Subsidiary	Brazil	SP	São Paulo	Activities of pension plan management	0.00
				Market value				
12/31/2019	6.351380	0.000000	-	**Book value**	12/31/2019	1,266.06		
12/31/2018	179.003000	0.000000	-					
12/31/2017	20.780140	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Consultoria de Valores Imobiliários e Participações S.A.	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100.00
				Market value				
12/31/2019	13.903722	0.000000	2,665,749.22	**Book value**	12/31/2019	2,641,640,000.58		
12/31/2018	12.049703	0.000000	2,793,019.88					
12/31/2017	15.090255	0.000000	2,648,548.55					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								

160

Corporate name CNPJ CVM Code Type of company Country of State of City of headquarters Description of activities Issuer’s ownership headquarters headquart developed interest (%) ers Fiscal year Book value—Market value—Amount of dividends Date Amount (Brazilian variation % variation % received (Brazilian reais) reais) Itaú Corretora de Valores S.A. 61.194.353/0001-64—Subsidiary Brazil SP São Paulo Securities broker 99.99 Market value 12/31/2019 19.950657 0.000000 83,299,997.05 Book value 12/31/2019 1,513,379,420.08 12/31/2018 6.207182 0.000000 270,384,876.30 12/31/2017 -12.916237 0.000000 448,664,989.43 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer’s business performance Multiple-service bank with Itaú Corpbanca 12.262.596/0001-87—Subsidiary Brazil SP São Paulo commercial portfolio 22.45 Market value 12/31/2019 -5.434745 0.000000 59,131,816.00 Book value 12/31/2019 3,826,798,805.71 12/31/2018 2.675895 0.000000 23,208,343.43 12/31/2017 4.545191 0.000000 532,364.91 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer’s business performance Insurance operations in the personal and property damage lines, as defined Itaú Seguros S.A. 61.557.039/0001-07—Subsidiary Brazil SP São Paulo by law 0.00 Market value 12/31/2019 -32.500879 0.000000 4,888.09 Book value 12/31/2019 3,357.71 12/31/2018 -62.259162 0.000000 1,539.84 12/31/2017 5.115515 0.000000 1,678.11 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer’s business performance Multiple-service bank with Itaú Unibanco S.A. 60.701.190/0001-04—Subsidiary Brazil SP São Paulo commercial portfolio 100.00 Market value 12/31/2019 0.334456 0.000000 18,813,826,289.23 Book value 12/31/2019 87,450,821,575.18 12/31/2018 41.747268 0.000000 4,613,477,000.00 12/31/2017 -11.208180 0.000000 24,963,266,660.27 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer’s business performance Holding company of non- ITB Holding Brazil Participações Ltda04.274.016/0001-43—Subsidiary Brazil SP São Paulo financial institutions 0.00 Market value 12/31/2019 62.509564 0.000000—Book value 12/31/2019 84.96 12/31/2018 -44.985794 0.000000—12/31/2017 0.000000 0.000000—Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer’s business performance Representation of foreign Oca S.A. 08.988.128/0001-17—Subsidiary Uruguay Montevideo banks 100.00 Market value 12/31/2019 -6.195169 0.000000 139,189,566.00 Book value 12/31/2019 297,845,672.35 12/31/2018 18.102017 0.000000 94,877,484.00 12/31/2017 16.853777 0.000000 64,529,445.00 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer’s business performance Holding company of non- Topaz Holding Ltd N/A—Subsidiary Cayman Islands Grand Cayman financial institutions 0.00 Market value 12/31/2019 -87.810575 0.000000—Book value 12/31/2019 36.01 12/31/2018 17.165067 0.000000—Book value 12/31/2017 4.035319 0.000000—Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer’s business performance 9.2. Supply other information that the issuer may deem relevant Additional information on item 9.1c Information disclosed in item 9.1c is stated in accordance with BRGAAP. 161

ITEM 10. EXECUTIVE OFFICERS’ COMMENTS 10.1. Executive officers should comment on: a) Financial and equity positions in general The financial information found in item 10 (Executive Officers’ Comments) was prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to our operations and business. As from January 1, 2018, the accounting standard named IFRS 9 that replaces IAS 39 in the treatment of financial instruments became effective. This new standard is structured to contemplate the pillars of classification, measurement and impairment of financial assets and was retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses that have occurred. As of IFRS 9, recognized credit losses are expected rather than incurred. Asset Highlights We present below our summarized balance sheet as of December 31, 2019 and 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. [Graphic Appears Here] Our Total assets increased by 5.5% in 2019, mainly due to an increase in our loan and lease operations portfolio. This result was partially offset by other financial assets at amortized cost. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 7.4% mainly due to: (i) an increase of R$5,895 million in dividends and interest on capital paid compared to 2018 and (ii) a decrease of R$2,900 million in the Central Bank’s compulsory rates for time deposits from 33.0% as of December 31, 2018 to 31.0% as of December 31, 2019. • Loan and lease operations portfolio increased by 9.3%, mainly due to: (i) an increase of 13.1% in our individuals loan portfolio (credit origination increased by 23.4%) and (ii) an increase of 25.3% in our micro/small and medium businesses portfolio (credit origination increased by 31.3%). These increases were mainly driven by increased client demand, such as an increase of 17.2% for credit cards. We also note that our corporate loan portfolio increased by 2.6%. Credit origination in this segment increased by 23.2%.

Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details. • Other financial assets at amortized cost decreased by 6.3% mainly due to the decrease of R$81,710 million in funding from securities under agreement to resell in the same period. This result was partially offset by the following increases: (i) R$8,167 million in interbank deposits, (ii) R$22,724 million the balance of in Brazilian government securities, government securities abroad and corporate debt securities, especially debentures and (iii) and in other financial assets, an increase in receivables from credit card issuers amounted to R$5,904 million and trading and intermediation of securities increased R$11,096 million. Please see “Note 4—Interbank deposits and securities purchased under agreements to resell” and “Note 9—Financial assets at amortized cost – Securities” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements for further details. • Financial assets at fair value through other comprehensive income increased by 55.4% mainly due to an increase of R$22,893 million in the balance of Brazilian government securities and government securities abroad as part of our asset and liability management strategy. Further, our corporate debt securities, particularly bank deposits certificates, increased by R$2,645 million. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited consolidated financial statements for further details. • Financial assets at fair value through profit or loss increased by 12.7% mainly due to the increase of R$18,388 million in derivatives and R$12,194 million in corporate debt securities, especially debentures and negotiable shares. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities” to our audited consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2019 and December 31, 2018. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. 163

Summarized Balance Sheet - Liabilities and stockholders' equity	As of December 31,		Variation	
	2019	2018	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,211,999	1,151,237	60,762	5.3
At Amortized Cost	1,159,830	1,119,734	40,096	3.6
Deposits	507,060	463,424	43,636	9.4
Securities sold under repurchase agreements	256,583	330,237	(73,654)	(22.3)
Interbank market debt, Institutional market debt and other financial liabilities	396,187	326,073	70,114	21.5
At Fair Value Through Profit or Loss	48,029	27,711	20,318	73.3
Provision for Expected Loss	4,140	3,792	348	9.2
Reserves for insurance and private pension	218,334	201,187	17,147	8.5
Provisions	21,454	18,613	2,841	15.3
Tax liabilities	7,891	5,284	2,607	49.3
Other liabilities	28,338	26,010	2,328	9.0
Total liabilities	**1,488,016**	**1,402,331**	**85,685**	**6.1**
Total stockholders' equity attributed to the owners of the parent company	**136,925**	**136,782**	**143**	**0.1**
Non-controlling interests	12,540	13,684	(1,144)	(8.4)
Total stockholders' equity	**149,465**	**150,466**	**(1,001)**	**(0.7)**
Total liabilities and stockholders' equity	**1,637,481**	**1,552,797**	**84,684**	**5.5**

Total liabilities and stockholders' equity increased by 5.5%, mainly due to an increase in deposits, interbank and institutional market debt and other financial liabilities. These results are detailed as follows:

- **Deposits** increased by 9.4%, mainly due to an increase of R$25,866 million in time deposits, partially as a result of a migration from securities sold under repurchase agreement. Further, demands deposits also increased by R$9,725 million and savings deposits increased by R$7,693 million.

  Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details.

- **Securities sold under repurchase agreements** decreased by 22.3%, mainly due to the decrease of (i) R$32,815 million in assets with right to sell or repledge the collateral; (ii) R$32,949 million in assets received as collateral and (iii) R$16,159 million in securities sold under resale agreements of own issue.

- **Interbank and Institutional market debt and other financial liabilities** increased by 21.5%, mainly due to an increase of R$27,505 million in financial credit bills, and an increase of R$14,572 million in import and export financing, as a result of a change in our funding mix. Further, subordinated debt increased by 20.6%, mainly due to fund-raising of R$8,548 million in the balance of these debts. The volume of other liabilities for credit card operations increased by R$8,558 million in 2019 and trading and intermediation of securities increased by R$8,788 million in 2019.

  Please see "Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds" to our audited consolidated financial statements for further details.

- **Provision for insurance and private pension** increased by 8.5%, mainly due to the following increases: (i) R$19,642 million in additions arising from premiums/contributions and (ii) R$16,517 million in adjustments of reserves and financial surplus. These increases were partly offset by a decrease of R$15,623 million in redemptions in 2019.

  Please see "Note 27 – Insurance contracts and private pension" to our audited consolidated financial statements for further details.

- **Stockholders' equity (attributable to the owners of the parent company)** increased by 0.1% to R$136,925 million in 2019 from R$136,782 million in 2018. This result was impacted by R$27,113 million from net income and R$27,286 million paid as dividends and interest on capital in 2019.

164

b) Capital structure

On December 31, 2019, capital stock comprised 9,804,135,348 (9,804,135,348 on December 31, 2018) book-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2018) were common and 4,845,844,989 (4,845,844,989 on December 31, 2018) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2018).

In the past three fiscal years, Itaú Unibanco remained with the stake of third-party capital at levels deemed adequate, as follows:

In R$ Million	12/31/2019	% of Total liabilities and stockholders' equity	12/31/2018	% of Total liabilities and stockholders' equity	12/31/2017	% of Total liabilities and stockholders' equity
Stockholders' equity (1)	149,465	9.1%	150,466	9.7%	144,356	10.1%
Third parties' capital (2)	1,488,016	90.9%	1,402,331	90.3%	1,291,883	89.9%
Total equity	**1,637,481**	**100.0%**	**1,552,797**	**100.0%**	**1,436,239**	**100.0%**

(1) Includes minority interest in subsidiaries
(2) Total liabilities excluding stockholders' equity

Capital-to-risk-weighted assets ratio

In 2019, our Tier I Capital ratio decreased by 90 basis points as a result of an increase of R$73,228 million in our Risk-Weighted Assets (RWA), mainly due to higher exposure of Credit Risk-Weighted Assets (RWA_{CPAD}) as a result of the increase in credit origination.

These results were partially offset by 300 basis points resulting from the increase in net income and other equity changes in 2019.

As of December 31, 2019, our Tier I capital ratio was 14.4% and our Common Equity Tier I ratio reached 13.2%. As of December 31, 2019, Additional Tier I Capital represented 130 basis points of our Tier I capital.

Growth of our credit portfolio requires higher capital requirements (Risk-Adjusted Assets). The combined effect on our profitability in 2019 resulted in dividends and net interest on own capital of R$ 18.8 billion.

Please see "Note 32 – Risk and Capital Management" for further details on our capital risk management.

c) Payment capability in relation to the financial commitments assumed

We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuity in normal conditions.

Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the set-up of a reserve, proposing assumptions for the behavior of cash flows in different time horizons, proposing and monitoring liquidity risk limits consistent with the institution's risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are subject to assessment by independent validation, internal controls and audit departments.

Additionally, and in accordance with CVM requirements and rules of the Central Bank, we monthly deliver our Liquidity Risk Statements (DLR) to Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support:

- Different scenarios for liquidity projections.
- Contingency plans for crisis situations.
- Reports and charts for monitoring risk positions.
- Assessment of funding costs and alternatives.
- Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects.

The table below presents assets and liabilities based on their remaining contractual terms, considering non-discounted flows.

165

Undiscounted future flows except for derivatives In R$ Million Over Financial Assets (1) 0—30 days 31—365 days 366-720 days Total 720 days 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 Cash and deposits on demand 30,367 37,159 18,749 — — — ——30,367 37,159 18,749 Interbank investments 69,756 115,278 93,218 151,497 182,606 173,663 1,444 468 673 1,191 322 508 223,888 298,674 268,062 Securities purchased under agreements to resell – Funded position (2) 26,797 45,335 38,833 — — — ——26,797 45,335 38,833 Securities purchased under agreements to resell – Financed position 17,871 50,741 31,238 144,234 175,857 167,061 — — 10—162,105 226,608 198,299 Interbank deposits (4) 25,088 19,202 23,147 7,263 6,749 6,602 1,444 468 673 1,191 312 508 34,986 26,731 30,930 Securities 131,195 82,144 110,667 17,669 17,255 24,960 19,846 17,853 16,717 108,011 98,531 76,923 276,721 215,783 229,267 Government s ec urit ies—available 111,487 72,026 103,447 300 292 152 302 292 232 4,763 5,315 5,052 116,852 77,925 108,883 Government securities – subject to repurchase commitments 7,744 52 203 6,616 6,321 15,677 12,445 12,671 9,107 25,366 32,811 19,270 52,171 51,855 44,257 Private securities—available 11,964 10,066 7,007 10,181 9,406 8,577 4,967 4,185 5,541 56,839 49,003 45,885 83,951 72,660 67,010 Private securities – subject to repurchase commitments — 10 572 1,236 554 2,132 705 1,837 21,043 11,402 6,716 23,747 13,343 9,117 Derivative financial instruments 6,998 3,987 7,978 10,959 6,384 5,363 5,355 4,069 2,756 18,542 9,026 6,746 41,854 23,466 22,843 Net Position 6,998 3,987 7,978 10,959 6,384 5,363 5,355 4,069 2,756 18,542 9,026 6,746 41,854 23,466 22,843 Swaps 107 705 189 4,039 1,132 1,258 4,464 2,881 1,661 17,848 8,331 6,082 26,458 13,049 9,190 Option 4,696 1,167 430 3,043 1,890 1,748 500 975 865 183 294 8,456 4,215 3,337 Forward operations (onshore) 940 893 6,529 1,207 942 382 15 — — 2,162 1,835 6,911 Other derivative financial instruments 1,255 1,222 830 2,670 2,420 1,975 376 213 230 477 512 370 4,778 4,367 3,405 Loan and lease operations portfolio (3) 63,401 68,829 57,505 197,090 166,503 152,660 93,203 88,138 71,107 236,982 241,919 201,881 590,676 565,389 483,153 Total financial assets 301,717 307,397 288,117 377,215 372,748 356,646 119,848 110,528 91,253 364,726 349,798 286,058 1,163,506 1,140,471 1,022,074 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 91,248 (R$ 94,148 at 12/31/2018) w hich release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 27. (2) Net of R$ 8,544 (R$ 5,120 at 12/31/2018), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 69,050 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 2,451 (R$ 3,993 at 12/31/2018). (4) Includes R$ 18,938 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits w ith Central Banks of other countries. Undiscounted future flows except for derivatives In R$ Million 0—30 31—365 365—720 Over Financial Liabilities Total days days days 720 days 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 2019 2018 2017 Deposits 266,690 246,729 222,782 69,367 62,909 61,672 20,555 16,674 16,500 211,531 191,131 152,961 568,143 517,443 453,915 Demand deposits 82,306 72,581 68,973 — — — ——82,306 72,581 68,973 Savings deposits 144,558 136,865 119,980 — — — ——144,558 136,865 119,980 Time deposits 37,570 35,450 33,114 68,757 62,185 60,272 20,502 16,647 16,445 211,395 190,984 152,903 338,224 305,266 262,734 Interbank deposits 2,247 1,830 712 610 724 1,400 53 27 55 136 147 58 3,046 2,728 2,225 Other deposits 9 3 3 — — — ——9 3 3 Compulsory deposits (38,576) (39,116) (40,538) (14,067) (15,228) (18,197) (4,110) (3,831) (4,644) (34,495) (35,973) (35,458) (91,248) (94,148) (98,837) Demand deposits (4,412) (5,600) (4,790) — — — ——(4,412) (5,600) (4,790) Savings deposits (26,234) (24,695) (26,008) — — — ——(26,234) (24,695) (26,008) Time deposits (7,930) (8,821) (9,740) (14,067) (15,228) (18,197) (4,110) (3,831) (4,644) (34,495) (35,973) (35,458) (60,602) (63,853) (68,039) Securities sold under repurchase agreements (1) 246,499 275,395 232,970 6,509 16,557 35,234 5,218 10,933 30,404 17,585 42,349 39,444 275,811 345,234 338,052 Funds from acceptances and issuance of securities (2) 4,335 2,189 7,093 47,697 32,950 43,463 39,505 39,077 21,325 67,435 53,626 52,837 158,972 127,842 124,718 Borrowings and onlending (3) 6,368 6,304 3,975 65,182 45,668 37,132 6,259 11,541 9,839 7,462 11,840 19,807 85,271 75,353 70,753 Subordinated Debt (4) 251 154 1,061 6,594 2,658 13,402 11,794 6,264 2,054 53,745 52,453 49,454 72,384 61,529 65,971 Derivative financial instruments 6,653 3,168 7,596 12,196 6,885 5,816 9,458 5,672 4,877 19,521 11,794 8,457 47,828 27,519 26,746 Net Position 6,653 3,168 7,596 12,196 6,885 5,816 9,458 5,672 4,877 19,521 11,794 8,457 47,828 27,519 26,746 Swaps 326 923 65 5,218 3,018 2,364 8,349 4,687 3,747 19,034 10,888 7,516 32,927 19,516 13,692 Option 3,668 883 332 4,567 1,935 1,299 571 823 889 255 288 273 9,061 3,929 2,793 Forward operations (onshore) 753 470 6,272 1 — — — — 754 470 6,272 Other derivative financial instruments 1,906 892 927 2,410 1,932 2,153 538 162 241 232 618 668 5,086 3,604 3,989 Total financial liabilities 492,220 494,823 434,939 193,478 152,399 178,522 88,679 86,330 80,355 342,784 327,220 287,502 1,117,161 1,060,772 981,318 (1) Includes ow n and third parties’ portfolios. (2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 166

d) Sources of financing used for working capital and investments in non-current assets used

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2019 and 2018:

Average Deposits and Borrowings	Year ended December 31			
	2019		2018	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except for percentages)			
Interest-bearing liabilities	**1,259,993**	**79.5%**	**1,176,795**	**88.1%**
Interest-bearing deposits	394,787	24.9%	357,684	26.8%
Savings deposits	138,034	8.7%	126,987	9.5%
Interbank deposits and Time Deposits	256,752	16.2%	230,697	0.2%
Deposits received under repurchase agreements	299,225	18.9%	308,306	17.0%
Funds from interbank and institutional markets	256,057	16.2%	232,802	23.1%
Funds from interbank markets	155,977	9.8%	135,357	17.4%
Funds from institutional markets	100,080	6.3%	97,445	10.1%
Technical provisions for insurance, pension plan and capitalization	212,972	13.4%	193,908	7.3%
Other liabilities - Subordinated debt	96,953	6.1%	84,095	14.5%
Non-interest bearing liabilities	**180,954**	**11.4%**	**158,960**	**6.3%**
Non-interest bearing deposits	76,865	4.8%	70,205	11.9%
Other Comprehensive results	104,089	6.6%	88,755	5.3%
Other non-interest liabilities	**130,500**	**8.2%**	**128,851**	**0.3%**
Total stockholders' equity attributed to the owners of the parent company	**13,779**	**0.9%**	**13,829**	**6.3%**
Total	**1,585,225**	**100.0%**	**1,478,435**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 15 – Deposits, for further details about funding.

Occasionally, we may seek to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank), and senior notes, through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance in the event of specified events, which are ordinarily found in long-term financing agreements. Up to December 31, 2019, none of these events, including any events of default or failure to satisfy financial covenants, had occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported profits in its financial statements. These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations.

The following table sets out the breakdown of our sources of funding in Consolidated on December 31, 2019, 2018 and 2017.

167

Breakdown of our sources of funding	2019	% of total funding	2018	% of total funding	2017	% of total funding
			(In million of R$, except percentages)			
Deposits	**507,060**	**48.6**	**463,424**	**45.3**	**402,938**	**42.7**
Demand deposits	82,306	7.9	72,581	7.1	68,973	7.3
Saving deposits	144,558	13.9	136,865	13.4	119,980	12.8
Time deposits	277,166	26.6	251,300	24.6	211,800	22.4
Interbank deposits	3,021	0.3	2,675	0.3	2,182	0.2
Other	9	0.0	3	0.0	3	0.0
Securities sold under repurchase agreements	**256,583**	**24.6**	**330,237**	**32.3**	**312,634**	**33.1**
Interbank market debt	**174,862**	**16.8**	**134,670**	**13.2**	**124,587**	**13.3**
Mortgage notes	4,320	0.4	1,227	0.1	-	-
Real estate credit bills	7,635	0.7	9,546	0.9	18,525	2.0
Agribusiness credit bills	21,204	2.0	18,013	1.8	15,101	1.6
Financial credit bills	65,433	6.3	37,928	3.7	27,691	3.0
Import and export financing	64,622	6.2	50,050	4.9	39,089	4.1
On lending-domestic	11,648	1.1	17,906	1.8	24,181	2.6
Institucional market debt	**104,244**	**10.0**	**93,974**	**9.2**	**98,482**	**10.4**
Subordinated debt	59,462	5.7	49,313	4.8	52,696	5.5
Foreign borrowings through securities	43,672	4.2	41,863	4.1	41,400	4.4
Structured Operations Certificates	1,110	0.1	2,798	0.3	4,386	0.5
Total	**1,042,749**	**100.0**	**1,022,305**	**100.0**	**938,641**	**99.5**

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2019, 2018 and 2017:

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Cash in Cash Flows	As of December 31,			2019 Average Balance[1]
	2019	2018	2017	
	(In millions of R$)			
Cash	30,367	37,159	18,749	30,427
Securities purchased under agreements to resell – Funded position [2]	26,797	45,335	38,833	27,648
Unencumbered government securities [3]	115,774	74,760	106,681	101,356
Operational reserve	**172,938**	**157,254**	**164,263**	**159,431**

(1) Average calculated based on interim financial statements.

(2) Net of R$ 8,544 (R$5,120 at 12/31/2018 and R$3,664 at 12/31/2017), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles or our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Liquidity management makes it possible for us to simultaneously meet operating requirements, protect our capital and explore market opportunities. Our strategy is to maintain adequate liquidity to meet present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of disruptions and volatility in global financial markets and in the economies of countries where we do business, especially Brazil. However, due to our stable sources of funding, including a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, allowing our accessing further funding when required, we have not historically experienced liquidity challenges, even during disruptive times in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. The Basel Committee on Banking Supervision requires a minimum of 100% for both the LCR and the NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis.

We present below a discussion of our LCR and NSFR for the year ended December 31, 2019.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

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Liquidity Coverage Ratio	As of December 31,	
	2019	2018
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	170.0	179.9
Cash Outflows[2]	225.3	200.4
Cash Inflows[3]	111.3	95.7
Total Net Cash Outflows	114.0	104.7
LCR%	**149.1%**	**171.7%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2019 was 149.1% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF).

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31,	
	2019	2018
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	733.2	691.6
Total Required Stable Funding (RSF)[2]	600.0	541.6
NSFR (%)	**122.2%**	**127.7%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2019, our ASF totaled R$733.2 billion, mainly due to capital and retail and wholesale funding, and our RSF totaled R$600.0 billion, particularly due to loans and financing with wholesale and retail customers, central governments and transactions with central Banks.

As of December 31, 2019, our NSFR was 122.2% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlendings as its main sources of financing, and a significant portion comes from Wholesale banking segment. Total client funds reached R$ 715.3 billion (R$ 645.7 billion on 12/31/2018 and R$622.1 billion on 12/31/17), and noteworthy were time deposits. A significant portion of

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these funds – 38.7% of total, or R$277.0 billion – is immediately available to the client. However, the historical behavior of the aggregate balance of two major items - demand deposits and savings deposits - is relatively consistent: their aggregated balances grow over time and there is a surplus of cash inflows over cash outflows in the comparison between monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds.

Funding from clients	12/31/2019			12/31/2018			12/31/2017		
	0-30 days	Total	%	0-30 days	Total	%	0-30 days	Total	%
Deposits	272,447	507,060	-	248,913	463,424	-	216,842	402,938	
Demand deposits	82,306	82,306	11.5	72,581	72,581	11.2	68,973	68,973	11.1
Saving deposits	144,558	144,558	20.2	136,865	136,865	21.2	119,980	119,980	19.3
Time deposits	44,855	277,166	38.8	37,784	251,300	38.9	27,798	211,800	34.1
Other	728	3,030	0.4	1,683	2,678	0.4	91	2,185	0.4
Fund from acceptances and issurance of securities (1)	4,293	143,569	20.1	2,285	111,566	17.3	6,820	107,581	17.3
Funds from own issue (2)	235	5,258	0.7	1,831	21,417	3.3	2,570	58,837	9.5
Subordinated Debt	2	59,462	8.3	2	49,313	7.6	1,315	52,696	8.5
Total	**276,977**	**715,349**	**100.0**	**253,031**	**645,720**	**100.0**	**227,547**	**622,052**	**100.0**

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under repurchase agreements with securities from own issue.

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, a priority order is followed as to the repayment to the many bankrupt estate creditors. Particularly in relation to debts comprising the Issuer's indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and subordinated debt eligible to make up Tier II of the issuer's Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to remaining claims. Although no subordination exists among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up Tier II of the Issuer's Referential Equity in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funding through the issuance of subordinated debt securities is shown as follows:

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of December 2019, totaling R$ 36,627

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 12/31/2019
Subordinated financial bills - BRL					
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6.17%	49
	6	2011	2021	109.25% to 110.5% of CDI	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	4,994
	20			IGPM + 4.63%	30
	2,354			**Total**	**5,089**
Subordinated euronotes - USD					
	990	2010	2020	6.20%	4,041
	1,000	2010	2021	5.75%	4,152
	730	2011	2021	5.75% to 6.20%	2,952
	550	2012	2021	6.20%	2,218
	2,600	2012	2022	5.50% to 5.65%	10,673
	1,851	2012	2023	5.13%	7,502
	7,721			**Total**	**31,538**
Total					**36,627**

In November 2019, ITAÚ UNIBANCO HOLDING issued in the international market US$ 750 million in Subordinated Notes, equivalent to R$ 3,023 at December 31, 2019, and in the local market R$ 2,330 in Subordinated Financial Bills. There is a repurchase option for these subordinated debts as from 2024 and they are subject to approval by the Central Bank of Brazil for composition of Capital Tier II of ITAÚ UNIBANCO HOLDING, with an estimated increase of 0.6 p.p. in its Total Capital.

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IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions. Itaú Unibanco Holding S.A. (or the “Issuer”) set up a program to issue and distribute notes through certain financial intermediaries (the “Program“) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer’s Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars). This Program contains financial covenants that determine the early repayment of the Notes unpaid principal amount upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (non-payment); (ii) failure to perform or comply with any other material obligation that is not a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding S.A. or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for (i) the payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (i) variable compensation to management members; and (ii) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are: (i) failure to pay any amounts due in respect of the Notes (non-payment), even though its occurrence will not cause the acceleration of these Notes outstanding balance; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding

(dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Up to December 31, 2019, no previously described financial covenants have been breached or there was no failure to pay any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Second Issuance of Subordinated Notes and are the second series of the Second Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred and seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred and seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred and fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred and fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Eleventh Issuance: Tier II Subordinated Notes amounting to US$750,000,000.00 (seven hundred and fifty million U.S. dollars) issued on November 21, 2019, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Twelfth Issuance: Senior Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xii) Thirteenth Issuance: Senior Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on January 24, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and (xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to US$700,000,000.00 (seven hundred million U.S. dollars) issued on February 19, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations related to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management deems the current Basel ratio (15.8% based on the Prudential Conglomerate, of which 14.4% of Tier I and 1.3% of Tier II) to be appropriate, as it exceeds by 430 basis points the minimum required by the Central Bank of Brazil for 2019, equivalent to 11.5% (11.0% on 12/31/2018). 174

h) Significant changes in each item of the financial statements ASSETS 12/31/2019% 12/31/2018% 12/31/2017 2019 X 2018 2018 X 2017 Cash 30,367 1.9% 37,159 2.4% 18,749 (18.3%) 98.2% Financial Assets 1,501,481 91.7% 1,424,876 91.8% 1,330,251 5.4% 7.1% Compulsory deposits in the Central Bank of Brazil 91,248 5.6% 94,148 6.1% 98,837 (3.1%) (4.7%) At Amortized Cost 1,010,644 61.7% 994,759 64.1% 905,729 1.6% 9.8% Interbank deposits 34,583 2.1% 26,420 1.7% 29,048 30.9% (9.0%) Securities purchased under agreements to resell 198,428 12.1% 280,136 18.0% 244,707 (29.2%) 14.5% Securities 133,119 8.1% 110,395 7.1% 111,424 20.6% (0.9%) Loan operations and lease operations portfolio 585,791 35.8% 536,091 34.5% 497,719 9.3% 7.7% Other financial assets 94,752 5.8% 75,090 4.8% 59,568 26.2% 26.1% (-) Provision for Expected Loss (36,029) -2.2% (33,373) (2.1%) (36,737) 8.0% (9.2%) At Fair Value Through Other Comprehensive Income 76,660 4.7% 49,323 3.2% 52,149 55.4% (5.4%) Securities 76,660 4.7% 49,323 3.2% 52,149 55.4% (5.4%) At Fair Value Through Profit or Loss 322,929 19.7% 286,646 18.5% 273,536 12.7% 4.8% Securities 281,075 17.2% 263,180 16.9% 250,693 6.8% 5.0% Derivatives 41,854 2.6% 23,466 1.5% 22,843 78.4% 2.7% Investments in associates and jointly controlling entities 15,097 0.9% 12,019 0.8% 5,055 25.6% 137.8% Fixed assets, net 7,166 0.4% 7,302 0.5% 7,359 (1.9%) (0.8%) Goodw ill and Intangible assets, net 19,719 1.2% 19,329 1.2% 19,383 2.0% (0.3%) Tax assets 48,960 3.0% 42,830 2.8% 44,249 14.3% (3.2%) Income tax and social contribution—current 1,644 0.1% 2,831 0.2% 2,336 (41.9%) 21.2% Income tax and social contribution—deferred 38,914 2.4% 32,781 2.1% 35,869 18.7% (8.6%) Other 8,402 0.5% 7,218 0.5% 6,044 16.4% 19.4% Other assets 14,691 0.9% 9,282 0.6% 11,193 58.3% (17.1%) TOTAL DO ASSETS 1,637,481 100.0% 1,552,797 100.0% 1,436,239 5.5% 8.1% Liabilities and stockholders’ equity 12/31/2019% 12/31/2018% 12/31/2017 2019 X 2018 2018 X 2017 Financial Liabilities 1,211,999 74.0% 1,151,237 74.1% 1,056,717 5.3% 8.9% At Amortized Cost 1,159,830 70.8% 1,119,734 72.1% 1,024,584 3.6% 9.3% Interbank deposits 507,060 31.0% 463,424 29.8% 402,938 9.4% 15.0% Securities sold under repurchase agreements 256,583 15.7% 330,237 21.3% 312,634 (22.3%) 5.6% Interbank market debt 174,862 10.7% 134,670 8.7% 124,587 29.8% 8.1% Institutional market debt 104,244 6.4% 93,974 6.1% 98,482 10.9% (4.6%) Other financial liabilities 117,081 7.2% 97,429 6.3% 85,943 20.2% 13.4% At Fair Value Through Profit or Loss 48,029 2.9% 27,711 1.8% 27,211 73.3% 1.8% Derivatives 47,828 2.9% 27,519 1.8% 26,746 73.8% 2.9% Structured notes 201 0.0% 192 0.0% 465 4.7% (58.7%) Provision for Expected Loss 4,140 0.3% 3,792 0.2% 4,922 9.2% (23.0%) Loan Commitments 3,303 0.2% 2,601 0.2% 3,015 27.0% (13.7%) Financial Guarantees 837 0.1% 1,191 0.1% 1,907 (29.7%) (37.5%) Reserves for insurance and private pension 218,334 13.3% 201,187 13.0% 181,232 8.5% 11.0% Provisions 21,454 1.3% 18,613 1.2% 19,736 15.3% (5.7%) Tax liabilities 7,891 0.5% 5,284 0.3% 7,836 49.3% (32.6%) Income tax and social contribution—current 3,997 0.2% 2,058 0.1% 3,175 94.2% (35.2%) Income tax and social contribution—deferred 1,058 0.1% 447 0.0% 391 136.7% 14.3% Other 2,836 0.2% 2,779 0.2% 4,270 2.1% (34.9%) Other liabilities 28,338 1.7% 26,010 1.7% 26,362 9.0% (1.3%) Total liabilities 1,488,016 90.9% 1,402,331 90.3% 1,291,883 6.1% 8.5% Capital 97,148 5.9% 97,148 6.3% 97,148 0.0% 0.0% Treasury shares (1,274) -0.1% (1,820) (0.1%) (2,743) (30.0%) (33.6%) Additional paid-in capital 2,175 0.1% 2,120 0.1% 1,930 2.6% 9.8% Appropriated reserves 12,948 0.8% 13,480 0.9% 12,499 (3.9%) 7.8% Unappropriated reserves 29,878 1.8% 29,666 1.9% 26,030 0.7% 14.0% Cumulative other comprehensive income (3,950) -0.2% (3,812) (0.2%) (3,486) 3.6% 9.4% Total stockholders’ equity attributed to the ow ners of the parent 136,925 8.4% 136,782 8.8% 131,378 0.1% 4.1% Non-controlling interests 12,540 0.8% 13,684 0.9% 12,978 (8.4%) 5.4% Total stockholders’ equity 149,465 9.1% 150,466 9.7% 144,356 (0.7%) 4.2% Total liabilities and stockholders’ equity 1,637,481 100.0% 1,552,797 100.0% 1,436,239 5.5% 8.1% The analysis of the asset and financial operation highlights is presented in items 10.1 a) and 10.2 a), respectively, hereto. 175

10.2 Executive officers should comment on: a) Results of operations, in particular: I—Description of any important components of revenue; II—Factors that materially affected operating income and expenses. Results of Operations for the Years Ended December 31, 2019, 2018 and 2017 Highlights The following table sets forth our summarized consolidated statement of income for the year ended December 31, 2019, 2018 and 2017. For more information on the products and services we offer, see item 7.2 in our Reference Form. Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income. For the Year ended December 31, Variation 2019-2018 Variation 2018-2017 Summarized Consolidated Statement of Income 2019 2018 2017 R$ million % R$ million % (In millions of R$, except percentages) Operating revenues 117,079 104,200 111,523 12,879 12.4 (7,323) (6.6) Net interest income(1) 69,350 60,705 71,242 8,645 14.2 (10,537) (14.8) Non-interest income(2) 47,729 43,495 40,281 4,234 9.7 3,214 8.0 Expected loss from financial assets and claims (18,567) (10,182) (20,966) (8,385) 82.4 10,784 (51.4) Other operating income (expenses) (67,269) (63,410) (59,975) (3,859) 6.1 (3,435) 5.7 Net income before income tax and social contribution 31,243 30,608 30,582 635 2.1 26 0.1 Current and deferred income and social contribution taxes (3,430) (4,969) (7,357) 1,539 (31.0) 2,388 (32.5) Net income 27,813 25,639 23,225 2,174 8.5 2,414 10.4 Net income attributable to owners of the parent company 27,113 24,907 23,193 2,206 8.9 1,714 7.4 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$117,523 million, R$110,324 million and R$122,703 in the year ended December 31, 2019, 2018 and 2017, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$22,760 million, R$22,853 million and R$22,938 million in the year ended December 31, 2019, 2018 and 2017, respectively); (iii) interest and similar expenses (R$(75,958) million, R$(70,612) million and R$(78,330) million in the year ended December 31, 2019, 2018 and 2017, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$4,098 million, R$(4,834) million and R$4,181 million in year ended December 31, 2019, 2018 and 2017, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$927 million, R$2,974 million and R$(250) million in the year ended December 31, 2019, 2018 and 2017, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. 2019 compared to 2018 Our net income attributable to the owners of the parent company increased by 8.9%, amounting to R$27,113 million in 2019 from R$24,907 million in 2018. Our operating revenues increased by 12.4% as a result of a 14.2% increase in net interest income and a 9.7% increase in non-interest income. This result was partially offset by an increase of 82.4% in expected loss from financial assets and claims. These line items are further described below: • Net interest income increased by 14.2%, mainly due to the adjustment to the fair value of financial assets and liabilities. The result of exchange rate variations on our investments abroad is non-taxable, whereas revenue from our hedging instruments is taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” In 2019, the nominal depreciation of the real against the U.S. dollar was 4.0% in 2018, the nominal depreciation of the real against the U.S. dollar was 17.1%. The fiscal effect on the hedging instruments for our investments abroad decreased by R$5,513 million resulting in a gain of R$2,499 million in 2019, compared to a gain of R$8,012 million in 2018. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income increased by R$3,132 million. 176

Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 6.5%, mainly due to the growth of our loan portfolio for individuals (13.1%) and for micro/small and medium businesses (25.3%) in Brazil and was partially offset by the reduction in interest charged on several credit products and reduced yields of Brazilian treasury bonds. There was an increase of 7.6% in interest and similar expenses, mainly due to a change in our funding mix resulting from the migration from securities sold under repurchase agreement to financial credit bills and time deposits, as discussed under “Balance sheet (liabilities)”. The balance of securities sold under repurchase agreements decreased by R$73,654 million. Further, financial expense from technical provisions for insurance and private pension plans amounted to an expense of R$16,720 million in 2019 from an expense of R$11,815 million in 2018, mainly affected by the change in interest rate expectations from April to June 2018, due to specific events that increased volatility in the Brazilian economy, resulting in smaller financial expenses in 2018 compared to 2019, and the increase of R$17,147 million in the balance of technical provisions in the period. However, these expenses were more than offset by financial income related to insurance, pension plan and capitalization operations, which amounted to R$17,326 million in 2019 and R$12,346 million in 2018. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited consolidated financial statements for further details on Net interest, similar income and dividend. • Non-Interest Income increased by 9.7%, mainly due to: (i) revenues from asset management fees increased by R$1,319 million, as a result of an increase of 22.6% of assets under administration, which comprise assets managed by us and third parties. We highlight the 46.9% growth in 2019 in the balance of funds distributed through our open investment platform initiative; (ii) income from current account services, which includes advisory services, increased by R$713 million, mainly due to an increase of current-account holders and increased capital markets activities; (iii) income from credit and debit card service fees increased by R$31 million in 2019, mainly due to increased interchange fees¹ resulting from increased transaction volume and revenues from credit and debit card annuity fees. These results were partially offset by lower revenues from acquiring business. As of May 2019, we no longer charge clients whose annual revenues are up to R$30 million for the prepayment rate on credit card transactions without installments²; (iv) R$1,991 million gain from the initial public offering of XP Inc (“XP Investimentos”). (1) A portion of the fee charged by acquiring banks to merchants that is passed through to credit and debit card issuers. (2) In Brazil, purchases can be paid in installments using credit cards.

The followin for the years ended December R$ Million [Graphic Appears Here] Please see ncial statements for further deta • Expected Loss from Financial Assets and Claims increased by 82.4%, mainly due to an increase in provisions for expected losses, resulting from: (i) an increase of 13.1% in our loan portfolio to individuals; (ii) an increase of 25.3% in our micro/small and medium businesses loan portfolio in Brazil; and (iii) the deterioration of the risk profile of certain Latin America corporate clients. This result was partially offset by a decrease in provisions for expected losses for our corporate loans portfolio in Brazil, as a result of an improvement in the risk profile of our clients in this segment. Please see “Note 10—Loan and lease operations portfolio” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2019, our 90-day NPL ratio was 3.4%, a slight decrease of 6 basis points compared to December 30, 2018, mainly due to a 46 basis points decrease of the 90-day NPL ratio for our loans to companies portfolio, driven by an improvement in the risk profile of our clients in the corporate segment. This result was partially offset by a 26 basis points increase of the 90-day NPL ratio for our individuals loan portfolio due to the growth of portfolios such as vehicle, personal and credit card loans. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of December 31, 2019, our 15 to 90 days NPL ratio was 2.3% which is consistent with this indicator for December 31, 2018. Our 15 to 90-day NPL ratio of our companies loan portfolio decreased 9 basis points, which was partially offset by an increase of 7 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2017 through to December 31, 2019:

o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2019, our coverage ratio was 187.1% compared to a ratio of 179.4% as of December 31, 2018. This increase was mainly due to greater provisions for expected losses from loans to individuals, driven by an increase in our loan portfolio in this segment. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2017 through December 31, 2019: • Other Operating Income (Expenses) increased by 6.1% to an expense of R$67,269 million in 2019 from an expense of R$63,410 million in 2018. The main driver was general and administrative expenses, mainly due to: (i) expenses relating to our voluntary severance program, which amounted to R$2,385 million, including provision for labor claims and dismissals and expenses with welfare benefits. Disregarding this non-recurring effect, general and administrative expenses increased 1.9%, which was below the 4.3% inflation rate for the period, as recorded by the IPCA for 2019. Our total number of employees in Brazil decreased to 81,691 on December 31, 2019 from 86,801 on December 31, 2018, mainly as a result of: 179

â–ª our voluntary severance program, which 3.5 thousand employees adhered to; and â–ª the reduction of physical branches Brazil, which decreased to 3,158 on December 31, 2019 from 3,530 on December 31, 2018; (ii) the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees. (iii) higher credit card marketing expenses due to an increased number of clients using Rede bankcard machines and a greater volume of debit and credit card transactions. This result was partially offset by an increase in share of profit (or loss) in associates and joint ventures of R$568 million, mainly due to equity in earnings from XP Investimentos. Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$3,430 million in 2019, from an expense of R$4,969 million in 2018. This was mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.”, which amounted to expenses of R$2,281 million in 2019 and R$7,305 million in 2018. Disregarding such fiscal effect, current and deferred income and social contribution taxes decreased 53.5% in 2019, mainly as a result of the decrease in recognition of deferred tax assets rate. In 2018, the legislation temporarily increased the recognition rate for income and social contribution taxes to 45%. In 2019, it was reduced to 40% and as of March 1, 2020, the recognition rate will be 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Results of Operations – 2018 compared to 2017 Our net income attributable to the owners of the parent company increased by 7.4% to R$24,907 million in 2018 from R$23,193 million in 2017. Our operating revenues decreased by 6.6% in this period. This result was more than offset by a decrease of 51.4% in expenses with expected loss from financial assets and claims and a decrease of 32.5% in expenses with current and deferred income and social contribution taxes. Net interest income decreased by 14.8%, mainly due to the adjustment to the fair value of financial assets and liabilities. In 2018, the nominal depreciation of the real against U.S. dollar was 17.1%. In 2017 the nominal depreciation of the real against U.S. dollar was 1.5%. The fiscal effect on the hedging instruments for our investments abroad increased R$6,269 million in 2018 resulting in a gain of R$8,012 million, compared to a gain of R$1,743 million in 2017. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in reduced R$4,268 million in 2018 compared to the same period in 2017, mainly due to a decrease in the SELIC rate to 6.5% in 2018 from 7.0% in 2017. Non-Interest Income increased by 8.0%, mainly due to: (i) a 21.1% increase in revenues from asset management fees, as a result of an increase of 16.6% in assets under administration; (ii) a 4.0% increase in income from credit and debit card service fees, as a result of increased transaction volume and increased revenue from credit and debit card annuity fees; and (iii) a 4.5% increase in income from current account services, which includes advisory services, as a result of higher number of current-account holders and increased capital markets activities. 180

Expected Loss from Financial Assets and Claims decreased by 51.4%, mainly due to lower expenses with expected loss with loan and lease operations, as a result of the improvement in the credit quality of our total loan portfolio. From 2015 to 2017, we made greater provisions of our expected loss from financial assets and claims due to the Brazilian economic context with deteriorating credit quality, mainly in the wholesale banking segment. • Non-performing loans: Our 90-day non-performing loan ratio decreased by 42 basis points to 3.5% as of December 31, 2018 from 3.9% as of December 31, 2017, mainly due to a 83 basis points decrease of in the 90-day NPL ratio of our individuals loan portfolio, driven by the reduction of non-performing loans and the growth of the balance in individuals loan portfolio. Our 15 to 90 days NPL ratio decreased by 41 basis points to 2.3% as of December 31, 2018 from 2.7% as of December 31, 2017, mainly due to a: (i) 50 basis points decrease in the 15 to 90-day NPL ratio of our companies loan portfolio and (ii) 36 basis points decrease in the 15 to 90-day NPL ratio of our individuals loan portfolio. Both decreases were driven by the growth of the balance in our loan portfolio and the reduction of non-performing loans. • Coverage ratio (90 days): Our coverage ratio decreased to 179.4% as of December 31, 2018 from 187.6% as of December 31, 2017, mainly due to reduced provisions for expected losses from loans to companies, driven by an improvement in our corporate clients’ risk profile. Other Operating Income (Expenses) increased by 5.7% to an expense of R$63,410 million in 2018 from an expense of R$59,975 million in 2017, mainly due to: (i) an increase of 6.7% in personnel expenses, resulting from the collective bargaining agreement, which resulted in a 5% wage increase for our employees; (ii) an increase of 1.0% in headcount due to the hiring of new insurance consultants, REDE sales representatives and technology department personnel to accelerate our digital transformation process; and (iii) an increase of 6.0% in administrative expenses due to the higher cost of third-party services (increase of 7.7%); data processing and telecommunications (increase of 2.9%); and advertising, promotion and publication (increase of 21.6%). Please see “Note 23—General and administrative expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$4,969 million from an expense of R$7,357 million, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad, which amounted to an expense of R$7,305 million in 2018 and an expense of R$1,615 million in 2017, current and deferred income and social contribution taxes increased 26.9% in 2018, mainly as a result of the increase in recognition of deferred tax assets rate. In 2017, the recognition rate for income and social contribution taxes was 40%. In 2018, the legislation temporarily increased this rate to 45%. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. The main variations in income are explained in item 10.2a of this Manual. 181

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the issuer, if relevant In accordance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each scenario, are presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios. The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BACEN Circular No. 3,354, of June 27, 2007. The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in treasury and control areas) to put into effect mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the sole purpose of the study is to disclose risk exposure and respective protective actions, taking into account the fair value of financial instruments irrespective of the accounting practices adopted by the Company. The trading book consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. Banking portfolio Exposure 12/31/2019 (*) 12/31/2018 (*) 12/31/2017 (*) Risk Factors Risk Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (658) (86,432) (214,996) (193) (18,277) (56,547) (677) (181,412) (293,515) Foreign exchange coupons Rates of currency coupons (304) (21,886) (42,336) 30 (8,951) (31,199) (464) (38,269) (79,140) Foreign currencies Exchange variation rates (282) 80,050 427,563 (5,015) (185,640) (451,796) 1,720 126,269 392,106 Price indices Rates of price index coupons (163) (2,993) (4,457) (494) (19,537) (41,174) (586) (44,720) (82,604) Reference rate Rates of TR coupons—(1) (1) — (1)—(1) (1) Shares Share price 2,069 2,612 185,005 540 (23,026) 45,451 168 (1,885) (30,632) Others Exposures that do not fall under the definitions above (15) (2,184) (6,869) (1) (2,542) (8,098) 8 1,238 2,671 TOTAL 647 (30,834) 343,909 (5,133) (257,973) (543,364) 169 (138,780) (91,115) (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2019 (*) 12/31/2018 (*) 12/31/2017 (*) portfolios Risk Factors Risk Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (11,579) (1,383,839) (2,776,926) (7,935) (1,305,886) (2,582,531) (8,313) (1,653,629) (3,179,360) Foreign exchange coupons Rates of currency coupons (2,925) (196,449) (377,441) (1,595) (245,172) (477,888) (1,759) (264,749) (505,366) Foreign currencies Exchange variation rates 2,230 47,173 322,325 (5,308) (198,514) (476,063) 1,832 123,518 387,645 Price indices Rates of price index coupons (6,527) (460,666) (868,806) (606) (58,746) (124,841) (3,198) (251,703) (474,026) Reference rate Rates of TR coupons 493 (65,875) (159,057) 446 (96,086) (227,634) 479 (121,136) (307,836) Shares Share price 6,016 (94,531) (9,281) 4,388 (117,695) (143,886) 4,569 (110,354) (244,940) Others Exposures that do not fall under the definitions above (45) (8,555) (26,163) 63 6,282 11,175 (4) 7,521 16,726 TOTAL (12,337) (2,162,742) (3,895,349) (10,547) (2,015,817) (4,021,668) (6,394) (2,270,532) (4,307,157) (*) Amounts net of tax effects. For measuring these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone, excluding any effects that offset or accentuate these effects, among these many factors: Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2019, total average Value at Risk (VaR) amounted to R$333.7 million, or 0.24% of total stockholders’ equity (for the whole of 2018 it was R$399.3 million or 0.29% of total stockholders’ equity). The structural gap, composed of commercial transactions and respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions. 182

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and therefore expose us to exchange rate risk. The Central Bank of Brazil regulates our foreign currency positions. For further information, please see section “Currency Risk” of the Complete Financial Statements (IFRS), “Note 32 – Capital and Management Risks”. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into consideration the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities. The information set forth below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$78.4 billion as of December 31, 2019, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad.

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments There was no introduction or sale of the operating segment. The current business segments of Itaú Unibanco are described below: ✓ Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. ✓ Wholesale Banking: It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. ✓ Trading & Institutional: It corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. b) incorporation, acquisition or disposal of ownership interest XP Investimentos S.A. In December 2019, XP Inc., in which we held a 49.9% interest, completed its initial public offering and listing on Nasdaq. We did not sell any of our shares of XP Inc. in this offering and, following the completion of this IPO, we hold a 46.05% interest in XP Inc. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, to acquire 49.9% of the capital stock (30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., in the first acquisition, or the “First Acquisition”, by means of a capital increase of R$600 million and the acquisition of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the First Acquisition) was approximately R$12 billion. The First Acquisition was approved (i) in March 2018 by CADE, the Brazilian Antitrust agency and (ii) in August 2018 by the Central Bank of Brazil. Accordingly, Itaú Unibanco S.A. entered into Concentration Control Agreements (“CCA”) with (i) CADE and is committed to: (a) if requested, distributing investment products of own issue through open platforms competing with XP Investimentos S.A. platforms on a non-discriminatory basis; and (b) refraining from guiding its clients to XP Investimentos S.A. platforms; (ii) the Central Bank of Brazil and has committed to: (a) refraining from acquiring XP Investimentos S.A. stockholding control for a period of eight years from the CCA execution; and (b) cancelling Itaú Unibanco’s call option and XP Controle’s put option. In August 2018 we completed the First Acquisition, and Itaú Unibanco S.A. and some Sellers entered into a stockholders’ agreement that includes, among others, provisions on the rights of Itaú Unibanco S.A. as a minority stockholder of XP Investimentos S.A. and on its right to appoint two out of seven members for the Board of Directors of XP Investimentos S.A. On November 29, 2019, the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares of XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares of XP Inc., a company headquartered in the Cayman Islands. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the Exchange of shares mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total and voting capital. 184

Further, the stockholders of XP Inc. entered into a stockholders’ agreement which is substantially similar to the existing stockholders’ agreement of XP Investimentos S.A. XP Inc. will have a board of directors comprised of thirteen members, out of which XP Controle Participações S.A. will nominate seven, we will nominate two, General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações) will nominate one, and the remaining three members will be independent. These independent members will also take part in the audit committee of XP Inc., which will be comprised of three members to be nominated as follows: we will nominate two members, and XP Controle Participações S.A. will nominate one member. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. Subject to the Central Bank’s approval, in 2022, we will acquire an additional stake corresponding to 11.53% of the capital stock of XP Inc., consequently increasing our interest to 57.58% of the total capital of XP Inc. and 41.63% of its voting capital. The operation and management of all XP Group companies, including XP Inc., will remain independent, segregated and self-governing, preserving the same principles and values in effect before the First Acquisition. XP Group will continue to be controlled by XP Controle’s stockholders, and the current officers and executives of XP Investimentos S.A. and other subsidiaries will remain in charge of their respective business, in order to ensure that XP Investimentos S.A. continues to operate as an open and independent platform, offering its customers a diverse range of its proprietary and third-party products, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers whatsoever. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. Such acquisition will be implemented in three tranches over four years. In the first tranche, Itaú will acquire 51.0% of the total voting share capital of Zup for approximately R$293 million and will control the company On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. The completion of this transaction is subject to the approvals from CADE and the Central Bank of Brazil. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A.(“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling bloc stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.

In July 10, 2019, IRB made a secondary offering of its common shares. With the disposal of the total interest held by the Brazilian Federal Government and BB Seguros in IRB, except for, in relation to the Brazilian Federal Government, by Golden Share, the previously existing controlling bloc was terminated and the capital stock became more diversified. Itaú CorpBanca In April 2016, we completed the merger between Banco Itaú Chile and CorpBanca and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this bloc. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i) postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A.(“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals; (ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and (iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercising put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%. In all cases, Itaú CorpBanca’s governance was not changed. Credit intelligence bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil)S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau. In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence bureau was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation; its control is shared by stockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to running the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of group life insurance business In September 2016, we entered into an agreement for the sale of our group life insurance operations with Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. 186

Acquisition of Citibank retail business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC –Companhia Brasileira de Securitização. On the contract execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40 basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried out on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. c) Unusual events or operations In addition to the items highlighted in item 10.3 b hereto, we highlight the following unusual events: (i) revaluation of tax credit reserves, which include the annual revaluation of balances and the effects from the Constitutional Amendment EC No. 103/2019 to the Social Contribution on Net Income (CSLL) rate that increased to 20% from 15%, complying with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$2,024 and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. The objectives of the program are: (i) to provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who meet several established prerequisites and (ii) to adjust our structures to market reality. In 2018 and 2017, there were no relevant unusual events. 10.4. Executive officers should comment on: a) Significant changes in accounting practices In 2019, IFRS 16 – Leases was adopted. The pronouncement replaced IAS 17—Leases, as well as the related standards (IFRIC 4, SIC 15 and SIC 27). The main changes were that IFRS 16 eliminated the accounting for operating lease agreements for the lessee, presenting one lease model only, which consists of: (a) initially recognizing lease in assets (right-of-use assets) and liabilities (other liabilities) at present value; and (b) recognizing depreciation of right-of-use assets and interest from lease separately in income. We adopted IFRS 16 under the modified retrospective transition method using the following criteria: • unified discount rate, considering a portfolio of similar agreements; • calculation of lease liabilities and right-of-use assets at present value of remaining payments; and • review of lease agreements and terms. Additionally, new financial subleases have not been recorded. In 2018, IFRS 9 – Financial Instruments was adopted replacing IAS 39 – Financial Instruments: Recognition and Measurement. 187

The main changes identified by us due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. We applied the IFRS 9 new criteria retrospectively from January 1, 2016, except that we continue to apply the requirements of IAS 39 for hedge accounting. Additionally, the policy for partial write-off of financial assets changed, in accordance with IAS 8, aligning the recovery behavior of financial assets and their economic realization. Please see our Complete Financial Statements (IFRS), Note 2 – Significant accounting policies, for further information on the policies changed. In 2017 there were no significant changes in the accounting policies. b) Significant effects from changes in accounting policies In 2019, there were no effects from changes in accounting policies. In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in the accounting policies in 2018 negatively impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. In 2017, there were no effects from changes in accounting policies. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2019, 2018 and 2017. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests. General Our main accounting policies are described in Note 2 to our consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined in accordance with such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below: 188

Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: • Maturity term: we consider the maximum contractual period in which we will be exposed to the financial instrument’s credit risk. However, the estimated useful life of assets without a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered for calculation of the expected life, including prepayment and rollover options. • Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit losses. • Probability-weighted loss scenarios: we use weighted scenarios to determine credit losses expected in a proper observation horizon in relation to the classification of stages, considering the forecast based on economic variables. • Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may generate different results than those expected. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly from the initial recognition by using relative and absolute triggers (indicators) that take into account delays and probability of default by product and country. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of our deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments not traded in an active market, including derivatives The fair value of financial instruments, including derivatives not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that consider the Management’s judgment based on market information and conditions in place at the balance sheet date. We rank fair value measurements by using a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of the fair value of financial instruments, including derivatives, as well as of the fair value hierarchy is disclosed in Note 28. The team in charge of pricing assets follows the governance defined by a committee and regulatory circulars and conducts critical analyses of market inputs and periodically revises the index longer deadlines. At the end of monthly closes, our departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include a discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of Brazilian federal government 189 bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of related liabilities. Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies, and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured by using appropriate models and criteria, despite the uncertainty inherent in timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary aimed at the best market practices and the ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semi-annually goodwill is tested for impairment and, on December 31, 2019, 2018 and 2017, we did not identify impairment losses on goodwill.

10.6. Executive officers should describe relevant items that are not evidenced in the issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I—Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II—Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III—Agreements for future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV—Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V—Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. b) Other items not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows: 10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements Not applicable. b) The nature and purpose of the operation Not applicable. c) The nature and amount of liabilities assumed and rights generated in favor of the issuer as a result of the operation Not applicable. 191

10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I—Quantitative and qualitative description of the investments in progress and expected investments II -Sources of investment financing III -Relevant divestitures in progress and expected divestitures The expected investments and divestments, as well as those for 2019, are described in Item 10.3b. At the end of 2019, we had 4,504 branches and points of service in Brazil and abroad, 436 units less than at the end of 2018, when our service network had 4,940 units. The decrease in the number of physical branches and the increase in the number of digital branches are in line with our clients’ profile, who increasingly demand services via digital channels. We closed 2019 with 196 digital branches in Brazil and launched six digital branches in Latin America. Additionally, we still have a relevant volume of investment in technology in 2019, with the purpose of modernizing our platform and develop solutions and services to improve our client experience. The source of funding is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and by minority interests in subsidiaries. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity. Not applicable. c) New products and services, indicating: I—Description of the research in progress that has already been disclosed II—Total amounts spent by the issuer in research to develop new products and services III—Projects in progress that have already been disclosed IV—Total amounts spent by the issuer in developing new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2019 are available on our website: www.itau.com.br/investor-relations. 192

11. PROJECTIONS 11.1. Projections should identify: According to the Material Fact disclosed on 05/04/2020, Itaú Unibanco informed its stockholders and the market in general that the Company’s management has decided to suspend its projections for the year 2020, disclosed through Material Fact on February 10, 2020. 11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: a) state which are being replaced by new projections included in the form and which are being repeated in the form According to the Material Fact disclosed on 05/04/2020, Itaú Unibanco informed its stockholders and the market in general that the Company’s management has decided to suspend its projections for the year 2020, disclosed through Material Fact on February 10, 2020. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2019 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Total loan portfolio: the higher-than-expected growth in Brazil is mainly driven by the higher credit demand from individuals and small and middle-market companies and to the increased corporate securities maintained in portfolio from the corporate segment. Financial margin with clients: the lower-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected level in Consolidated is mainly due to the higher increase in the loan portfolio in Brazil and to the higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019. 193

Commissions and fees and result from insurance operations: the higher-than-expected growth in Consolidated and in Brazil is mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected growth in Consolidated and in Brazil is due to the efficient cost management. Projections for fiscal year 2018 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment. Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations. 194

Projections for fiscal year 2017 (1) Considers USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial margin with clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, Impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower-than-expected growth in Consolidated and in Brazil is mainly driven by lower-than-expected credit origination levels, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower-than-expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects of a Selic interest rate lower than the originally expected one. Commissions and fees and result from insurance operations: a higher-than-expected growth in Consolidated and in Brazil is mainly driven by a higher-than-expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower-than-expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced According to the Material Fact disclosed on 05/04/2020, Itaú Unibanco informed its stockholders and the market in general that the Company’s management has decided to suspend its projections for the year 2020, disclosed through Material Fact on February 10, 2020. 195

The decision to suspend the projections is due to the low visibility of the extent and depth of the effects of the current crisis brought by the COVID-19 pandemic. Management understands that it is prudent not to disclose new forecast at this time, until it is possible to estimate the impacts and extent of the current situation in the Company’s operations more accurately. ITEM 12. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT 12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying: a) The functions of the board of directors and the permanent bodies and committees reporting to the former, indicating: i. whether they have their own internal regulations and, if applicable, the body responsible for the approval, the date of approval, and, in the event the issuer discloses these regulations, where these documents can be found on the Web ii. whether the issuer has a statutory audit committee and, if it does, its main functions, how it works and whether it complies with applicable regulations issued by CVM a.1 Board of Directors The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent on the Board of Directors to: • establish the general business guidelines; • elect and remove officers and establish their functions; • appoint officers to comprise the Executive Boards of the controlled companies as specified; • supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions; • call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call; • express an opinion on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; • resolve upon estimates of results and budgets for investments and respective action plans; • appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws; • resolve on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts in the last annual or semi-annual balance sheet; • resolve upon the payment of interest on capital; • resolve on share buyback, on a non-permanent basis, to be held in treasury, or on its cancellation or disposal; • resolve on the purchase and entry of put and call options supported by shares issued by the Company for purposes of being held in treasury, cancelled or sold, subject to CVM Instruction No. 567/2015, as amended; • resolve on the set up of committees to address specific matters within the scope of the Board of Directors; • elect and remove members of the Audit Committee and Compensation Committee; 196

• approve the operating rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports; • assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; • approve direct or indirect investments and divestitures in ownership interest at amounts higher than fifteen per cent (15%) of the book value of the Issuer as registered in the last audited balance sheet; • state a position on the public offerings of shares or other securities issued by the Company; • decide, within the authorized capital limit, on the increase of capital and the issuance of credit securities and other instruments; and • examine related-party transactions based on the materiality criteria provided for in its own policy, by itself or by one of its committees, provided that a report is submitted to the Board of Directors in the latter scenario. The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting electing the Board, the latter will choose, among its peers, its chairman or two co-chairmen, and it may also have up to three vice presidents. No individual who is 70 years of age on the date of election may be elected to the position of Board member. The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations> Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Directors. a.2 Executive Board Operational and executive duties are the responsibility of the Executive Board, which follow the guidelines established by the Board of Directors. The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, Senior Vice President (“Diretor Geral”), Director Vice President, Executive Officer and Officer, in compliance with the guidelines established by the Board of Directors for filling these positions. The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their replacements take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions. Two officers, one of whom will necessarily be the Chief Executive Officer, Senior Vice President (“Diretor Geral”), Director Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including offering guarantees for third parties’ obligations; (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve on the establishment, closing and move of facilities; and (iv) appoint attorneys. Exceptionally, the Issuer could be represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ general meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only. The structure, composition and powers of the Executive Board are included in the Bylaws and its internal charter, approved by the Board of Directors on February 22, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Board of Directors. 197

a.3 Committees reporting to the Board of Directors Each committee reporting to the Board of Directors has its own internal charter contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the Investor Relations website. a.3.1 Strategy Committee The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Strategy Committee Internal Charter. a.3.2 Nomination and Corporate Governance Committee The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on possible conflicts of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and discussing on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter. The Capital and Risk Management Committee has its own internal charter, approved by the Board of Directors on August 30, 2018, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Nomination and Corporate Governance Committee Internal Charter. a.3.3 Personnel Committee The Personnel Committee is responsible for setting the main guidelines on people. Its duties include, but are not limited to, setting guidelines on the attraction and retention of talented professionals, recruitment and training, and our long-term incentive programs. The Personnel Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules >Personnel Committee Internal Charter. a.3.4 Compensation Committee It is incumbent upon the Compensation Committee to promote discussions on our management compensation-related matters. Its duties include, but are not limited to: developing a compensation policy for our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on March 30, 2017, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter. a.3.5 Capital and Risk Management Committee The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform our capital and risk management-related duties, submitting reports and recommendations on these matters to the Board’s approval. Its duties include, but are not limited to: determining our risk appetite, the expected minimum return on our capital, and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and to the complexity of operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting the improvement of our risk culture. The Capital and Risk Management Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Capital and Risk Management Committee Internal Charter. 198

a.3.6 Audit Committee The Issuer has an Audit Committee, which complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements; the compliance with legal and regulatory requirements; performance, independence and quality of the services provided by independent auditors and the Internal Audit function; and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by SUSEP that are part of the Conglomerate. The Audit Committee members are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All Audit Committee members are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation. The Committee has its own internal charter, approved by the Board of Directors on July 4, 2019, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Audit Committee Internal Charter. a.3.7 Related Parties Committee The Related Parties Committee is responsible for analyzing related-party transactions, in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out transparently and on arm’s length terms. It is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Related Parties Committee. a.3.8 Social Responsibility Committee The Social Responsibility Committee is responsible for defining strategies to strengthen the Company’s corporate social responsibility and monitoring the performance of social institutions related thereto, as well as the initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors on January 31, 2019, disclosed on the Investor Relations website: :www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Social Responsibility Committee. a.4. Internal Audit The Internal Audit is an independent and objective assurance and advisory activity, designed to add value and improve the organization’s operations, as set forth by the International Professional Practices Framework—IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals by way of a systematized and regulated approach to evaluate and improve the efficiency of the risk management, control and governance processes. The purpose of the Internal Audit Department is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. 199

The Executive Audit Officer annually reports on the purpose, level of authority and responsibility of the Internal Audit and confirms its independent performance to the Co-chairmen of the Board of Directors and to the Audit Committee. Any actual or apparent impediment to the independence or objectivity identified will be reported to the Co-chairmen of the Board of Directors and to the Audit Committee. iii. how the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy to engage non-related audit services with the independent auditor, and informing the body responsible for the approval, the date of approval and, in the event the issuer discloses these regulations, where these documents can be found on the Web The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, updated annually, filled out by the Committee based on its direct observation, interviews with Officers who have a relationship with the independent auditors, as well as on the outcome of the qualitative and quantitative survey with areas that have a direct relationship with the independent auditors and the CFOs of foreign units. The Audit Committee formally submits the outcome of this assessment in writing to the engagement partner of the independent auditors, with whom it is discussed at an in-person meeting, and to the Board of Directors. The company has a policy to engage services provided by independent auditors, including non-related audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Board of Directors on March 29, 2018. b) in relation to the members of the board of statutory officers, state its functions and individual powers, indicating whether the board has an internal charter and, if applicable, the body responsible for the approval, the date of approval, and, in the event the issuer discloses this regulation, where this document can be found on the Web The Board of Directors approved the Internal Charter of the Board of Statutory Officers on February 22, 2018. In accordance with this Internal Charter, the operational or executive functions related to management and representation of the Company will be the responsibility of the Executive Board, elected by the Board of Directors. The Chief Executive Officer is responsible for overseeing the performance of the Executive Board, structure the Company’s services and set up internal and operating rules. Senior Vice Presidents (“Diretores Gerais”), Director Vice Presidents, Executive Officers and Officers are responsible for the activities assigned to them by the Board of Directors. The internal charter of the executive board may be accessed on the Company’s website at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Executive Board. c. the date of the set up of the fiscal council, if not permanent, indicating whether the council has an internal charter and, if applicable, the date it was approved by the fiscal council, and, in the event the issuer discloses this regulation, where this document can be found on the Web Set up on a permanent basis at the Annual General Stockholders’ Meeting of July 27, 2018, the Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, review our financial statements for the fiscal year, and issue an opinion on those financial statements, among other duties provided for by Brazilian legislation. It is composed of three to five members and the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee. The Fiscal Council has its own internal charter, updated on July 29, 2019, and is disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules >Rules of the Fiscal Council, including its structure, composition, duties and operation rules. 200

d) mechanisms for evaluating the performance of the board of directors and each body or committee that reports to the board of directors, informing, if applicable: i. the frequency of the evaluation and its scope, stating whether it is only of the specific body or it also includes the individual evaluation of its members ii. the methodology adopted and the main criteria used in the evaluation iii.how the results of the evaluation are used by the issuer to improve the operation of that body iv.whether external consulting or advisory services were engaged The performance of the Board of Directors, its members and its Chairman (or Co-chairmen), as well as of the committees related thereto, is evaluated on an annual basis to verify the performance of our management members, in compliance with the best corporate governance practices. The reelection of members of the Board of Directors and committees considers their good performance in the period and the regular attendance to meetings during the previous term of office, as well as their experience and level of independence. The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-chairmen) of the Board by its members and evaluation of the committees by their members. The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-chairmen) and each committee, as it seeks to reach a high level of specialization during the evaluation. In the evaluation process, specific questionnaires are handed out to the Board of Directors and each one of the committees, and each member of the Board of Directors and the committees is interviewed on an individual basis. The responses are analyzed and compared to the outcomes of previous years, to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process. The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors. Evaluation of the Executive Board Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and cross-goals with other departments. 12.2. Describe the rules, policies and practices related to general stockholders’ meetings, indicating: a) call notice terms According to Article 124, item II of the Brazilian Corporate Law, the term for the first call for general stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting, and eight days for second call. The Annual General Stockholders` Meeting of April 28, 2020 was called with over 30 days in advance. 201

b) duties It is incumbent upon the Annual General Stockholders’ Meeting to: • resolve upon the financial statements and the distribution and investment of profits; • resolve upon the management report and the accounts of the Executive Board; • establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board; • appoint, elect and remove members of the Board of Directors; • approve changes to capital, subject to the authority of the Board of Directors to change the capital up to the authorized capital limit, regardless of a statutory reform; • resolve upon mergers, takeovers, spin-offs or any other forms of corporate restructuring; • resolve upon retained earnings or the allocation to reserves; and • resolve upon stock option plans or stock grant plans for shares issued by the Issuer or its subsidiaries. c) addresses (street or electronic) where the documents related to general stockholders’ meeting will be available to stockholders for analysis Documents to be analyzed at general stockholders’ meetings are available to stockholders on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), as well as on the website of CVM (http://www.cvm.gov.br) or on the website of B3 (www.b3.com.br). Stockholders may also request a copy of said documents by the email investor-relations@itau-unibanco.com.br. d) identification and management of conflicts of interest According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote at meetings that are intended to resolve on appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for any damage caused, and (iii) being required to transfer to the Issuer any advantages obtained. Additionally, while the General Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon. When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders’ Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting. e) request for proxies by management for the exercise of voting rights We make proxies available, according to Attachment 23 to CVM Instruction No. 481/09, for the purpose of offering an additional mechanism to facilitate the attendance of stockholders at general meetings. The Proxy request is fully funded by the Issuer. 202

f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means Stockholders may be represented at general stockholders’ meetings by a proxy, under the terms of Article 126 of Brazilian Corporate Law, provided that the proxy is bearing an identity document and the documents listed below that evidence the validity of the proxy. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. It is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, a member of the Company’s management or a lawyer. a) Legal Entities in Brazil: a certified copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding proxy with signature notarized by a notary public; b) Individuals in Brazil: a proxy with signature notarized by a public notary’s office. In order to facilitate the work of the General Stockholders’ Meeting, the Company suggests that stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by mail or by messenger to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3º andar—Parque Jabaquara São Paulo (SP)—CEP 04344-902 or email drinvest@itau-unibanco.com.br (in this case they must take a hardcopy of the document to the Meeting). g) formalities necessary for accepting a distance voting form, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization. Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below: (i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and (ii) ID document—for Legal Entities: a certified copy of the articles of association/Bylaws, proof of election of management members, and certified copy of the ID documentation of these representatives; and for Individuals: a certified copy of the ID document bearing the stockholders’ picture. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. If they so prefer, the stockholders may send digitalalized copies of the documents referred to in (i) and (ii) above to email drinvest@itau-unibanco.com.br, and, in this case, they should also send the hardcopy of the voting form and the certified copy of other required documents up to seven (7) days before the Meeting to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP)—CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Issuer will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. 203

h) whether the company makes available an electronic system to receive remote voting forms or remote participation Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br, and, accordingly, they will also have to forward the original copy of the voting form and the certified copy of other required documents up to seven (7) days before the Meeting to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP)—CEP 04344-902 i) instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the remote voting form Stockholders representing the minimum percentages set forth in Attachments 21-L-I and 21-L-II of CVM Instruction No. 481/09 may request the inclusion in the remote voting form, respectively, of (i) candidates to the Board of Directors and the Fiscal Council or (ii) proposed resolutions for the Issuer’s annual general stockholders’ meetings. In accordance with the terms set forth in Article 21-L of CVM Instruction No. 481/09, proposals should be forwarded to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar—Parque Jabaquara São Paulo (SP)—CEP 04344-902 or email drinvest@itau-unibanco.com.br Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, pursuant to the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02. The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request, in accordance with Article 21-N of CVM Instruction No. 481/09. j) whether the company makes available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas The Issuer has no forum designed for receiving and sharing stockholders’ comments on the meetings’ agenda. However, it makes a channel available on the Investor Relations website (www.itau.com.br/investor-relations) so that stockholders can send suggestions, criticisms or questions directly to the Board of Directors through link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations > Menu > Contact IR > IR Service). In the subject field, the stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting”. The Annual General Stockholders’ Meeting Manual, published on March 27, 2020, is available on our Investor Relations website: www.itau.com.br/investor-relations > Menu > Reports > Brazilian Securities and Exchange Commission (CVM) > General Meetings > Information on the Annual General Stockholders’ Meeting of April 28, 2020. k) other information required to remote voting and exercise of the remote voting right All information required for stockholders to exercise their remote voting right is included in this Reference Form and in the General Stockholders’ Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, and encouraging all stockholders to exercise their voting right, and transparency in the market. 204

12.3. Describe the rules, policies and practices related to the board of directors, indicating a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary meetings In 2019, the Board of Directors met ordinarily twelve (12) times, four (4) for approving financial statements, and two (2) for seminars. b) if applicable, the provisions in the shareholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board The Shareholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Other > Shareholders’ Agreement—IUPAR. c) rules for identifying and managing conflicts of interest According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with the Issuer’s. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after their election, the elected member must inform the other members of the Board of Directors of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. The members of the Board of Directors can only participate in up to four boards of directors of companies not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If a member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee or by the channels usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed. d) whether the issuer has a policy for nomination of members of the board of directors formally approved, informing, if applicable: i. the body responsible for approving the policy, date of approval, and if the issuer discloses the policy, where on the Web this document can be found ii. main characteristics of this policy, including guidelines on the nomination of members of the board of directors, composition of the body and selection of members The Company has a policy for the nomination of members to the Board of Directors, committees reporting to the Board of Directors and the Executive Board, approved by the Board of Directors on January 31, 2019, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies. The members nominated to the Board of Directors must be highly qualified professionals, with outstanding experience (technical, professional, academic) and aligned with Itaú Unibanco’s values and culture. The nomination process must also consider people with different profiles and characteristics, aimed at complementing duties and diversity, such as gender, race and age group. According to the Nomination Policy, the composition of the Board of Directors should be assessed on an annual basis to ensure the complementary duties of its members. Accordingly, the proposal for reelection of members of the Board of Directors should consider their good performance during the period, experience and attendance at the meetings in the previous term of office. 205

No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. The Board of Directors should be made up of at least 1/3 of independent members and, in the event the number of members is a fraction number, it will be rounded to (i) the nearest higher integer, when the fraction is equal or higher than five tenths (0.5), and (ii) the nearest lower integer, when the fraction is lower than five tenths (0.5). The calculation of vacancies for independent members will include all members qualified in accordance with the Company’s Corporate Governance Policy, regardless of whether they were nominated by controlling or minority stockholders. 12.4 If applicable, describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration Not applicable. 206

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Andre Balestrin Cestare 06/08/1978 Board of Officers member only 04/30/2020 Annual 3 213.634.648-25 Engineer 19 – Other officers No 0.00% Not applicable. Officer Renato Barbosa do Nascimento 10/28/1971 Board of Officers member only 04/30/2020 Annual 3 161.373.518-90 Accountant 19 – Other officers No 0.00% Not applicable. Officer André Sapoznik 02/24/1972 Board of Officers member only 04/30/2020 Annual 4 165.085.128-62 Engineer 19 – Other officers No 0.00% Not applicable. Director Vice President Gilberto Frussa 10/20/1966 Board of Officers member only 04/30/2020 Annual 4 127.235.568-32 Lawyer 19 – Other officers No 0.00% Not applicable. Officer Álvaro Felipe Rizzi Rodrigues 03/28/1977 Board of Officers member only 04/30/2020 Annual 6 166.644.028-07 Lawyer 19 – Other officers No 0.00% Member of the Disclosure and Trading Officer Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Sergio Mychkis Goldstein 282.310.718-57 Not applicable	11/12/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020	Annual No	4 0.00%
Claudia Politanski 132.874.158-32 Member of the Social Responsibility Committee	08/31/1970 Lawyer	Board of Officers member only 19 – Other officers Director Vice President	04/30/2020	Annual No	12 0.00%
Alexsandro Broedel 031.212.717-09 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Executive Officer	04/30/2020	Annual No	7 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/30/2020	Annual No	9 0.00%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/30/2020	Annual No	3 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee	12/05/1958 Business Administrator	Board of Officers member only 19 – Other officers Chief Executive Officer	04/30/2020	Annual No	12 0.00%
José Virgilio Vita Neto 223.403.628-30 Not applicable.	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/30/2020	Annual No	6 0.00%
Rodrigo Luís Rosa Couto 882.947.650-15 Not applicable.	08/08/1975 Business Administrator	Board of Officers member only 19- Other officers Officer	04/30/2020	Annual No	9 0.00%
Fernando Barçante Tostes Malta 992.648.037-34 Not applicable	04/14/1968 Systems Analyst	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	4 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	5 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	2 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable.	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Executive Officer	04/30/2020	Annual No	6 0.00%
Caio Ibrahim David 101.398.578-85 Not applicable.	01/20/1968 Engineer	Board of Officers member only 19- Other officers General Director	04/30/2020	Annual No	4 0.00%

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[Graphic Appears Here] Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/30/2020 Annual 2 252.026.488-80 Business 19- Other officers No 0.00% Member of the Disclosure and Administrator Director Vice President Trading Committee Márcio de Andrade Schettini 05/22/1964 Board of Officers member only 04/30/2020 Annual 5 662.031.207-15 Engineer 19 – Other officers No 0.00% Not Applicable General Director Frederico Trajano Inácio Rodrigues 03/25/1976 Board of Directors member only 04/28/2020 Annual 0 253.929.608-47 Business 29- Other board officers Member of Yes 0.00% Not Applicable Administrator the Board of Directors (independent director) Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/28/2020 Annual 2 066.530.828-06 Pedagogic 29- Other board officers Yes 100.00% Member of the Nomination and Professional Member of the Board of Directors (non- Corporate Governance Committee executive director) Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa 10/03/1954 Board of Directors member only 04/28/2020 Annual 5 771.733.258-20 Business 29- Other board officers Yes 100.00% Administrator Member of the Board of Directors Member of the Personnel Committee (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee

Gustavo Jorge Laboissière Loyola 12/19/1952 Board of Directors member only 04/28/2020 Annual 12 101.942.071-53 Economist 29—Other board members Yes 100.00% Member of the Related Parties Member of the Board of Directors Committee (independent director) Member of the Compensation Committee Chairman of the Audit Committee José Galló 09/11/1951 Board of Directors member only 04/28/2020 Annual 4 032.767.670-15 Business 29—Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors (independent director) Pedro Luiz Bodin de Moraes 07/13/1956 Board of Directors member only 04/28/2020 Annual 12 548.346.867-87 Economist 29—Other board members Yes 100.00% Member of the Compensation Member of the Board of Directors Committee (independent director) Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles 10/20/1959 Board of Directors member only 04/28/2020 Annual 12 551.222.567-72 Banker 29 – Other board members Yes 100.00% Chairman of the Strategy Committee Co-chairman of the Board of Directors Chairman of the Nomination and (non-executive director) Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee

12.5/6—Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/28/2020 Annual 12 252.398.288-90 Engineer 21—Vice President of the Board Yes 81.82% Member of the Strategy Committee of Directors Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/28/2020 Annual 12 014.414.218-07 Business 29—Other board members Yes 81.82% Member of the Personnel Committee Administrator Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/28/2020 Annual 12 007.738.228-52 Engineer 29—Other board members Yes 90.91% Member of the Capital and Risk Co-chairman of the Board of Directors Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
João Moreira Salles 295.520.008-58 Member of the Strategy Committee	04/11/1981 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/28/2020	Annual Yes	3 90.91%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee	05/06/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (Independent member)	04/28/2020	Annual Yes	3 81.82%
Rene Guimarães Andrich 709.926.659-49 Not applicable.	08/04/1971 Accountant	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020	Annual Yes	0 0.00%
Reinaldo Guerreiro 503.946.658-72 Not applicable.	02/10/1953 Accountant	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/28/2020	Annual Yes	3 0.00%
Alkimar Ribeiro Moura 031.077.288-53 Not applicable.	08/09/1941 Economist	Fiscal Council 43 - Fiscal Council (Effective) Nominated by the controlling stockholder	04/28/2020	Annual Yes	4 100.00%
Eduardo Azevedo do Valle 598.809.967-04 Not applicable.	05/24/1957 Engineer	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/28/2020	Annual No	4 0.00%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
João Costa	08/10/1950	Fiscal Council	04/28/2020	Annual	11
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/28/2020	Annual	9
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder		Yes	100.00%
Not applicable.					

Professional experience / Statement of any conviction /Independence criteria

Sergio Mychkis Goldstein - 282.310.718-57

Sergio Mychkis Goldstein has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2015.
Mr. Goldstein was responsible for the Wholesale Legal and Tax departments, carrying out legal services in the following business lines: (i) Investment Banking: coordinating the performance of services in fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services in treasury operations, mainly fund raising with the retail segment, private segment, and institutional investors; (iii) Wealth Management Services: coordinating the performance of the service in asset management operations of the Itaú Unibanco Group, Private Banking, and custody, management and own and third parties' fund management activities; (iv) Allocated Funds and Onlending: coordinating the performance of services to meet corporate banking demands with respect to allocated fund operations (rural and real estate) and onlending operations of funds from BNDES and other external lines; (v) Debt Restructuring: coordinating the performance of the services to meet the demands of the Debt Restructuring Department, both in the corporate and the largest companies in the middle-market segments, basically working on the restructuring of contracts – out of court; (vi) Cross Border Loans/FX: coordinating the performance of services to meet the demands for granting foreign and cross border loans; (vii) High Volumes: coordinating the performance of services to meet the demands for banking products, such as working capital, selling, buying, assignment and discount operations; (viii) Tax Advisory and Litigation issues.
He holds a Bachelor's degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) and a Master's degree in Banking and Finance from the Boston University School of Law, Boston (MA, U.S.).

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Emerson Macedo Bortoloto—186.130.758-60 Claudia Politanski—132.874.158-32 Claudia Politanski has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2013 and currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003. Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and member of the Board of Directors of Hospital Israelita Albert Einstein since 2016. She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), a LL.M. Degree from the University of Virginia and MBA from the Fundação Dom Cabral. Alexsandro Broedel—031.212.717-09 Alexsandro Broedel has been a partner in the Partners Program since 2017, an Executive Officer at the Itaú Unibanco Group since 2015 and Investor Relations Officer since 2017. He has held several positions within the Itaú Unibanco Group including Officer (2012 to 2015). Mr. Broedel has been Full Professor of Accounting and Finance at Universidade de São Paulo (USP) since 2002, teaching in graduate, master and postgraduate programs, and was a Commissioner (2010 to 2012) at the Comissão de Valores Mobiliários (CVM). He was a Consultant (2008 to 2009) at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and a Member of the Audit Committee (2012) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão). Mr. Broedel also was a Member of the Board of Directors of CETIP S.A. – Mercados Organizados (CETIP S.A. – Organized Markets) (2013 to 2017); Member of International Integrated Reporting Committee (IIRC) (2014 to 2019); Member of the International Accounting Standards Board (IASB) since 2010; Member of the Board of Directors of IRB Brasil Resseguros (2015 to 2020). He is also Full Professor at FEA-USP and was Professor (2001 to 2002) at EAESP-FGV; Professor (2005) at Manchester Business School; and Visiting professor at London School of Economics. He holds a Bachelor’s degree in Accounting from the Universidade de São Paulo (USP), PhD in Controllership and Accounting from the Universidade de São Paulo (USP), PhD in Accounting and Finance from Manchester Business School and Bachelor’s degree in Law from the Universidade de São Paulo (USP). Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco’s Audit Committee’s activities. He holds a Bachelor’s degree in Data Processing Technology, a postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP) and, in 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has a MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). 215

Tatiana Grecco—167.629.258-63 Tatiana Grecco has been an Officer at the Itaú Unibanco Group since 2017. She has held several positions within the Itaú Unibanco Group including Member of the Board of Directors since 2018. She has been working in the financial and capital markets since 1994, when she joined Itaú Asset Management. She has built a consistent and ascending career throughout the years within the firm, starting as a back-office analyst of institutional and private banking investors’ portfolios. In 1998, she became a portfolio manager of fund of funds. After that, she spent 5 years as senior portfolio manager of fixed income and technical provision and later became the head of technical provision portfolio management. In 2009, Ms. Grecco initiated the indexed business at Itaú Asset Management, through mutual funds and ETFs. In 2014, she also became head of portfolio solutions Brazil. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she is responsible for the market and liquidity risk control at Itaú Unibanco—bank, asset management and broker dealer units. She holds a Bachelor’s degree in civil construction from the Universidade Estadual Paulista (UNESP), post-graduate degree in finance from IBMEC-SP. She holds a Master’s degree on business administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil and completed an executive education program of Risk and Asset Management from Yale University. She is also a Certified Financial Planner (CPF) since 2009. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher has been a partner in the Partners Program since 2010 and CEO of the Itaú Unibanco Group since 2017. He has held several positions within the Itaú Unibanco Group including Wholesale Banking General (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005); a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar–Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. 216

José Virgilio Vita Neto—223.403.628-30 José Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011. He started his career at the Itaú Unibanco Group in 2000 and worked as a lawyer until 2003. He was responsible for the wholesale banking’s legal consulting department, particularly, structured operations and real estate loans. Mr. Vita worked as Legal Manager (2003 to 2008), being responsible for the wholesale banking’s legal department, including, particularly, structured operations, real estate loans, foreign exchange, derivatives and project financing; retail legal consulting and administrative and investigative proceedings, including those related to consumer protection bodies. He also worked as Legal Superintendent (2008 to 2009), responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He served as Legal Superintendent (2009 to 2011), being responsible for the Retail Legal Consulting, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings and criminal cases. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), a Master’s degree in Civil Law – Contracts from the University de Salamanca, Spain, a PhD in Civil Law – Contracts from the Universidade de São Paulo (USP) and Authentic Leadership Development from Harvard. Rodrigo Luís Rosa Couto—882.947.650-15 Rodrigo Luís Rosa Couto (Officer) has been an Officer at the Itaú Unibanco Group since 2011. He has held several positions within the Itaú Unibanco Group including Corporate Risk Superintendent (2008 to 2011). Mr. Couto was an Associate (2005 to 2008) at McKinsey & Company and Inspector (1998 to 2003) at the Banco Central do Brasil. He participated in an internship program at Financial Stability Institute of the BIS where he worked on the development and was a member of the teaching staff of a training course for bank supervisors of regulatory authorities worldwide (2003). He holds a Bachelor’s degree in Business Administration, Finance major, from the Universidade Federal do Rio Grande do Sul, a Master’s degree in Business Administration, Finance major, from The Wharton School, University of Pennsylvania. Fernando Barçante Tostes Malta—992.648.037-34 Fernando Barçante Tostes Malta has been a partner in the Partners Program since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015. He has held several positions within the Itaú Unibanco Group working for the Internal Controls and Compliance Officer from 2016 to this date, responsible for the non-financial risks of the group, starting with Operational Risks and Compliance and, since 2017,Information Security, Anti-Money Laundering and Fraud Prevention, as well as for the coordination of Operational and Underwriting Risk Control of international units; Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services (2015 to 2016). Mr. Malta also was an Officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Financing, Consortia, Insurance and Capitalization Operations (2013 to 2015); Customer Service, Operations and Services Officer of Consumer Credit (cards and financing companies) (2011 to 2013); Customer Service Officer of the Consumer Credit department (cards and financing companies) (2009 to 2011); and Channel and CRM Officer (Unibanco, prior to the merger) (2004 to 2009). He started his career in 1988, working in many different positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and participated in a number of projects/initiatives (1995 to 2008). He also served as Alternate Member of the Board of Directors of Tecnologia Bancária S.A.; Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento; and as Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and Banco Carrefour S.A. He holds a Bachelor’s degree in Information Technology from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ), MBA from the Fundação Dom Cabral. Mr. Malta also attended an extension course in Strategy from the Kellogg School of Management (FDC) and extension course in Banking Management from the Swiss Finance Institute. 217

Paulo Sergio Miron—076.444.278-30 Paulo Sergio Miron has been a partner in the Partners Program since 2019 and an Executive Officer at the Itaú Unibanco Group since 2015. He is also Member of the Audit Committee of Porto Seguro S.A.; Member of the Fiscal Council of Maria Cecilia Souto Vidigal Foundation; and Executive Officer of the Instituto Unibanco. He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015) and the partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). At PricewaterhouseCoopers, Brasília, Federal District (DF), Brazil, Mr. Miron was a Partner (2001 to 2008) and he also was the partner responsible for PwC Brazil’s department for the provision of services to the government (2004 to 2008) and the partner responsible for PwC Brazil’s banking department (1997 to 2008). He has also been the coordinator of PwC Brazil’s department of training at financial institutions for over 10 years, and worked as a college professor for a number of years teaching courses related to the financial market. He is a member of the Brazilian Institute of Accountants and a speaker at many seminars related to financial instruments and auditing. He holds a Bachelor’s degree in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from Universidade Mackenzie, São Paulo, Brazil. Adriano Cabral Volpini—162.572.558-21 Adriano Cabral Volpini has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2012. He worked as Superintendent of Prevention of Unlawful Acts (2005 to 2012), Manager of Prevention of Unlawful Acts (2004 to 2005), Inspection Manager (2003 to 2003), Inspector (1998 to 2003) and Auditor (1996 to 1997) and worked in the Branch Operation Department (1991 to 1996). He also holds management positions in companies of the Itaú Unibanco Group. He holds a Bachelor’s degree in Social Communication from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, postgraduate degree in Accounting and Financial Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC). Leila Cristiane Barboza Braga de Melo—153.451.838-05 Leila Cristiane Barboza Braga de Melo Melo has been a partner in the Partners Program since 2007 and an Executive Officer at the Itaú Unibanco Group since 2015. She is currently responsible for the entire Legal Department, Government Relations, Corporate Communication and, since 2014, she has also been designated as the Ombudsman Officer. She has held several positions within the Itaú Unibanco Group including Officer (2010 to 2015). She started her career at the Itaú Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others and was elected Deputy Officer in 2008. She is also a Member of W.I.L.L. – Women in Leadership in Latin America (nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) and attended a Specialization course on Financial Law and Capital Markets from the Brazilian Institute of Capital Markets and on Fundamentals of Business Law from New York University (NYU) and Fellows Program – IWF Leadership Foundation. 218

Caio Ibrahim David—101.398.578-85 Caio Ibrahim David has been a partner in the Partners Program since 2010 and a Head of Wholesale Bank at the Itaú Unibanco Group since 2019. Currently, he is responsible for Institutional Treasury and also for Planning of the Wholesale Bank. He has held several positions within the Itaú Unibanco Group including Vice President (2013 to 2019). He joined the Group in 1987 as a trainee, working in the controllership, and market and liquidity risk control departments and was elected Officer in 2003. He worked in the areas of Risk, Finance and Operations. In 1998, he was a Summer Associate in the Global Risk Management department at Bankers Trust Co. in New York. He participated as Board member at Banco Itaú BBA S.A. and Porto Seguro S.A. (2013 to 2015). At Rede, Itaú Unibanco´s investee, he worked as Vice Chairman of the Board of Directors (2010 to 2012). Mr. David also served as Chairman of the Advisory Board of the Fundo Garantidor de Crédito (FGC) (2013 to 2015). He holds a Bachelor’s degree in Mechanical Engineering at Universidade Mackenzie, postgraduate degree in Economics and Finance at the Universidade de São Paulo (USP), Master’s degree in Controllership also at Universidade de São Paulo (USP) and MBA at New York University with major in Finance, Accounting and International Business. Milton Maluhy Filho—252.026.488-80 Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions within the Itaú Unibanco Group including CEO of Itaú CorpBanca (Chile) (2016 to 2018) in charge of the merger of two banks, CorpBanca and Banco Itaú Chile. He started his career at the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Márcio de Andrade Schettini—662.031.207-15 Márcio de Andrade Schettini has been a partner in the Partners Program since 2007 and a Head of Retail Bank at the Itaú Unibanco Group since 2015. He has held several positions within the Itaú Unibanco Group including Executive Vice President (2004 to 2015). He holds a Bachelor’s degree in Electric Engineering and a Master´s degree from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ), where he also attended a specialization course on mathematical systems and modeling. He also has a Master of Science degree in Finance from the University of London – SOAS and attended the OPM – Owners/President Management Program at Harvard University. 219

Andre Balestrin Cestare—213.634.648-25 Andre Balestrin Cestare has been an Officer at the Itaú Unibanco Group since 2017. He was the Finance Superintendent responsible for the financial planning of the Retail Banking, the analysis and disclosure of results and changes from budget; budgeting and monitoring the performance of products under Retail management (2016 to 2017); he was also responsible for the Accounting Management of Loan Operations and contact to regulatory bodies, including sending regulatory information on loan portfolio, and calculating and controlling the allowance for loan losses (2015 to 2016); responsible for preparing, analyzing and disclosing the managerial budget, calculating managerial result by product, sales channel and operation, and costing model calculations (2014 to 2015); responsible for preparing, analyzing and disclosing the managerial budget (2012 to 2014); and responsible for calculating the Treasury managerial result, providing support to management of structural and proprietary positions, and supporting the Treasury result budget (2010 to 2012). He holds a Bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), a postgraduate degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral. Renato Barbosa do Nascimento—161.373.518-90 Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017. He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In this period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries. Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Central Bank of Brazil. Mr. Nascimento served as Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). He holds a Bachelor’s degree in Accounting and in Business Administration from Universidade Paulista. He also holds a Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. 220

André Sapoznik—165.085.128-62 André Sapoznik has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2016. He started his career at the Itaú Unibanco Group in 1998 and was elected Officer in 2009. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and MBA from Stanford University Graduate School of Business. Gilberto Frussa—127.235.568-32 Gilberto Frussa has been a partner in the Partners Program since 2010 and an Officer at the Itaú Unibanco Group since 2006, being the Chief Compliance Officer since 2017. He has held several positions within the Itaú Unibanco Group including Member of the Decision-Making Council at EFPC – Fundação Itaú Unibanco Complementary Pension Plan since 2017. He was also a partner (1993 to 1995) at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department; a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A.; and a Law trainee and legal assistant in the Contracts and Intellectual Property departments (1986 to 1989) at Pinheiro Neto –Advogados. Mr. Frussa was also Chairman of the Legal Affairs Committee (2012 to 2015) of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) and an Effective Member of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) in the capacity of representative of the Associação Nacional dos Bancos de Investimento (ANBID) (2000 to 2003) and in the capacity of representative of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2011 to 2013). He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP). Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Institutional Legal (M&A (Mergers and Acquisitions), Antitrust, Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property), as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan businesses). He started his career at the Itaú Unibanco Group in 2005 previously as a Manager and a Superintendent (2005 to 2014). He has also worked in the Corporate and Contracts departments (1998 to 2005) of Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the University of São Paulo (USP). He also attended a Specialization course in Corporate Law at the Pontifical Catholic University of São Paulo (PUC-SP) and holds a Master’s degree (“Master of Laws” – L.L.M.) from Columbia University Law School in New York, U.S. 221

Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (non-executive Member) has been a Member of the Board of Directors since 2018. She was Member of the Board of Directors at the Itaú Unibanco Group (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa – Investimentos Itaú S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017); and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with a minor in School Administration from the Pontificia Universidade Católica de São Paulo (PUC-SP); a Master’s degree in Educational Psychology from the Pontificia Universidade Católica de São Paulo (PUC-SP); Graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors since 2015. He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; Member of the Board of Directors of Cia. Hering since 2017; and Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors at Fundação OSESP (São Paulo Orchestra) (2012 to 2019), and is presently a Board Member at UN Foundation (USA) since 2011; Member of the Board of Directors at Instituto Empreender Endeavor since 2008 (Chairman since 2015); Member of the Board of Directors at Almar Participações S.A. since 2013; and Member of the Investment Committee at Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors since 2006 and President of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003, and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasĺlia and a PhD in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. José Galló - 032.767.670-15 José Galló (Independent Member) has been a Member of the Board of Directors since 2016. Mr. Galló is currently Chairman of the Board of Directors at Lojas Renner; Member of the Board of Directors since 1998, having held the position of Chairman of this Board between 1999 and 2005, and is currently Chairman of the Strategic Committee and member of the Sustainability Committee. He was Superintendent of Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. He has over 30 years of experience in retailing, having been a member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a member of the Board of Directors of Localiza Rent a Car S.A. since 2010, having been elected Vice Chairman of this Board in 2019; Member of the Board of Directors of Ultrapar Participações S.A. since 2019. He was a member of the Board of Directors of SLC Agrĺcola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which are related to Lojas Renner S.A. He was also a member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). He is currently an ambassador of Endeavor Brazil in Rio Grande do Sul and Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder 223 or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment.

Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors since 2009. He was Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer (1991 to 1992) at the Banco Central do Brasil (1990 to 1991) and as Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles (non-executive Co-chairman) has been a Co-chairman since 2017 and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions within the Itaú Unibanco Group including CEO (2004 to 2008). Mr. Salles has also been a Chairman of the Board of Directors and CEO of Companhia E. Johnston de Participações since 2008. He has also been a Chairman since 2018; Member of the Board of Directors (2008 to 2015) and CEO (2015 to 2018) at IUPAR – Itaú Unibanco Participações S.A., having previously served as Chairman (2008 to 2012). He has served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (2009 to 2012), as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to 2009) and as Member of the Board of Directors of Totvs S.A. (2010 to 2017). Mr. Salles has also been the Chairman of the Steering Committee of the since 2017. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University, both in the United States. Ricardo Villela Marino - 252.398.288-90 Ricardo Villela Marino (non-executive Vice President) has been a Vice President since 2020 and he was also the Member of the Board of Directors (2008 a 2020) and Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions within the Itaú Unibanco Group since 2004 including Vice President (2010 to 2018).He has also been an Alternate Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, U.S. 224

Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal (non-executive Member) has been a Member of the Board of Directors since 2007. He has held several positions within the Itaú Unibanco Group including Vice President (1996 to 2015); Investor Relations Officer (1995 to 2015); Executive Officer (1993 to 1996) and Managing Officer (1988 and 1993). Mr. Setubal has also served as CEO and Investment Relations Officer since 2015; Vice Chairman of the Board of Directors since 2008; Member of the Disclosure and Trading Committee since 2009 and Coordinator since 2015; Member of the Investment Policies Committee (2008 to 2011); Coordinator of the Investments Committee and Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017 at Itaúsa – Investimentos Itaú S.A. Mr. Setubal has also served as Member of the Board of Directors at Associação Brasileira das Companhias Abertas (ABRASCA) (Brazilian Association of Listed Capital Companies)(1999 to 2017); and has been Financial Officer of Museu de Arte Moderna de São Paulo (MAM) (São Paulo Museum of Modern Art) since 1992; Vice Chairman of the Board of Directors at Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation) since 2017 (and Member since 2009); and Chairman of the Decision-Making Council at Museu de Arte de São Paulo (MASP) (São Paulo Art Museum) since 2018. He holds a Bachelor’s and postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course at INSEAD (France). Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal (non-executive Co-chairman) has been a Co-chairman since 2017 and he was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions within the Itaú Unibanco Group including Senior Vice President (“Diretor Geral”) (1990 to 1994). Mr. Setubal has been a Member of the Board of Directors and of the Audit Committee of Royal Dutch Shell (Netherlands) since 2017. He has served as Vice President since 1994 at Itaúsa – Investimentos Itaú S.A. and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015, he has been a Co-chairman of the WEF (World Economic Forum). He has also been a member of the Economic and Social Development Board of the Presidency of the Republic of Brazil (CDES) since 2016. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), Brazil and a Master’s degree in Science Engineering from the Stanford University, California, U.S. João Moreira Salles - 295.520.008-58 João Moreira Salles (non-executive Member) has been a Member of the Board of Directors since 2017. He is an Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018 and held the position of Member of the Board of Directors (2015 to 2018). He has also been on the Board of XP Investimentos S.A. since 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) through his role in the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaĺba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he was an Investment Banker at J. P. Morgan Chase, in New York (2011 to 2013). He holds a Bachelor’s degree in Economics from INSPER, a Master’s degree in Economics from Columbia University, GSAS, a Master’s degree in Finance from Columbia University, GSB, and a PhD in Economic Theory from the Universidade de São Paulo (FEA-USP). 225

Marco Ambrogio Crespi Bonomi—700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors since 2017. He has held several positions within the Itaú Unibanco Group since 1998 including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was a Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at New York University. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. Reinaldo Guerreiro—503.946.658-72 Reinaldo Guerreiro (Member) has been an Alternate Member of the Fiscal Council since 2017. He has been a Member of the Board of Directors since 2016; Member of the Risk and Finance Committee of Petrobrás Distribuidora S.A. since 2016; Member of the Strategic Committee of Petróleo Brasileiro S.A. since 2016; Member of the Board of Directors of Cia. de Saneamento Básico do Estado de São Paulo – SABESP (Basic Sanitation Company of the State of São Paulo) since 2007 and Independent Member of the Audit Committee (2007 to 2017); Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro works as Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation. He is Full Professor and Congregation Member of the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP), having been Head of the Accounting Department in two terms of office, Principal (2010 to 2014), and is currently Vice Head of the Accounting and Actuarial Department. He holds a Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of the Universidade de São Paulo (FEA-USP); a Master’s degree in Accounting from FEA-USP; a Ph.D. in Controllership and Accounting from FEA-USP; a Habilitation degree (“livre-docência”) in Controllership and Accounting from FEA-USP.

Alkimar Ribeiro Moura—031.077.288-53 Alkimar Ribeiro Moura (Member) has been an Member of the Fiscal Council since 2016. He has held several positions within the Itaú Unibanco Group including Member of the Audit Committee (2010 to 2015). Mr. Moura is a Retired Economics Professor at the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017), and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados (Cetip S.A. – Organized Markets). Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions within the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Brazil, a Master`s degree from the University of California, Berkeley, and a PhD in Applied Economics from the Stanford University, California, U.S. Eduardo Azevedo do Valle—598.809.967-04 Eduardo Azevedo do Valle (Member) has been an Member of the Fiscal Council since 2016. He is the Chairman of the Board of Directors of Cabo Frio Airport, in charge of its strategy committee since 2018, and he has been the Managing Partner at Valens Brasil Ltda. ME, since 2015. He was an Executive Officer at Oil & Gas at BSM Engenharia S.A. (2014 to 2015); Chief Executive Officer at Asco Participações do Brasil (2012 to 2014) and Apolo Tubulars S.A. (2010 to 2012); CEO at Brasco Logística Offshore (2007 to 2010); Vice President at Praxair Distribution, Inc. for the U.S. and Canada (1999 to 2003); Marketing Officer at White Martins Gases Industriais S.A. (2003 to 2005); Logistics Officer (2005 to 2006); Gas Distribution and Production Manager (1995 to 1998); Financial Administration Manager (1991 to 1992); Member of the Board of Directors of Porto do Forno RJ (2008 to 2010); and Officer at the Brazilian Metal Tubes and Accessories Industry Association (Associação Brasileira da Indústria de Tubos e Acessórios de Metal)(ABITAM) (2010 to 2012). He was the Global Leader of the Praxair, Inc. Distribution Team (1987 to 2002). He holds a Bachelor’s degree in Business Administration from Universidade Federal do Rio de Janeiro (UERJ); a Bachelor’s degree in Electrical Engineering from IME; an MBA in Global Leaders Program from Praxair, Inc.; a postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuel Institute (IBP); IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members; NACD (National Association of Corporate Directors), U.S.: NACD Governance Fellow.

Frederico Trajano Inácio Rodrigues—253.929.608-47 Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors since 2020. He has been Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was a Sales and Marketing Executive Officer, a Commercial Officer, and took charge of the Marketing Office. He started his career in 2000, being responsible for the E-Commerce. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A., since 2005. He worked in the retail and consumer goods industries at Deutsche Bank Securities (1998 to 1999) and in the technology, internet and telecommunication industries at Westsphere Equity Investors (1999 to 2000). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course in Finance at University of California – Berkeley. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling shareholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. João Costa—476.511.728-68 João Costa (Member) has been an Alternate Member of the Fiscal since 2009. He has held several positions within the Itaú Unibanco Group including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa – Investimentos Itaú S.A. since 2009. He was an Effective Member of the Fiscal Council of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association (1997 to 2008). He holds a Bachelor’s degree in Economics from Faculdade de Economia São Luiz—São Paulo, Brazil; Continuing education in Business Administration from the School of Economics and Business Administration of the Universidade de São Paulo (FEA-USP); Management Program for Executives, University of Pittsburgh. José Caruso Cruz Henriques—372.202.688-15 José Caruso Cruz Henriques (Member) has been an Member of the Fiscal Council since 2011 and Chairman of this Board since 2017. He has held several positions within the Itaú Unibanco Group including Officer (1988 to 2003). He has been Executive President of Corhen Serviços Ltda. since 2003. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP) and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Rene Guimarães Andrich—709.926.659-49 Rene Guimarães Andrich (member) has been an Alternate Member of the Fiscal since 2020. He is a member of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee of Hospital de Clínicas de Porto Alegre (HCPA). He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit Courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Paraná Auditores; Senior Auditor at Spaipa S.A. Indústria Brasileira de Bebidas; and Senior Auditor at Ernst & Young. He holds certifications with CCIe – Certification for Board Members (IBGC); CRMA – Certified Risk Management Assurance (The IIA); CIA – Certified Internal Auditor (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and with the Regional Accounting Council (CRC). He holds a Bachelor’s degree in Management from Pontifícia Universidade Católica do Paraná, a postgraduate degree in Controllership from Fundação Getúlio Vargas and a Bachelor’s degree in Accounting from FAE Business School. 228

Type of Conviction Description of the conviction Renato Barbosa do Nascimento—161.373.518-90 N/A André Sapoznik—165.085.128-62 N/A Gilberto Frussa—127.235.568-32 N/A Álvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A Claudia Politanski—132.874.158-32 N/A Sergio Mychkis Goldstein—282.310.718-57 N/A Alexsandro Broedel—031.212.717-09 N/A Emerson Macedo Bortoloto—186.130.758-60 N/A Tatiana Grecco—167.629.258-63 N/A Candido Botelho Bracher—039.690.188-38 N/A José Virgilio Vita Neto—223.403.628-30 N/A Rodrigo Luís Rosa Couto—882.947.650-15 N/A Fernando Barçante Tostes Malta—992.648.037-34 N/A Paulo Sergio Miron—076.444.278-30 N/A Adriano Cabral Volpini—162.572.558-21 N/A Leila Cristiane Barboza Braga de Melo—153.451.838-05 N/A Caio Ibrahim David—101.398.578-85 N/A Milton Maluhy Filho—252.026.488-80 N/A

Márcio de Andrade Schettini—662.031.207-15 N/A Andre Balestrin Cestare—213.634.648-25 N/A Frederico Trajano Inácio Rodrigues—253.929.608-47 N/A Ana Lúcia de Mattos Barretto Villela—066.530.828-06 N/A Fábio Colletti Barbosa—771.733.258-20 N/A Gustavo Jorge Laboissière Loyola—101.942.071-53 N/A José Galló—032.767.670-15 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo Egydio Setubal—014.414.218-07 N/A Roberto Egydio Setubal—007.738.228-52 N/A João Moreira Salles—295.520.008-58 N/A Marco Ambrogio Crespi Bonomi—700.536.698-00 N/A Rene Guimarães Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A Alkimar Ribeiro Moura—031.077.288-53 N/A Eduardo Azevedo do Valle—598.809.967-04 N/A João Costa—476.511.728-68 N/A 230 José Caruso Cruz Henriques—372.202.688-15 N/A

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees Type of audit birth investiture consecutive terms of office Other positions held/roles performed at the issuer Antonio Carlos Barbosa de Oliveira Audit Committee Committee member (effective) Engineer 04/30/2020 Annual 94.74% 528.154.718-68 A Statutory Audit Committee non 06/13/1951 2 Not applicable. adherent to CVM Instruction No. 308/99 Antonio Francisco de Lima Neto Audit Committee Committee member (effective) Economist 04/30/2020 Annual 100.00% 231.877.943-00 A Statutory Audit Committee non 06/13/1965 5 Not applicable. adherent to CVM Instruction No. 308/99 Diego Fresco Gutierrez Audit Committee Committee member (effective) Accountant 04/30/2020 Annual 100.00% 214.970.328-90 A Statutory Audit Committee non 01/24/1970 7 Not applicable. adherent to CVM Instruction No. 308/99 Gustavo Jorge Laboissière Loyola Audit Committee Chairman of the Committee Economist 04/30/20209 Annual 97.37% 101.942.071-53 A Statutory Audit Committee non 12/19/1952 3 Member of the Board of Directors adherent to CVM Instruction No. 308/99 Member of the Related Parties Committee Member of the Compensation Committee Otavio Yazbek Audit Committee Committee member (effective) Lawyer 04/30/2020 Annual 0.00% 163.749.928-06 A Statutory Audit Committee non 07/08/1972 0 Not applicable. adherent to CVM Instruction No. 308/99 Luciana Dias Audit Committee Committee member (effective) Lawyer 04/30/2020 Annual 0.00% 251.151.348-02 A Statutory Audit Committee non 0 Not applicable. adherent to CVM Instruction No. 308/99 01/13/1976 Rogério Paulo Calderón Peres Audit Committee Committee member (effective) Business 04/30/2020 Annual 100.00% 035.248.608-26 A Statutory Audit Committee non Administrator 4 Not applicable. adherent to CVM Instruction No. 308/99 02/02/1962

Gustavo Jorge Laboissière Loyola Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 101.942.071-53 12/19/1952 4 Member of the Board of Directors 04/30/2020 Chairman of the Audit Committee Member of the Related Parties Committee Geraldo José Carbone Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 75.00% 952.589.818-00 08/02/1956 04/30/2020 2 Not applicable. Pedro Luiz Bodin de Moraes Compensation Committee Committee member (effective) Economist 04/30/2020 Annual 100.00% 548.346.867-87 07/13/1956 10 Member of the Board of Directors 04/30/2020 Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee Pedro Moreira Salles Compensation Committee Committee member (effective) Banker 04/30/2020 Annual 100.00% 551.222.567-72 10/20/1959 10 Co-chairman of the Board of 04/30/2020 Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Roberto Egydio Setubal Compensation Committee Chairman of the Committee Engineer 04/30/2020 Annual 100.00% 007.738.228-52 3 Co-chairman of the Board of Directors 10/13/1954 04/30/2020 Member of the Capital and Risk Management Committee Member of the Strategy Committee Alexsandro Broedel Other committees Chairman of the Committee Accountant 04/30/2020 Annual 100.00% 031.212.717-09 Disclosure and Trding 10/05/1974 04/30/2020 6 Executive Officer Committee Investor Relations Officer Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Nomination and (effective) Administrator 04/30/2020 11 Member of the Board of Directors Corporate Governance 09/01/1958 Member of the Personnel Committee Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees Type of audit birth investiture consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 12 Member of the Board of Directors Committee 09/01/1958 04/30/2020 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/30/2020 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/30/2020 5 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/30/2020 Annual 100.00% 014.414.218-07 Social Responsibility Administrator 2 Member of the Board of Directors Committee 09/01/1958 04/30/2020 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee
234

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Álvaro Felipe Rizzi Rodrigues Other committees Committee member Lawyer 04/30/2020 Annual 50.00% 166.644.028-07 Disclosure and Trading (effective) 03/28/1977 6 04/30/2020 Officer Committee Ana Lúcia de Mattos Barreto Villela Other committees Committee member Pedagogic 04/30/2020 Annual 100.00% 066.530.828-06 Nomination and Corporate (effective) Professional 04/30/2020 2 Member of the Board of Directors Governance Committee 10/25/1973 Member of the Personnel Committee Member of the Social Responsibility Committee Ana Lúcia de Mattos Barretto Villela Other committees Committee member Pedagogic 04/30/2020 Annual 100.00% 066.530.828-06 Personnel Committee (efective) Professional 04/30/2020 Member of the Board of Directors 10/25/1973 2 Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee Ana Lúcia de Mattos Barretto Other Committees Committee member Pedagogic 04/30/2020 Annual 100.00% Villela Social Responsiblity (efective) Professional 04/30/2020 2 066.530.828-06 Committee 10/25/1973 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Candido Botelho Bracher Other Committees Committee member Business 04/30/2020 Annual 100.00% 039.690.188-38 Social Responsibility (effective) Administrator 2 Chief Executive Officer Committee 12/05/1958 04/30/2020 235

Carlos Henrique Donegá Aidar Other committees Committee member Economist 04/30/2020 Annual 100.00% 076.630.558-96 Disclosure and Trading (effective) 10/19/1965 6 Committee 04/30/2020 Not applicable. Eduardo Queiroz Tracanella Other committees Committee member Publicist 04/30/2020 Annual 100.00% 272.985.178-05 Disclosure and (effective) 10/01/1974 2 04/30/2020 Not applicable. Trading Committee Claudia Politanski Social Responsibility Committee member Lawyer 04/30/2020 Annual 100.00% 132.874.158-32 Committee (effective) 08/31/1970 04/30/2020 2 Director Vice-President Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Personnel Committee (effective) Administrator 04/30/2020 5 Membe of the Board of Directors 10/03/1954 Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee 236

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% (effective) Administrator 04/30/2020 5 771.733.258-20 Nomination and 10/03/1954 Member of the Board of Corporate Directors Governance Member of the Strategy Committee Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 66.67% (effective) Administrator 04/30/2020 5 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Chairman of the Committee Business 04/30/2020 Annual 100.00% 771.733.258-20 Related Parties Administrator 04/30/2020 3 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee 237

Fábio Colletti Barbosa Other committees Committee member Business 04/30/2020 Annual 100.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/30/2020 2 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee 238
238

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Gustavo Jorge Laboissière Other committees Committee member Economist 04/30/2020 Annual 100.00% Loyola (effective) 12/19/1952 04/30/2020 7 101.942.071-53 Related Parties Committee Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee João Moreira Salles Other committees Committee member Economist 04/30/2020 Annual 100.00% 295.520.008-58 Strategy Committee (effective) 04/11/1981 04/30/2020 3 Member of the Board of Directors José Galló Other committees Committee member Business 04/30/2020 Annual 100.00% 032.767.670-15 Personnel Committee (effective) Administrator 04/30/2020 4 Member of the Board of Directors 09/11/1951 Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 100.00% (effective) 05/06/1956 04/30/2020 3 700.536.698-00 Nomination and Member of the Board of Directors Corporate Member of the Capital and Risk Governance Management Committee Committee Marco Ambrogio Crespi Bonomi Other committees Committee member Economist 04/30/2020 Annual 81.82% (effective) 05/06/1956 04/30/2020 2 700.536.698-00 Capital and Risk Member of the Board of Directors Management Committee Member of the Nomination and Corporate Governance Committee 239 239

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Milton Maluhy Filho	Other committees	Committee member (effective)	Business Administrator	04/30/2020	Annual	75.00%
252.026.488-80	Disclosure and Trading Committee		06/08/1976	04/30/2020	2	
Vice-President Director						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/30/2020	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/30/2020	11	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/30/2020	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/30/2020	7	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee						

240

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date Date of investiture Number of committees Type of audit of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/30/2020 11 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/30/2020 Annual 100.00% 551.222.567-72 Nomination and 10/20/1959 04/30/2020 11 Co-chairman of the Board of Directors Corporate Chairman of the Strategy Committee Governance Chairman of the Personnel Committee Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/30/2020 Annual 100.00% Committee 10/20/1959 04/30/2020 11 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee 241

Pedro Moreira Salles Other committees Committee member Banker 04/30/2020 Annual 66.67% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/30/2020 2 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee 242

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Type of audit Date of Date of Number of committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Renato Lulia Jacob Other committees Committee member Engineer 04/30/2020 Annual 100.00% 118.058.578-00 Disclosure and Trading (effective) 05/10/1974 04/30/2020 2 Not applicable Committee Ricardo Villela Marino Other committees Committee member Engineer 04/30/2020 Annual 100.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/30/2020 10 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/30/2020 Annual 100.00% (effective) 10/13/1954 04/30/2020 11 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/30/2020 Annual 90.91% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/30/2020 11 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee 243

12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Antonio Carlos Barbosa de Oliveira (Independent Member) has been an Independent Member of the Audit Committee since 2018. He has held several positions within Itaú Unibanco Group since 1981 including Vice President (2003 to 2010). He was a Member of the Board of Directors (1994 to 2018) and Executive Officer (2001 to 2018) at Instituto Itaú Cultural. He is a Member of the Board of the Instituto Fernand Braudel de Economia Mundial since 2016 and was Vice Chairman of the Board of Fundo Patrimonial Amigos da Poli in 2012; Officer at Visa Argentina (1997 to 2001); Officer at Associacion de Bancos de la Argentina (ABA)(1994 to 2001); Member of the Steering Committee of the Instituto de Estudos Avançados, Universidade de São Paulo (Institute of Advanced Studies of the University of São Paulo) since 1994. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), a Master of Science degree in Management from the Massachusetts Institute of Technology (MIT) and a Master of Astronomy degree from James Cook University. Antonio Francisco de Lima Neto - 231.877.943-00 Antonio Francisco de Lima Neto (Independent Member) has been an Independent Member of the Audit Committee since 2015.He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2018. He was President of Banco Fibra S.A. (2009 to 2013) and held several positions in Banco do Brasil S.A. including President (2006 to 2009); Vice President of Retail and Distribution (2005 to 2006); Vice President of International Business and Wholesale (2004 to 2005); Commercial Officer (2001 to 2004); Executive Superintendent of the Commercial Board (2000 to 2001); Tocantins State Superintendent (1999 to 2000); and Regional Superintendent of Belo Horizonte (1997 to 1999). Mr. Lima served as a Member of the Board of Directors (2007 to 2009) of Brasilprev Seguros e Previdência S.A.; a Member of the Board of Directors (2006 to 2009) of the Federação Brasileira de Bancos (FEBRABAN); a Member of the Board of Directors (2004 to 2005) of BB Securities Limited; a Member of the Board of Directors (2003 to 2005) of Brasilsaúde Companhia de Seguros; a Member of the Board of Directors (2001 to 2009) of Companhia de Seguros Aliança do Brasil; and a Member of the Board of Directors (2000 to 2007) of BB Previdência – Fundo de Pensão do Banco do Brasil. He holds a Master’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended a Course for Board Members at the Instituto Brasileiro de Governança Corporativa. Mr. Lima also holds a postgraduate degree, Lato Sensu, in Marketing from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and MBA in Training for Executives from the Fundação Dom Cabral. He also holds a Bachelor’s degree in Economics from the Universidade Federal de Pernambuco. Diego Fresco Gutierrez - 214.970.328-90 Diego Fresco Gutierrez (Independent Member and Financial Expert) has been an Independent Member of the Audit Committee since 2014. He has been a Member of the Audit Committee of Itaú Corpbanca (Chile) since 2016 and an Alternate Member of the Board of Directors of Itaú CorpBanca (Chile) since 2018 as well as a member of the Audit Committee of Itaú Corpbanca (Colombia) since 2018. He is also a member of the Audit Committee of Votorantim Cimentos S.A. since 2013 and Independent Advisor in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in compliance internal and external audit issues. Mr. Gutierrez was a partner in charge of accounting advisory and regulatory requirements for the issue of securities abroad at PricewaterhouseCoopers (1990 to 2013) (Brazil, Uruguay, and the United States) and also worked in the audit of financial statements. He holds a Bachelor’s degree in Accounting from Universidad de la República Oriental del Uruguay. Mr. Gutierrez has been a Certified Public Accountant in the United States for the State of Virginia since 2002 and he also is a Public Accountant registered in the Conselho Regional de Contabilidade do Estado de São Paulo. He also attended the Course for Members of Boards of Directors from the Instituto Brasileiro de Governança Corporativa. 244

Otavio Yazbek - 163.749.928-06 Otavio Yazbek (Independent Member) has been an independent member of the Audit Committee since 2020. He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets. Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the U.S. Department of Justice and the Federal Public Attorney’s Office, within the scope of the agreements entered with these authorities, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of INSPER since 2015. He worked as an Officer at the Brazilian Securities and Exchange Commission (CVM)and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006). He holds a Bachelors’ degree in Law from the Law School of the Universidade de São Paulo (USP). Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Member of the Board of Directors since 2006 and President of the Audit Committee since 2017. He was also Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003, and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasĺlia and a PhD in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Dias - 251.151.348-02 Luciana Dias (Independent Member) has been an independent member of the Audit Committee since 2020. She has been a partner at L. Dias Advogados law firm since 2016, working as an advisor for issues related to regulation of financial institutions, broker dealers, fiduciary managers, asset managers, market infrastructure, publicly-held companies, investment funds and other issuers and service providers in the securities market, and issuing opinions on regulation of capital markets, financial market and corporate law. Ms. Dias has been a Member of the Audit Committee at Vale S.A. since 2020; Member of the Audit Committee and Member of the Technical Committee at CERC Serviços de Desenvolvimento de Sistemas para Recebĺveis Ltda. since 2017; Member of the Audit Committee of B3 S.A. - Bolsa, Brasil, Balcão since 2016; Arbitrator at the Market Arbitration Chamber and at the Arbitration and Mediation Chamber (AMCHAM) since 2016. She has been a Professional Master’s Professor of Investment Funds and Securities Market Regulation courses at Fundação Getulio Vargas (FGV), São Paulo, since 2017. She was also a Member of the Board of Directors at BNDES Participações S.A. (2018 to 2020); Member of the Audit Committee at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2018 to 2019); Professor at undergraduate Investment Funds, Securities Market Regulation, Banking Law, Private Equity and Corporate Governance courses at Fundação Getulio Vargas (FGV), Rio de Janeiro (2016); Market Development Officer (2011 to 2015) and Superintendent (2007 to 2010) at the Brazilian Securities and Exchange Commission (CVM). She also worked as an International Associate at Debevoise & Plimpton LLP, New York, U.S. (2005 to 2006). She holds a Bachelor’s degree in Law and a PhD in Business Law from the Law School of the Universidade de São Paulo (USP) and holds a Master’s degree in Science of degree from the Stanford University, California, U.S. 245

Rogério Paulo Calderón Peres - 035.248.608-26 Rogério Paulo Calderón Peres (Independent Member) has been an Independent Member of the Audit Committee since 2016. He has held several positions within the Itaú Unibanco Group including Executive Officer (2007 to 2009) and Officer (2009 to 2014). He is also a Member of the Audit Committee of B3 S.A. – Brasil, Bolsa, Balcão and a Member of the Boards of Directors of Alupar S.A., Via Varejo S.A. and Qualicorp S.A. He also was a CFO for Latin America, a Member of the Financial Management Council and a Member of the Administrative Committee for Latin America at the HSBC Group (2014 to 2016). Mr. Peres was an Executive Vice President (2003 to 2006) at the Bunge Group – Bunge Brasil S.A.; Member of the Boards of Directors of Fosfertil, Ultrafertil and Fertifos; and also Member of the Audit Committees of Bunge Foundation, Bungeprev and Fosfertil. He was also an Active Partner in the divisions of Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products (1981 to 2003) at PricewaterhouseCoopers. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and in Accounting from Paulo Eiró Foundation, São Paulo. He also holds postgraduate degrees and attended special professional courses in E-Business Education Series from the University of Virginia Darden School of Business. Mr. Peres also has an Executive MBA from the University of Western Ontario, Canada, Case Studies in consumer and retail companies. Center for Executive Development Faculty at Princeton University, Business Strategy and Organization. Continuing Education Management and Professional Training, Arundel, England. Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States. Geraldo José Carbone - 952.589.818-00 Geraldo José Carbone (non-management Member) has been a Member of the Compensation Committee since 2019. He has held several positions within the Itaú Unibanco Group including Director Vice-President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was CEO (1997 a 2006), Vice-Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston, and was Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo, São Paulo, Brazil. 246

Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors since 2009. He was Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer (1991 to 1992) at the Banco Central do Brasil (1990 to 1991) and as Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES). He holds Bachelor’s and Master’s degrees in Economics from the Pontificia Universidade Católica do Rio de Janeiro (PUC-RJ) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles (non-executive Co-chairman) has been a Co-chairman since 2017 and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions within the Itaú Unibanco Group including CEO (2004 to 2008). Mr. Salles has also been a Chairman of the Board of Directors and CEO of Companhia E. Johnston de Participações since 2008. He has also been a Chairman since 2018; Member of the Board of Directors (2008 to 2015) and CEO (2015 to 2018) at IUPAR – Itaú Unibanco Participações S.A., having previously served as Chairman (2008 to 2012). He has served as Vice Chairman of the Board of Directors of Porto Seguro S.A. (2009 to 2012), as Chairman of the Board of Directors of E. Johnston Representação e Participações S.A. (2001 to 2009) and as Member of the Board of Directors of Totvs S.A. (2010 to 2017). Mr. Salles has also been the Chairman of the Steering Committee of the since 2017. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. He also attended the international relations master’s program at Yale University and the OPM – Owner/President Management Program at Harvard University, both in the United States. Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal (non-executive Co-chairman) has been a Co-chairman since 2017 and he was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions within the Itaú Unibanco Group including Senior Vice President (“Diretor Geral”) (1990 to 1994). Mr. Setubal has been a Member of the Board of Directors and of the Audit Committee of Royal Dutch Shell (Netherlands) since 2017. He has served as Vice President since 1994 at Itaúsa – Investimentos Itaú S.A. and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum and, since 2015, he has been a Co-chairman of the WEF (World Economic Forum). He has also been a member of the Economic and Social Development Board of the Presidency of the Republic of Brazil (CDES) since 2016. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), Brazil and a Master’s degree in Science Engineering from the Stanford University, California, U.S. 247

Alexsandro Broedel - 031.212.717-09 Alexsandro Broedel has been a partner in the Partners Program since 2017, an Executive Officer at the Itaú Unibanco Group since 2015 and Investor Relations Officer since 2017. He has held several positions within the Itaú Unibanco Group including Officer (2012 to 2015). Mr. Broedel has been Full Professor of Accounting and Finance at Universidade de São Paulo (USP) since 2002, teaching in graduate, master and postgraduate programs, and was a Commissioner (2010 to 2012) at the Comissão de Valores Mobiliários (CVM). He was a Consultant (2008 to 2009) at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and a Member of the Audit Committee (2012) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão). Mr. Broedel also was a Member of the Board of Directors of CETIP S.A. – Mercados Organizados (CETIP S.A. – Organized Markets) (2013 to 2017); Member of International Integrated Reporting Committee (IIRC) (2014 to 2019); Member of the International Accounting Standards Board (IASB) since 2010; Member of the Board of Directors of IRB Brasil Resseguros (2015 to 2020). He is also Full Professor at FEA-USP and was Professor (2001 to 2002) at EAESP-FGV; Professor (2005) at Manchester Business School; and Visiting professor at London School of Economics. Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal (non-executive Member) has been a Member of the Board of Directors since 2007. He has held several positions within the Itaú Unibanco Group including Vice President (1996 to 2015); Investor Relations Officer (1995 to 2015); Executive Officer (1993 to 1996) and Managing Officer (1988 and 1993). Mr. Setubal has also served as CEO and Investment Relations Officer since 2015; Vice Chairman of the Board of Directors since 2008; Member of the Disclosure and Trading Committee since 2009 and Coordinator since 2015; Member of the Investment Policies Committee (2008 to 2011); Coordinator of the Investments Committee and Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017 at Itaúsa – Investimentos Itaú S.A. Mr. Setubal has also served as Member of the Board of Directors at Associação Brasileira das Companhias Abertas (ABRASCA) (Brazilian Association of Listed Capital Companies)(1999 to 2017); and has been Financial Officer of Museu de Arte Moderna de São Paulo (MAM) (São Paulo Museum of Modern Art) since 1992; Vice Chairman of the Board of Directors at Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation) since 2017 (and Member since 2009); and Chairman of the Decision-Making Council at Museu de Arte de São Paulo (MASP) (São Paulo Art Museum) since 2018. He holds a Bachelor’s and postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with a specialization course at INSEAD (France).

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Álvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014, being responsible for the following departments: Institutional Legal (M&A (Mergers and Acquisitions), Antitrust, Corporate Governance, Corporate Paralegal, Contracts and Intellectual Property), as well as for the International Legal Department and the Legal Retail Banking Department (responsible for the legal issues related to products and services of the retail banking, insurance and pension plan businesses). He started his career at the Itaú Unibanco Group in 2005 previously as a Manager and a Superintendent (2005 to 2014). He has also worked in the Corporate and Contracts departments (1998 to 2005) of Tozzini Freire Advogados. He has a Bachelor’s degree in Law from the University of São Paulo (USP). He also attended a Specialization course in Corporate Law at the Pontifical Catholic University of São Paulo (PUC-SP) and holds a Master’s degree (“Master of Laws” – L.L.M.) from Columbia University Law School in New York, U.S. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Ana Lúcia de Mattos Barretto Villela (non-executive Member) has been a Member of the Board of Directors since 2018. She was Member of the Board of Directors at the Itaú Unibanco Group (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa – Investimentos Itaú S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017); and Member of the Advisory Board at Conectas (2003 to 2018). She holds a Bachelor’s degree in Teaching with a minor in School Administration from the Pontificia Universidade Católica de São Paulo (PUC-SP); a Master’s degree in Educational Psychology from the Pontificia Universidade Católica de São Paulo (PUC-SP); Graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Candido Botelho Bracher - 039.690.188-38 Candido Botelho Bracher has been a partner in the Partners Program since 2010 and CEO of the Itaú Unibanco Group since 2017. He has held several positions within the Itaú Unibanco Group including Wholesale Banking General (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005); a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar–Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Carlos Henrique Donegá Aidar - 076.630.558-96 Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee since 2015 at Grupo Itaú Unibanco. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the individual and consolidated financial statements of the Conglomerate; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units; and accounting policies of the Conglomerate. He started his career at the Itaú Unibanco Group in 1986, working as Controllership Officer (2008 to 2014), when he was in charge of the Financial Planning and Managerial Control Office, being responsible for the Conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the Conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the Conglomerate, providing support to the Conglomerate’s cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado and a Postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Claudia Politanski - 132.874.158-32 Claudia Politanski has been a partner in the Partners Program since 2007 and a Vice President at the Itaú Unibanco Group since 2013 and currently leads the Human Resources, Legal, Governmental and Institutional Relations, Corporate Communication and Marketing departments. She is a member of the Executive Committee and she was the secretary of the Board of Directors between 2012 and 2018. She started her career at the Itaú Unibanco Group in 1991 and was elected Officer in 2003. Ms. Politanski has been Vice President of the Executive Board of the Federação Brasileira de Bancos (FEBRABAN) since 2013 and member of the Board of Directors of Hospital Israelita Albert Einstein since 2016. She holds a Bachelor’s Degree in Law from the Universidade de São Paulo (USP), a LL.M. Degree from the University of Virginia and MBA from the Fundação Dom Cabral. Eduardo Queiroz Tracanella - 272.985.178-05 Eduardo Queiroz Tracanella (Member) has been an Officer since 2018 and a member of the Disclosure and Trading Committee since 2019 at Grupo Itaú Unibanco.has been a Member of the Disclosure and Trading Committee since 2019. He joined the Itaú Unibanco Group in 2003, and worked as Electronic Channel Marketing Manager (2003 to 2005), Advertising and Promotions Manager (2005 to 2007), Retail Marketing Superintendent (2007 to 2009), Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018). He holds a Bachelor’s degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Nova Lima, Brazil.

Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors since 2015. He has been a Member of the Board of Directors of Natura Cosméticos S.A. since 2017; Member of the Board of Directors of Cia. Hering since 2017; and Member of the Board of Directors of CBMM since 2015. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors at Fundação OSESP (São Paulo Orchestra) (2012 to 2019), and is presently a Board Member at UN Foundation (USA) since 2011; Member of the Board of Directors at Instituto Empreender Endeavor since 2008 (Chairman since 2015); Member of the Board of Directors at Almar Participações S.A. since 2013; and Member of the Investment Committee at Gávea Investimentos since 2015. He holds a Bachelor’s degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland. João Moreira Salles - 295.520.008-58 João Moreira Salles (non-executive Member) has been a Member of the Board of Directors since 2017. He is an Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018 and held the position of Member of the Board of Directors (2015 to 2018). He has also been on the Board of XP Investimentos S.A. since 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) through his role in the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he was an Investment Banker at J. P. Morgan Chase, in New York (2011 to 2013). He holds a Bachelor’s degree in Economics from INSPER, a Master’s degree in Economics from Columbia University, GSAS, a Master’s degree in Finance from Columbia University, GSB, and a PhD in Economic Theory from the Universidade de São Paulo (FEA-USP). José Galló - 032.767.670-15 José Galló (Independent Member) has been a Member of the Board of Directors since 2016. Mr. Galló is currently Chairman of the Board of Directors at Lojas Renner; Member of the Board of Directors since 1998, having held the position of Chairman of this Board between 1999 and 2005, and is currently Chairman of the Strategic Committee and member of the Sustainability Committee. He was Superintendent of Lojas Renner S.A. (1991 to 1999), when he was elected Chief Executive Officer, a position he held until 2019. He has over 30 years of experience in retailing, having been a member of the Board of Directors of Instituto para Desenvolvimento do Varejo (IDV). He has been a member of the Board of Directors of Localiza Rent a Car S.A. since 2010, having been elected Vice Chairman of this Board in 2019; Member of the Board of Directors of Ultrapar Participações S.A. since 2019. He was a member of the Board of Directors of SLC Agrícola S.A. (2007 to 2016). He was an Officer at Renner Administradora de Cartões de Crédito Ltda., Dromegon Participações Ltda., Realize Participações S.A. and Realize Crédito, Financiamento e Investimento S.A., all of which are related to Lojas Renner S.A. He was also a member of the Decision-Making Council of Instituto Lojas Renner (2008 to 2019). He is currently an ambassador of Endeavor Brazil in Rio Grande do Sul and Officer at Rumos Consultoria Empresarial Ltda. since 1987. He holds a Bachelor’s degree in Business Administration from the São Paulo School of Business Administration of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. 251

Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors since 2017. He has held several positions within the Itaú Unibanco Group since 1998 including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was a Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at New York University. Milton Maluhy Filho - 252.026.488-80 Milton Maluhy has been a partner in the Partners Program since 2011 and a Vice President at the Itaú Unibanco Group since 2019. He is currently acting as Chief Financial Officer and Chief Risk Officer. He has held several positions within the Itaú Unibanco Group including CEO of Itaú CorpBanca (Chile) (2016 to 2018) in charge of the merger of two banks, CorpBanca and Banco Itaú Chile. He started his career at the Itaú Unibanco Group in 2003 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. Renato Lulia Jacob - 118.058.578-00 Renato Lulia Jacob (Member) has been a Member of the Disclosure and Trading Committee since 2019. He has held several positions within the Itaú Unibanco Group including Chief Executive Officer of Itau BBA International plc (Lisbon, Portugal) since 2016, Member of the Board of Directors since 2015 and Member of the Executive Committee. He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and was also Managing Director, Head of CIB Northern Europe (2011 to 2015). He holds a bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), Brazil and an extension course in Advance Management Program from the Wharton – University of Pennsylvania (Philadelphia, U.S.). Ricardo Villela Marino - 252.398.288-90 Ricardo Villela Marino (non-executive Vice President) has been a Vice President since 2020 and he was also the Member of the Board of Directors (2008 a 2020) and Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions within the Itaú Unibanco Group since 2004 including Vice President (2010 to 2018).He has also been an Alternate Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP) and a Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, U.S.

Type of Conviction Description of the conviction Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes - 548.346.867-87 Pedro Luiz Bodin de Moraes - 548.346.867-87 N/A Geraldo José Carbone - 952.589.818-00 N/A Rogério Paulo Calderón Peres - 035.248.608-26 N/A Luciana Dias - 251.151.348-02 N/A Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola - 101.942.071-53 Gustavo Jorge Laboissière Loyola - 101.942.071-53 N/A Otavio Yazbek - 163.749.928-06 N/A Diego Fresco Gutierrez - 214.970.328-90 N/A Antonio Francisco de Lima Neto - 231.877.943-00 N/A Antonio Carlos Barbosa de Oliveira - 528.154.718-68 N/A Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alfredo Egydio Setubal - 014.414.218-07 Alexsandro Broedel - 031.212.717-09 N/A Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 Roberto Egydio Setubal - 007.738.228-52 N/A Pedro Moreira Salles - 551.222.567-72 Pedro Moreira Salles - 551.222.567-72 N/A 253

Alfredo Egydio Setubal - 014.414.218-07 N/A Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 N/A Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 N/A Candido Botelho Bracher - 039.690.188-38 N/A Carlos Henrique Donegá Aidar - 076.630.558-96 N/A Claudia Politanski - 132.874.158-32 N/A Eduardo Queiroz Tracanella - 272.985.178-05 N/A Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 Fábio Colletti Barbosa - 771.733.258-20 N/A João Moreira Salles - 295.520.008-58 N/A José Galló - 032.767.670-15 N/A Marco Ambrogio Crespi Bonomi - 700.536.698-00 Marco Ambrogio Crespi Bonomi - 700.536.698-00 N/A Milton Maluhy Filho - 252.026.488-80 N/A Renato Lulia Jacob - 118.058.578-00 N/A Ricardo Villela Marino - 252.398.288-90 N/A 254

12.9 Existence of marital relationship, stable union or kinship of up to second degree between: a) Issuer’s management members: • Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Member of the Board of Directors). b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group; • Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors) are in the management of parent company Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (Member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (Member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.; 255

Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa – Investimentos Itaú S.A.; Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with cousin Rodolfo Villela Marino, is in the management of parent company Companhia Esa. 12.10 - Inform on the subordination, service provision or control relationships maintained for the last three years between management members of the issuer: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. 12.11. Describe the provision in any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damage caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative or arbitration proceedings, or due to disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from this insurance policy are claims arising from willful misconduct, or gross negligence equivalent to willful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million U.S. dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premium paid in February 4, 2020 and maturing in January 20, 2021 amounted to four million, four hundred and twenty-four thousand, fifty-six Brazilian reais (R$4,424,056) including financial operations tax (IOF). Considering the publication of CVM Guidance Opinion No. 38 of September 25, 2018 regarding the indemnity contracts entered into by publicly-held companies and their management members, the Annual General Stockholders’ Meeting held on April 28, 2020 approved the inclusion of items 5.3 and 5.3.1 in the Bylaws to formalize the possibility of the Issuer’s taking out civil liability insurance or entering into an indemnity contract in favor of its management members, management members of its controlled companies, employees who hold a management position in the Issuer or its controlled companies, as well as those individuals formally nominated to hold management positions in other entities. The indemnity agreement including the contract governance between the Issuer and its management members, approved by the Issuer’s Board of Directors, is available on Itaú Unibanco’s Investor Relations website and on Itaú Unibanco’s page on the CVM website. 256

The Issuer may enter into an indemnity agreement, up to the indemnity limit of three hundred million U.S. dollars (US$300,000,000.00), with members of the Board of Directors, Executive Board, Audit Committee and Compensation Committee, with any employees who hold a management position in the Issuer or its controlled companies, as well as with those individuals formally nominated to hold management positions in other companies or entities (collectively “Beneficiaries”), aimed to reimburse expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction aimed at holding the Beneficiary insured liable for the regular performance of their managerial duties, until the later of the date of the following events: (i) the expiration of the period required for any Proceedings relating to a Beneficiary’s length of service at the Issuer; or (ii) the expiration of the statute of limitations set forth by law for events that may result in the indemnification obligations for the Issuer. To avoid conflict of interest, the reimbursement of any and all Expenses must be reviewed and approved by the Issuer’s Audit Committee, a body consisting entirely of independent members, in accordance with National Monetary Council regulations, which is competent to assess whether the expenses amount is reimbursable by the Issuer. Accordingly, the Audit Committee will assess whether the Beneficiary’s act falls under any of the exclusionary circumstances provided for in the agreement, namely: (i) the act carried out was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. In those cases where a Beneficiary is a member of Itaú Unibanco’s Audit Committee, any indemnifications resulting from proceedings filed against such Beneficiary must be submitted to, reviewed, and approved by the Issuer’s Related Parties Committee, a body consisting exclusively of independent Board members. Additionally, Beneficiaries who may benefit from the resolution or discussion on the payment of expenses will be interdicted from attending any Audit Committee or Related Parties Committee meetings, as applicable, held to resolve or discuss on such payment. Ultimately, the issuer clarifies that Beneficiaries will not be entitled to the indemnification whenever it may arise from proven illicit acts and when any of the following events demonstrably occur: (i) the act carried out was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. 12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8 A - Total Number of Meetings Held by Body Body Meetings Board of Directors (1) 12 Fiscal Council (1) 3 Audit Committee (1) 38 Disclosure and Trading Committee (2) 4 Strategy Committee (3) 3 Capital and Risk Management Committee (3) 11 Nomination and Corporate Governance Committee (3) 2 Related Parties Committee (3) 7 Personnel Committee (3) 3 Compensation Committee (3) 4 Social Responsibility Committee (3) 3 (1) from June 11, 2019 to February 10, 2020 (2) from April 15, 2019 to January 27, 2020 (3) from April 25, 2019 to February 10, 2020 257

B – Consecutive Terms of Office For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2)For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C - Meeting Attendance Percentage For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council and Audit Committee, the meetings heldfrom the moment members took office on June 11, 2019 until February 10, 2020 were considered; b) for the members of the other committees, meetings which have taken place from the moment the members took office on April 25, 2019 until February 10, 2020. c) of the members of the Disclosure and Trading Committee, meetings which have taken place from the moment the members took office on April 15, 2019 until January 27, 2020. d) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas- Net system is disabled. D - Independence Criterion for Members of the Audit Committee All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates. 258

E – Type of Audit Committee It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99. F – Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2019. G – Additional Information We inform that the date of inauguration of the elected representatives is pending approval by the Central Bank of Brazil. Below we present the hierarchy flowchart of said Bodies: 259

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 "m":

I – main professional experience for the past five years, indicating:
- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations.

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
A5 Solutions Telecomunicações	Communication			x
Associacion de Bancos de la Argentina (ABA)	Bank association			x
Associação Brasileira da Indústria de Tubos e Acessórios de Metal (ABITAM – Brazilian Metal Tubes and Accessories Industry Association)	Trade association of Brazilian manufacturers of steel pipes			x
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Cabo Frio Airport	Airport			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Alfa Clube de Seguros (Alfa Insurance Club)	Private association			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alupar S.A.	Holding			x
Apolo Tubulars S.A.	Production of steel pipes for the oil and gas industry			x
Asco Participações do Brasil	Port and logistics support to oil exploration and production			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Alfa S.A.	Multiple-service banking, with commercial portfolio			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco Citibank S.A.	Multiple-service banking, with commercial portfolio			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Fibra S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x

260

Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Previdência – Fundo de Pensão Banco do Brasil	Private pension			x
BB Securities Limited	Holding company			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
BNDES Participações S.A.	Resource and Investment Management			x
Brasco Logística Offshore	Port and logistics support to oil exploration and production			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brasilprev Seguros e Previdência S.A.	Supplementary pension			x
Brasilsaúde Companhia de Seguros	Insurance and pension plan			x
BSM Engenharia S.A.	Company dedicated to load hoist and handling services, as well as port activities and logistics			x
Bunge y Born	Food industry			x
Bungeprev	Multi-sponsored supplementary pension plan entity			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara de Arbitragem do Mercado	Mediation and Arbitration			x
Câmara de Arbitragem e Mediação (AMCHAM)	Mediation and Arbitration			x
Câmara Interbancária de Pagamentos (CIP – Interbank Payment Chamber)	Activities of associations for protection of social rights			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Caixa Econômica Federal (CEF)	Multiple-service banking, with commercial portfolio			x
CBMM	Metallurgy and technology			x
CERC Serviços de Desenvolvimento de Sistemas para Recebíveis Ltda.	Data Processing, Application Service Providers and Internet Hosting Services			x
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
Cia. Transamérica de Hotéis	Hotel			x
Coddera Software	Software			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia de Seguros Aliança do Brasil	Insurance company			x
Companhia E. Johnston de Participações	Holding company		x	
Companhia Paranaense de Gás (COMPAGÁS)	Natural gas distributor			x
Conectas	Non-governmental organization			x
International Monetary Conference	International Organization			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
Deutsche Bank Securities	Investment Bank			x
Dromegon Participações Ltda.	Holding company of non-financial institutions			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
E. Johnston Representação e Participações S.A.	Holding company			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	

261

Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Embratel	Telecommunications			x
Endeavor Brasil	Non-profit organization			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Fellow Ashoka	Non-profit organization			x
Fertifos	Holding company of non-financial institutions			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fosfertil	Ore extraction			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Bunge Foundation	Activities of associations for protection of social rights			x
Fundação Clemente de Faria	Association activities			x
UN Foundation (USA)	International Organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Patrimonial Amigos da Poli (Endowment Friend of Poli)	Association activities			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grupo Bunge – Bunge Brasil S.A.	Agribusiness and food			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
HSBC Group	Multiple-service banking, with commercial portfolio			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
Hospital Israelita Albert Einstein	Hospital care, first-aid and emergency care unit activities			x
Icatu Holding S.A.	Holding company			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Estudos Avançados Universidade de São Paulo (USP - Institute of Advanced Studies of the University of São Paulo)	Education support activities, other than public school financial management			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Fernand Braudel de Economia Mundial	Non-profit organization			x

262

Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lojas Renner	Association activity			x
Instituto para Desenvolvimento do Varejo (IDV – Brazilian Retail Development Institute)	Other professional association activities			x
International Accounting Standards Board (IASB)	Independent body under the oversight of the IFRS Foundation, responsible for developing and approving IFRS			x
International Integrated Reporting Committee (IIRC)	Global authority and steward of matters related to Integrated Accounting Reporting			x
IRB Brasil Resseguros	Reinsurance and retrocession operations			x
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú CorpBanca (Colombia)	Commercial Bank	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa – Investimentos Itaú S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
L. Dias Advogados	Law firm			x
Localiza Rent a Car S.A.	Car rental			x
Lojas Renner S.A.	Chain of apparel department stores			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados	Law firm			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Natura Cosméticos S.A.	Wholesale business of cosmetics and beauty products			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Porto Seguro S.A.	Holding company			x
Porto do Forno RJ	Port and maritime support activities			x
Praxair Distribution, Inc.	Production and distribution of industrial and medical gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada			x
Praxair, Inc.	Production and distribution of industrial gases and cylinders			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Qualicorp S.A.	Brokers and insurance agents for private pension and health insurance plans			x
Realize Crédito, Financiamento e Investimento S.A.	Credit, financing and financial investment services			x
Realize Participações S.A.	Other special partnerships, except for holding companies			x
Renner Administradora de Cartões de Crédito Ltda.	Credit card operator, exclusively for customers of Lojas Renner S.A.			x
Royal Dutch Shell (Netherlands)	Holding company			x
Rumos Consultoria Empresarial Ltda.	Advisory in business management, except for specific technical advisory services			x

263

Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
SLC Agrícola S.A.	Agricultural commodities			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Totvs S.A.	Communication and IT			x
Tozzini Freire Advogados	Law firm			x
Ultrafértil	Terminal operations			x
Ultrapar Participações S.A.	Fuel distribution			x
Universidade de São Paulo (USP – University of São Paulo)	Education institution			x
Vale S.A.	Mining Company			x
Valens Brasil Ltda. ME	Consultancy			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
Via Varejo S.A.	Retail sales			x
Viridi Technologies	Retail sales			x
Visa Argentina	Credit card operator			x
Votorantim Cimentos S.A.	Cement production			x
Westsphere Equity Investors	Fund management services			x
White Martins Gases Industriais S.A.	Production and distribution of industrial and medical gases			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Law firm			x

12.12. OTHER SIGNIFICANT INFORMATION OF ITEM 12.12

a) Regarding meetings held in the past three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2020	Annual	04.28.2020 – 11:00 a.m.	Over 90% of common shares and 31.75% of preferred shares
2019	Annual	04.24.2019 – 11:00 a.m.	Over 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 a.m.	Over 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 15:00 p.m.	Over 90% of common shares
2017	Annual and Extraordinary	04.19.2017 – 3:00 p.m.	Over 90% of common shares and 22% of preferred shares

Audit Committee

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members.

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Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (COAF), among others. Over 2018, training sessions were provided to members of the Audit Committee on Cloud Computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations. In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti-money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In 2017, 2018, and 2019, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics. c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities set up in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Over 2017, 2018, and 2019, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments. Additionally, the Audit Committee held bi-monthly meetings to monitor operations of Itaú CorpBanca in Chile and its branches Also in 2017, 2018, and 2019, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco’s consolidated financial statements as of the year ended December of each year or other topics of the Fiscal Council interest. 265

Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as: Management Report, Form 20-F, Reference Form, and Integrated Report; Changing and creating new policies; Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; Share bonus and share splits; Analyzing the trading of the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance 266

d) In 2019, we developed the following training activities: Training Audience Frequency Adherence Proposal for 2020 Ethics e-learning Up to executive Continues with the Biennial 97.59% course officers biennial cycle Anti-corruption e- Up to executive Continues with the Biennial 96.94% learning course officers biennial cycle Up to superintendents of Continues in 2020 (with Anti-corruption in- the departments Biennial 67.82% new biennial training person course most sensitive to cycle) corruption risk Continues in 2020 for Ethics in workplace Managers and Specific dates 94.74% new managers and workshop coordinators coordinators Unified statement Up to Board of comprising Codes of Annual 97.75% Adherence to the Directors Conduct and corporate Code of Ethics (#) integrity policies Risk Culture Managerial level Those unable to attend (with or without Specific dates 98% in person will thus Program management) attend the course online. 89% up to Continues in 2020 until Risk Culture Coordination level Annual February we reach 100% of Program up to trainee 19 audience Anti-Money Laundering and Up to executive Continues with the Counter Terrorist Biennial 96% officers biennial cycle Financing e- learning course In-person illicit acts prevention lecture (AML and Board of Directors Biennial 100% New lecture on the topic corruption prevention) 267

e) In 2019, the Internal Ombudsman’s Office received 2,344 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c ITEM 13. REMUNERATION OF DIRECTORS 13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web: Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on December 6, 2019 by the Board of Directors, our compensation policy is revised annually by the Compensation Committee, and is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders’ interests. The Compensation Policy guidelines are also applicable to Itaú Unibanco Conglomerate companies abroad, adapted to specific legislations and markets, at the discretion of the Personnel department. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer’s management members as target audiences, we highlight the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. In addition, in order to increase the transparency of our compensation model, as of 2020 we disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as Compensation Policy, discloses to the public compensation model bases and is available on www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members’ Compensation Policy. Additionally, in 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. All members currently comply with this minimum ownership requirement, which must be accomplished up to five years after the members have taken up their functions.

The Issuer also provides a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. For illustrative purposes, the fiscal year to which the compensation refers will be considered, regardless of the year in which it is actually attributed, paid or recognized in the financial statements. b) compensation composition, indicating: i—description of the compensation elements and the objectives of each of them 269

In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer's projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the associates of the Program with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments are made in the long term.

ii – in relation to the last three fiscal years, the proportion of each element in the total compensation

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2019	22%	23%	53%	2%
	2018	24%	29%	45%	2%
	2017	23%	31%	44%	2%
Board of Officers	2019	8%	0%	91%	1%
	2018	9%	0%	90%	1%
	2017	8%	0%	91%	1%
Fiscal Council	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%
	2017	100%	0%	0%	0%
Audit Committee	2019	100%	0%	0%	0%
	2018	100%	0%	0%	0%
	2017	100%	0%	0%	0%

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, are not impacted by performance indicators.

Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members' résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer's purpose of attracting outstanding professionals from different fields and distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is consistent with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation to the members of the Board of Directors is paid in the Issuer's preferred shares.

c) **Annual variable compensation in shares:** for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition.

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b) Annual variable compensation in shares(1): [Graphic Appears Here] (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. b) i. Distribution of annual variable compensation(2): [Graphic Appears Here] (2) In accordance with Resolution No. 3,921 of the National Monetary Council, a portion of the variable compensation must be deferred. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. 271

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: [Graphic Appears Here] Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. iv—reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retain management members, as stock based payments are made in the long term. v – number of members who are not compensated There are no members who are not compensated. 272

c) the main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers With respect to officers, the fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to performance evaluation composed of a behavioral and results evaluation, as shown below: 273

d) how compensation is structured to reflect the evolution of performance indicators: A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is aligned with the issuer’s short-, medium- and long-term interests: Management compensation should be consistent with the risk management policy and be designed as not to encourage behaviors that may increase risk exposure above levels deemed as prudent in the short-, medium- and long-term strategies adopted by the institution. The annual variable compensation takes into account three factors: the management member’s performance; results of the business area; and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partners Shares will subsequently remain unavailable for five- and eight-year terms as from the initial investment in Own Shares. Therefore, variable compensation is paid in at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in realized recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so 274

We have a statutory Compensation Committee that reports to the Board of Directors, and its functions include: Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its functions include: i.i in relation to the Stock Option Plan: a. being responsible for institutional decisions and overseeing their implementation and operation; and b. approving grants of Simple Options. i.ii. in relation to the Partners Program: a. being responsible for the rules set out for adding and removing beneficiaries. ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by: • commissioning salary surveys conducted by specialized consultants; • participating in surveys conducted by other banks; and • participating in specialized forums on compensation and benefits. iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy The Board of Directors assesses the adequacy of the Compensation Policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation. 275

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

13.2 Total compensation predicted for 2020 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	12.00	20.00	6.00	38.00
Number of compensated members	12.00	20.00	6.00	38.00
Annual fixed compensation, comprising:	**38,855,000**	**35,360,000**	**927,000**	**75,142,000**
Salary or management fees	18,329,000	26,100,000	756,000	45,185,000
Direct and indirect benefits	1,080,000	1,763,000	n/a	2,843,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	19,446,000	7,497,000	171,000	27,114,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	780,000	2,702,000	n/a	3,482,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	30,365,000	271,938,000	n/a	302,303,000
Total compensation	**70,000,000**	**310,000,000**	**927,000**	**380,927,000**

The 2020 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million to members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares).Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include the amounts corresponding to INSS related to these portions.

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13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2019 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.75	21.00	6.00	38.75
Number of compensated members	11.75	21.00	6.00	38.75
Annual fixed compensation, comprising:	**28,695,774**	**28,725,299**	**927,000**	**58,348,072**
Salary or management fees	13,560,000	22,320,000	756,000	36,636,000
Direct and indirect benefits	839,274	1,383,299	n/a	2,222,573
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	14,296,500	5,022,000	171,000	19,489,500
Annual variable compensation, comprising:	4,492,146	106,757,590	n/a	111,249,736
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	4,492,146	106,757,590	n/a	111,249,736
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	605,854	1,999,042	n/a	2,604,896
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,732,935	218,050,759	n/a	245,783,694
Total compensation	**61,526,709**	**355,532,690**	**927,000**	**417,986,399**

The 2019 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts may be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include the amounts corresponding to INSS related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was, as follows: Board of Directors: R$5,218,145.99, and Board of Officers: R$13,316,714.34. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

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13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing: Board of Directors Statutory Board of Officers Fiscal Council Total Number of members 11.25 20.83 6.00 38.08 Number of compensated members 11.25 20.83 6.00 38.08 Annual fixed compensation, comprising: 31,268,000 27,271,000 927,000 59,466,000 Salary or management fees 13,886,000 21,728,000 756,000 36,370,000 Direct and indirect benefits 513,000 1,261,000 n/a 1,774,000 Compensation for participation in committees n/a n/a n/a n/a Other (special fees and/or INSS) 16,869,000 4,282,000 171,000 21,322,000 Annual variable compensation, comprising: 3,822,000 85,880,000 n/a 89,702,000 Bonuses (1) (1) (1) (1) Profit sharing 3,822,000 85,880,000 n/a 89,702,000 Compensation for attending meetings n/a n/a n/a n/a Commissions n/a n/a n/a n/a Description of other variable compensation (special fees and INSS) n/a n/a n/a n/a Post-employment benefits 778,142 2,563,160 n/a 3,341,302 Benefits arising from termination of mandate n/a n/a n/a n/a Stock-based compensation including options 22,836,000 161,673,000 n/a 184,509,000 Total compensation 58,704,142 277,387,160 927,000 337,018,302 The 2018 Annual General Stockholders’ Meeting approved an aggregate compensation amount of R$370 million to the members of the management bodies, regardless of the year in which these amounts are effectively attributed or paid. The Annual General Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders’ Meeting or to 10% of the Issuer’s income, whichever is lower. The profit-sharing amounts are included in the table above, which reflects the breakdown of the total amounts the Issuer has agreed to deliver to the management members for 2018, regardless of the year in which the amounts were effectively attributed or paid. Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7 and 13.9. Notes: 1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the bonus item is zero. 2. The portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements. 3. Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in “Other (fees and/or INSS)” refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these portions. 4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15. 5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies. 6. The average compensation amount per member was, as follows: Board of Directors: R$5,218,145.99, and Board of Officers: R$13,316,714.34. For further information on the Partners Program, please see item 13.1. 278

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2017 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.18	21.67	5.58	37.43
Number of compensated members	10.18	21.67	5.58	37.43
Annual fixed compensation, comprising:	**26,719,000**	**25,690,000**	**869,000**	**53,278,000**
Salary or management fees	11,214,000	20,517,000	709,000	32,440,000
Direct and indirect benefits	486,000	1,103,000	n/a	1,589,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	15,019,000	4,070,000	160,000	19,249,000
Annual variable compensation, comprising:	**2,917,000**	**83,050,000**	n/a	**85,967,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	2,917,000	83,050,000	n/a	85,967,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	651,871	2,134,072	n/a	2,785,943
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	18,808,000	181,793,000	n/a	200,601,000
Total compensation	**49,095,871**	**292,667,072**	**869,000**	**342,631,943**

For the 2017 fiscal year, the Annual General Stockholders' Meeting approved the aggregate compensation amount of R$ 320 million payables to management bodies (not including statutory profit sharing, as specified below). The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 to effective members and of R$ 6,000 to alternate members of the Fiscal Council. Of these amounts, those described in the table above were effectively paid.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the breakdown of the total amounts the Issuer has agreed to deliver to the management members for 2017, regardless of the year in which the amounts were effectively attributed or paid.

Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, please see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and Fiscal Council. Additionally, these also refer to dividend-equivalent amounts that would be attributable if the beneficiary was the holder of these shares since the grant of fixed fees in shares; and (ii) the "Stock-based compensation" amounts include INSS amounts related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see sub item 13.15), and the amounts indicated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

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6. The average compensation amount per member was, as follows: Board of Directors: R$4,822,777.16, and Board of Officers: R$13,505,633.20. For further information on the Partners Program, please see item 13.1. 7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017. 13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing: Predicted for 2020 R$, except if otherwise indicated a body Board of Directors Statutory Board of Officers Fiscal Council Total b number of members (people) 12.00 20.00 6.00 38.00 c number of compensated members (people) 12.00 20.00 6.00 38.00 d With respect to bonuses: i minimum amount provided for in the compensation (1) (1) (1) (1) ii maximum amount provided for in the compensation plan (1) (1) (1) (1) iii amount provided for in the compensation plan, should the targets established be (1) (1) (1) (1) iv amount effectivelly recognized in income or loss (1) (1) (1) (1) e With respect to profit sharing: i minimum amount provided for in the compensation (2) (2) (2) (2) ii an maximum amount provided for in the compensation plan (2) (2) (2) (2) iii amount provided for in the compensation plan, should the targets established be (2) (2) (2) (2) iv amount effectivelly recognized in income or loss (2) (2) (2) (2) 1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) in item 13.2. Therefore, the bonus item is zero. As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows: Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv N/A. Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv N/A. Fiscal Council: N/A. 2. (2) “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts approved by stockholders at the Annual General Stockholders’ Meeting. The variable compensation for the year considers: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item “e”); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above). 13.3 - 2019 R$, except if otherwise indicated a body Board of Directors atutory Board of Office Fiscal Council Total b number of members (people) 11.75 21.00 6.00 38.75 c number of compensated members (people) 11.75 21.00 6.00 38.75 d With respect to bonuses: i minimum amount provided for in the compensation (1) (1) (1) (1) ii maximum amount provided for in the compensation plan (1) (1) (1) (1) iii amount provided for in the compensation plan, should the targets established be achieved (1) (1) (1) (1) iv amount effectivelly recognized in income or loss (1) (1) (1) (1) e With respect to profit sharing: i minimum amount provided for in the compensation 2,696,000 64,055,000 - 66,751,000 ii an maximum amount provided for in the compensation plan 6,291,000 149,462,000 - 155,753,000 iii amount provided for in the compensation plan, should the targets established be achieved 4,493,000 106,758,000 - 111,251,000 iv amount effectivelly recognized in income or loss 4,493,000 106,758,000 - 111,251,000 Notes: 1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares) in item 13.2. Therefore, the bonus item is zero. As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows: Board of Directors: d i 22,112,000; d ii 36,852,000; d iii 36,852,000; d iv 27,733,000. 280

Board of Officers: e i 165,614,000; e ii 276,023,000; e iii 276,023,000; e iv 218,051,000.

Fiscal Council: N/A.

The variable compensation minimum and maximum amounts described above were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer's result, the result of the area in which the management member works, and their performance, and it is also possible that the variable compensation will not be paid in case of reduction in the results of the Issuer or of the business area during the deferral period.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation for the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.3 - 2018

R$, except if otherwise indicated

		Board of Directors	itutory Board of Offic	Fiscal Council	Total
a	body				
b	number of members (people)	11.25	20.83	6.00	38.08
c	number of compensated members (people)	11.25	20.83	6.00	38.08
d	With respect to bonuses:				
	i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
	iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e	With respect to profit sharing:				
	i minimum amount provided for in the compensation	2,294,000	51,528,000	-	53,822,000
	ii an maximum amount provided for in the compensation plan	5,351,000	120,232,000	-	125,583,000
	iii amount provided for in the compensation plan, should the targets established be	3,822,000	85,880,000	-	89,702,000
	iv amount effectively recognized in income or loss	3,822,000	85,880,000	-	89,702,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) in item 13.2. Therefore, the bonus item is zero.

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv 22,836,000.

Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv 161,673,000.

Fiscal Council: N/A.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation for the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

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13.3 - 2017

R$, except if otherwise indicated

a. body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b. number of members (people)	10.18	21.67	5.58	37.43
c. number of compensated members (people)	10.18	21.67	5.58	37.43
d. With respect to bonuses:				
i. minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii. maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii. amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv. amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e. With respect to profit sharing:				
i. minimum amount provided for in the compensation	1,751,000	49,830,000	0	51,581,000
ii. an maximum amount provided for in the compensation plan	4,084,000	116,270,000	0	120,354,000
iii. amount provided for in the compensation plan, should the targets established be achieved	2,917,000	83,050,000	0	85,967,000
iv. amount effectively recognized in income or loss	2,917,000	83,050,000	0	85,967,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) in item 13.2. Therefore, the bonus item is zero.

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 11,285,000; d ii 26,332,000; d iii 18,808,000; d iv 18,808,000.

Board of Officers: e i 109,076,000; e ii 254,511,000; e iii 181,793,000; e iv 181,793,000.

Fiscal Council: N/A.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations.

The variable compensation for the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications – how to disclose information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ("Stock Option Plan"), as described below:

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding's preferred shares on B3 – Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares or paying the compensation.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period

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Annual variable compensation in shares: (2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks. This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: 283

(3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. 284

b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners“ of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item “n“ of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Beginning in 2020, variable compensation will be paid 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, maintaining the deferral and the proportion. Partners Program: If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Partners Shares also for three- and five-year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock-Option Plan, provided that the grace period has elapsed (please see sub item “j“ below), upon payment of the strike price (please see sub item “i“ below). Additionally, options may be terminated under certain circumstances, such as 285 termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco conglomerate companies before the grace period (please see sub item “n” below). i) Criteria for setting up the purchase or exercise price Stock-based compensation: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Partners Program: to calculate the reference price of the Issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the (thirty) 30 days prior to calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon option grant and will be determined in the following manner: The option strike price is set up based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus set up will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGP-M inflation index or, in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. 286

m) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock-Option Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary Stockholders’ Meeting. n) Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco conglomerate or if they take up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in internal charter, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”). For further information on the Compensation Policy and the Partners Program, please see item 13.1. For further information on the Stock Option Plan, please see item 13.4. 287

13.5 Stock-based compensation—Determined for the 2020 fiscal year Body Board of Directors Board of Statutory Officers Number of members 12.00 20.00 Number of compensated members 12.00 20.00 option granting year 2020 2020 weighted average strike price of each of the following options: (1) (1) (1) (1) (a) outstanding at the beginning of the year — — (b) lost during the year — — (c) exercised during the year — — (d) expired during the year — — Potential dilution in the case of exercise of all options granted 0.004% 0.008% 0.034% 0.039% Granting of stock options: grant date 05/04/2020 03/01/2021 03/01/2021 03/01/2021 number of options granted 362,268 764,321 3,323,935 3,864,067 50% at the 3th year term for the options to become exercisable 2020 1/3 each year 1/3 each year 50% at the 5th year maximum term to exercise option n/a n/a n/a n/a term of restriction for the transfer of shares Without restriction Without restriction At the 5th and 8th year Without restriction fair value of options on the grant date (1) (1) (1) (1) 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. (1) Not applicable for shares. 3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 4. (1) Not applicable for shares. 13.5 Stock-based compensation—Year ender December 31, 2019 a Body Board of Directors Board of Statutory Officers b Number of members 11.33 21.00 c Number of compensated members 11.33 21.00 option granting year 2019 2019 d With respect to each stock option grant: i. grant date 04/30/2019 03/01/2020 03/01/2020 03/01/2020 ii. Number of options granted 362,268 825,763 3,300,922 3,288,484 50% at the 3th year iii. Term for the options to become exercisable 2020 1/3 each year 1/3 each year 50% at the 5th year iv. Maximum term to exercise option n/a n/a n/a n/a v. term of restriction for the transfer of shares Without restriction Without restriction At the 5th and 8th year Without restriction vi. weighted average strike price: (1) (1) (1) (1) (a) outstanding at the beginning of the year — — (b) lost during the year — — (c) exercised during the year — — (d) expired during the year — — e fair value of options on the grant date f potential dilution in the case of exercise of all options granted 0.004% 0.008% 0.034% 0.034% 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 4. (1) Not applicable for shares. 288

13.5 Stock-based compensation—Year ender December 31, 2017 a Body b Number of members 10.18 Board of Directors c Number of compensated members 10.18 option granting year 2009 2010 2011 2012 2013 2014 2015 2016 2017 d With respect to each stock option grant: i. grant date 03/03/2009 04/17/2010 04/19/2011 02/24/2012 02/24/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 04/30/2016 03/01/2017 05/02/2018 03/01/2018 ii. number of options granted 0 587,729 803,250 94,391 811,610 166,358 257,141 405,536 519,774 464,841 672,867 294,399 304,828 346,645 300,575 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 100% at 2017 1/3 each year 2019 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a Without Without 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year restriction restriction vi. weighted average strike price: (a) outstanding at the beginning of the year R$16.04 R$ 26.06 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year — — — — ——(c) exercised during the year R$ 16.99 — — — — — (d) expired during the year — — — — ——e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 19.97 R$ 25.54 R$ 51.08 R$ 51.08 f potential dilution in the case of exercise of all options granted 0.000% 0.006% 0.008% 0.001% 0.008% 0.002% 0.003% 0.004% 0.005% 0.005% 0.007% 0.003% 0.003% 0.005% 0.005% Continuation a Body b Number of members 21.33 Board of StatutoryOfficers c Number of compensated members 21.33 option granting year 2009 2010 2011 2012 2013 2014 2015 2016 2017 d With respect to each stock option grant: i. grant date 03/03/2009 04/17/2010 03/09/2011 04/19/2011 02/24/2012 04/27/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 02/29/2016 03/01/2017 03/01/2017 03/01/2018 03/01/2018 ii. number of options granted 0 6,178,914 141,068 8,823,767 1,980,720 10,972,829 3,109,008 3,005,933 9,549,062 6,791,844 11,273,277 14,498,966 14,858,069 3,798,528 2,561,776 1,697,050 1,519,935 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 03/09/2014 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 1/3 each year year 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 03/08/2018 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a Without 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year 8th year 8th year 8th year restriction vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 16.04 R$ 26.06 R$ 14.47 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year — — — — — — — — (c) exercised during the year R$ 17.05—R$ 14.47 — — — — — ——(d) expired during the year — — — — — — — — e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 3.79 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 14.64 R$ 25.54 R$ 25.54 R$ 51.08 R$ 51.08 f potential dilution in the case of exercise of all options granted 0.000% 0.063% 0.001% 0.089% 0.020% 0.111% 0.031% 0.030% 0.097% 0.069% 0.114% 0.147% 0.150% 0.038% 0.026% 0.026% 0.023% Notes: 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference onlyto the options, we also included the shares delivered directly(which do not result from the exercise of the option to purchase shares). 2. The amounts are adjusted bythe events occurred in the period (reverse split, bonus, etc.). 3. The item “d) vi. (a)” considers the weighted average exercise price on the grant date, since the options were granted after the beginning of the fiscal year. 4. The item “d ii” considers the balance at the end of the fiscal year 5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction toAssociates is 70% and 30%, respectively. 6. (1) Not applicable to stock grants. 289

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing: Outstanding options at the end of the year ended December 31, 2019 Board of Directors Board of Statutory Officers Number of members 11.75 Number of members 21.00 Body Number of compensated members 11.75 Number of compensated me 21.00 option granting year 2012 Other base years 2012 Other base years Options not yet exercised i. Number 1,714,629 232,420 271,701 3,743,727 10,548,804 50% at the 3th 50% at the 3th ii. Date on which the options will become exercisable 1/3 each year year 2019 1/3 each year year 50% at the 5th 50% at the 5th iii. Maximum term to exercise option n/a n/a n/a n/a n/a At the 5th and At the 5th and iv. Term of restriction to the transfer of shares n/a n/a n/a 8th year 8th year v. Weighted average strike price for the year (1) (1) (1) (1) (1) vi. Fair value of options in the last day of the fiscal year (1) (1) (1) (1) (1) Exercisable options 02/24/2012 04/27/2012 i. Number 0 1,646,732 ii. Date on which the options will become exercisable 12/31/2019 12/31/2019 50% at the 2nd 50% at the 2nd iii. Maximum term to exercise option year year iv. Term of restriction to the transfer of shares - - v. Weighted average strike price for the year R$ 4.67 R$ 4.67 vi. Fair value of options in the last day of the fiscal year R$ 0 R$ 7,690,238 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise 2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 4. (1) Not applicable to stock grants. 290

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised - Year ended December 31, 2019 a Body Board of Directors Board of Statutary Officers b Number of members 11.75 21.00 c Number of compensated members 11.75 21.00 d Options exercised i. Number of shares 0 0 ii. Weighted average strike price - -iii. Difference between the strike price and the market value of shares relating to the options exercised - -e Shares delivered i. Number of shares 3,141,019.00 4,139,893 ii. Weighted average strike price 21.75 21.75 iii. Difference between the strike price and the market value of shares relating to the options exercised -29,986,006 -39,521,842Note:1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised - Year ended December 31, 2018 a Body Board of Directors Board of Statutary Officers b Number of members 11.25 20.83 c Number of compensated members 11.25 20.83 d Options exercised i. Number of shares 4,678,204 2,030,391 ii. Weighted average strike price 30.35 30.35 iii. Difference between the strike price and the market value of shares relating to the options exercised -17,442,509 -7,570,237 e Shares delivered i. Number of shares 2,177,048.00 2,699,479 ii. Weighted average strike price 30.35 30.35 iii. Difference between the strike price and the market value of shares relating to the options exercised -8,117,042.15 -10,064,907Note:1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised - Year ended December 31, 2017 a Body Board of Directors Board of Statutary Officers b Number of members 8.67 21.33 c Number of compensated members 8.67 21.33 option granting year 2010 2011 2012 2013 2014 2015 2010 2011 2012 2013 2014 d Options exercised i. Number of shares 71,799 41,719 80,445 - - - 340,848 260,527 684,718 - -ii. Weighted average strike price 26.52 26.52 26.52 - - - 26.52 26.52 26.52 - -iii. Difference between the strike price and the market value of 101,538 -410,002 113,765 - - - 482,026 -2,560,412 968,325 - -shares relating to the options exercised e Shares delivered i. Number of shares - - 106,787 124,365 125,692 162,876 - - 483,222 662,229 722,994 ii. Weighted average strike price - - 26.52 26.52 26.52 26.52 - - 26.52 26.52 26.52 iii. Difference between the strike price and the market value of - - 151,017 175,876 177,752 -885,850 - - 683,370 936,520 1,022,454 shares relating to the options exercised Note:1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least: a) pricing model Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point. Stock-based compensation: the fair value of shares for stock-based compensation is the market price of the Issuer’s preferred shares on the grant date. Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends. 291

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: Underlying asset price: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and Option grace period: the grace period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value. Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of five (5) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. Stock-based: not applicable. Partners Program: not applicable. d) How expected volatility is determined Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation. Stock-based compensation: not applicable. Partners Program: not applicable. 292

e) If any other characteristic of the option was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program: not applicable. 293

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body. Audit Committee and Bodies w ith Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,571,202,798 28,388,684 4,599,591,482—3,441,127 3,441,127 12,516 20,024,325 20,036,841 100,635 1,873,697 1,974,332—607,488 607,488 Companhia E.Johnston de Participações 5,520 11,040 16,560 — — — — — — Parent Companhia ESA 1,798,200,474—1,798,200,474 — — — — — — Companies Itaúsa—Investimentos Itaú S.A. 1,828,486,356 1,025,837,171 2,854,323,527 322 824,693 825,015 437 2,950,308 2,950,745 — — — IUPAR—Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 — — — — — — Under Alpargatas 129,528,793 42,843,255 172,372,048 ——863—863 ——common control Duratex S.A. 274,166,548—274,166,548 — — — 3,692—3,692 ——(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. 294

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format a Body Board of Directors* Board of Statutory Officers b number of members 4 1 5 7 8 c number of compensated members 4 1 5 7 8 d plan name ITAUBANCO CD (1) Futuro Inteligente ITAUBANCO CD (1) Futuro Inteligente Flexprev PGBL e number of management members that are eligible for retirement 3 1 1 2 3 f conditions for early retirement restated amount of contributions accumulated in 50 years of age 50 years of age 50 years of age 50 years of age 50 years of age the pension plan by the end of last year, less the portion relating to contributions made directly by management g members R$ 38,636,921 R$ 5,259,265 R$ 12,494,879 R$ 20,876,834 R$ 2,172,605 h total accumulated amount of contributions made in the previous year, less the R$ 450,536 R$ 155,318 R$ 520,224 R$ 766,818 R$ 712,000 portion related to contributions made directly by management members i whether there is the possibility of early redemption and, if so, what the No No No No No conditions are Nota: 1. The number of members of each body (item “c”) corresponds to the number of management members that are active participants of the pension plans 2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spinoff process, the account balance of each participant was recorded individually. (*) out of this R$ 605.854,21 (item ‘h’),, R$ 206.486,25 arises from contributions from the sponsor and the remaining amount from Fundação Itaú Unibanco. 13.11. In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council: Year ended December 31,2019 Board of a Body Executive Board Fiscal Council Directors b number of members 11.75 21.00 6.00 c number of members who receive compensation 11.75 21.00 6.00 d Amount of the highest individual compensation 14,560,000 52,060,000 220,500 e Amount of the lowest individual compensation 2,643,000 2,953,000 88,200 Average amount of individual compensation (total compensation divided f 5,236,316 16,930,128 154,350 by the number of compensated members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Year ended December 31,2018 Board of a Body Executive Board Fiscal Council Directors b number of members 11.25 20.83 6.00 c number of members who receive compensation 11.25 20.83 6.00 d Amount of the highest individual compensation 12,941,000 46,880,000 220,500 e Amount of the lowest individual compensation 2,652,000 2,604,000 88,200 Average amount of individual compensation (total compensation divided f 5,218,146 13,316,714 154,500 by the number of compensated members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Year ended December 31,2017 Board of a Body Executive Board Fiscal Council Directors b number of members 10.18 21.67 5.58 c number of members who receive compensation 10.18 21.67 5.58 d Amount of the highest individual compensation 12,228,000 40,918,000 220,500 e Amount of the lowest individual compensation 2,567,000 2,309,000 88,200 Average amount of individual compensation (total compensation divided f 4,822,777 13,505,633 155,642 by the number of compensated members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 295

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer. Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter. 2019 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 69% 0% 0% 2018 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 63% 0% 0% 2017 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 59% 5% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided. Not applicable. 13.15. With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons. The amounts specified in the tables below were attributed as fixed monthly remuneration, benefits and annual variable remuneration. 296

2019 - Compensation received due to the position held in the Issuer R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	331,238,701	-	331,238,701
Companies under common control	-	-	-	-

2018 - Compensation received due to the position held in the Issuer R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	262,054,838	-	262,054,838
Companies under common control	-	-	-	-

2017 - Compensation received due to the position held in the Issuer R$

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	280,978,299	-	280,978,299
Companies under common control	-	-	-	-

13.16. Supply other information that the issuer may deem relevant.

Not applicable.

ITEM 14. HUMAN RESOURCES

14.1 Describe the issuer's human resources, supplying the following information:

a) Number of employees (total, by groups based on the activity performed and by geographic location).

Employees

We had 94,881 employees on December 31, 2019 compared to 100,335 employees on December 31, 2018.

The following tables show the total number of employees for the years ended December 31, 2019, 2018 and 2017, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	**As of December 31,**					**Variation**	
	2019	**2018**	**2017**	**2019-2018**		**2018-2017**	
In Brazil	81,691	86,801	85,537	(5,110)	(5.9)%	1,264	1.5%
Abroad	13,190	13,534	13,795	(344)	(2.5)%	(261)	(1.9)%
Argentina	1,613	1,692	1,700	(79)	(4.7)%	(8)	(0.5)%
Chile	5,755	5,820	5,922	(65)	(1.1)%	(102)	(1.7)%
Colombia	3,326	3,495	3,650	(169)	(4.8)%	(155)	(4.2)%
Uruguay	1,101	1,117	1,122	(16)	(1.4)%	(5)	(0.4)%
Paraguay	869	844	829	25	3.0%	15	1.8%
Europe	212	213	203	(1)	(0.5)%	10	4.9%
Other	314	353	369	(39)	(11.0)%	(16)	(4.3)%
Total	**94,881**	**100,335**	**99,332**	**(5,454)**	**(5.4)%**	**1,003**	**1.0%**

Employees (by operating unit)	**As of December 31,**					**Variation**	
	2019	**2018**	**2017**	**2019-2018**		**2018-2017**	
Retail banking	73,296	77,862	75,768	(4,566)	(5.9)%	2,094	2.8%
Wholesale banking	20,845	21,698	22,630	(853)	(3.9)%	(932)	(4.1)%
Activities with the market and corporation	740	775	934	(35)	(4.5)%	(159)	(17.0)%
Total	**94,881**	**100,335**	**99,332**	**(5,454)**	**(5.4)%**	**1,003**	**1.0%**

297

c) Turnover rate The turnover rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside Brazil, apprentices, expatriates, disability retirees, officers and interns). Total turnover rate 2019 2018 2017 Voluntary 8.7% 3.1% 2.2% Involuntary 8.0% 6.9% 6.9% Notes: Calculation based on total terminations/ (Total employees at the beginning of the period + Total employees at the end of the period)/2. Total employees at the end of the period includes employees at the beginning of the period plus employee hires minus employee terminations. It does not include officers, interns, expatriates and disability retirees. 14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above Committed to speeding up our digital transformation process, we hired employees for the technology area. Nevertheless, we were able to reduce staff in 12 months, as a result of the voluntary severance program and the closure of physical branches in Brazil. The number of our employees was down to 94,881 on December 31, 2019 from 100,335 on December 31, 2018.

14.3. Describe the issuer’s employee compensation policies, stating: a) Salary and variable compensation policy We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consultancies, participation in surveys carried out by other banks, and participation in forums specialized in compensation. The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the Promotion and Merit Policy, which takes into account the employees’ seniority and their individual performance while carrying out duties. Variable compensation in turn acknowledges the level of dedication, results achieved and the short, medium- and long-term sustainability of these results. In addition, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable in respective jurisdictions. b) Benefit policy We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent our employees’ many professional categories. The conditions to enjoy these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) check-up; (v) parking. Granting of these benefits may vary in accordance with the employee’s category and/or the market or regulatory considerations about jurisdictions specifically applicable to a certain employee. Additionally, the following benefits are offered to all employees:—special benefits in banking products and services;—Itaú Unibanco Club;—discounts in accredited fitness centers;—Gympass (large nationwide chain of fitness centers);—discounts and facilities in payment in drugstores;—psychosocial services. c) Characteristics of the stock-based profit sharing plans to employees, identifying: i. beneficiary groups ii. conditions to exercise iii. strike prices iv. exercise terms v. number of shares committed by the plan We have a stock-based profit-sharing program for a specific target audience, acknowledging those who stood out during the relevant year:

We also have an institutional program referred to as Partners Program, whose details are included herein in item 13.4 a) (2). 14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the past three years Itaú Unibanco has a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (work-hour tracking) schemes, among others.

From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees' rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 770 active employees with roles in the various boards of directories of the representative labor unions. As set forth in the collective labor agreement for bank employees, 466 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles.

We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees.

At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company's various means of communication. Among such means are e-mail, videos, electronic media, advertising totems, our internal magazine and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions.

We are a party to an annual round table consisting of labor unions representing bank, insurance and finance employees' professional associations, and employer associations for the collective drafting of agreements that define employee rights and benefits. The banking sector has historically experienced annual strikes. Below is a brief record of labor stoppages:

Year	Stoppage (working days)(1)	Branches closed (%)
2015	14 working days	37.7
2016(2)	22 working days	37.7
2017(2)	-	-
2018(2)	-	-
2019	-	-

(1) These stoppages did not result in losses for Itaú Unibanco since the movement took place across the entire Brazilian financial system.

(2) The collective labor agreements process in 2016 established agreements valid for a period of two years, valid from September 1, 2016 to August 31, 2018. We did not have any strikes or significant interruptions in banking operations in 2017 and 2018.

All these movements and strike action at our branches had a partial impact only. Some branches were able to open during the course of the day and the operations of the branch network were never brought to a complete halt. However, in the past few years, we have noticed a growing volume of transactions executed through our digital channels. This has made a significant contribution to offsetting the effects of strike action on our operations.

The collective labor agreements process in 2018 established agreements valid for a period of two years, valid from September 1, 2018 through to August 31, 2020. We did not have any strikes or significant interruptions in banking operations in 2019.

Notwithstanding the foregoing, we believe that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities.

14.5. Supply other information that the issuer may deem relevant

Not applicable.

302

15.1 / 15.2 – Stockholding position Stockholder CPF/CNPJ Nationality-State Party to Controlling stockholder Last change Stockholders’ Agreement Stockholder resident Name of legal or mandatory Type of CPF/CNPJ abroad representative stockholde Number of common shares Common shares Number of preferred Preferred Total number of shares (Units) Total (Units) % shares (Units) shares % shares % Details by class of shares (Units) Class of share Number (Units) Shares % of shares Itaúsa—Investimentos Itaú S.A. 61.532.644/0001-15 Brazilian- SP Yes Yes 11/26/2018 No 1,943,906,577 39.205000 169,323 0.003000 1,944,075,900 00% 19,8290 Class of share Number of shares Shares % (Units) TOTAL 0 0.000000% BlackRock, INC American No No 11/26/2018 No 0 0.000000 3,569000 349,925.097 7.221000 349,925,097 3.569 Number of shares (Units) Class of share Shares % TOTAL 0 0.000000% 303

IUPAR—Itaú Unibanco Participações S.A. 04.676.564/0001-08 Brazilian-SP Yes Yes 11/26/2018 No 2,564,084,404 51.713000% 0 0.000000% 2,564,084,404 26.153000% OTHERS 450,299,378 9.082% 4,453,874,277 91.912% 4,904,173,655 50,022% Class of Number of shares Shares % share (Units) TOTAL 0 0.000000%

15.1 / 15.2—Stockholding position Stockholder CPF/CNPJ Nationality-State Party to Stockholders’ Controlling stockholder Last change Agreement Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Number of common shares Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares Total shares % (Units) (Units) Details by class of shares (Units) Class of share Number of shares (Units) Shares % TREASURY SHARES—Date of last change: 05/31/2019 0 0.000000% 41,876,292 0.864% 41,876,292 0.427% Class of share Number of shares (Units) Shares % TOTAL 0 0.000000% TOTAL 4,958.290.359 100.000000% 4,845.844.989 100.000000% 9,804.135.348 100.000000%

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition capital stock Itaúsa—Investimentos Itaú S.A. 61.532.644/0001-15 TREASURY SHARES Yes Yes No 0 0.000000 3,500.000 0.063000 3,500.000 0,042000 Class of share Number of shares (Units) Shares % 0 0 0.000000 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/30/2018 No 366,597,129 12.686000 228,938,402 4.147000 595,535,531 7,081000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000

407.919.70 8-09 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0,0010 Class of shareNumber of shares (Units) Shares % TOTAL 0 0.000000 PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY capital stock Itaúsa—Investimentos Itaú S.A. 61.532.644/0001-15 Alfredo Egydio Setubal 014.414.218-07 Brazilian- Yes Yes 12/31/2019 SP No 102,719,174 3.554000 40,915,446 0.741000 143,634,620 1,708000 Class of share Number of Shares % shares (Units) TOTAL 0 0.0000 00

Ana Lúcia de Mattos Barretto Villela					
066.530.828-06	Brazilian-SP	Yes	Yes	12/31/2019	
No					
366,597,103	12.686000	214,443,608	3.884000	581,040,711	6,908000

Class of share	Number of shares (Units)	Shares %
TOTAL	0	0.000000

308

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa—Investimentos Itaú 61.532.644/0001-15 S.A. Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Yes Yes 03/31/2019 No 3,963,896 0.137000 281,671 0.005000 4,245,567 0,050000 Class of shareNumber of shares (Units) Shares % TOTAL 0 0.000000 BlackRock, INC No American No No 10/30/2018 0 0.000000 229,620,576 4.159000 229,620,576 2,730000 Others 279.397.921 9,659 4.149.454.779 75,151 4.428.852.700 52,653 TOTAL 2.889.837.770 100,000 5.520.977.160 100,000 8.410.814.930 100,000

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa—Investimentos Itaú 61.532.644/00 S.A. 01-15 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 12/31/2019 No 8,002,067 0.277000 206 0.001000 8,002,273 0.095000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian- Yes Yes 03/31/2019 SP No 8,002,068 0.277000 2,399 0.001000 8,004,467 0.095000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 12/31/2019 No 8,002,067 0.277000 206 0.001000 8,002,273 0.095000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian- Yes Yes 03/31/2019 SP No 8,002,068 0.277000 2,399 0.001000 8,004,467 0.095000

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa—Investimentos Itaú 61.532.644/00 S.A. 01-15 Companhia ESA 52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018 No 30,285,876 1.048000 3,071,221 0.0560 33,357,097 0,397000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.878-59 Brazilian- Ye Yes 12/31/2019 SP s No 15.571.626 0.539 410,206 0.007000 15,981,832 0.1900 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Companhia ESA 52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018 No 30,285,876 1.048000 3,071,221 0.0560 33,357,097 0,397000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.878-59 Brazilian- Ye Yes 12/31/2019 SP s No 15.571.626 0.539 410,206 0.007000 15,981,832 0.1900 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 60.480.480/00 01-67 Brazilian- No No 12/31/2019 SP No 444,274,541 15.37400 75,567,917 1,369% 519,842,458 6.181% Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Fundação Itaú Social 59.573.030/0001-30 Brazilian-SP No No 10/30/2018 No 337,678,958 11.685000 41,473 0.7510 379,152,270 4,506000 Class of share Number of shares Shares ,312 00 (Units) % TOTAL 0 0.000000 Gabriel de Mattos Setubal 348.338.808-73 Brazilian- Yes Yes 12/31/2019 SP No 3,963,896 0.197000 281,671 0.005000 4,245,567 0.050000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.728-92 Brazilian- Yes Yes 05/31/2019 SP No 15,571,733 0.539 198,908 0.00400 15,778,841 0,1280 Class of share Number of shares (Units) Shares %

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 José Luiz Egydio Setubal 011.785.508-18 Brazilian-SP Yes Yes 12/31/2019 No 90,784,884 3.142000 39,167,115 0.709000 129,951,999 1.545000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Julia Guidon Setubal Winandy 336.694.35 Brazilian- Ye Yes 12/31/2019 8-08 SP s No 20,002,067 0.692000 5.000.206 0.091000 25,002,273 0.297000 Class of share Number of shares (Units) Shares %

TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Yes Yes 03/31/2019 SP No 8,002,071 0.277000 9,147 0.001000 8,011,218 0.095000 Class of share Number of shares (Units) Shares %

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa—Investimentos Itaú 61.532.644/00 S.A. 01-15 Marcelo Ribeiro do Valle Setubal 230.936.378-21 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 12/31/2019 8-00 SP No 16,917,351 0.585000 45.806.071 0.803000 62,723,422 0.746000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Yes Yes 10/30/2018 8-10 SP No 319

2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marina Nugent Setubal 384.422.518-80 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 O. E. Setubal S.A. 61.074.456/00 Brazilian- Ye Yes 12/31/2019 01-90 SP s No 6 0.001000 8 14 0.001 0.001 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Yes Yes 03/31/2019 8-73 SP No 3,963,896 0.137000 281,671 0.005000 4,245,567 0.050000 321

7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa—Investimentos Itaú 61.532.644/00 S.A. 01-15 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 12/31/2019 No 79,593,567 2.754000 41,983,253 0.760000 121,576,820 1.445000 Class of share Number of shares Shares (Units) % TOTAL 0 0.0000 OTHERS 279,397,921 9.659000 4,149,454,799 75,150 4,428,852,700 52,652 Patricia Ribeiro do Valle Setubal 230.936.328-62Brazilian-SP Yes Yes 10/30/2018 No 2,09 0.001000 52,871 0.0010 54,970 0.0010 9 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 323

Paula Lucas Setubal 295.243.528-69Brazilian-SP Yes Yes 10/30/2018 No 2,06 0.001000 206 0.0010 2,273 0.0010 7 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa—Investimentos Itaú 61.532.644/00 S.A. 01-15 Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 10/30/2018 No 20,002,067 0,692000 5,00,206 0.091000 25,002,273 0.297000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paulo Setubal Neto 638.097.88 Brazilian- Yes Yes 12/31/2019 8-72 SP No 57,031,323 1.974 25,358,9 0.459 82,390,258 0.980000 Class of share Number of shares (Units) Shares % 325

TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Yes Yes 12/31/2019 8-99 SP No 102,672,130 3.553000 42,007,814 0.761000 144.679.944 1,720000 Number of share Shares % Class of share (Units) TOTAL 0 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 12/31/2019 No 65,012,941 2.250000 48,397,198 0.877000 113,410,139 1,348000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Roberto Egydio Setubal 007.738.22 Brazilian- Yes Yes 12/31/2018 8-52 SP No 103,192,39 3.571000 38,766,895 0.702000 141,959,290 1,688000 Class of share Number of shares (Units) Shares % 327

TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Yes Yes 10/30/2018 8-81 SP No 65,067,408 2.252000 48,486,6 0.8780 113,554,015 1,3500 07 00 00 Class of share TOTAL 0 Number of shares (units) 0 Shares% 0.000000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Rodrigo Ribeiro do Valle Setubal 230.936.298-02 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 Class of share Number of shares Shares 00 (Units) % TOTAL 0 0.000000 Rudric ITH S.A. 67.569.061/00 Brazilian- Yes Yes 10/30/2018 01-45 SP No 239,380,982 8.284000 189,836,542 3.438000 429,217,524 5.103000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Yes Yes 12/31/2019 8-81 SP No 329 15,572,062 0.539000 1,055,527 0.019000 16,627,589 0.198000

0 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 2,889,837,770 100.000 5,520,977,160 100.000 8,410,814,930 100.000

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock IUPAR—Itaú Unibanco Participações S.A. 04.676.564/00 01-08 Cia. E. Johnston de Participações 04.679.283/0001-09 Brazilian-SP Yes Yes 02/27/2009 No 355,227,092 50.000000 0 0.0000 355,227,092 33.468000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Itaúsa—Investimentos Itaú S.A. 61.532.644/00 Brazilian- Yes Yes 12/15/2017 01-15 SP No 355,227,092 50.00000 350,942, 100.000 706,169,365 66.532 0 273 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 TOTAL 331

710,454, 100.000 350,942, 100.000 1,061,396 100.000 184 000 273 000 ,457 000

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Cia. E. Johnston de 04.679.283/00 Participações 01-09 Fernando Roberto Moreira Salles 002.938.068-53 Brazilian-SP Yes Yes 04/29/2016 No 1,380 25.000000 2,760 25.000 4,140 25.000000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 João Moreira Salles 667.197.39 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00333

Pedro Moreira Salles 551.222.567-72Brazilian-SP Yes Yes 04/29/2 016 No 1,38 25.000000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 334

15.1 / 15.2—Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferredPreferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Cia. E. Johnston de Participações 04.679.283/0001-09 TOTAL 5,52 100.000 11,0 100.000 16.5 100.000 0 000 40 000 60 000 Walther Moreira Salles Júnior 406.935.46 Brazilian- Yes Yes 04/29/2016 7-00 SP No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 335

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/01/2018 No 366,597,129 20.387000 0 0.0000 366,597,129 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 407.919.70 Brazilian- Ye Yes 10/01/20 8-09 SP s 18 No 2.067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % 336

TOTAL 0 0.000000 Alfredo Egydio Setubal 014.414.21 Brazilian- Ye Yes 10/01/2018 8-07 SP s No 102,719,17 5.712000 0 0.0000 102,719,174 5.7120 4 00 00 Class of share Number of shares (Units) Shares % 337

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes Yes 10/01/2018 No 366,597,103 20.382 0 0.0000 366,597,103 20.382 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Beatriz de Mattos Setubal 316.394.318-70 Brazilian-SP Ye Yes 12/18/20 s 18 No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000 338

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Bruno Rizzo Setubal 299.133.36 Brazilian- Ye Yes 11/09/20 8-56 SP s 17 No 8,002,067 0.455000 0 0.0000 8,002,067 0.001000 00 Class of share Number of shares (Units) Shares % 339

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes Yes 12/18/2018 No 8,002,068 0.445 0 0.000000 8,002,068 0.445 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 12/31/2019 8-18 SP s No 20,002,067 1.112000 0 0.000000 20,002,067 1.112000 Class of share Number of shares (Units) Shares % 340

TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 10/01/20 8-59 SP s 18 No 15,571,626 0.866 0 0.0000 15,571,626 0.866 00 341

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Gabriel de Mattos Setubal 348.338.808-73 Brazilian-SP Yes Yes 12/18/2018 No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Ye Yes 12/31/2019 8-92 SP s No 15,571,733 0.866000 0 0.000000 15,571,733 0.866 Class of share Number of shares (Units) Shares % 342

TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 12/31/2019 8-18 SP s No 90,784,884 5.049000 0 0.000000 90,784,884 5.049000 343

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Julia Guidon Setubal Winandy 336.694.358-08 Brazilian-SP Yes Yes 10/01/2018 No 20,002,067 1.112000 0 0.0000 20,002,067 1.112000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Ye Yes 12/18/20 SP s 18 No 8,002,071 0.445000 0 0.0000 8,002,071 0.445 00 344

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Marcelo Ribeiro do Valle Setubal 230.936.37 Brazilian- Ye Yes 10/01/20 8-21 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 345

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Maria Alice Setubal 570.405.408-00 Brazilian-SP Yes Yes 12/31/2019 No 16,917,351 0.941000 0 0.0000 16,917,351 0.941000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/01/2018 8-10 SP s No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % 346

TOTAL 0 0.000000 Marina Nugent Setubal 384.422.51 Brazilian- Ye Yes 10/01/20 8-80 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % 347

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 O. E. Setubal S.A. 61.074.456/0001-90 Brazilian-SP Yes Yes 11/09/2017 No 6 0.001000 0 0.0000 6 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Ye Yes 12/31/2019 8-73 SP s No 3,963,896 0.220000 0 0.000000 3,963,896 0.220000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Setubal Júnior 006.447.04 Brazilian- Ye Yes 12/31/2019 8-29 SP s No 348

79,593,567 4.426000 0 0.0000 79,593,567 4.426000 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 349

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 12/31/2019 No 2,099 0.001000 0 0.0000 2,099 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paula Lucas Setubal 295.243.52 Brazilian- Ye Yes 10/01/20 8-69 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 350

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Paulo Egydio Setubal 336.694.31 Brazilian- Ye Yes 12/31/2019 8-10 SP s No 20,002,067 1.112000 0 0.0000 20,002,067 1.112000 00 351

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 12/31/2019 No 57,031,323 3.172000 0 0.0000 57,031,323 3.172000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Ye Yes 12/31/2019 8-99 SP s No 102,672,13 5.710000 0 0.0000 102,673,130 5.710000 0 00 Class of share Number of shares (Units) Shares % 352

TOTAL 0 0.000000 Ricardo Villela Marino 252.398.28 Brazilian- Ye Yes 10/01/20 8-90 SP s 18 No 65,012,941 3.615000 0 0.0000 65,012,9 3.6150 00 41 00 Class of share Number of shares (Units) Shares % 353

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 10/01/2018 No 103,192,395 5.73900 0 0.0000 103,192,395 5.73900 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 65,067,408 3.618000 0 0.0000 65,067,4 3.6180 00 08 00 Class of share Number of shares (Units) Shares % 354

TOTAL 0 0.000000 Rodrigo Ribeiro do Valle Setubal 230.936.29 Brazilian- Ye Yes 10/01/20 8-02 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 355

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes Yes 10/01/2018 No 239,380,982 13.312000 0 0.0000 239,380,982 13.312000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 15.572.062 0.866000 0 0.000000 15.572.062 0.866 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 1,798,200,474 100.000000 0 0.0000 1,798,200,474 100.000 00 000356

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000357

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 358

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 359

Ricardo Egydio Setubal 033.033.518-99Brazilian-SP Yes Yes 04/30/2 013 No 102.672.130 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 360

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 361

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 2 0.002 0 0.0000 2 0.002 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49.999 0 0.0000 410,823,951 49.999 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 362

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49.999 0 0.0000 410,823,951 49.999 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 363

15.1 / 15.2—Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferredPreferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.000000 821,647, 100.000 904 000 904 000 364

15.1 / 15.2—Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferredPreferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa—Investimentos Itaú S.A. 61.532.644/0001-15 OTHERS 2,889,837,770 100.000000 5,520,977,160 100.000000 8,410,814,930 100.000000 TOTAL 2,889,837,770 100.000 5,520,977,160 100.000 8,410,814,930 100.000 365

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No 366

100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 367

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 368

Ricardo Egydio Setubal 033.033.518-99Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 369

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 370

15.1 / 15.2—Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH Participações Ltda. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 2 0.002 0 0.0000 2 0.002 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49.999 0 0.0000 410,823,951 49.999 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 371

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 410,823,951 49.999 0 0.0000 410,823,951 49.999 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 372

15.1 / 15.2—Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferredPreferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.00000 821,647 100.000 904 000 0 ,904 000 373

15.3. – Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 04.28.2020 Number of stockholders – individuals (units) 378,819 Number of stockholders – companies (units) 12,572 Number of institutional investors (units) 1,222 Outstanding shares Outstanding shares correspond to the Issuer’s total shares, except for those held by the parent company, the people related to the latter, the Issuer’s management members, and treasury shares. Number of common shares (units) 384,575,906 7.760% Number of preferred shares (units) 4,757,466,114 98.180% Total 5,142,042,020 52.450% 15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares 374

[Graphic Appears Here] (1) Date: 03.31.2020. (2) Date: 04.28.2020. The percentages do not include treasury shares (*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders. (3) Date: 12.31.2019. Direct and Indirect subsidiaries a) Direct and indirect controlling stockholders Direct controlling stockholders Itaúsa—Investimentos Itaú S.A. IUPAR—Itaú Unibanco Participações S.A. Indirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal da Fonseca Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal 375

Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	99,99	99,99	Subsidiary
Banco Itaucard S.A.	99,99	99,99	Subsidiary
Itaú Administração Previdenciária Ltda.	0,00	0,00	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S. A.	99,99	99,99	Subsidiary
Itaú Seguros S.A.	0,00	0,00	Subsidiary
ITB Holding Brasil Participações Ltda.	0,00	0,00	Subsidiary
Abroad			
Itaú Corpbanca	22,45	22,45	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Bicsa Holdings, Ltd.	99,99	99,99	Subsidiary
OCA S.A.	100,00	100,00	Subsidiary
Topaz Holding Ltd.	0,00	0,00	Subsidiary

376

15.5. With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the issuer, please indicate: a) parties Itaúsa (a company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (a company owned by the Moreira Salles family) have a shareholders’ agreement to govern their relationships related to IUPAR, Itaú Unibanco Holding and their subsidiaries. b) date of execution January 27, 2009. c) term of effectiveness The Shareholders’ Agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period. d) description of the clauses related to the exercise of the voting right and control power The signatories to the shareholders’ agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the General Stockholders’ Meetings and to elect the majority of the management members of the Company and its subsidiaries. e) description of the clauses related to the nomination of management members, members of statutory committees or individuals who assume management positions The Board of Directors of IUPAR is composed of four members, two of whom appointed by Itaúsa and two by Cia. E. Johnston, and its Executive Board is composed of four members, two of whom are appointed by Itaúsa and two appointed by Cia. E. Johnston. As previously mentioned in this Form, the Board of Directors of Itaú Unibanco Holding is composed of at least 10 and at most 14 members. The Board of Directors is currently composed of 12 members, six of whom are jointly appointed by Itaúsa and by Cia. E. Johnston, and two of them are appointed by Itaúsa, due to its direct interest in our capital. There are no clauses providing for the nomination of individuals in managerial positions. f) Description of the clauses related to the transfer of shares and the preemptive right to purchase them The shares held by Itaúsa and Cia. E. Johnston in IUPAR cannot be transferred until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. At its own free will, Itaúsa may transfer the shares of Itaú Unibanco Holding that it directly owns. If the parties decide to jointly transfer their total shares of IUPAR, Itaúsa may exercise its tag-along right to include all or part of Itaú Unibanco Holding’s shares that it directly owns. g) description of the clauses that restrict or bind the voting rights of the members of the Board of Directors or of other supervisory and control bodies The members of the Board of Directors nominated by Itaúsa and IUPAR vote together. 15.6. Indicate significant changes in the ownership interests of the issuer’s control group and management members Until December 31, 2019, there were no significant changes in the ownership interests of the Issuer’s control group and management members. 377

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved: a) event; b) main business conditions; c) companies involved; d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members; e) corporate structure before and after the transaction; f) mechanisms adopted to ensure equitable treatment among stockholders For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$747.3 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$149,465 million on December 31, 2019). XP Inc. Event Acquisition of a shareholding in XP Inc., a company incorporated Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”, including XP Investmentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main Business On May 11, 2017, we entered into a Share Purchase Agreement with XP conditions Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. The first tranche was approved (i) in March 2018, by CADE, and (ii) in August 2018, by the Central Bank. As a condition, we entered into concentration control agreements (i) with CADE, whereby we undertook, among other obligations (a) if requested, to distribute proprietary investment products through open platforms competing with XP Investimentos S.A. platforms in a non-discriminatory manner; and (b) to not promote the targeting of its customers to XP Investimentos S.A. platforms; and (ii) with the Central Bank, whereby we undertook: (a) not to acquire control of XP Investimentos S.A. for 8 years counted from the execution of the concentration control agreement; and (b) to cancel our call options and XP Controle’s put options. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. 378

On November 29, 2019, the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Further, the shareholders of XP Inc. entered into a shareholders’ agreement which is substantially similar to the existing shareholders’ agreement of XP Investimentos S.A. XP Inc. will have a board of directors comprised of thirteen members, out of which XP Controle Participações S.A. will nominate seven, we will nominate two, General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações) will nominate one, and the remaining three members will be independent directors. Such independent directors will also be members of the audit committee of XP Inc., which shall be comprised of three members who will be nominated as follows: we will nominate two members, and XP Controle Participações S.A. will nominate one member of the audit committee. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we 49.9% of the share capital, completed its initial primary offer (IPO) and listing on Nasdaq. We do not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of the share capital of XP Inc Subject to the Central Bank’s approval, in 2022, we expect to acquire an additional stake corresponding to 11.53% of the capital stock of XP Inc. This transaction will increase our interest in XP Inc. to 57.58% of its capital stock and 41.63% of its voting rights. The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia and XP Controle Participações S.A. 379

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, There will be no change in the Issuer’s corporate structure. stockholders with more than 5% of the capital, and management members Corporate structure before and after the After the First Acquisition, the Issuer, by means of its subsidiaries, transaction became the indirect holder of 46.05% of the total capital stock (accounting for 32.49% of common shares) of XP Inc. Mechanisms adopted to ensure equitable Not applicable, since it had no effects on the equitable treatment of the treatment among Issuer’s stockholders. stockholders 15.8. Other significant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock’s total capital stock. 380

b) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. c) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$ 97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the April 28, 2020 base date. The number of outstanding shares stated in item 15.3 hereof refers to the April 28, 2020 base date. ITEM 16. TRANSACTIONS WITH RELATED PARTIES 16.1. Describe the issuer’s rules, policies and practices regarding transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the Web it can be found Our policy on transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party and establishes rules and procedures for this type of transactions. It provides that such transactions must be carried out in writing, under market conditions, in accordance with internal practices (such as specific guidelines in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by accounting standards. The transactions with related parties are disclosed in compliance with CVM Resolution No. 642, October 7, 2010, and CMN Resolution No. 4,636/2018. Transactions or sets of transactions with related parties involving amounts higher than R$1.0 million in the period of twelve (12) months must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to the Board of Directors on a quarterly basis. To access our Transactions with Related Parties Policy, approved by the Board of Directors and updated on March 28, 2019, please see: www.itau.com.br/investor-relations> Menu > Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies. Instruction CVM No. 480/2009 requires that transactions with related parties meeting the conditions set forth by Schedule 30-XXXIII of such rule be disclosed in up to seven (7) business days from their occurrence, in accordance with the terms defined in such rule. The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code’s recommendations, thus ensuring that transactions with related parties be always carried out in the Company’s best interest, with independence and transparency. 381

Itaú Unibanco Holding S.A. related-party transactions policies and practices are available for consultation on the website www.itau.com.br/investor-relations, section Itaú Unibanco, Corporate Governance, Rules and Policies, Rules, Internal Charter of the Related Parties Committee. The main unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and ITAÚSA, direct and indirect stockholders of ITAÚ UNIBANCO HOLDING; • Non-financial subsidiaries and joint ventures of ITAÚSA, especially: Duratex S.A., Itaúsa Empreendimentos S.A.(1), and Alpargatas S.A.; • Main investments in associates and joint ventures: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A., and XP Inc.; • Fundação Itaú Unibanco—Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; • Associação Cubo Coworking Itaú – a partner of ITAÚ UNIBANCO HOLDING, which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and sharing of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. • Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and proceedings generated by its assets to accomplish its purposes, as well as to maintain the operational and administrative structure: Fundação Itaú para Educação e Cultura (2) – promotes education, culture, social assistance, rights defense and guarantee, as well as strengthening of civil society. Instituto Itaú Cultural (3) – promotes and spreads Brazilian culture across the country and abroad. Instituto Unibanco—supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. Among others, these services may include the promotion of cultural, educational, sports, entertainment and health care activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.; (2) New corporate name of Fundação Itaú Social after the merger into Instituto Itaú Cultural; (3) Entity merged into Fundação Itaú para Educação e Cultura. 382

16.2.Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of the capital stock, inform, with respect to transactions with related parties that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the previous year or that are in effect in the current year: Transactions among companies included in consolidation were eliminated from the financial statements and consider the absence of risk. a) Name of related parties • Duratex S.A. – Itaúsa’s non-financial subsidiary; • Alpargatas S.A. – Itaúsa’s non-financial subsidiary; • Fundação Itaú Unibanco – Previdência Complementar – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding; • FUNBEP – Fundo de Pensão Multipatrocinado – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding; • Olímpia Promoção e Serviços S.A. – Itaú Unibanco Holding’s associate; • Fundação Itaú para Educação e Cultura – promotes education, culture, social assistance, rights defense and guarantee, as well as strengthening of civil society. • Associação Clube “A” – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest; and • Associação Cubo Coworking Itaú – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest. b) Relationship of the parties with the issuer Please see items a), e) and f). c) Date of transaction Please see items a) and f). d) Subject matter of the agreement • Interbank investments; • Loan operations; • Derivative financial instruments (asset and liability position); • Deposits; • Deposits received under securities repurchase agreements; • Amounts receivable (payable) / Banking service fees (expenses), general and administrative expenses; • Real estate rental: Rental of properties for use of common structure. Fundação Itaú Unibanco: Rentals for use of common structure in the states of São Paulo, Minas Gerais, Rio de Janeiro, Goiás, Rio Grande do Norte, and Bahia, of which seven properties are allocated for the bank’s administrative services and 20 properties are allocated to the branch network and to FUNBEP – Fundo de Pensão 383

Multipatrocinado: Rentals for use of common structure in the states of São Paulo, Santa Catarina, and Paraná, of which 17 properties are allocated to the branch network • Donations for investments in social projects in accordance with Law No. 8,313/91, as well as for the maintenance and performance of the Institute’s activities • Sponsorship to a non-profit organization and hub for the promotion of technology entrepreneurship aligned with the Conglomerate’s investment pillars. e) Whether the issuer is a creditor or debtor Please see item f). 384

f) Amount involved in the transaction Consolidated (data consistent with note Related Parties. Line “Other related parties” includes transactions of a number of related party transactions grouped together based on disclosure and materiality criteria) R$ million This Amount Corresponding amount Related relationship is Issuer contractual Relationship of the party Transaction Subject matter of the involved in Existing Effect on net of such related party in Type of and reasons Name of the related party Term (maturity) guarantees and a loan or Interest rate position (creditor with the issuer date agreement the balance income the transaction, if for the transaction insurance another type or debtor) transaction calculation is possible of debt Repurchase Other related parties Affiliated companies 12/31/2019 Interbank Investments 1,000 1,000 58 01/02/2020 Not applicable. No No 4.4% Creditor agreements Itaúsa’s non-financial 03/15/2020 to 2.35% to 6% / Alpargatas S.A. 01/24/2013 Loan operations 66 30 1 Not applicable. No Yes Credit Creditor subsidiary 08/15/2024 CDI + 2% Other related parties Affiliated companies 04/07/2017 Loan operations 53 5 03/08/2021 Not applicable. No Yes Credit 113% CDI Creditor Derivative financial instruments Investment fund quotas Investment funds Affiliated companies 01/02/2019 99 99—Not applicable. Not applicable. No No Creditor / Debtor (asset and liability position)—FIDC N/A Olímpia Promoção e Serviços S.A. Affiliated companies 01/02/2019 Deposits (1)—(1) Not applicable. Not applicable. No No Deposits N/A Debtor Deposits received under Itaúsa’s non-financial Bank deposit Duratex S.A. 03/12/2018 to securities repurchase 01/17/2020 to 76% to 97.5% CDI subsidiary certificates 12/30/2019 agreements (41) (43) (2) 11/17/2021 Not applicable. No No Debtor Affiliated companies, entities Deposits received under maintained by Itaú Unibanco 01/02/2020 / Other related parties securities repurchase Funding and Itaúsa’s non-financial 01/31/2019 to 01/17/2022 to 75% to 96% CDI / agreements subsidiaries 12/31/2019 (319) (331) (12) 12/14/2022 Not applicable. No No 3.75% Debtor Amounts receivable (payable) / Investment, portfolio Banking service fees Olímpia Promoção e Serviços S.A. Affiliated Company 01/02/2019 and social security (expenses), general and fund management administrative expenses (5) (5) (31) 12/31/2019 Not applicable. No No N/A Creditor / Debtor Amounts receivable (payable) / Investment, portfolio Banking service fees ConectCar Soluções de Mobilidade Eletrônica S.A. Private pension plan entity 01/02/2019 and social security (expenses), general and fund management administrative expenses (46) (46) 7 12/31/2019 Not applicable. No No N/A Creditor / Debtor Amounts receivable (payable) / Investment, portfolio Banking service fees Fundação Itaú Unibanco—Previdência Complementar Private pension plan entity 01/02/2019 and social security (expenses), general and fund management administrative expenses (93) (93) 43 12/31/2019 Not applicable. No No N/A Creditor / Debtor Affiliated companies, entities Amounts receivable (payable) / maintained by Itaú Unibanco Banking service fees Investment, portfolio Other related parties 01/02/2019 and social security and Itaúsa’s non-financial (expenses), general and subsidiaries administrative expenses fund management (8) (8) 12 12/31/2019 Not applicable. No No N/A Debtor Fundação Itaú Unibanco—Previdência Complementar Private pension plan entity 01/02/2019 Real estate rental (32)—(32) 12/31/2019 Not applicable. No No Real estate rental N/A Debtor FUNBEP—Fundo de Pensão Multipatrocinado Private pension plan entity 01/02/2019 Real estate rental (6)—(6) 12/31/2019 Not applicable. No No Real estate rental N/A Debtor Entities maintained by Itaú Other related parties Unibanco and Itaúsa’s non- 01/02/2019 Real estate rental Real estate rental financial subsidiaries (1)—(1) 12/31/2019 Not applicable. No No N/A Debtor Entity maintained by Itaú Fundação Itaú para Educação e Cultura 01/02/2019 Donations Donations Unibanco (35)—(35) 12/31/2019 Not applicable. No No N/A Debtor Entity maintained by Itaú Associação Cubo Coworking Itaú 01/02/2019 Sponsorships Sponsorship Unibanco 43 29 (14) 12/31/2019 Not applicable. No No N/A Debtor Entity maintained by Itaú Associação Itaú Viver Mais 01/02/2019 Sponsorships Sponsorship Unibanco (1)—(1) 12/31/2019 Not applicable. No No N/A Debtor 385

g) Existing balance Please see item f). h) amount corresponding to the interest of the related party in the transaction, if it can be calculated Please see item f). i) Related guarantees and insurance Not applicable. j) Term of the relationship Please see item f). k) Termination or extinction conditions Not applicable. l) When the relationship is a loan or other type of debt, please also state: I—Nature of and reasons for the transaction II—Interest rate charged Please see item f). 16.3. With respect to each of the transactions or set of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest The transactions presented in Item 16.2, as of December 31, 2019, between Itaú Unibanco Holding S.A. and related parties were carried out in compliance with our policies described in item 16.1. Additionally, in our Transactions with Related Parties Policy, we established governance with our measures to address potential conflicts of interest for this type of transactions. The governance for approval of related-party transactions provides for that transactions must comply with principles of equality and transparency before stockholders and investors, are carried out under market conditions, executed in writing and, when necessary, reported to the market in compliance with CVM Instruction No. 480. Additionally, transactions or set of transactions involving amounts higher than R$1 million in a 12-month period are submitted to the Related Parties Committee (made up of three independent members of the Board of Directors), which may express opposition to the transaction in the event a conflict of interest with the Conglomerate or its stockholders is identified. b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment These transactions were agreed upon at amounts, rates and terms that are usual in the market, on an arm’s length basis, and therefore do not give rise to any benefit or loss for the parties, particularly: • Loan operations – loans granted at rates and terms similar to those applied to transactions in the market; • Interbank deposits – rates and terms agreed upon are similar to those applied to transactions in the market; • Derivative financial instruments –rates and terms agreed upon are similar to those applied to transactions in the market; • Repurchase agreements – rates used are similar to those applied in transactions with third parties; 386

• Donations and sponsorships – as a financial institution, we recognize our role as transformation agents and social development promoters. Accordingly, we encourage projects focused on education, culture, sports, urban mobility, aging and entrepreneurship. We believe that these pillars allow for the materialization of our purpose: to encourage people’s power of transformation. The selection process for projects that we support through sponsorships and/or donations involves the evaluation of a dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects must be compatible with our strategy, purpose and pillars. • Rental expenses – in accordance with usual market practices, subject to annual adjustment based on IGPM/FGV index (general market price index published by Fundação Getulio Vargas); • Amounts receivable/payable and Banking service fees – amounts, terms and rates used are similar to those applied to transactions with third parties and refer to investment, portfolio and social security fund management services 16.4. Supply other information that the issuer may deem relevant Not applicable. ITEM 17. CAPITAL 17.1—Information on Social Capital 17.2. Capital increases No capital increase. 387

17.3 - Information on splits, reverse splits and bonus shares Number of shares before approval (unit) Number of shares after approval (unit) Date of Number of Number of Number Number of Number of approval common 3harts preferred shares Number of total shares | common shares | preferred shares | Number of total shares Stock split 07/27/2018 3,305,526,906 3,230,563,326 6 636,090,232 4,956,290,359 4,815,844,989 9,804,136,348
388

17.4. Information on capital reduction Justification for not filling in the table: No capital reduction. 17.5. Other significant information Item 17.1 – Information – Capital On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Item 17.3 – Stock split, reverse stock split and bonus shares I – Stock split – July 27, 2018 At the Extraordinary General Stockholders’ Meeting held on July 27, 2018, our stockholders approved the split in 50% of the then current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares. Therefore, the stock split were carried out by issuing 3,268,045,116 new shares, of which 1,652,763,453 are common and 1,615,281,663 are preferred shares, which were assigned free of charge to stockholders as a stock split. Accordingly, stockholders received one (1) new share for each two (2) shares of the same type they own, and treasury shares were also split. The dividend distribution policy would not be changed as a result of this approval. The Stockholders’ Meeting also approved an increase in the authorized capital limit, proportionally to the 50% stock split, so that the Company is authorized to increase capital stock in accordance with the resolution taken by the Board of Directors, irrespective of a statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) are preferred shares. This transaction was approved by the Central Bank of Brazil on October 31, 2018. 389

ITEM 18 SECURITIES 18.1. Rights of shares a) right to dividends; b) voting right; c) convertibility into another class or type of share, indicating: i. conditions; ii. effects on capital; d) right to capital reimbursement; e) right to participate in public offerings of shares in the event of a sale of the company’s controlling stake; f) restrictions on outstanding securities; g) conditions for changing the rights assured by such securities; h) possibility of redemption of shares, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) other relevant characteristics; j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country where the foreign issuer’s securities are held Type or class of shares Common shares Tag Along 80 % Right to dividends Stockholders are entitled to receive as mandatory dividends, every year, the minimum amount of twenty-five percent (25%) of the net income determined in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III of the same legal provision. Preferred shares entitle their holders to priority in the payment of the annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, the dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right Full. Convertibility No. Right to capital Yes. reimbursement Description of capital In the case of the liquidation of the Issuer, stockholders will receive payments related to the reimbursement characteristics reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in the General Stockholders’ Meeting may exercise their right to withdraw upon reimbursement of the amount of their shares, in which case the reimbursement will be based on the book value of the shares. Restrictions on outstanding No. securities Conditions for changing the There are no requirements in the Bylaws in addition to those provided for by law that change the rights rights assured by such assured by the securities issued by the Issuer. securities Possibility of redemption of Yes, as set forth by current legislation shares, indicating: cases for redemption Final withdrawal of redeemable shares, as set forth by current legislation formula for calculating the Not applicable. redemption amount Other relevant characteristics Not applicable. Characteristics of foreign Not applicable. issuers’ shares 390

j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country where the foreign issuer’s securities are held Type or class of shares Preferred shares Tag Along 80 % Stockholders are entitled to receive as mandatory dividends, every year, the minimum amount of twenty-five percent (25%) of the net income determined in the same year, adjusted by the addition or deduction of the amounts specified in subitems “a” and “b” of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III of the same legal provision. Right to dividends Preferred shares entitle their holders to priority in the payment of the annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, the dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right No right (except in accordance with Article 111, paragraph 1, of Brazilian Corporate Law) Convertibility No. Right to capital Yes reimbursement In the case of the liquidation of the Issuer, stockholders will receive payments related to the reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Description of capital Issuer’s obligations. reimbursement characteristics In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in the General Stockholders’ Meeting may exercise their right to withdraw upon reimbursement of the amount of their shares, in which case the reimbursement will be based on the book value of the shares. Restrictions on outstanding No. securities Conditions for changing the There are no requirements in the Bylaws in addition to those provided for by law that change the rights rights assured by such assured by the marketable securities issued by the Issuer. securities Possibility of redemption of Yes, as set forth by current legislation shares, indicating: i) cases for redemption Final withdrawal of redeemable shares, as set forth by current legislation ii) formula for calculating Not applicable. the redemption amount Other relevant characteristics Not applicable. Characteristics of foreign issuers’ shares Not applicable. 18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering Not applicable. 18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws Not applicable. 391

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets in each of the quarters of the past three years 2019 Trading volume (Brazilian Highest price (Brazilian Low est price Average daily closing Quarter Security Class Market Administrative entity Price factor reais) reais) (Brazilian reais) price (Brazilian reais) 03/31/19 Shares Preferred Stock Exchange B3—Brasil, Bolsa e Balcão R$ 49,149,945,028 R$ 39.79 R$ 32.65 R$ 36.73 R$ per unit 06/30/19 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 40,158,946,775 R$ 36.59 R$ 31.11 R$ 33.85 R$ per unit 09/30/19 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 46,476,937,822 R$ 37.75 R$ 32.69 R$ 35.40 R$ per unit 12/31/19 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 44,653,684,939 R$ 37.99 R$ 32.56 R$ 35.55 R$ per unit 03/31/19 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 1,399,878,648 R$ 33.47 R$ 28.62 R$ 31.78 R$ per unit 06/30/19 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 528,183,139 R$ 31.26 R$ 27.19 R$ 29.31 R$ per unit 09/30/19 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 1,197,707,652 R$ 32.24 R$ 28.45 R$ 30.48 R$ per unit 12/31/19 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 991,025,569 R$ 32.59 R$ 28.04 R$ 30.65 R$ per unit 2018 Trading volume (Brazilian Highest price (Brazilian Low est price Average daily closing Quarter Security Class Market Administrative entity Price factor reais) reais) (Brazilian reais) price (Brazilian reais) 03/31/18 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 42,827,691,456 R$ 35.56 R$ 28.53 R$ 33.27 R$ per unit 06/30/18 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 39,083,586,247 R$ 34.85 R$ 24.84 R$ 30.51 R$ per unit 09/30/18 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 32,433,224,187 R$ 31.53 R$ 26.47 R$ 29.03 R$ per unit 12/31/18 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 43,907,420,822 R$ 36.83 R$ 28.83 R$ 33.77 R$ per unit 03/31/18 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 655,883,743 R$ 30.54 R$ 25.16 R$ 28.74 R$ per unit 06/30/18 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 303,970,064 R$ 30.47 R$ 22.33 R$ 26.91 R$ per unit 09/30/18 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 260,089,291 R$ 27.66 R$ 23.56 R$ 25.58 R$ per unit 12/31/18 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 468,771,398 R$ 31.49 R$ 24.97 R$ 29.03 R$ per unit 2017 Trading volume (Brazilian Highest price (Brazilian Low est price Average daily closing Quarter Security Class Market Administrative entity Price factor reais) reais) (Brazilian reais) price (Brazilian reais) 03/31/17 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 26,301,132,525 R$ 28.00 R$ 22.21 R$ 25.56 R$ per unit 06/30/17 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 28,995,747,836 R$ 26.96 R$ 21.13 R$ 24.83 R$ per unit 09/30/17 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 23,568,303,199 R$ 29.39 R$ 23.97 R$ 26.56 R$ per unit 12/31/17 Shares Preferred Stock exchange B3—Brasil, Bolsa e Balcão R$ 26,048,243,384 R$ 30.53 R$ 27.11 R$ 28.50 R$ per unit 03/31/17 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 333,408,644 R$ 24.25 R$ 19.57 R$ 22.29 R$ per unit 06/30/17 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 275,170,571 R$ 23.73 R$ 20.19 R$ 22.13 R$ per unit 09/30/17 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 252,755,059 R$ 26.07 R$ 21.33 R$ 23.45 R$ per unit 12/31/17 Shares Common Stock exchange B3—Brasil, Bolsa e Balcão R$ 3,072,703,643 R$ 26.79 R$ 24.05 R$ 25.44 R$ per unit 392

18.5. Describe securities issued other than shares that are not yet due or have not been redeemed, indicating: a) identification of the security b) number c) total face value d) issue date e) outstanding debt balance at the end of the previous fiscal year f) restrictions on outstanding securities g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions ii. effects on capital h) possibility of redemption, indicating: i. cases for redemption ii. formula for calculating the redemption amount i) when the securities are debt-related, please indicate, when applicable: i. maturity, including early maturity conditions ii. interest iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends • the disposal of certain assets • the contracting of new debts • the issue of new securities • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries vi. the fiduciary agent, indicating the main terms of the agreement j) any conditions for changing the rights assured by such securities h) other relevant characteristics Not applicable. For the securities issued abroad by Itaú Unibanco Holding S.A., see item 18.8. 18.5-A. Number of holders of each type of security described in item 18.5, as determined at the end of the previous year that are: i. individuals ii. companies iii. institutional investors Not applicable. 18.6. Brazilian markets in which the issuer’s securities are admitted for trading The shares of Itaú Unibanco were listed for trading on B3 S.A.—BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944. In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that voluntarily signed up to the Differentiated Corporate Governance Index of B3 S.A.—BRASIL, BOLSA, BALCÃO –Level I on June 22, 2001. 393

18.7. With respect to each type and class of security admitted for trading in foreign markets, please indicate: ITUB (ADS—American Depositary Medium-Term Note Programme Share) a. country United States of America Grand Duchy of Luxembourg b. market New York Stock Exchange Luxembourg Stock Exchange c. administrative entity of the market in which U.S. Securities and Exchange Commission de Surveillance du Secteur Financier the securities are admitted for trading Commission d. date of admission for trading May 31, 2001 Depending on the issue e. if applicable, please indicate the trading Level II Euro MTF segment f. date on which the securities were first listed in February 21, 2002 Depending on the issue the trading segment g. percentage of trading volume abroad in relation to the total trading volume of each class 47.0% (1) N/A and type in the previous year h. if applicable, the proportion of deposit certificates abroad in relation to each class and 13.6% (2) N/A type of shares i. if applicable, depository bank The Bank of New York Mellon The Bank of New York Mellon j. if applicable, custodian institution Itaú Unibanco Holding S.A. The Bank of New York Mellon (1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2019. Source: Economática. (2) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2019. Source: Economática. In the United States Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on April 3, 2009, and on August 17, 2018, in force as of August 27, 2018 and January 6, 2020, between us, the depositary and the holders and beneficial owners of the ADSs from time to time. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights. Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increase the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilution of their interests. 394

18.8. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction: b) number; c) total face value; d) issue date; e) outstanding debt balance at the end of the previous fiscal year; f) restrictions on outstanding securities; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h. possibility of redemption, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) when the securities are debt-related, please indicate: i. maturity, including early maturity conditions; ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends; • the disposal of certain assets; • the contracting of new debts; • the issue of new securities; • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. vi. conditions for changing the rights assured by such securities; vii. other relevant characteristics. Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program) On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual Subordinated Notes, (xii) the tenth issue of perpetual Subordinated Notes, (xiii) the eleventh issue of perpetual Subordinated Notes, (xiv) the twelfth issue of Unsecured Notes, (xv) the thirteenth issue of Unsecured Notes and (xvi) the fourteenth issue of perpetual Subordinated Notes, all issued within the scope of the Program. 395

First Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$1,000,000,000.00 d. Issue date: April 15, 2010. e. Debt balance on December 31, 2019: R$4,047,649,758.25 f) Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 396

i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2020. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the 397 amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers can be changed at any time by the Issuer. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was April 15, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. –“Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 398

Second Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,000,000,000.00 d. Issue date: September 23, 2010. e. Debt balance on December 31, 2019: R$ 4,153,280,725.56 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 399

i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, 400 the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of th Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for th Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazili capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 401

Third Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: R$500,000,000.00 d. Issue date: November 23, 2010. e. Debt balance on December 31, 2019: The issue was settled on November 23, 2015. Reopening of the Second Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$250,000,000.00, and the total amount of the second issue, together with the total amount of the first series is US$1,250,000,000.00. See item “J” – Other relevant characteristics. d. Issue date: January 31, 2011. e. Debt balance on December 31, 2019: R$1,007,675,000.00 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 402

i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, 403 the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same paymen preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of th Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by means of the reopening of the second issue of Subordinated Notes and they are the second series of the second issue of Notes under th Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011. The Subordinated Notes are issued solely as book-entry notes The Subordinated Notes were offered by a syndicate of Dealers of the operation, under a Dealer Agreemen dated March 17, 2011, as amended from time to tim The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for th Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 404

Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$500,000,000.00 d. Issue date: June 21, 2011. e. Debt balance on December 31, 2019: R$2,025,325,144.40 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. 405

ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same paymen preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of th Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. 406

The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained f Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Reopening of the Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. See item “J” – Other relevant characteristics. d. Issue date: January 24, 2012. e. Debt balance on December 31, 2019: R$2,216,885,000.00 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory 407 event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. ii. Interest: The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012. iii. Guarantees: Subordinated Notes. iv. Type: See item “vii” – Other relevant characteristics. v. • the distribution of dividends: • the disposal of certain assets: • the contracting of new debts: • the issue of new securities: • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. vi. Conditions for changing the rights assured by such securities: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. 408

Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes issued in the first series and the Notes issued in the second series of the four issue will share the same CUSIP and ISIN codes and will be fungible with each other as from March 04, 2012. The Subordinated Notes are issued solely as book-entry notes. The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch e Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained f Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Fifth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$1,250,000,000.00 d. Issue date: March 19, 2012. e. Debt balance on December 31, 2019: R$5,114,884,105.33 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s 409 discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is March 19, 2022. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.65% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will accrue on the nominal value of each Note, from the day of the issuance of the Notes and will be payable semiannually on March 19 and September 19, beginning September 19, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: 410

Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same paymen preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of th Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierc Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained f Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 411

Sixth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on. c. Total face value: US$1,375,000,000.00 d. Issue date: August 06, 2012. e. Debt balance on December 31, 2019: R$5,659,901,064.01 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is August 06, 2022. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. 412

ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.50% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 06 and August 06, starting February 06, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “J” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same paymen preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of th Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercis by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes 413

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartere Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 06, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in t United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Seventh Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on. c. Total face value: US$1,870,000,000.00 d. Issue date: November 13, 2012. e. Debt balance on December 31, 2019: R$7,578,313,234.30 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory 414 event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 13, 2023. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.125% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “J” – Other relevant characteristics. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or 415 inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same paymen preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of th Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms the Notes. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization from the Luxembo Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 416

Eighth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,050,000,000.00 d. Issue date: May 26, 2015. e. Debt balance on December 31, 2019: Notes matured on May 26, 2018 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 26, 2018. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0,8% of the Issuer’s reference equity for the most recent fiscal quarter. 417

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 2,85% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015. iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Citigroup Global Markets Inc., Itaú BBA International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the eighth series Notes was on May 26, 2015. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 418

Ninth Issue a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200.000,00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$1,250,000,000.00 d. Issue date: December 12, 2017. e. Debt balance on December 31, 2019: R$5,054,662,247.52 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the 419

Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018. iii. Guarantees: Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii – Other relevant characteristics.” v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii—Other relevant characteristics”). • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as 420 amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Tenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$750,000,000.00 d. Issue date: March 19, 2018. e. Debt balance on December 31, 2019: R$3,078,699,044.76 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that 421 they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018. iii. Guarantees: Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. 422

iv. Type: Subordinated. See item “vii – Other relevant characteristics.” v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii—Other relevant characteristics”). • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions carried, out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc., and Itau BBA USA Securities, Inc. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any 423 other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Eleventh Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$750,000,000.00. d. Issue date: November 21, 2019. e. Debt balance on December 31, 2019: R$3,038,140,125.00 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of the Notes at the issuer’s discretion: On the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of the Notes for tax reasons: As from the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes may be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or other 424

Brazilian regulatory authority, establishing that the Notes are no longer classified as falling into Tier II of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of the Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is November 21, 2029. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Notes, of which interest rate is 4.5% p.a. until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on the securities issued by the United States of America Treasury for the same period plus the Credit Spread (equal to 2.822%). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 21 and November 21, beginning May 21, 2020. iii. Guarantees: Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “xii—Other relevant characteristics.” v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical 425 nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 04, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities LLC Goldman Sachs & Co.LLC, and HSBC Securities (USA) Unc. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 21, 2019. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Twelfth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$1,000,000,000.00. d. Issue date: January 24, 2020. e. Debt balance on January 24, 2020: US$1,000,000,000.00. f. Restrictions on outstanding securities: 426

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes, of which interest rate is 2.9% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. 427

• the issue of new securities: Not applicable. • corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed 439 corporate restructuring process; (viii) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 04, 2016, as amended from time to time. The Dealers of this issue are: BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc., and J.P. Morgan Securities LLC. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the tenth series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Thirteenth Issue a. Identification of the security, indicating the Jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$500,000,000.00. d. Issue date: January 24, 2020. e. Debt balance on January 24, 2020: US$500,000,000.00 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that 428 the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2025. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes, of which interest rate is 3.250% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Any restrictions imposed on the issuer with respect to: • the distribution of dividends: Not applicable. • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. 429

• corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed 439 corporate restructuring process; (viii) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc., and J.P. Morgan Securities LLC. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the third series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Fourteenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total face value: US$700,000,000.00. d. Issue date: February 27, 2020. e. Debt balance on February 27, 2020: US$700,000,000.00. f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that 430 they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of the Notes at the issuer’s discretion: On the fifth anniversary of the Issue date or on any payment date of interest, as from the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of the Notes for tax reasons: As from the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes may be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of the Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: These are fixed-rate Notes, of which interest rate is 4.625% p.a. until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on the securities issued by the United States of America Treasury for the same period plus the Credit Spread (equal to 3.222%). The payments of principal and interest will be made by The Bank of New York Mellon, New York branch. Interest will be levied on the face value of each Note, from the Issue date of the Notes, and it will be due every six months on February 27 and August 27, beginning August 27, 2020. iii. Guarantees: 431

Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii – Other relevant characteristics.” v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii—Other relevant characteristics”). • the disposal of certain assets: Not applicable. • the contracting of new debts: Not applicable. • the issue of new securities: Not applicable. • corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 04, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: Itau BBA USA Securities, Inc, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., and Banco BTG Pactual S.A. – Cayman Branch. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other 432 country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. 18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities Not applicable. 18.10. Should the issuer have made a public offering of securities, indicate: a) how the funds arising from the offering were used Not applicable. There was no public offering of securities. b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering Not applicable. No public offering of securities was carried out. c) If there was any deviation, the reasons for such deviation Not applicable. No public offering of securities was carried out. 18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties Not applicable. 18.12. Other information considered relevant Not applicable. 433

ITEM 19. Buyback plans and treasury securities

19.1 - Information on Issuer's repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Units)	% in relation to outstanding shares	Number of shares acquired/approved (units	Average purchase price	Quoting factor	% of shares acquired
05/30/2019	05/31/2019 to 11/30/2020	0.00	Common		15,000,000	3.870000			R$ per unit	
			Preferred		75,000,000	1.560000			R$ per unit	
Other characteristics: Note: 1) Capital Reserves/ Goodwill Reserve on in the Issue of Shares and Profit Reserves/Reserve for Reinforcement of Working Capital.										

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Units)	% in relation to outstanding shares	Number of shares acquired/approved (units	Average purchase price	Quoting factor	% of shares acquired
12/15/2017	12/20/2017 to 06/19/2019	0.00	Common		28,616,649	9.990000	14,421,132	37.00	R$ per unit	50.394000
			Preferred		50,000,000	1.550000	13,100,000	38.92	R$ per unit	26.200000
Other characteristics: Note: 1) Capital Reserves/ Goodwill Reserve on in the Issue of Shares and Profit Reserves/Reserve for Reinforcement of Working Capital; 2) Acquisitions of 14,421,132 common shares and 13,100,000 preferred shares until 12/31/2018; 3) Early termination at the meeting of the Board of Directors of May 30, 2019.										

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Units)	% in relation to outstanding shares	Number of shares acquired/approved (units	Average purchase price	Quoting factor	% of shares acquired
08/31/2017	09/01/2017 to 11/26/2018	0.00	Common		31,793,134	10.000000	31,793,105	37.00	R$ per unit	99.999908
			Preferred		39,155,000	1.220000	0	0.00	R$ per unit	0.000000
Other characteristics: Note: 1) Capital Reserves/ Goodwill Reserve on in the Issue of Shares and Profit Reserves/Reserve for Reinforcement of Working Capital; 2) Acquisition of 31,793,105 shares until 12/20/2017; 3) Early termination at the meeting of the Board of Directors of December 15, 2017.										

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Units)	% in relation to outstanding shares	Number of shares acquired/approved (units	Average purchase price	Quoting factor	% of shares acquired
05/25/2017	05/26/2017 to 11/26/2018	0.00	Common		10,000,000	3.150000	0	0.00	R$ per unit	0.000000
			Preferred		50,000,000	1.560000	10,845,000	35.95	R$ per unit	21.690000
Other characteristics: Note: 1) Capital Reserves/ Goodwill Reserve on in the Issue of Shares and Profit Reserves/Reserve for Reinforcement of Working Capital; 2) Acquisition of 10,845,000 shares until 07/31/2017; 3) Early termination at the meeting of the Board of Directors of August 31, 2017.										

434

19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on April 24, 2019. This event was approved by BACEN on 05/31/2019.The Annual General Stockholders’ Meeting was held on April 28, 2020. a. opening number; b. acquired number; c. weighted average purchase price; d. number sold; e. weighted average sale price; f. number cancelled; g. closing number; h. percentage in relation to outstanding securities of the same class and type. 04/28/2020 Common shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance—R$ 7.97 0.0% Acquisition—Disposal—R$—Cancellation—Closing balance—R$ 7.25 0.0% Preferred shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 58,533,585 R$ 24.67 1.2% Acquisition (*)—Disposal (16,657,293) R$ 21.76 Cancellation—R$—Stock split—Closing balance 41,876,292 R$ 26.78 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2019 Common shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance—R$ 7.97 0.0% Acquisition—Disposal—R$—Cancellation—Closing balance—R$ 7.25 0.0% Preferred shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 83,614,426 R$ 24.67 1.8% Acquisition (*)—Disposal (25,080,841) R$ 21.76 Cancellation—R$—Stock split—Closing balance 58,533,585 R$ 26.78 1.2% (*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2018 Common shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 14,424,206 R$ 7.97 0.4% Acquisition—Disposal—R$—Cancellation (14,424,206) R$ 37.05 Closing balance—R$ 7.25 0.0% Preferred shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 71,459,714 R$ 24.67 2.3% Acquisition (*) 13,100,000 R$ 38.95 Disposal (29,623,265) R$ 30.35 Cancellation—R$—Stock split 28,677,977 Closing balance 83,614,426 R$ 26.78 1.8% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2017 Common shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 3,074 R$ 7.97 0.0% Acquisition 46,214,237 R$ 37.06 Disposal—R$—Cancellation (31,793,105) R$ 37.06 Closing balance 14,424,206 R$ 7.25 0.4% Preferred shares Changes Number (units) Weighted average price (R$) % in relation to outstanding securities of the same class and type Opening balance 69,604,462 R$ 24.67 2.2% Acquisition (*) 37,982,900 R$ 36.25 Disposal (36,127,648) R$ 29.09 Cancellation—R$—Bonificação—Closing balance 71,459,714 R$ 26.78 2.3% (*) Repurchase amounts include settlement, brokerage and trading fees 19.3. Supply other information that the issuer may deem relevant Not applicable. ITEM 20. SECURITIES TRADING POLICY 20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body with technical or advisory functions, created by a statutory provision, informing: We are subject to the rules established by the Brazilian Corporate Law and CVM Instruction No. 358/02, regarding the trading of securities issued by us. Additionally, although it has never been compulsory, since 2002 we have adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include monitoring the transactions carried out by those parties adhering to the policy on the securities issued by us. Moreover, we have a Disclosure and Trading Committee (as a result of merging in 2006 the Disclosure Committee and the Trading Committee, both created in 2002), whose main duty is managing the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”). 436

In addition to the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have even more specific and stricter policies to avoid the undue use of insider information for personal advantage. a) policy approval body and date of approval It is incumbent on the Board of Directors to resolve on changes in the policy, subject to recommendations made by the Disclosure and Trading Committee. The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure consistency with the best corporate governance practices. The Policy was last revised on January 31, 2019. b) bound persons For the purpose of the Trading Policy, bound persons are: i. direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions of the Issuer; ii. members of the statutory bodies of companies (i) that directly or indirectly control the Issuer, and (ii) in which we are the only controlling stockholder, provided that said company does not have its own policy for the trading of securities; iii. anybody who, in view of their job, duty or position in the Issuer, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; iv. the spouse or partner and any other dependent included in the annual income tax return of people indicated in items i. and ii., including the six-month term beginning on the resignation date; v. people mentioned in items i., ii. and iii of this subitem who resigned from the Issuer of companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; and vi. our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six-month term beginning on the date of resignation from the company to which they were expatriated. In addition, people equivalent to bound persons are: (a) the managers of portfolio and investment funds, companies or other institutions or entities in which bound persons are the only quotaholders or stockholders, or in which they may influence trading decisions; (b) any legal entity directly or indirectly controlled by bound persons; and (c) any person who has had access to information on a material act or fact through whether any of the bound persons. We also have compliance teams that, together with the officers of each area, identify persons who will be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system. Our system has approximately 7,222 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc.). c) main characteristics The Trading Policy is managed by the Investor Relations Officer, assisted by the Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving the information flow and upholding the ethical conduct of the management members and employees who are signatories to the policies. It is incumbent upon the Committee with respect to the Disclosure and Trading Policies to: i. advise the Investor Relations Officer; ii. review the policies and recommend to the Board of Directors any applicable change; iii. Deliberate on possible questions regarding the interpretation of the policies texts;; iv. define the necessary actions to divulge and disseminate such changes, including to the Issuer’s employees; v assist the Investor Relations Officer in investigating and deciding on any violation thereof, reporting possible infringements to the Integrity and Ethics Committee and to the Board of Directors, as applicable; vi. analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii. offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law. The Trading Policy sets forth several duties, among of which are: Disclosure of relevant trading transactions: i. any corporate entity or individual, or group of entities or individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights to shares and other securities and derivative financial 437 instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred. d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods Bound persons may not: i. trade in securities issued by the Issuer or its subsidiaries (in Brazil or abroad), or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market, and this black-out period is also applied to those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system, which is responsible for verifying the information disclosure before trading (the Investor Relations Officer may, regardless of justification or the existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a period of 180 days of the last disposal or acquisition of securities on stock exchanges or organized over-the-counter markets; iii. trade whenever an intention exists of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. operate with stock options, sell shares at forward markets or trade shares at futures markets; vi. trade in the period between the decision made by the proper corporate body to increase capital, distribute dividends, grant bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (a) the disclosure of the Issuer’s quarterly information and annual information, or (b) the publication of the notice that will make them available to stockholders, according to the disclosure schedule of the current year. Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies (i) which directly or indirectly control the Issuer, and (ii) in which we are the only direct or indirect controlling stockholder, are prohibited from trading in if: a. they have not announced their intention to Itaú Corretora de Valores S.A. to trade securities issued by the Issuer and its subsidiaries, or referenced thereto, up to 10:30 a.m. of the same day they intend to do so; b. they have traded securities issued by the Issuer and its subsidiaries, or referenced thereto, for up to three days, or 60% of the business days, of the same week (this prohibition will not apply if the Issuer, its subsidiaries, affiliates or another company under common control do not trade in treasury shares); and c. the treasury department of the Issuer, its subsidiaries, affiliates or another company under common control trades shares issued by the Issuer as a result of a crisis or other economic facts implying high volatility of prices and/or low market liquidity, or as determined by their respective Investor Relations Officers. The Trading Policy also prohibits the Issuer from purchasing its own shares in the period described in items i. and vii. above. Moreover, the Board of Directors is prohibited from resolving on the acquisition or disposal of shares of own issue, if an agreement or contract has been entered into for the transfer of stockholding control or if an option or general authority for the same purpose has been granted, or if an intention exists of carrying out a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by a material fact disclosure. In order to trade securities issued by us or referred thereto, the persons bound to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls to prevent the transactions described above from breaching the Trading Policy, as applicable, and are also monitored by the compliance teams. e) where the policy may be found The Trading Policy is available on the Issuer’s Investor Relations website www.itau.com.br/investorrelations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. 438

20.2. Supply other information that the issuer may deem relevant In November 2004, following a detailed national and international survey of the best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for trading treasury shares. These rules now govern our trading of own shares on stock exchanges. In the management’s view, our adopting these rules has brought many benefits, including reducing operational, financial and strategic risks, creating an in-house culture for these operations in capital markets, minimizing possible market concentration or improper pricing, and bolstering a securities repurchase strategy focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency in this type of transaction. Share Buyback Program We have a share buyback program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on May 30, 2019 and authorized the acquisition of up to 15,000,000 common shares and up to 75,000,000 preferred shares issued by us, with no capital decrease, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent on the Executive Board to develop opportunities for acquisition of these shares on stock exchanges at market value, in the period from May 31, 2019 to November 30, 2020. Aiming at increasing transparency with the market, we disclose monthly the number of shares acquired under our share buyback program on our Investor Relations website (www.itau.com.br/investor-relations/ > Menu > Announcements to the Market). For information on the history of previous buyback programs, please see item 19.1. ITEM 21. INFORMATION DISCLOSURE POLICY 21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and promptly As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by the Issuer (“Trading Policy”). One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis. For this purpose, it is the duty of the Committee to regulate the adherence of persons bound to our Disclosure Policy, which has effective mechanisms to collect information, as well as severe sanctions in case of non-compliance (please see item 21.2 for more information on the Disclosure Policy). In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations department, together with the Corporate Legal department and the executive boards involved in the transaction that gave rise to the material act or fact. This document will be reviewed by the General Director, the Director Vice President or the Officer of the department involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer. Subject to opportunity and convenience, the Disclosure and Trading Committee may also (i) approve the disclosure of unaudited preliminary information related to our quarterly, semi-annual and annual results, or (ii) approve the early disclosure of duly audited quarterly, semi-annual and annual results. The body in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact: a) to CVM, to SEC (Securities and Exchange Commission), to NYSE (New York Stock Exchange), to B3 S.A. – Brasil, Bolsa, Balcão and, as the case may be, to other stock exchanges and entities of organized over-the-counter markets; and b) to the market in general, as published in newspapers with wide circulation regularly used by the Issuer or in news portals in the Internet. www.rededivulgacao.com.br. 439

The responsibilities of the Investor Relations Officer include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in every market our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to proper authorities upon request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub item or in the case of unusual oscillation in the quotation, price or quantity of our securities traded or referenced thereto in order to check whether they are aware of information that should be disclosed to the market. 21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and procedures related to the maintenance of confidentiality of undisclosed relevant information and where the policy can be found The Disclosure Policy is available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies), as well as on the website of CVM. The Issuer uses the website www.rededivulgacao.com.br (news portal in the internet that provides the whole information in a section with free access) to disclose information on material acts and facts. Additionally, material acts or facts will also be available on the Investor Relations website and may be disclosed by: a) email; b) conference call; c) public meetings with trade associations, investors, analysts or stakeholders in Brazil and abroad; d) press releases; e) social media; and f) news distribution mechanisms. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy by dealing with the subject only with people who actually need to know it. For the purposes of the Disclosure Policy, bound persons are: (i) our direct or indirect controlling stockholders, officers, members of the Board of Directors, Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of the people indicated in items (i) and (ii); (v) the people mentioned in (i), (ii) and (iii) who resigned from the Issuer or companies in which it is the only controlling stockholder, during a six-month term beginning on the resignation date; and (vi) the Issuer’s former managers or the former managers of subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six-month term beginning on the date of resignation from the company to which they were expatriated. Bound persons should maintain the security of the means where the relevant information is stored and transmitted (emails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information not properly protected. In the event that a bound person leaves or no longer takes part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to proper authorities and to the market. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance. Any bound person who discloses by mistake a material act or fact to any person who is not a bound person before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take appropriate measures. 440

We have mechanisms and policies to ensure information control, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as capital markets), and (iii) pen drives, compact discs and other information storage devices. We have designed an Internal Information Security Policy in which information is classified according to the confidentiality and protection required for the following levels: restricted (for example, a material fact), confidential, internal and public. For this reason, business-related requirements, sharing or restricting access to information and the impact in the event of misuse of information should be considered. We have also implemented awareness actions, aimed at making policies even more effective (for example, talks on the need to keep documents that include confidential information in safe places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level. We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information. We will not comment on rumors about us getting around the market, unless these may significantly affect our securities prices. 21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy. The members of the Disclosure and Trading Committee are: Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Carlos Henrique Donegá Aidar, Eduardo Queiroz Tracanella, Milton Maluhy Filho, and Renato Lulia Jacob. 21.4. Supply other information that the issuer may deem relevant The Disclosure Policy and attachments (Declaration of Adherence for Controlling Shareholders, Management and Statutory Authority Members, and Declaration of Adherence for Staff Members) are available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies), and on the website of CVM. 441

(A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and Subsidiaries Reference Form (Instruction CVM 480 and subsequent amendments) at December 31, 2019 and review report of independent auditors 442

[Graphic Appears Here] (A free translation of the original in Portuguese) Review report of independent auditors on Reference Form (CVM Instruction 480/09 and subsequent amendments) To Management Itaú Unibanco Holding S.A. Introduction In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2019, 2018 and 2017, on which we issued unqualified audit reports dated February 10, 2020, February 04, 2019 and February 05, 2018, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A. Scope of the review We conducted our review in accordance with NBC TA 720—“The auditor’s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2019, 2018 and 2017, taken as a whole. São Paulo, May 29, 2020 PricewaterhouseCoopers Emerson Laerte da Silva Auditores Independentes Contador CRC 1SP171089/O-3 CRC 2SP000160/O-5 2 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br 443